P.E

AR/S

0-30189







Get more from your network.

PROCESSED
APR 2 7 2007
THOMSON
FINANCIAL

# Vyyo Inc.
# Proxy Statement
# and 2006 Annual Report



# Notice of 2007 Annual Meeting and Proxy Statement

Proxy




# NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 10, 2007

To our stockholders:

The 2007 annual meeting of stockholders of Vyyo Inc., a Delaware corporation ("**us**," "**we**" or "**our**"), will be held at the New York City offices of our corporate counsel, Skadden, Arps, Slate, Meagher & Flom LLP, located at Four Times Square, New York, New York 10036, on Thursday, May 10, 2007, at 1:00 p.m., Eastern Standard Time (the "**Annual Meeting**").

At the Annual Meeting, you will be asked to consider and vote upon the following matters:

1. **Election of Directors.** The election of four Class I directors to our board of directors, each to serve until the 2010 annual meeting of stockholders or until his respective successor has been elected and qualified;

2. **Certificate of Incorporation.** The approval of our Fifth Amended and Restated Certificate of Incorporation to increase the maximum size of our board of directors from 10 to 12 directors;

3. **Equity Incentive Plan.** The approval of our Fourth Amended and Restated 2000 Employee and Consultant Equity Incentive Plan to increase the number of shares reserved for issuance thereunder and to increase the number of shares reserved for issuance under the plan's "evergreen" provisions;

4. **Ratification of Appointment of Accounting Firm.** The ratification of the appointment of Kesselman & Kesselman CPAs (Isr.), a member of PricewaterhouseCoopers International Limited, as our independent registered public accounting firm for the year ending December 31, 2007; and

5. **Other Business.** The transaction of any other business that may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting.

These items of business are more fully described in the attached Proxy Statement. You may vote at the Annual Meeting if you were a stockholder of record at the close of business on April 2, 2007. Our proxy statement and the enclosed proxy card are being sent to stockholders on and after April 20, 2007.

By Order of the Board of Directors

Davidi Gilo,
*Chairman of the Board*

**Whether or not you plan to attend the Annual Meeting in person, please cast your vote by completing, dating, signing and promptly returning the enclosed proxy card in the enclosed postage-prepaid envelope before the Annual Meeting so that your shares will be represented at the Annual Meeting.**

# VYYO INC.

**6625 The Corners Parkway**
**Suite 100**
**Norcross, Georgia 30092**

---

## PROXY STATEMENT

**April 20, 2007**

---

Proxy

**Time and Place of Meeting**

You are invited to attend the 2007 annual meeting of stockholders of Vyyo Inc. ("**us**," "**we**" or "**our**") that will be held on Thursday, May 10, 2007 at 1:00 p.m., Eastern Standard Time (the "**Annual Meeting**"), at the New York City offices of our corporate counsel, Skadden, Arps, Slate, Meagher & Flom LLP, located at Four Times Square, New York, New York 10036 or any adjournment or postponement of the Annual Meeting. This proxy statement and the accompanying form of proxy card are being furnished to you on and after April 20, 2007, in connection with the solicitation of proxies by our board of directors for use at the Annual Meeting. Our Annual Report for the 2006 fiscal year is enclosed with this proxy statement.

**Purpose of Meeting**

The purpose of the Annual Meeting is to consider and vote upon (a) the election of four Class I directors to our board of directors, (b) the approval of our Fifth Amended and Restated Certificate of Incorporation to increase the maximum size of our board of directors from 10 to 12 directors, (c) the approval of our Fourth Amended and Restated 2000 Employee and Consultant Equity Incentive Plan to increase the number of shares reserved for issuance thereunder and to increase the number of shares reserved for issuance under the plan's "evergreen" provisions, and (d) the ratification of the appointment of Kesselman & Kesselman CPAs (Isr.), a member of PricewaterhouseCoopers International Limited, as our independent registered public accounting firm for the year ending December 31, 2007.

**How to Vote Your Shares**

You may vote at the Annual Meeting or by proxy if you were a stockholder of record of our common stock on April 2, 2007. You are entitled to one vote per share of our common stock that you own on each matter presented at the Annual Meeting. You do not have the right to cumulate your votes in the election of directors. As of April 2, 2007, there were 18,400,369 shares of our common stock issued and outstanding.

Your shares will be voted at the Annual Meeting if you properly sign and return to us the enclosed proxy. If you specify a choice, your shares will be voted as specified. If you do not specify a choice, your shares will be voted ***FOR*** the election of each nominee for Class I directors, ***FOR*** approval of our Fifth Amended and Restated Certificate of Incorporation to increase the maximum size of our board of directors, ***FOR*** approval of our Fourth Amended and Restated 2000 Employee and Consultant Equity Incentive Plan to increase the number of shares reserved for issuance thereunder and to increase the number of shares reserved for issuance under the plan's "evergreen" provisions and ***FOR*** the ratification of the appointment of Kesselman & Kesselman CPAs (Isr.), a member of PricewaterhouseCoopers International Limited, as our independent registered public accounting firm for the year ending December 31, 2007. If other matters are presented at the Annual Meeting, the individuals named in the enclosed proxy will vote your shares on those matters in their discretion. As of the date of this proxy statement, we do not know of any other matters to be considered at the Annual Meeting.

**Revocability of Proxy**

You may revoke your proxy at any time before it is exercised by:

- delivering written notice to our Corporate Secretary; or
- attending and voting at the Annual Meeting.

Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the Annual Meeting, you must bring to the Annual Meeting a letter from your broker, bank or other nominee confirming your beneficial ownership of the shares and that the broker, bank or other nominee is not voting your shares at the Annual Meeting.

**Who Will Solicit Proxies**

Our directors, officers and employees will initially solicit proxies by mail. These individuals also may solicit proxies in person, by telephone or by other means, but they will not receive any additional compensation for these efforts. Nominees, trustees and other fiduciaries who hold stock on behalf of beneficial owners of our common stock may communicate with the beneficial owners by mail or otherwise and may forward proxy materials to and solicit proxies from the beneficial owners. We will pay all costs of solicitation of proxies. We have engaged The Altman Group at an estimated cost of $1,000, plus expenses, to assist in distribution of these materials.

**Required Vote and Quorum**

***Election of Directors.*** The affirmative vote of a plurality of the issued and outstanding shares of common stock present in person or represented by proxy at the Annual Meeting and entitled to vote is required to elect directors.

***Fifth Amended and Restated Certificate of Incorporation.*** The affirmative vote of a majority of the issued and outstanding shares of common stock is required to approve Proposal No. 2.

***Fourth Amended and Restated 2000 Employee and Consultant Equity Incentive Plan.*** The affirmative vote of a majority of the issued and outstanding shares of common stock is required to approve Proposal No. 3.

***Ratification of Independent Registered Public Accounting Firm.*** The affirmative vote of a majority of the issued and outstanding shares of common stock is required to approve Proposal No. 4.

An automated system administered by our transfer agent tabulates stockholder votes. Abstentions with respect to any matter other than the election of directors (Proposal No. 1) will be treated as shares present or represented by proxy and entitled to vote on that matter and will thus have the same effect as negative votes. If shares are not voted by the bank, broker or other financial institution which is the record holder of the shares but who does not receive voting instructions from the beneficial owners of those shares, or if shares are not voted in other circumstances in which proxy authority is defective or has been withheld with respect to any matter, these non-voted shares, or "broker non-votes," are deemed not to be entitled to vote on the matter and accordingly are not counted for purposes of determining whether stockholder approval of that matter has been obtained with respect to Proposals Nos. 3 and 4 and would have the same effect as negative votes for Proposal No. 2.

A majority of the shares entitled to vote at the Annual Meeting must be present in person or represented by proxy at the Annual Meeting to constitute a quorum. If you submit a proxy or attend the Annual Meeting in person, your shares will be counted toward the quorum, even if you abstain from voting on some or all of the matters introduced at the Annual Meeting. Abstentions and broker non-votes are each included in determining the number of shares present and voting at the Annual Meeting for purposes of determining the presence or absence of a quorum, and each is tabulated separately.

**Adjournment of Annual Meeting**

If a quorum is not present to transact business at the Annual Meeting or if we do not receive sufficient votes in favor of the proposals by the date of the Annual Meeting, the persons named as proxies may propose one or more adjournments of the Annual Meeting to permit solicitation of proxies. Any adjournment would require the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting.

## PROPOSAL NO. 1
## ELECTION OF DIRECTORS

Our board of directors presently consists of 10 members, and is divided into three classes, as nearly as equal as possible, with the term of office of each class ending in successive years. The terms of office of directors in Class II (Margaret A. Bellville, Lewis S. Broad and Neill H. Brownstein) will expire at the annual meeting of stockholders held in 2008. The terms of office of directors in Class III (Ronn Benatoff, Samuel L. Kaplan and Alan L. Zimmerman) will expire at the annual meeting of stockholders held in 2009. The terms of office of directors currently in Class I (Richard Bilotti, James A. Chiddix, Avraham Fischer and Davidi Gilo) will expire at the Annual Meeting.

At the Annual Meeting, you will be asked to elect Messrs. Bilotti, Chiddix, Fischer and Gilo, each of whom will serve a three-year term until the annual meeting of stockholders to be held in 2010, or until a successor is elected or appointed and qualified or until the director's earlier resignation or removal. Mr. Griffin retired from our board of directors in April 2007, prior to Mr. Bilotti's nomination.

The persons named in the enclosed proxy card intend to vote ***FOR*** the three nominees named below for election to our board of directors unless authority to vote for any such nominee is withheld. Each nominee is currently a director and is willing to be elected and serve as director. If a nominee is unable to serve or is otherwise unavailable for election, which we do not anticipate, the incumbent board of directors may or may not select a substitute nominee. If a substitute nominee is selected, your proxy will be voted for the person so selected. If a substitute nominee is not selected, your proxy will be voted for the election of the remaining nominees. No proxy will be voted for a greater number of persons than the number of nominees named above.

The affirmative vote of the holders of a plurality of the issued and outstanding shares of common stock present in person or represented by proxy at the Annual Meeting and entitled to vote on Proposal No. 1 is required for approval of Proposal No. 1.

**Your Board of Directors Recommends that You Vote**
**FOR the Election of All Nominees for Directors**

## DIRECTORS AND EXECUTIVE OFFICERS

**Nominees to Serve Until Annual Meeting of Stockholders in 2010**

***Richard Bilotti*** (age 44) has been a member of our board of directors since April 19, 2007. From 1994 through January 2007, Mr. Bilotti was an equity research analyst at Morgan Stanley and covered the cable television and entertainment industries. While at Morgan Stanley, from 1994 through 1997, Mr. Bilotti served as an executive director and from 1998 to 2007 he served as a managing director. Prior to joining Morgan Stanley, Mr. Bilotti was a high-yield, fixed-income analyst specializing in cable television at Grantchester Securities. Mr. Bilotti also previously worked at Prudential Bache Securities, L.F. Rothschild, and Kidder, Peabody as a high-yield analyst, focusing on the communications and transportation industries. Mr. Bilotti holds a Bachelor of Science in Economics, Magna Cum Laude from the Wharton School of the University of Pennsylvania.

*James A. (Jim) Chiddix* (age 61) has served as Vice Chairman of our board of directors since March 21, 2007. From 2004 until March 2007, Mr. Chiddix served as chairman and chief executive officer of OpenTV Corp., a provider of software solutions for the delivery of digital and interactive television. Mr. Chiddix continues to serve as a director of OpenTV. From 2001 to 2004, Mr. Chiddix was president of Mystro TV, a business and technology development division of Time Warner Inc. Mr. Chiddix served as chief technical officer at Time Warner Cable from 1998 to 2001 and senior vice president, engineering and technology from 1986 to 1998. Before joining Time Warner's corporate office, Mr. Chiddix held a variety of engineering and operating positions with two Hawaiian cable companies which were acquired by Time Warner's predecessor, American Television & Communications Corporation. Mr. Chiddix was inducted into the Cable Pioneers in 1991. In 1994, Mr. Chiddix and his Time Warner Cable engineering team won an Emmy Award for their work on hybrid fiber/coax architecture. Mr. Chiddix's other cable industry awards include being named 1989 "Man of the Year" by *CED Magazine*, and the National Cable Television Association's (NCTA) 1983 Vanguard Award for work on the introduction of addressable converters and NCTA's 1991 "President's Award" for his fiber work. Mr. Chiddix has served with numerous cable industry associations and governmental boards, including the Computer Science and Telecommunications Board (an arm of the National Research Council), The Cable Center and Museum in Denver and The Society of Cable Television Engineers. In addition to OpenTV, Mr. Chiddix currently serves on the board of directors of Symmetricom, Inc.

*Avraham Fischer* (age 50) has been a member of our board of directors since 1996. Mr. Fischer is co-managing partner of Fischer Behar Chen Well Orion & Co., a law firm located in Tel Aviv, Israel, where he has served since 1982. Mr. Fischer is deputy chairman of IDB Holding Corporation Ltd., Israel's largest holding company, and co-chief executive officer of Clal Industries and Investments Ltd., one of IDB's two principal subsidiaries focused on the hi-tech, bio-tech, real estate and trade sectors. Mr. Fischer is also the co-founder and vice-chairman of Ganden Holdings Ltd., a holding company that has a controlling interest in IDB Holdings, and a co-founder and co-chairman of Ganden Tourism and Aviation Ltd., Israel's second largest tourism and aviation group. Mr. Fischer is a member of the board of directors of IDB Holding Corporation Ltd. (TASE: IDBH); Discount Investment Corporation Ltd. (TASE: DISI); Makhteshim-Agan Industries Ltd. (TASE: MAIN); Koor Industries Ltd. (NASDAQ and TASE: KOR); Clal Industries and Investments Ltd. (TASE: CII) and other privately-held corporations. Mr. Fischer is a founder and board member of Matan, a non-profit organization dedicated to supporting programs that improve the conditions and prospects of people in need. Mr. Fischer earned his degree in law from the Tel Aviv University and is a Lieutenant Colonel (Res.) in the Israel Defense Forces.

*Davidi Gilo* (age 50) has served as Chairman of our board of directors since 1996. Mr. Gilo served as our Chief Executive Officer from October 2001 until March 2007 and from April 1999 until October 2000. Mr. Gilo also served as our Interim Chief Financial Officer from October 2001 until August 2002. From October 1998 until November 1999, Mr. Gilo served as chairman of the board of directors of DSP Communications, Inc., a developer of chip sets for wireless personal communication applications, and from June 1999 until November 1999, he served as DSP Communications' chief executive officer. Mr. Gilo also served as the chairman of the board of directors of DSP Communications from its founding in 1987 through 1999. Mr. Gilo served as chairman of the board of directors of Zen Research N.V., a developer of technology and intellectual property for use in CD and DVD optical storage devices, between 1995 and 1999, and served as Zen Research plc's chairman from April 2000 to October 2003. Between 1987 and 1993, Mr. Gilo was president and chief executive officer of DSP Group, Inc., and he served as chairman of the board of directors of DSP Group from 1987 until 1995. Mr. Gilo is a director of Arcadian Networks, Inc. and OrNim Inc., both privately-held companies.

**Directors to Serve Until Annual Meeting of Stockholders in 2008**

*Margaret A. Bellville* (age 53) has been a member of our board of directors since November 2006. Since 2004, Ms. Bellville has been a partner at CarterBaldwin, a national executive search services firm. From 2002 to 2004, Ms. Bellville served as chief operating officer and executive vice president of Charter Communications, a broadband communications company (NASDAQ: CHTR). From 2001 to 2002, Ms. Bellville was president and chief operating officer of Incanta, Inc., a technology-based streaming content business. Ms. Bellville also served in various capacities at Cox Communications from 1995 to 2001, last serving as executive vice president of operations from 1999 to 2001.

*Lewis S. Broad* (age 49) has been a member of our board of directors since 1999. From May 2000 until December 2002, Mr. Broad served as chief executive officer of Portfab LLC, a manufacturer of heating enclosures. Prior to November 1999, and since December 2002, Mr. Broad has been self-employed as a private investor. From 1996 until July 2004, Mr. Broad was a member of the board of directors of Vesta Corp., a company specializing in payment processing and fraud prevention for telephone and Internet transactions. From 1994 until 1999, Mr. Broad also served as a director of DSP Communications, Inc.

*Neill H. Brownstein* (age 63) has been a member of our board of directors since 1999. Since July 2005, Mr. Brownstein has served as a founder of Footprint Ventures, a Cayman Island-based venture capital firm with operations in India, Israel and the United States. Mr. Brownstein is president of Neill H. Brownstein Corporation, a strategic investment management consulting firm that he founded in 1976. From 1970 to 1995, Mr. Brownstein was associated with Bessemer Securities Corporation and Bessemer Venture Partners, and during that period he served as a founding general partner of three affiliated venture capital funds. Mr. Brownstein also served on the board of directors of Giga Information Group from December 1995 until March 2003, when Giga Information Group was acquired by Forrester Research. From 1994 until 1999, Mr. Brownstein also served as a director of DSP Communications, Inc.

**Directors to Serve Until Annual Meeting of Stockholders in 2009**

*Ronn Benatoff* (age 57) has been a member of our board of directors since July 2004. Mr. Benatoff is a long-time entrepreneur in international trade and since 2000 has served as the Managing Director—Israel for Syntek Capital A.G., an investment holding company based in Germany ("**Syntek**"). Mr. Benatoff has served as chairman of Italinvest Ltd. since 1999 and as a director of Xcitel Ltd. since 2003. Mr. Benatoff has been associated with Fideco SpA since 1990, and at various times served as its chairman of the board of directors and/or an executive of the company. From 2002 until 2004, Mr. Benatoff was a director with Adyoron Intelligent Systems Ltd., acting as chairman of the board from 2002 until mid-2003. Mr. Benatoff also was previously chief executive officer of Cifideco Ltd., a Hong Kong-based company with subsidiaries in Spain and Argentina. Mr. Benatoff was a member of the board of directors of Xtend Networks Ltd. from 2001 until 2004, when we acquired that company. In that acquisition, Syntek, a former shareholder of Xtend, was given the right, under certain conditions, to nominate one representative to our board of directors, and Mr. Benatoff has been so nominated. Mr. Benatoff is fluent in English, French, Hebrew, Italian and Spanish.

*Samuel L. Kaplan* (age 70) has been a member of our board of directors since 1999. Mr. Kaplan has been a partner in the law firm of Kaplan, Strangis and Kaplan, P.A. of Minneapolis, Minnesota since 1978. Mr. Kaplan is a director of Piper Jaffray Companies and Cambria Enterprises. Mr. Kaplan served as president of Banking Corporation of Florida from 2002 through 2006. From 1999 to 2004, Mr. Kaplan was a director of Associated Bank-Corp of Minnesota. From 1991 until June 1999, Mr. Kaplan also served as a director of DSP Group, Inc., a developer of telephony and speech compression components.

*Alan L. Zimmerman* (age 64) has been a member of our board of directors since 1999. Since 1994, Mr. Zimmerman has served as co-chief executive officer and director of Law Finance Group, Inc., a

provider of financing to law firms, parties engaged in legal proceedings and probate executors, heirs and trustees. Mr. Zimmerman also serves as a manager and/or director of several companies affiliated with Law Finance Group, Inc., including Law Finance Group Holdings, LLC; Law Investment Company, LLC; BZM, LLC; Firm Finance Company, LLC; Law Finance Limited; and LFG National Capital, LLC. Mr. Zimmerman is a partner of Litigation Resource Counsel, LLP, a law firm located in San Francisco, California.

**Current Executive Officers**

***Wayne H. Davis*** (age 53) was named our Chief Executive Officer on March 21, 2007. Prior to joining us, Mr. Davis was with Charter Communications Inc. since 2001 and most recently served as executive vice president, engineering and chief technology officer. Prior to that time, Mr. Davis served in various capacities at Charter Communications, including vice president engineering, western division. From 1999 to January 2000, Mr. Davis was vice president of engineering at Comcast Corporation, serving as Comcast Corporation's engineering lead in managing the integration and upgrade of plant acquired from Jones Intercable Inc., into the Comcast network. Mr. Davis joined Jones Intercable, Inc., in 1989 and served until its acquisition by Comcast. While at Jones Intercable, Mr. Davis rose from fund engineering director for that company's Midwest systems to vice president, technical operations and group vice president, engineering.

***Avner Kol*** (age 54) has served as our Chief Operating Officer since November 2005. From February 2005 until November 2005, Mr. Kol served as site manager of our Norcross, Georgia operations and manager of our T1 business unit. From January 2000 until January 2005, Mr. Kol was general manager of Vyyo Ltd., our wholly-owned subsidiary based in Israel. From 1977 to 1999, Mr. Kol was vice president of operations for DSP Communications, Inc., which was acquired by Intel Corporation in 1999.

***Arik Levi*** (age 37) has served as our Chief Financial Officer since February 2003, and previously served as our Corporate Secretary from February 2006 until June 2006. Mr. Levi previously served as our interim Chief Financial Officer from November 2002 until his appointment in February 2003 to Chief Financial Officer. Mr. Levi first served as our Israeli controller from March 2000 until November 2001 and as our Vice President, Finance from November 2001 until November 2002. Prior to joining us, Mr. Levi was as an auditor at Kesselman & Kesselman CPAs (Isr.), a member of PricewaterhouseCoopers International Limited, and its predecessor accounting firm, from 1994 through 2000.

***Tashia L. Rivard*** (age 37) has served as our General Counsel and Corporate Secretary since June 2006, and as our Deputy General Counsel from July 2005 until her appointment as General Counsel. Prior to joining us, Ms. Rivard was an attorney at Adaptec, Inc., a provider of storage solutions for data, practicing securities and general corporate law from January 2005 to July 2005. Prior to that time, Ms. Rivard practiced securities, mergers and acquisitions and general corporate law at Montgomery & Hansen LLP (formerly Montgomery Law Group, LLP) from November 2003 to December 2004; Brobeck, Phleger & Harrison, LLP in Palo Alto, California from May 2000 to December 2001; Warner Norcross & Judd LLP in Grand Rapids, Michigan from 1995 to April 2000 and from April 2002 to November 2003.

***Walter Ungerer*** (age 38) has served as our Vice President, Corporate Communications since November 2004, and is responsible for all of our investor, promotional marketing and media communications. Mr. Ungerer has over 10 years of experience managing finance, investor relations and communications within organizations that have earned recognition from Reuters, Frost and Sullivan and an Emmy Award from the National Academy of Television Arts and Sciences. Prior to joining us, Mr. Ungerer was director of investor relations at Concurrent Computer Corporation from 2001 until October 2004. Previously, Mr. Ungerer held various positions with Scientific-Atlanta, a Cisco company, which he joined in 1996 as assistant manager of structured trade finance, and he was promoted to

manager of corporate treasury services and manager of investor relations before leaving the company in 2001. Previously, Mr. Ungerer spent four years in various finance related positions at Fortune 100 companies Eaton Corporation and Cooper Industries.

**Former Executive Officers**

***Amir Hochbaum*** (age 47) served as our General Manager of Research, Development and Production Operations in Israel from April 2005 to March 2007. Prior to joining us, Mr. Hochbaum spent a combined 20 years with Avaya Inc. (formerly Lucent, Madge Limited and Lannet S.A.) and ServiceSoft Corporation. As managing director and vice president, research and development for Avaya Israel from 2001 to 2005, Mr. Hochbaum led Avaya's remote office product development. In previous roles with Avaya and its predecessors, Mr. Hochbaum served as sales director and development director in a variety of projects.

***Andrew P. Fradkin*** (age 49) served as our Corporate Secretary and General Counsel from 2002 through February 2006. Prior to joining us, Mr. Fradkin was secretary and general counsel of Zen Research plc (formerly LSE: ZEN) from its initial listing on the London Stock Exchange in 2000 through its return to private ownership in 2002. Mr. Fradkin was a partner in the New Jersey law firm Goldman, Jacobson, Kramer and Fradkin, where he specialized in business and tax matters. Earlier in his career he was a trial attorney with the Office of Chief Counsel, Internal Revenue Service in Chicago, Illinois.

**Independence of Directors**

Pursuant to our governance principles, the board of directors annually considers whether a director or nominee has any relationship which, in the opinion of the board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The board of directors has determined that each of our directors, former directors and nominees for director, other than Ms. Bellville and Messrs. Chiddix, Fischer and Gilo, qualify as independent directors as defined by the Sarbanes-Oxley Act of 2002 and the National Association of Securities Dealers' ("**NASD**") listing standards, including such definitions applicable to each committee of the board of directors upon which he or she serves or served.

***Determination of Mr. Benatoff's Independence.*** In December 2005, we amended key provisions of our outstanding $6,500,000 promissory note payable to Syntek. We delivered the original $6,500,000 promissory note to Syntek in June 2004 in connection with our acquisition of Xtend Networks Ltd. Syntek, a former shareholder of Xtend Networks Ltd., owns more than 5% of our common stock, and has the right to nominate one member to our board of directors. Mr. Benatoff, the Syntek nominee, controls a Belgian company that owns an immaterial portion (approximately 0.2%) of Syntek. Mr. Benatoff is a member of Syntek's management board that makes investment decisions with respect to certain of Syntek's investments. Mr. Benatoff has disqualified himself from voting as a member of the Syntek management board on any matter related to Syntek's investment in our company. In addition, Mr. Benatoff does not vote on any matter related to Syntek as a member of our board of directors. Given that Mr. Benatoff has only an immaterial indirect interest in Syntek and that he does not vote on investment decisions related to Syntek's investment in our company, nor does he vote on any matter related to Syntek as a member of our board of directors, the board of directors has determined that the foregoing matters do not interfere with Mr. Benatoff's exercise of independent judgment in carrying out the responsibilities of a member of our board of directors.

**Committees of the Board of Directors**

Our board of directors has three standing committees: the Compensation Committee, the Audit Committee and the Nominating Committee. All committees operate under written charters approved

by our board of directors, which are available at our website at *www.vyyo.com/Investors/Corporate Governance*. We also will provide a copy of these charters to any stockholder upon request.

*Compensation Committee.* Our Compensation Committee designs, evaluates and recommends salaries, bonuses and other compensation of our executive officers; administers our stock-based compensation plans; makes recommendations to our board of directors regarding the grants of stock-based compensation awards under these plans and annually reviews our benefit programs. All stock-based compensation plans outstanding have been approved by our stockholders. Our Compensation Committee is comprised solely of independent directors as defined by NASD listing standards. The Compensation Committee met 10 times during 2006. During 2006, our Compensation Committee was comprised of Messrs. Broad (Chairman) and Zimmerman. In March 2007, Samuel L. Kaplan became a member of our Compensation Committee.

*Audit Committee.* Our Audit Committee assists the full board of directors in its general oversight of our financial reporting, internal controls and audit functions, and is directly responsible for approval of related party transactions and the appointment, compensation and oversight of the work of our independent registered public accounting firm. Our Audit Committee is comprised solely of independent directors as defined by the Sarbanes-Oxley Act of 2002 and NASD listing standards. Our Audit Committee has a policy requiring it to pre-approve the audit and non-audit services performed by our independent registered public accounting firm. All services provided by the independent registered public accounting firm are either within general pre-approved limits or specifically approved by our Audit Committee. The general pre-approval limits are detailed as to each particular service and are limited by a specific dollar amount for each type of service per project. Our Audit Committee met 15 times during 2006. During 2006, our Audit Committee was comprised of Messrs. Brownstein (Chairman), Broad and Kaplan. Mr. Brownstein serves as our "audit committee financial expert," as defined by the Securities and Exchange Commission.

*Nominating Committee.* Our Nominating Committee is responsible for the identification and recommendation of individuals qualified to become members of our board of directors for each vacancy that occurs and for each election of directors at an annual meeting of stockholders and periodically reviews the size of our board of directors and recommends any changes to the full board of directors. Our Nominating Committee is comprised solely of independent directors as defined by the Sarbanes-Oxley Act of 2002 and NASD listing standards. Our Nominating Committee met twice in 2006. During 2006, our Nominating Committee was comprised of Messrs. Zimmerman (Chairman), Broad and Kaplan.

**Consideration of Director Nominees**

*Director Qualifications.* The goal of our Nominating Committee is to ensure that our board of directors possesses a variety of perspectives and skills derived from high-quality business and professional experience. The Nominating Committee seeks to achieve a balance of knowledge, experience and capability on our board of directors. To this end, the Nominating Committee seeks nominees with high professional and personal ethics and values, an understanding of our business and industry, diversity of business experience and expertise, broad-based business acumen and the ability to think strategically. In addition, the Nominating Committee considers the level of the candidate's commitment to active participation as a director, both at board and committee meetings and otherwise. Although the Nominating Committee uses these and other criteria to evaluate potential nominees, it has no stated minimum criteria for nominees. When appropriate, the Nominating Committee may retain executive recruitment firms to assist in identifying suitable candidates. The Nominating Committee does not use different standards to evaluate nominees depending on whether they are proposed by our directors and management or by our stockholders. In 2006, we engaged CarterBaldwin, an executive search firm, to assist us in, among other things, identifying potential nominees to our board of directors who possess the qualities described above. Ms. Bellville, a director

of our company, is a partner in CarterBaldwin. See "—Director Compensation" for a description of the fees paid to CarterBaldwin during 2006. Most of these fees related to search and placement for potential candidates for executive positions rather than potential members of our board of directors.

***Stockholder Nominees.*** The Nominating Committee will consider director candidates recommended by stockholders. If a stockholder would like to recommend a director candidate for the next annual meeting of stockholders, the stockholder must deliver the recommendation to our Corporate Secretary at our principal executive offices no less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; *provided, however*, if the next annual meeting of stockholders occurs on a date more than 30 days earlier or later than the anniversary of the prior year's annual meeting of stockholders, then the notice must be received no later than the close of business on the 10th day following the day on which notice of the date of annual meeting was mailed or public disclosure of the date of annual meeting was made, whichever first occurs. Recommendations for candidates should be accompanied by personal information about the candidate, including a list of the candidate's references, the candidate's resume or curriculum vitae and the other information required in the stockholder notice set forth in article II, section 4 of our bylaws. A stockholder recommending a candidate may be asked to submit additional information as may be necessary to satisfy the rules of the Securities and Exchange Commission or The Nasdaq Stock Market. If a stockholder's recommendation is received within the time period set forth above and the stockholder has met the criteria set forth above, the Nominating Committee will evaluate such candidate, along with the other candidates being evaluated by the Nominating Committee, in accordance with the committee's charter and will apply the criteria described under "—Director Qualifications" above.

**Board and Annual Meeting Attendance**

During 2006, our board of directors held six meetings. All directors attended at least 75% of the aggregate number of meetings of the board of directors and meetings of committees on which they served during the year (during the periods that they served). We strongly encourage directors to attend our annual meeting of stockholders. Each of our directors attended the 2006 Annual Meeting of Stockholders (five in person and three telephonically).

**Director Compensation**

Directors serving on our board of directors do not receive any cash compensation for their service. Directors are reimbursed for their out-of-pocket expenses incurred in attending meetings of our board of directors and committees on which they may serve.

Under our Third Amended and Restated 2000 Employee and Consultant Equity Incentive Plan (the "**2000 Plan**"), each non-employee director receives an initial option to purchase 25,000 shares of our common stock on the date on which he or she becomes a director, at the closing price of our common stock on the date of grant. These options have a 10-year term and vest in four equal annual installments on each of the first four anniversaries of the date of grant. Thereafter, on the date immediately following each annual meeting of our stockholders, each of our non-employee directors receives an annual stock option grant to purchase 7,500 shares of our common stock, provided such director has served on our board of directors for at least six months on such date. These options have a 10-year term and vest immediately upon the date of grant. Proposal No. 3 in this proxy statement seeks approval to change the date of the annual grant to non-employee directors from the date immediately following each annual meeting of our stockholders to the date of our annual meeting of stockholders.

In addition, under the 2000 Plan, each non-employee director receives a quarterly option grant to purchase 3,125 shares of our common stock, other than the Chairman of our Audit Committee, who, given his additional responsibilities, receives a quarterly option grant to purchase 4,375 shares of our common stock.

The following table sets forth information about the stock-based compensation earned by our non-employee directors during 2006.

| Name(1) | Option Awards ($)(2) | All Other Compensation ($) | Total ($) |
|---|---|---|---|
| Margaret A. Bellville | $ 4,086 | $153,776(3) | $157,862 |
| Ronn Benatoff | $59,908 | — | $ 59,908 |
| Lewis S. Broad | $39,591 | — | $ 39,591 |
| Neill H. Brownstein | $49,534 | — | $ 49,534 |
| Avraham Fischer | $39,591 | — | $ 39,591 |
| John P. Griffin | $39,591 | — | $ 39,591 |
| Samuel L. Kaplan | $39,591 | — | $ 39,591 |
| Alan L. Zimmerman | $39,591 | — | $ 39,591 |

(1) Mr. Bilotti became a member of our board of directors on April 19, 2007 and Mr. Chiddix became a member of our board of directors on March 21, 2007. Accordingly, neither Mr. Bilotti nor Mr. Chiddix received any director compensation in 2006.

(2) Amounts shown in this column do not reflect the compensation actually received by the director. Instead, these amounts represent the compensation costs we recognized as an expense in 2006 for financial accounting purposes. The amounts shown exclude the effects of estimated forfeitures related to service-based vesting conditions. The fair values of these awards and the amounts expensed in 2006 were determined in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standard No. 123 (revised 2004) "Share-Based Payment" ("SFAS 123(R)"). For additional valuation assumptions, see Note 1 "Significant Accounting Policies—Employee Stock-Based Compensation" to our annual Consolidated Financial Statements for the year ended December 31, 2006. There can be no assurance that options will be exercised (in which case no value will be realized by the individual) or that the value on exercise will approximate the compensation expense that we recognize.

The following table shows the aggregate number of options held by each non-employee director as of December 31, 2006:

| Name | Options Outstanding |
|---|---|
| Margaret A. Bellville | 25,000 |
| Ronn Benatoff | 68,125 |
| Lewis S. Broad | 85,419 |
| Neill H. Brownstein | 104,585 |
| Avraham Fischer | 97,085 |
| John P. Griffin | 97,085 |
| Samuel L. Kaplan | 97,085 |
| Alan L. Zimmerman | 97,085 |

All of the listed options are fully vested, other than the 25,000 options granted to Ms. Bellville and 12,500 of the options granted to Mr. Benatoff (each related to the initial grant of options when these individuals joined our board of directors).

(3) Ms. Bellville provides consulting services to us in her individual capacity for $2,000 per month. In addition, Ms. Bellville is a partner in CarterBaldwin, an executive search firm that has assisted us in the search for and placement of executives and members of our board of directors. In 2006, we were billed $149,776 for these executive searches and placements. Our relationship with CarterBaldwin began early in 2006, prior to Ms. Bellville joining our board of directors.

*Consulting Arrangement with James A. Chiddix, our new Vice Chairman of the Board of Directors*

On March 21, 2007, we entered into a Consulting Agreement with Mr. Chiddix pursuant to which he will receive $15,000 per month in exchange for providing certain services to us for on average 40 hours per month. Mr. Chiddix also was granted a stock option to purchase 250,000 shares of our common stock which vests in equal monthly installments over 48 months. The exercise price of the stock options is $6.31, the closing price of our common stock on March 21, 2007. The stock options granted to Mr. Chiddix may be accelerated upon the occurrence of specified events, including certain financing events, approval of our products in identified cable companies or upon a "Change of Control" (as defined in the Consulting Agreement), as follows:

*Financing Event.* If we are a party to a Financing Event (as defined in the Consulting Agreement, which does not include the financing we completed on March 28, 2007) on or before December 31, 2007, and it is determined that Mr. Chiddix contributed in a material way (as defined in the Consulting Agreement) to the Financing Event, then 30,000 of Mr. Chiddix's outstanding and unvested stock options will vest immediately.

*Spectrum Overlay.* If our Spectrum Overlay solution is approved by one of two identified cable companies which generates a required level of revenue and if Mr. Chiddix contributed in a material way to the completion of such orders, then (a) 30,000 of Mr. Chiddix's stock options will immediately vest, and (b) the remaining number of outstanding and unvested stock options held by Mr. Chiddix (other than the number of stock options that may vest monthly through December 31, 2008) would be eligible to immediately vest if we subsequently receive the required approval and revenue from the second identified cable company.

*Change of Control.* If we enter into a definitive agreement on or before December 31, 2008 which would result in a Change of Control (as defined in the Consulting Agreement), then the remaining number of outstanding and unvested stock options held by Mr. Chiddix will immediately vest as of the closing of the Change of Control.

**Communication with our Board of Directors**

You may contact our board of directors by mail addressed to the board of directors, Vyyo Inc., c/o Corporate Secretary, 6625 The Corners Parkway, Suite 100, Norcross, Georgia 30092. An employee will forward these letters directly to the board of directors. We reserve the right not to forward to the board of directors any abusive, threatening or otherwise inappropriate materials.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents certain information regarding the beneficial ownership of our common stock as of March 31, 2007 by: (a) each beneficial owner of 5% or more of our outstanding common stock; (b) each of our current directors; (c) each of our named executive officers (as defined below in "Executive Compensation and Other Information—Summary Compensation Table for 2006"); (d) Wayne H. Davis, our new Chief Executive Officer who joined us on March 21, 2007 and (e) all of our current directors and executive officers as a group.

The percentage of beneficial ownership in the table is based on approximately 18,316,231 shares of our common stock outstanding as of March 31, 2007. To our knowledge, except under community property laws or as otherwise noted, the persons and entities named in the table have sole voting and sole investment power over their shares of our common stock. Unless otherwise indicated, each beneficial owner listed below maintains a mailing address of c/o Vyyo Inc., 6625 The Corners Parkway, Suite 100, Norcross, Georgia, 30092.

The number of shares beneficially owned by each stockholder is determined under the rules of the Securities and Exchange Commission and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of our common stock over which the stockholder has sole or shared voting or investment power and those shares of our common stock that the stockholder has the right to acquire within 60 days after March 31, 2007 through the exercise of any stock option or otherwise. The "Percentage Owned" column treats as outstanding all shares underlying such options held by the stockholder, but not shares underlying options held by other stockholders.

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership(1) | Percentage Owned |
|---|---|---|
| The Goldman Sachs Group Inc.(2)<br>Goldman, Sachs & Co.<br>85 Broad Street<br>New York, New York 10004 | 5,152,282 | 23.62%(3) |
| Gilder, Gagnon, Howe & Co. LLC(4)<br>1775 Broadway, 26th Floor<br>New York, New York 10019 | 2,198,521 | 12.00% |
| Sedna Capital Management LLC(5)<br>200 Park Avenue, 33rd Floor<br>New York, New York 10166 | 1,177,440 | 6.43% |
| Syntek Capital A.G.(6)<br>Zugspitzstrasse 15<br>Pullach, Germany 82049 | 972,675 | 5.31% |
| Davidi Gilo(7) | 5,582,724 | 28.83% |
| Margaret A. Bellville | 3,125 | * |
| Ronn Benatoff(8) | 58,750 | * |
| Richard Bilotti(9) | — | — |
| Lewis Broad(10) | 125,973 | * |
| Neill H. Brownstein(11) | 173,853 | * |
| James A. Chiddix | 10,416 | * |
| Avraham Fischer | 103,544 | * |
| John P. Griffin | 121,877 | * |
| Samuel L. Kaplan | 169,505 | * |
| Alan L. Zimmerman | 167,020 | * |
| Wayne H. Davis(12) | — | — |
| Arik Levi | 139,000 | * |
| Avner Kol | 167,398 | * |

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership(1) | Percentage Owned |
|---|---|---|
| Tashia L. Rivard | 36,666 | * |
| Walter Ungerer | 40,416 | * |
| Amir Hochbaum(13) | 81,250 | * |
| Andrew P. Fradkin(14) | — | — |
| All current directors and executive officers as a group (15 persons) | 6,900,267 | 33.82% |

* Less than 1%.

(1) Includes shares that may be acquired by the exercise of stock options granted under our stock option plans within 60 days after March 31, 2007. The number of shares subject to stock options exercisable within 60 days after March 31, 2007 for each of the directors and named executive officers is shown below:

| | |
|---|---|
| Davidi Gilo | 1,049,999 |
| Margaret A. Bellville | 3,125 |
| Ronn Benatoff | 58,750 |
| Richard Bilotti | — |
| Lewis Broad | 88,544 |
| Neill H. Brownstein | 107,293 |
| James A. Chiddix | 10,416 |
| Avraham Fischer | 98,543 |
| John P. Griffin | 98,543 |
| Samuel L. Kaplan | 98,543 |
| Alan L. Zimmerman | 96,876 |
| Wayne H. Davis | — |
| Arik Levi | 139,000 |
| Avner Kol | 167,398 |
| Tashia L. Rivard | 36,666 |
| Walter Ungerer | 30,416 |
| Amir Hochbaum | 81,250 |
| Andrew P. Fradkin | — |
| Directors and executive officers as a group | 2,165,362 |

(2) The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. ("**Goldman**") reported that it has shared voting and dispositive power over all of its shares of our common stock. All information regarding Goldman is based solely on the Schedule 13G (Amendment No. 1) filed by Goldman with the Securities and Exchange Commission on February 12, 2007, and other information of which we are aware following the closing of the convertible note financing with Goldman on March 28, 2007. The number of shares reported includes 3,500,000 shares that may be acquired upon Goldman's conversion of our outstanding 5% Convertible Note due March 27, 2012.

(3) Under the terms of the 5% Convertible Note we delivered to Goldman on March 28, 2007, Goldman does not have the right to convert any portion of the Convertible Note into shares of our common stock to the extent that after giving effect to such conversion and taking into account all other shares of our common sock beneficially owned by Goldman, Goldman would beneficially own more than 14.8% of our outstanding common stock.

(4) Gilder, Gagnon, Howe & Co. LLC ("**Gilder**") reported that it has shared dispositive power over all of its shares of our common stock. All information regarding Gilder is based solely on the Schedule 13G (Amendment No. 3) filed by Gilder with the Securities and Exchange Commission on February 14, 2007.

(5) Sedna Capital Management LLC ("**Sedna**") reported that it has shared voting and dispositive power over all of its shares of our common stock. All information regarding Sedna is based solely on the Schedule 13G (Amendment No. 1) filed by Sedna with the Securities and Exchange Commission on February 14, 2007.

(6) Syntek reported that it has sole dispositive power over all of its shares of our common stock. All information regarding Syntek is based solely on the Schedule 13D filed by Syntek with the Securities and Exchange Commission on July 21, 2004.

(7) Includes (a) 3,605,766 shares held by the Gilo Family Trust U/A/D 1/18/91, of which Davidi Gilo is the sole trustee; (b) 345,000 shares held by Mr. Gilo individually; (c) 5,420 shares held by Harmony Management, Inc., of which Mr. Gilo and a trust for his benefit are the sole shareholders; (d) 18,206 shares held by the Gilo Family Partnership, L.P., a limited partnership of which Harmony Management, Inc. is the general partner and Mr. Gilo, Shamaya Gilo and three trusts for the benefit of Mr. Gilo's children, Adi, Elad and Yael Gilo, are the limited partners; (e) 95,000 shares held by the Gilo Family Foundation, a not-for-profit corporation of which Mr. Gilo is the trustee; and (f) 170,000 shares held by the Winds of Change Foundation, Inc., a not-for-profit corporation of which Shamaya Gilo is the trustee and with which Mr. Gilo has entered into a voting trust agreement pursuant to which he has the exclusive right to vote such shares. Mr. Gilo has sole voting and dispositive power with respect to all of the shares held by the Gilo Family Trust U/A/D 1/18/91, by Mr. Gilo individually, by Harmony Management, Inc., by the Gilo Family Partnership, L.P., the Gilo Family Foundation and by the Winds of Change Foundation. Mr. Gilo has sole dispositive power with respect to all of the shares held by the Gilo Family Trust U/A/D 1/18/91, by Mr. Gilo individually, by Harmony Management, Inc., by the Gilo Family Partnership, L.P. and the Gilo Family Foundation, subject to the rights of Shamaya Gilo to the proceeds from the sale of 440,039 of those shares and to elect a distribution of said 440,039 shares to her, on or after the earlier of (i) July 1, 2008; or (ii) the sale by Mr. Gilo of his California residence, pursuant to a marital settlement agreement. Excludes 81,649 shares held in three trusts for the benefit of Mr. Gilo's children, as to which Mr. Gilo has no voting or investment power. Mr. Gilo disclaims beneficial ownership of such shares.

(8) Mr. Benatoff disclaims beneficial ownership of the shares held by Syntek. See description of Mr. Benatoff's relationship with Syntek above in "Directors and Executive Officers—Independence of Directors—Determination of Mr. Benatoff's Independence."

(9) Mr. Bilotti became a member of our board of directors on April 19, 2007, and did not beneficially own any shares of our common stock as of March 31, 2007.

(10) Includes 37,429 shares held by Blue Heron I, LLC, of which Mr. Broad has sole investment and voting power.

(11) Includes 3,334 shares held directly by Mr. Brownstein and 63,226 shares held by the Neill and Linda Brownstein Living Trust ATA 12/18/02, of which Mr. Brownstein and his spouse are the trustees and beneficiaries.

(12) Mr. Davis became our Chief Executive Officer on March 21, 2007, and did not beneficially own any shares of our common stock as of March 31, 2007.

(13) Mr. Hochbaum resigned effective March 8, 2007. The number of shares reported as beneficially owned by Mr. Hochbaum as of March 31, 2007 is derived from Mr. Hochbaum's separation agreement. Mr. Hochbaum may exercise the reported options through June 8, 2007.

(14) Mr. Fradkin resigned effective February 17, 2006. As of March 31, 2007, Mr. Fradkin had exercised all of his vested options.

## EXECUTIVE COMPENSATION AND OTHER INFORMATION

**Summary Compensation Table for 2006**

This table summarizes the compensation for the named executive officers. The "named executive officers" are our Chief Executive Officer, Chief Financial Officer, our three most highly compensated officers who were serving as officers as of December 31, 2006, and Messrs. Hochbaum and Fradkin, each of whom would have been one of our three most highly compensated officers other than the Chief Executive Officer and Chief Financial Officer had he been serving as an officer as of December 31, 2006.

| Name and Principal Position | Year | Salary ($)(1) | Bonus | Option Awards ($)(2) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|
| Davidi Gilo<br>Chief Executive Officer and Chairman | 2006 | $389,286 | — | $1,680,990 | $ 19,869(3) | $2,090,145 |
| Arik Levi(4)<br>Chief Financial Officer | 2006 | $175,464 | $50,000 | $ 246,420 | $ 64,041(5) | $ 535,925 |
| Avner Kol<br>Chief Operating Officer | 2006 | $250,000 | — | $ 359,187 | $ 12,502(6) | $ 621,689 |
| Tashia L. Rivard<br>General Counsel and Secretary | 2006 | $185,417 | $36,877 | $ 148,705 | $ 6,190(7) | $ 377,189 |
| Walter Ungerer<br>Vice President Corporate Communications and Investor Relations | 2006 | $140,000 | — | $ 114,725 | $ 52,415(8) | $ 307,140 |
| Amir Hochbaum(4)<br>Former Senior Vice President, Research, Development and Operations | 2006 | $193,120 | — | $ 276,734 | $109,070(9) | $ 606,806 |
| Andrew P. Fradkin<br>Former General Counsel and Secretary | 2006 | $ 97,044(10) | $50,000 | $ 27,380(11) | $129,163(12) | $ 303,587 |

(1) For named executive officers in the United States, includes salary deferred under the Vyyo Inc. 401(k) Savings Plan, and for named executive officers in Israel, includes employee insurance coverage mandated by Israeli law (which may be used, in the discretion of the employee, for life insurance, savings or a mix of both).

(2) Amounts shown in this column do not reflect the compensation actually received by the named executive officer. Instead, these amounts represent the compensation costs we recognized as an expense in 2006 for financial accounting purposes. The amounts shown exclude the effects of estimated forfeitures related to service-based vesting conditions. The fair values of these awards and the amounts expensed in 2006 were determined in accordance with SFAS 123(R). For additional valuation assumptions, see Note 1 "Significant Accounting Policies—Employee Stock-Based Compensation" to our annual Consolidated Financial Statements for the year ended December 31, 2006. The awards for which expense is shown in this table include the awards

described in the "Grants of Plan-Based Awards" table appearing below, as well as awards granted in prior years for which we continued to recognize expense in 2006. There can be no assurance that options will be exercised (in which case no value will be realized by the individual) or that the value on exercise will approximate the compensation expense that we recognize.

(3) Includes $18,267 for group health insurance and $1,602 for life insurance premiums paid by us.

(4) Compensation paid to Messrs. Levi and Hochbaum was in New Israeli Shekels (NIS). For purposes of reporting the compensation in United States dollars in this table, we converted the monthly compensation earned in NIS into United States dollars using the prevailing exchange rate as of the last day of each month during 2006, since we pay salaries to our Israeli employees once a month at the end of each month.

(5) Includes $1,866 for group health insurance; $13,920 of deposits made by us as required by Israeli law for amounts payable to Israeli employees upon termination of employment; $12,533 of deposits made by us for educational funds; $17,005 for payout of accrued but unused vacation; and $18,717 for an automobile lease paid by us.

(6) Includes $10,844 for group health insurance and $1,658 for life insurance premiums paid by us.

(7) Includes $4,765 for group health insurance and $1,425 for life insurance premiums paid by us.

(8) Includes $10,844 for group health insurance; $1,371 for life insurance premiums paid by us; and $40,200 in compensation cost related to Mr. Ungerer's exercise of a stock option granted at a discount from the market price of our common stock on the date of grant.

(9) Includes $4,340 for group health insurance; $15,321 of deposits made by us as required by Israeli law for amounts payable to Israeli employees upon termination of employment; $13,794 of deposits made by us for educational funds; $6,478 for payout of accrued but unused vacation; $16,770 for an automobile lease paid by us; and a $52,367 severance provision related to Mr. Hochbaum's resignation announced in November 2006 (with an effective date of March 8, 2007).

(10) Mr. Fradkin resigned effective as of February 25, 2006. Mr. Fradkin provided consulting services to us from his termination date through December 31, 2006. Of the salary reported, $55,044 relates to his service as an employee and $42,000 relates to his service as a consultant.

(11) Mr. Fradkin resigned effective as of February 25, 2006. Under the terms of Mr. Fradkin's separation agreement, all of Mr. Fradkin's outstanding options continued to vest through December 31, 2006 (with any unvested options being forfeited as of that date), and he was entitled to exercise all vested options for 90 days after December 31, 2006.

(12) Includes $110,000 related to Mr. Fradkin's termination of employment, $18,267 for group health insurance and $896 for life insurance premiums paid by us.

Certain of the above benefits are provided pursuant to the terms of employment agreements with certain of the named executive officers. For a description of employment agreements and offer letters for certain of our named executive officers, please see "—Employment Agreements, Termination of Employment and Change-in-Control Arrangements" below.

### Grants of Plan-Based Awards

The following table summarizes the grants of stock options that we made to the named executive officers in 2006.

| Name | Grant Date | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise Price of Option Awards ($/Sh)(1) | Grant Date Fair Value of Option Awards(2) |
|---|---|---|---|---|
| Davidi Gilo | 2/10/2006 | 900,000(3) | $5.22 | $2,538,000(4) |
| Arik Levi | 2/10/2006 | 90,000(5) | $5.22 | $ 282,600 |
| | 11/9/2006 | 24,000(6) | $3.55 | $ 39,003 |
| Avner Kol | 2/10/2006 | 93,000(5) | $5.22 | $ 288,835 |
| | 11/9/2006 | 80,000(6) | $3.55 | $ 130,000 |
| Tashia L. Rivard | 6/29/2006 | 80,000(7) | $6.22 | $ 227,773 |
| Walter Ungerer | — | — | — | — |
| Amir Hochbaum | 2/10/2006 | 50,000(5) | $5.22 | $ 157,001 |
| Andrew P. Fradkin | — | — | — | — |

(1) The exercise price of each option grant during 2006 was the closing price of our common stock on the respective date of grant.

(2) Amounts shown in this column represent the fair value of each option grant made in 2006 on the date of grant computed in accordance with SFAS 123(R), excluding the effects of estimated forfeitures related to service-based vesting conditions. For additional valuation assumptions, see Note 1 "Significant Accounting Policies—Employee Stock-Based Compensation" to our annual Consolidated Financial Statements for the year ended December 31, 2006. There can be no assurance that options will be exercised (in which case no value will be realized by the individual) or that the value on exercise will approximate the compensation expense that we recognize.

(3) The options granted to Mr. Gilo vest as follows:

(a) 300,000 shares vested upon the closing of the $25,000,000 financing with Goldman, Sachs & Co. completed in March 2006.

(b) 300,000 shares vest when the per share price of our common stock closes at or above $10.44 for a period of any 22 (consecutive or non-consecutive) trading days, so long as Mr. Gilo remains an employee or consultant on the 22nd day of such period.

(c) 300,000 shares vest when the per share price of our common stock closes at or above $15.66 for a period of any 22 (consecutive or non-consecutive) trading days, so long as Mr. Gilo remains an employee or consultant on the 22nd day of such period.

(4) The total valuation of Mr. Gilo's 900,000 options granted in 2006, calculated as of the grant date, is $2,538,000, which we determined based on the Monte Carlo valuation method. In 2006, we recorded $949,000 as stock-based compensation related to the grant of these 900,000 stock options, out of which $750,000 related to the grant of 300,000 stock options that vested upon the closing of our financing in March 2006, and $199,000 related to the remaining grant of 600,000 stock options that will vest, if ever, based on the closing price of our common stock.

(5) The options granted to Messrs. Levi, Kol and Hochbaum on February 10, 2006 vest in equal monthly installments over 48 months.

(6) The options granted to Messrs. Levi and Kol on November 9, 2006 are fully vested.

(7) The options granted to Ms. Rivard vest in equal monthly installments over 48 months.

### Outstanding Equity Awards at Fiscal Year-End

The table below sets forth details concerning outstanding option awards as of December 31, 2006 made in prior years to the named executive officers.

| | Option Awards | | | | |
|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable(1) | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date |
| Davidi Gilo | 666,667 | 133,333(2) | — | $ 3.92 | 8/12/2008 |
| | — | — | 125,000(3) | $ 7.50 | 3/21/2010 |
| | — | — | 125,000(4) | $ 7.50 | 3/21/2010 |
| | — | — | 125,000(5) | $ 7.50 | 3/21/2010 |
| | 300,000 | — | — | $ 5.22 | 2/9/2016 |
| | — | — | 300,000(6) | $ 5.22 | 2/9/2016 |
| | — | — | 300,000(7) | $ 5.22 | 2/9/2016 |
| Arik Levi | 9,375 | 625(8) | — | $ 2.27 | 3/25/2008 |
| | 26,875 | 3,125(9) | — | $ 2.90 | 5/13/2008 |
| | 41,666 | 8,334(2) | — | $ 3.92 | 8/12/2008 |
| | — | — | 20,000(3) | $ 7.50 | 3/21/2010 |
| | — | — | 20,000(4) | $ 9.00 | 3/21/2010 |
| | — | — | 20,000(5) | $10.50 | 3/21/2010 |
| | 18,750 | 71,250(10) | — | $ 5.22 | 2/9/2011 |
| | 24,000 | — | — | $ 3.35 | 11/8/2011 |
| Avner Kol | 34,166 | 5,834(11) | — | $ 3.40 | 7/29/2008 |
| | — | — | 20,000(3) | $ 7.50 | 3/21/2010 |
| | — | — | 20,000(4) | $ 9.00 | 3/21/2010 |
| | — | — | 20,000(5) | $10.50 | 3/21/2010 |
| | 19,378 | 73,622(10) | — | $ 5.22 | 2/9/2011 |
| | 80,000 | — | — | $ 3.35 | 11/9/2011 |
| Tashia L. Rivard | 14,166 | 25,834 | — | $ 6.75 | 8/10/2005 |
| | 10,000 | 70,000(12) | — | $ 6.22 | 6/28/2011 |
| Walter Ungerer | 20,833 | 19,167 | — | $ 7.17 | 11/16/2009 |
| | 4,375 | 5,625 | — | $ 7.44 | 3/21/2010 |
| | — | 10,000(13) | — | $ 0.10 | 8/10/2010 |
| Amir Hochbaum(14) | 62,500 | 87,500 | — | $ 7.34 | 4/18/2010 |
| | 10,416 | 39,584 | — | $ 5.22 | 2/9/2011 |
| Andrew P. Fradkin(15) | 42,708 | — | — | $ 3.40 | 7/29/2008 |

(1) Unless otherwise noted, all options have five-year terms with vesting as follows: 25% of the option is vested and becomes exercisable beginning one year after date of grant with the remaining vesting in equal monthly installments over the next 36 months.

(2) These options granted on August 12, 2003 vest and become exercisable in equal monthly installments over 48 months.

(3) These options granted on March 21, 2005 vest and become exercisable when the per share price of our common stock closes at or above $15.00, for a period of 10 (consecutive or non-consecutive) trading days out of any 30 consecutive trading days, so long as the optionee remains an employee or consultant on the 10th day of such period.

(4) These options granted on March 21, 2005 vest and become exercisable when the per share price of our common stock closes at or above $17.50, for a period of 10 (consecutive or non-consecutive) trading days out of any 30 consecutive days, so long as the optionee remains an employee or consultant on the 10th day of such period.

(5) These options granted on March 21, 2005 vest and become exercisable when the per share price of our common stock closes at or above $20.00, for a period of 10 (consecutive or non-consecutive) trading days out of any 30 consecutive trading days, so long as optionee remains an employee or consultant on the 10th day of such period.

(6) These options granted on February 9, 2006 have a 10-year term and vest and become exercisable when the per share price of our common stock closes at or above $10.44 for a period of any 22 (consecutive or non-consecutive) trading days, so long as Mr. Gilo remains an employee or consultant on the 22nd day of such period.

(7) These options granted on February 9, 2006 have a 10-year term and vest and become exercisable when the per share price of our common stock closes at or above $15.66 for a period of any 22 (consecutive or non-consecutive) trading days, so long as Mr. Gilo remains an employee or consultant on the 22nd day of such period.

(8) These options granted on March 25, 2003 vest and become exercisable in equal monthly installments over 48 months.

(9) These options granted on May 13, 2003 vest and become exercisable in equal monthly installments over 48 months.

(10) These options granted on February 10, 2006 vest and become exercisable in equal monthly installments over 48 months.

(11) These options granted on July 29, 2003 vest and become exercisable in equal monthly installments over 48 months.

(12) These options granted on June 29, 2006 vest and become exercisable in equal monthly installments over 48 months.

(13) These options granted on August 10, 2005 vest and become exercisable on December 10, 2007.

(14) Mr. Hochbaum resigned effective March 8, 2007. Pursuant to his separation agreement, Mr. Hochbaum currently holds 81,250 vested options which he may exercise through June 8, 2007. All remaining outstanding but unvested options have been forfeited.

(15) Mr. Fradkin resigned effective February 17, 2006. Pursuant to his separation agreement, Mr. Fradkin was entitled to exercise all vested options through March 31, 2007.

**Option Exercises**

The following table sets forth information regarding the number of shares of our common stock acquired by the named executive officers upon exercise of stock options during the fiscal year ended December 31, 2006 and the aggregate dollar amount realized on the exercise date for such options computed by multiplying the number of shares acquired by the difference between the market value of the shares on the exercise date and the exercise price of the options.

| | Option Awards | |
|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) |
| Davidi Gilo | 293,333 | $850,666 |
| Arik Levi | — | — |
| Avner Kol | — | — |
| Tashia L. Rivard | — | — |
| Walter Ungerer | 10,000 | $ 40,200(1) |
| Amir Hochbaum | — | — |
| Andrew P. Fradkin | — | — |

(1) The value reported for Mr. Ungerer is included in Mr. Ungerer's compensation in the Summary Compensation Table above, under the column "All Other Compensation."

**Nonqualified Deferred Compensation**

We have adopted a qualified retirement plan designed to meet the requirements of Section 401(k) of the Internal Revenue Code of 1986. The Vyyo Inc. 401(k) Plan is a defined contribution plan. These types of plans are commonly described by the method by which employees make elective contributions to the plan. If an employee's employment is terminated, he or she may be able to receive a portion or all of his or her contributed amounts based on the vested percentage. Employees are 100% vested in rollover contributions, qualified non-elective contributions, regular contributions and any earnings thereon.

Loans are made available to qualifying employees on a reasonably equivalent basis. However, loans may not be made to an eligible employee who makes a rollover contribution and who has not satisfied the plan's age, service and entry date requirements. Loans are not considered distributions and are not subject to federal or state income taxes, provided they are repaid as required. While the employee must pay interest on his or her loan, both the principal and interest are deposited in his or her account. While employed, an employee may withdraw a certain amount of his or her pre-tax and rollover contributions upon specified instances of financial hardship, and may withdraw all or any portion of his or her pre-tax and rollover account after attaining the age of 59½. An employee may withdraw all or any portion of his or her after-tax account at any time for any reason.

**Securities Authorized for Issuance under Equity Compensation Plans**

The following chart sets forth certain information as of December 31, 2006, with respect to our three stock option plans: 1996 Equity Incentive Plan, 1999 Employee and Consultant Equity Incentive Plan and the 2000 Plan. Currently, we only grant stock options under our 2000 Plan.

Each of our plans has been approved by our stockholders. The number of shares reserved for issuance under the 2000 Plan automatically increases on January 1st of each year by the lesser of

(a) 1,000,000 shares, or (b) 10% of the number of shares of our common stock outstanding on the last day of the immediately preceding fiscal year.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 6,215,013 | $5.36 per share | 1,559,167 |
| Equity compensation plans not approved by security holders | — | — | — |
| Total | 6,215,013 | $5.36 per share | 1,559,167 |

Proxy

## Compensation Discussion and Analysis

### *Compensation Philosophy and Objectives*

The Compensation Committee of our board of directors believes that compensation of our executive officers should:

- encourage creation of stockholder value and achievement of strategic corporate objectives;
- integrate compensation with our annual and long-term corporate objectives and strategy, and focus executive behavior on the fulfillment of those objectives;
- provide a competitive total compensation package that enables us to attract and retain, on a long-term basis, qualified personnel;
- provide a total compensation opportunity that is competitive with companies in our core industry, taking into account relative company size, performance and geographic location, as well as individual responsibilities and performance;
- align the interests of management and stockholders and enhance stockholder value by providing management with longer-term incentives through equity ownership; and
- provide fair compensation consistent with internal compensation programs.

Our Compensation Committee recognizes that there are many intangibles involved in evaluating performance and in motivating performance, and that determining an appropriate compensation level is a highly subjective endeavor. Accordingly, the analysis of the Compensation Committee is not based upon a structured formula and the objectives referred to above are not weighted in any formal manner.

Our Compensation Committee is composed of three non-employee directors who do not participate in our compensation plans. The Compensation Committee has authority to engage attorneys, advisors and consultants, including executive compensation consultants, to solicit input from management concerning compensation matters, and to delegate any of its responsibilities to one or more directors or members of management where it deems such delegation appropriate and permitted under applicable law. The Compensation Committee has not used the services of any compensation consultants in determining or recommending the amount of form of executive compensation.

### *Implementing Our Objectives*

*Role of Compensation Committee and Our Chief Executive Officer.* Our Compensation Committee approves, administers and interprets our executive compensation and benefits policies, including our

2000 Plan. Our Compensation Committee evaluates the performance of our Chief Executive Officer and determines his compensation in light of the goals and objectives of our compensation program. Our Chief Executive Officer and our Compensation Committee together assess the performance of other executive officers and determine their compensation, based on initial recommendations from the Chief Executive Officer.

Our Compensation Committee believes that determinations relative to executive compensation levels are best left to its discretion. In addition to the experience and expertise of the Compensation Committee's members and their familiarity with our performance and the performance of our executive officers, the Compensation Committee is able to draw on the experience of other directors and on various legal and accounting executives employed by us, and the Compensation Committee has access to the wealth of readily available public information relative to structuring executive compensation programs and setting appropriate compensation levels. The Compensation Committee also believes that the structure of our executive compensation programs should not become overly complicated or difficult to understand.

*Equity Grant Practices.* A new executive officer generally is granted a stock option under our 2000 Plan at the next Compensation Committee meeting following commencement of employment or promotion to executive officer status. We do not have a program that provides for additional grants to executive officers on an annual basis. Rather, the Compensation Committee, based on management's recommendation, may grant a current executive officer an additional stock option based on the performance of that executive officer. The exercise price of any stock options awarded to our executive officers generally is the closing price of our common stock on the date of grant. Stock options are granted to new employees at regularly-scheduled quarterly meetings of our Compensation Committee. These meetings are scheduled in advance, and we do not coordinate the timing of equity award grants with the release of financial results or other material announcements by us. In 2005, we granted one of our executive officers (who was not an executive officer at the time) a stock option at a discount to the closing price of our common stock on the date of grant. This stock option was a one-time grant, and we do not have any present plans to grant stock options to any of our executive officers at prices less than the closing price of our common stock on the date of grant. We have not repriced or replaced options at lower exercise prices, and we have no current intent to do so.

*Tax Deductibility of Compensation.* Section 162(m) of the Internal Revenue Code places a limit of $1,000,000 on the amount of compensation that we may deduct in any one year with respect to our Chief Executive Officer and each of the next four most highly compensated executive officers. To maintain flexibility in compensating our executive officers in a manner designed to promote varying corporate goals, our Compensation Committee has not adopted a policy requiring all executive compensation to be deductible.

*Accounting for Stock-Based Compensation.* Beginning January 1, 2006, we began accounting for stock-based compensation in accordance with SFAS 123(R).

*Stock Ownership Guidelines.* Although our Compensation Committee considers an executive officer's total equity ownership when determining whether an additional grant of equity is warranted, we have not currently adopted stock ownership guidelines.

***Key Elements of Executive Compensation***

Our executive officers' compensation currently includes one or more of the following three components: base salary, cash bonus and equity-based incentive awards. In addition, we provide our executive officers a variety of benefits that are available on the same basis generally to all salaried employees.

*Base Salary.* Base salaries are designed to attract and retain qualified personnel by providing a consistent cash flow throughout the year as compensation for acceptable levels of performance of day-to-day responsibilities. Base salaries for our executive officers are established based on the scope of their responsibilities, their performance and their prior relevant background, training and experience, taking into account competitive market compensation paid by the companies represented in the compensation data we review for similar positions and the overall market demand for those executive officers at the time of hire. Our Compensation Committee reviews salaries on an annual basis. At such time, the Compensation Committee may change each executive officer's salary based on the individual's contributions and responsibilities over the prior 12 months and any change in competitive market pay levels.

In 2006, the Compensation Committee increased the base salary of our Chief Financial Officer after considering Mr. Levi's job performance, internal pay alignment and equity and marketplace competitiveness.

*Bonus.* The Compensation Committee also evaluates the performance and sets discretionary bonuses payable to executive officers, subject to any applicable employment agreements. In 2006, the Compensation Committee awarded cash bonuses to our Chief Financial Officer, current General Counsel and former General Counsel as reflected in the Summary Compensation Table above.

*Equity-Based Incentive Awards.* The Compensation Committee administers equity-based incentive awards, such as stock option grants, that are made to our executive officers under our 2000 Plan. The Compensation Committee believes that by providing those persons who have substantial responsibility for our management and growth with an opportunity to increase their ownership of our stock, the best interests of our stockholders and executive officers will be closely aligned. Therefore, executive officers may become eligible to receive equity-based incentive awards when the Compensation Committee performs its annual review, although these awards may be granted at other times in recognition of exceptional achievements. As is the case when the amounts of base salary and initial equity awards are determined, the Compensation Committee conducts a review of all components of an executive officer's compensation when determining whether an additional grant of equity is warranted to ensure that the executive's total compensation conforms to our overall philosophy and objectives. In 2006, the Compensation Committee approved grants of stock options to executive officers as set forth in the Grants of Plan Based Awards table above. The number of shares underlying stock options granted to executive officers in 2006 was based on the Compensation Committee's knowledge of the total compensation paid to an executive and an assessment of the executive's responsibilities and performance.

Under our 2000 Plan, we may grant restricted stock, restricted stock awards and stock appreciation rights. In 2006, the Compensation Committee granted only stock options and did not grant restricted stock, restricted stock awards or stock appreciation rights to any of our employees, including executive officers. The Compensation Committee, in its discretion, may in the future elect to make such grants to our executive officers if it deems it advisable.

*Termination Based Compensation Under Employment Agreements and Offer Letters.* Our executive officers are parties to employment agreements and offer letters, as described below under "Employment Agreements, Termination of Employment and Change-in-Control Arrangements." We have no current plans to make changes to any employment agreements or offer letters, except as required by law or as required to clarify the benefits to which our executive officers are entitled.

These employment agreements and offer letters generally provide for severance payments and acceleration of vesting of equity-based awards upon termination of employment under the circumstances described below under "Employment Contracts, Termination of Employment and Change-in-Control Arrangements." These agreements are designed both to attract executives as we

compete for talented employees in a marketplace where such protections are routinely offered and to retain executives and provide continuity of management in the event of an actual or threatened change in control.

*Other Compensation.* All of our full-time employees, including our executive officers, may participate in our health programs, such as medical, dental and vision care coverage, and our 401(k) plan and life and disability insurance programs. These benefits are designed to provide our executive officers and eligible employees a competitive total compensation package that enables us to attract and retain qualified personnel.

**Employment Agreements, Termination of Employment and Change-in-Control Arrangements**

Other than as described below, we have no written employment agreements governing the length of service of our executive officers, or any severance or change of control agreements with our executive officers. Each of our executive officers (including each officer who serves under an employment agreement or offer letter) serve on an at-will basis.

***Davidi Gilo***

*2006 Employment Agreement.* In February 2006, we entered into a new employment agreement with Mr. Gilo, our Chairman of the Board and former Chief Executive Officer, which replaced and superseded his prior employment agreement (the "**2006 Gilo Agreement**"). The 2006 Gilo Agreement was for a three-year term, with automatic renewals thereafter for one-year terms, subject to termination upon prior notice by either party. In exchange for 30 hours of services per week, Mr. Gilo received an annual base salary of $400,000. Mr. Gilo was eligible to participate in bonus plans that may be adopted by our board of directors and was entitled to receive an additional bonus based on his performance and our performance each year as determined by our board of directors or Compensation Committee. In addition, Mr. Gilo was eligible for additional stock options that the Compensation Committee deemed appropriate, and he accrued 30 days of paid vacation for each 12 months of employment, up to a maximum of 60 days.

Under the 2006 Gilo Agreement, if Mr. Gilo was terminated without "Cause" (as defined in his agreement), all of Mr. Gilo's unvested options would vest immediately and he would receive a severance payment equal to the greater of (a) the full amount of compensation that he could have expected under his employment agreement (without bonus) through the end of the term; or (b) 18 months of his then-current salary without bonus. If Mr. Gilo was terminated without Cause after the initial three-year term, all of Mr. Gilo's unvested options would vest immediately and he would receive a severance payment of 18 months of his then-current salary without bonus. If we terminated Mr. Gilo for Cause, Mr. Gilo would receive a severance payment equal to three months of his then-current salary without bonus. If Mr. Gilo voluntarily terminated his employment, he would receive a severance payment of nine months of his then-current salary without bonus.

*2007 Amended and Restated Employment Agreement.* On March 21, 2007, Wayne H. Davis became our new Chief Executive Officer. As a result of this change in management, on April 5, 2007, we entered into an Amended and Restated Employment Agreement with Mr. Gilo (the "*2007 Gilo Agreement*"). The term of the 2007 Gilo Agreement is three years from the effective date of the 2006 Gilo Agreement, with automatic renewals thereafter for one-year terms, subject to termination upon prior notice by either party. In exchange for 20 hours of services per week, Mr. Gilo will receive an annual base salary of $200,000. Mr. Gilo is eligible to participate in bonus plans that may be adopted by our board of directors and is entitled to receive an additional bonus based on his performance and our performance each year as determined by our board of directors or Compensation Committee. In addition, Mr. Gilo may become entitled to additional stock options that the Compensation Committee

deems appropriate, and he accrues 30 days of paid vacation for each 12 months of employment, up to a maximum of 60 days.

If we terminate the 2007 Gilo Agreement without "Cause" (as defined in the agreement), all of Mr. Gilo's unvested options would vest immediately and he would receive a severance payment equal to the greater of (a) the full amount of the compensation that he could have expected under the 2007 Gilo Agreement (based on his total compensation (salary and bonus) earned in 2007), through the end of the term; or (b) the full amount of the compensation that he could have expected under the 2007 Gilo Agreement for 18 months (based on his total compensation (salary and bonus) earned in 2007). If we terminate the 2007 Gilo Agreement without Cause after the initial three-year term, all of Mr. Gilo's unvested options would vest immediately and he would receive a severance payment equal to the full amount of the compensation that he could have expected under the 2007 Gilo Agreement for 18 months (based on his total compensation (salary and bonus) earned in 2007). If we terminate the 2007 Gilo Agreement for Cause, we must pay Mr. Gilo a severance payment equal to the full amount of the compensation that he could have expected under the 2007 Gilo Agreement for three months (based on his total compensation (salary and bonus) earned in 2007). If Mr. Gilo voluntarily terminates the 2007 Gilo Agreement, we must pay Mr. Gilo a severance fee equal to the amount of the compensation that he could have expected under the 2007 Gilo Agreement for nine months (based on his total compensation (salary and bonus) earned in 2007).

Proxy

***Wayne H. Davis.*** On March 21, 2007, we entered into an employment agreement with Mr. Davis, who will serve as our new Chief Executive Officer (the "**Davis Agreement**"). Mr. Davis replaces Davidi Gilo, who continues to serve as our Chairman of the Board.

The Davis Agreement is for a three-year term, with automatic one-year renewals, subject to termination upon prior notice by either party. Mr. Davis will receive an annual base salary of $300,000, which will be reviewed on or before December 31, 2007 and thereafter based on Mr. Davis' services and our financial results. Mr. Davis may become eligible to receive an annual cash bonus up to $300,000 based on performance objectives to be agreed to by Mr. Davis and our board of directors. We also granted Mr. Davis a stock option to purchase 600,000 shares of our common stock subject to standard vesting for new employees: 25% vest at the one year anniversary of the grant with the remaining vesting in equal monthly installments for the next 36 months. The exercise price of the stock options is $6.31, the closing price of our common stock on March 21, 2007. Mr. Davis accrues 30 days of paid vacation for each calendar year during the term of his agreement.

If we terminate his employment without "Cause" (as defined in the Davis Agreement), (a) before the first anniversary of his employment, we must pay Mr. Davis severance equal to six months of his annual salary (without bonus), (b) after the first anniversary of his employment but on or before the second anniversary of his employment, we must pay Mr. Davis severance equal to nine months of his annual salary (without bonus), and (c) after the second anniversary of his employment, we must pay Mr. Davis severance equal to 12 months of his annual salary (without bonus).

If Mr. Davis' employment is terminated upon a "Change of Control" (as defined in the Davis Agreement), Mr. Davis will be entitled to (a) in lieu of the severance described in the foregoing paragraph, severance equal to his annual salary plus 100% of his annual target bonus in effect during the year in which a Change of Control occurs; (b) immediate vesting of all unvested stock options; and (c) continuation of life, health, disability, vision, hospitalization, dental and other insurance coverage for one year for Mr. Davis and his spouse and dependent children. If upon a Change of Control Mr. Davis is offered employment by our successor with responsibilities substantially similar to those in the Davis Agreement and Mr. Davis does not accept the offer, 33.3% of Mr. Davis' stock options will immediately vest. If upon a Change of Control Mr. Davis accepts employment by our successor with responsibilities substantially similar to those in the Davis Agreement, 33.3% of Mr. Davis' stock options will immediately vest. If Mr. Davis terminates his employment for Good Reason (as defined in the

Davis Agreement) with our successor on or after the six-month anniversary of his employment, all remaining stock options held by Mr. Davis will immediately vest.

*Avner Kol.* In November 2005, Avner Kol became our Chief Operating Officer. Mr. Kol's offer letter provides for an annual salary of $250,000 and Mr. Kol is eligible for our standard benefit package, including 20 days of paid time off. Beginning February 1, 2006 and during each year that Mr. Kol remains an employee, he, his spouse and dependent children are entitled to one round trip coach class air ticket to Israel at our expense. Upon Mr. Kol's termination for any reason, he may be entitled to receive the reasonable cost of moving expenses from Atlanta, Georgia to Israel up to $12,000. In addition, if Mr. Kol is terminated without cause, he will be entitled to a severance payment equal to the sum of (a) three months salary (without bonus); and (b) one month salary for every 12-month period of employment, not to exceed six months salary.

*Tashia L. Rivard.* Under the terms of Ms. Rivard's offer letter, Ms. Rivard receives a base salary of $200,000 and is eligible for our standard benefit package, including 20 days of paid time off. If we terminate Ms. Rivard without Cause or if Ms. Rivard terminates her employment for Good Reason (each as defined in the offer letter), we must pay Ms. Rivard a severance payment equal to three months base salary (without bonus) and the costs to relocate to California (up to a maximum of $10,000).

*Walter Ungerer.* Under the terms of Mr. Ungerer's offer letter, Mr. Ungerer is paid a base salary of $140,000 and he may become eligible for an annual bonus of 25% of his base salary, subject to the discretion of our Chief Executive Officer. Mr. Ungerer did not receive a bonus in 2006.

**Separation Agreement**

*Andrew P. Fradkin.* On February 17, 2006, we entered into a separation agreement and release with Mr. Fradkin, our former General Counsel and Secretary, which became effective February 25, 2006. In connection with his separation, we paid Mr. Fradkin a one-time payment of $110,000. Between February 18, 2006 and December 31, 2006, Mr. Fradkin provided consulting services to us. In exchange for these services, we paid Mr. Fradkin a total of $42,000 and $1,295.55 per month, constituting the cost of health insurance premiums for the term of his consulting. During his consulting period, Mr. Fradkin's outstanding stock options continued to vest according to their terms. Mr. Fradkin was allowed to exercise his options that vested on or before December 31, 2006 (and only the vested options) no later than March 31, 2007. We also paid Mr. Fradkin a $50,000 bonus upon the closing of our $25 million financing in March 2006.

**Potential Payments Upon Termination**

The following table sets forth an estimate of the dollar amounts potentially payable to our current named executive officers upon a termination of employment, in each case assuming the employment of the named executive officer was terminated on December 31, 2006. Our Compensation Committee

could, in its discretion, determine to award a named executive officer additional compensation in these situations, the amounts of which, if any, we cannot determine at this time.

| Name and Termination Event | Cash Severance Payment | Acceleration of Stock Options | Other Compensation | Total Termination Benefits |
|---|---|---|---|---|
| Davidi Gilo(1) | | | | |
| Termination Without Cause | $866,666 | $2,558,026 | — | $3,454,692 |
| Termination For Cause | $ 99,999 | — | — | $ 99,999 |
| Voluntary Termination | $299,997 | — | — | $ 299,997 |
| Arik Levi(2) | | | | |
| Termination Without Cause | $ 64,085 | — | — | $ 64,085 |
| Voluntary Termination | $ 30,955 | — | — | $ 30,955 |
| Avner Kol | | | | |
| Termination Without Cause | $104,167 | — | $ 12,000(3) | $ 116,167 |
| Termination by Death or Disability | — | — | $ 12,000(3) | $ 12,000 |
| Tashia L. Rivard | | | | |
| Termination Without Cause or for Good Reason | $ 50,000 | — | $ 10,000(4) | $ 60,000 |
| Walter Ungerer | — | — | — | — |

(1) Amounts reported for Mr. Gilo are those set forth in the 2006 Gilo Agreement, which was effective on December 31, 2006. On April 5, 2007, we amended and restated the 2006 Gilo Agreement (see "—Employment Agreements, Termination of Employment and Change-in-Control Arrangements").

(2) In addition to the amounts reported in the table, as required by Israeli law, we have contributed $72,710 to a third-party severance fund on behalf of Mr. Levi during his term of employment. If we terminate Mr. Levi's employment without cause or if he voluntarily terminates, this amount will be paid to Mr. Levi in accordance with Israeli law and practices.

(3) Under Mr. Kol's offer letter, if he is terminated for any reason other than for "Cause" (as defined in his offer letter), we must pay up to a maximum of $12,000 for relocation costs from Georgia, United States to Israel.

(4) Under Ms. Rivard's offer letter, if she is terminated without "Cause" or if she terminates for "Good Reason" (each as defined in her offer letter), we must pay up to a maximum of $10,000 for relocation costs from Georgia to California.

**Compensation Committee Interlocks and Insider Participation**

Our Compensation Committee currently consists of Messrs. Broad, Kaplan and Zimmerman. No member of our Compensation Committee is or has been an officer or employee of us nor any of our subsidiaries. In addition, no member of our Compensation Committee had any relationships with us or any other entity that require disclosure under the proxy rules and regulations of the Securities and Exchange Commission.

**Compensation Committee Report**

The Compensation Committee has reviewed and discussed with management the information provided under the heading "—Compensation Discussion and Analysis." Based on this review and discussion, the Compensation Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in our report on Form 10-K and proxy statement on Schedule 14A.

Respectfully submitted,

Lewis Broad, Chairman
Samuel L. Kaplan
Alan L. Zimmerman

## PROPOSAL NO. 2
## APPROVAL OF FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE MAXIMUM SIZE OF BOARD OF DIRECTORS

**General**

Our board of directors has approved an amendment to Section (b) of the Fifth Article of our Fourth Amended and Restated Certificate of Incorporation ("Certificate of Incorporation") that would change the maximum size of our board of directors from 10 to 12. Our board of directors believes that the proposed amendment is in the best interests of us and our stockholders.

**Proposed Amendment to the Certificate of Incorporation**

If the amendment is approved by our stockholders, the Certificate of Incorporation will be amended by replacing the first sentence of Section (b) of the Fifth Article with the following:

"The Board of Directors shall consist of not less than one nor more than twelve members, the exact number of which shall be fixed by the Board of Directors."

**Reasons for the Proposed Amendment**

The Fifth Article of our Certificate of Incorporation provides for a "classified" or "staggered" board of directors; that is, the directors are divided into three classes, as nearly equal in size as is possible. With a classified board, one class of directors is elected annually, and each class serves for a three-year term.

A classified board was, and is, widely viewed as discouraging proxy contests for the election of directors, or acquisitions of substantial blocks of stock, by a person or group seeking to acquire control of a company. This is because the extended term of directors could operate to prevent the acquisition of control of the board of directors in a relatively short period of time. The board of directors also believes a classified board of directors promotes stability and continuity among a company's directors. The proposed amendment to the Fifth Article would not change our classified board of directors.

The Fifth Article of our Certificate of Incorporation presently provides that the board of directors may not have less than one nor more than 10 members, as fixed by resolution of our board of directors. Our board of directors has varied in size between seven, eight and nine members, with the three classes of board members generally varying between two and three members each depending on the size of the overall board of directors. If the stockholders approve this Proposal No. 2 at the Annual Meeting, the board of directors will consist of 10 members, with four members in Class I and three members in each other class, and the board of directors will be able to add up to two additional members by resolution without having to seek additional approval from our stockholders. Any

additional members that are added to the board of directors would be placed in the classes so that the classes are nearly equal in size as possible.

Our board of directors believes that it is advisable to have the flexibility at any time to increase the size of the board of directors to 12 members, while retaining the classified nature of the board. We may from time-to-time consider acquisitions and mergers in which it may be desirable to provide that certain directors or officers of the acquired or merged company will serve on our board of directors after completion of the transaction. In addition, the board of directors also may wish to engage in future director recruiting efforts in our ongoing endeavors to add to the existing experience and expertise represented on our board of directors, which would facilitate our visibility and presence in our core business segment.

Although we do not have a present plan, agreement or understanding involving the election of additional persons to our board of directors, other than as described in Proposal No. 1, the board of directors believes that having the authority at any time to increase the size of the board to 12 will provide necessary flexibility in pursuing these various opportunities.

The proposed amendment would not change the provisions of the Fifth Article of the Certificate of Incorporation governing the filling of vacancies on the board of directors. Any vacancy, including any that might arise from an increase in the size of the board of directors after adoption of the proposed amendment, can be filled by a vote of a majority of the remaining directors. When the board of directors elects directors to fill these vacancies, the board must elect them in such a manner as to keep the three classes as nearly equal in size as is possible. A director who is elected by the board of directors to fill a vacancy holds office for the reminder of the term of the class to which he or she has been elected.

**Vote Required**

Approval of the proposal requires the affirmative vote of a majority of the issued and outstanding shares of our common stock.

**Your Board of Directors Recommends that You Vote**
**FOR Approval of the Fifth Amended and Restated Certificate of Incorporation**
**to Increase the Maximum Size of our Board of Directors**

## PROPOSAL NO. 3
## APPROVAL OF THE FOURTH AMENDED AND RESTATED 2000 EMPLOYEE AND CONSULTANT EQUITY INCENTIVE PLAN

In March 2007, the board of directors approved an amendment to the Third Amended and Restated 2000 Employee and Consultant Equity Incentive Plan (the "2000 Plan"), subject to approval by our stockholders at the Annual Meeting. The following summary of the principal features of the 2000 Plan is qualified by reference to the terms of the 2000 Plan, the full text of which is set forth as Appendix B, and is substantially in the form in which it will take effect if this Proposal No. 3 is approved by the stockholders.

**Description of Amendment**

The amendment to the 2000 Plan approved by the board of directors and submitted for stockholder approval consists of (a) an increase in the number of shares of common stock available for issuance under the 2000 Plan by 1,000,000 shares, to 11,340,088; and (b) an increase in the amount of the automatic, annual increases in the number of shares available under the plan (the "evergreen" provisions) on January 1 of each year to an amount equal to the lesser of (i) 1,500,000 shares, or (ii) 10% of the number of outstanding shares on the last day of the immediately preceding fiscal year.

The amendment also would change the date of automatic grants of options to non-employee directors currently provided in the 2000 Plan from the date immediately following the annual meeting of stockholders to the date of the annual meeting of stockholders.

**2000 Plan**

The 2000 Plan was initially adopted by the board of directors and approved by our stockholders on November 22, 1999. The board of directors subsequently amended and restated the 2000 Plan on February 2, 2000 (the "First Amendment"), on January 17, 2001 (the "Second Amendment") and on January 20, 2005 (the "Third Amendment"). The First Amendment was approved by our stockholders on February 2, 2000. The Second Amendment was approved by our stockholders on May 8, 2001. The Third Amendment was approved by our stockholders on March 15, 2005.

Our board of directors believes that the availability of award grants under the 2000 Plan enhances our ability to attract, motivate and retain the caliber of directors, officers, other employees, advisors and consultants necessary for our future growth and success. As a result of prior grants of stock options and restricted stock under the 2000 Plan to our directors, officers and other employees, our board of directors has determined that this number is insufficient to maintain the 2000 Plan as an incentive device. Our board of directors also believes that increasing the number of shares of common stock available will help us to achieve our goals by keeping our incentive compensation program competitive with those of comparable companies.

The 2000 Plan provides for the award or sale of shares of our common stock (including restricted stock) and for the grant of both incentive stock options ("ISOs") to purchase common stock intended to qualify for preferential tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and nonstatutory stock options ("NSOs") to purchase common stock that do not qualify for such treatment under the Code. All of our employees (including officers) and directors and any independent contractor who performs services to us are eligible to purchase shares of common stock and to receive awards of shares or grants of NSOs. Only employees are eligible to receive grants of ISOs. As of December 31, 2006, 136 employees were eligible to be considered for the grant of options for the award or sale of shares of common stock under the 2000 Plan, including six executive officers and nine non-employee directors.

The 2000 Plan also permits the award of shares of common stock pursuant to stock appreciation rights ("SARs"), limited SARs, restricted stock, deferred stock and performance shares. An award may consist of one arrangement or benefit or two or more of them in tandem or in the alternative. Under the 2000 Plan, awards covering no more than 80% of the shares reserved for issuance under the plan may be granted to any participant in any one year.

A total of 10,340,088 shares of common stock currently are reserved for issuance under the 2000 Plan. If any option granted under the 2000 Plan expires or is forfeited for any reason without having been exercised in full, then the unpurchased shares subject to that option will once again be available for additional option grants. As of April 2, 2007, we had outstanding options to purchase an aggregate of 6,651,568 shares of common stock (with exercise prices ranging from $0.10 to $10.50 per share, with a weighted average per share exercise price of $5.48) under the 2000 Plan, and had 591,635 shares available for future issuance under the 2000 Plan. The market value of our common stock on April 2, 2007 was $7.68 per share, the closing price of our common stock on that date.

**Administration**

Our Compensation Committee has been designated as the administrator of the 2000 Plan. Subject to the limitations set forth in the 2000 Plan, the Compensation Committee has the authority to interpret the 2000 Plan and to determine, among other things, to whom awards may be granted or

issued, the number of shares, the term during which an option may be exercised and the rate at which the options may be exercised and other awards may vest.

**Terms of Options and Other Awards**

The term of any option granted under the 2000 Plan is fixed by the Compensation Committee, but may not be exercisable more than 10 years after the date such option is granted; *provided, however,* that if an employee owns more than 10% of the combined voting power of all classes of our stock and is granted an ISO, the term may not be more than five years from the date of grant.

The exercise price of each option is established by the Compensation Committee subject to limitations set forth in the 2000 Plan, and in no event may be less than the par value of our common stock. The exercise price may not be less than the fair market value of our common stock on the date of grant for grants of ISOs and for grants of NSOs intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code. For ISOs granted to an employee who owns more than 10% of the combined voting power of all classes of our stock, the per share exercise price of ISOs must be no less than 110% of the fair market value of the common stock on the date of grant. The exercise price is payable in cash or, in certain circumstances, shares of our common stock or, to the extent not prohibited by law, other forms of consideration. The 2000 Plan also allows an optionee to pay the exercise price by means of a broker-assisted "cashless exercise."

Options are exercisable at such time and subject to such terms and conditions as the Compensation Committee may determine. The Compensation Committee may provide at the time of grant, in its sole discretion, that any option may be exercisable only in installments, and the Compensation Committee may waive such installment exercise provisions at any time, in whole or in part, based on such factors as it may determine, in its sole discretion, including but not limited to in connection with any "change in control" (as defined in the award agreement evidencing such option).

SARs and limited SARs may be granted under the 2000 Plan either alone or in conjunction with all or part of any stock option granted under the 2000 Plan. A SAR granted under the 2000 Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value at the date of exercise of a share of common stock over a specified price fixed by the Compensation Committee.

Free standing SARs are exercisable at such time or times and subject to such terms and conditions as determined by the Compensation Committee at or after grant. Related SARs may be exercisable only at such time or times and to the extent that the options to which they relate shall be exercisable; *provided, however,* that a related SAR granted in connection with an ISO may be exercisable only if and when the fair market value of the common stock subject to the ISO exceeds the exercise price of such option. Notwithstanding the above, no free standing or related SARs may be exercisable during the first six months of its term, except that this additional limitation does not apply in the event of a participant's death or disability prior to the expiration of such six-month period.

A limited SAR granted under the 2000 Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the change in control price of a share of common stock over a specified price fixed by the Compensation Committee. A limited SAR may only be exercised within the 30-day period following a change in control.

Restricted stock, deferred stock and performance shares also may be granted under the 2000 Plan. The Compensation Committee determines the purchase price, performance period and performance goals, if any, with respect to the grant of restricted stock, deferred stock and performance shares. Participants with restricted stock and performance shares generally have all of the rights of a stockholder. With respect to deferred stock, during the deferral period, subject to the terms and conditions imposed by the Compensation Committee, the deferred stock units may be credited with

dividend equivalent rights. If the performance goals and other restrictions are not attained, the participant will forfeit his or her shares of restricted stock, deferred stock and/or performance shares.

If we merge or consolidate with another entity in which we are not the surviving corporation, dissolve or liquidate or sell substantially all of our assets, outstanding awards under the 2000 Plan may be assumed or replaced by the successor corporation, if any, or its parent. If the successor corporation or its parent does not assume outstanding awards or substitute equivalent awards, such awards will automatically become fully vested and exercisable and be released from any restrictions on transfer and repurchase or forfeiture right.

The Compensation Committee may amend, suspend or terminate the 2000 Plan at any time, *provided, however,* that some amendments require approval of our stockholders. Further, no action may be taken which adversely affects any rights under outstanding awards without the holder's consent. The 2000 Plan will terminate in November 2009.

**Grants of Stock Options to Non-Employee Directors**

Under the 2000 Plan, each non-employee director receives an initial option to purchase 25,000 shares of common stock on the date on which he or she becomes a director, at the fair market value on the date of grant. These options have a 10-year term and vest in four equal annual installments on each of the first four anniversaries of the date of grant. Thereafter, on the date immediately following each annual meeting of our stockholders, each of our non-employee directors receives an annual grant of options to purchase 7,500 shares for each year during such director's term, provided such director has served on the Board of Directors for at least six months on such date. The proposed amendment would change the date of the automatic grant of these 7,500 options to the date of the annual stockholders meeting. These options have a 10-year term and vest immediately upon the date of grant. The foregoing awards of options are granted automatically under the 2000 Plan.

In addition, non-employee directors are granted an option to purchase 3,125 shares under the 2000 Plan at the time of each regularly scheduled quarterly meeting of our board of directors, except that the Chairman of our Audit Committee is granted an option to purchase 4,375 shares at the time of each regularly scheduled quarterly meeting of our board of directors. These options have a 10-year term and vest immediately upon the date of grant.

**Certain Federal Income Tax Consequences of Awards under the 2000 Plan**

The following discussion is for general information only and is based on United States federal income tax laws now in effect, which are subject to change, possibly retroactively. This summary does not discuss all aspects of federal income taxation that may be important to individual plan participants. Moreover, this summary does not address specific state, local or foreign tax consequences. This summary assumes that common stock acquired under the 2000 Plan will be held as a "capital asset" (generally, property held for investment) under the Code.

***Nonqualified Stock Options***

A participant generally will not be subject to federal income taxation upon the grant of a NSO. Rather, at the time of exercise of such NSO, the participant will recognize ordinary income for federal income tax purposes in an amount equal to the excess of the fair market value of the shares purchased over the option exercise price. We generally will be entitled to a tax deduction at such time in the same amount that the participant recognizes ordinary income. If shares acquired upon exercise of an NSO (or upon untimely exercise of an ISO as discussed below) are later sold or exchanged, then the difference between the sales price and the fair market value of such stock on the date that ordinary income was recognized with respect thereto will generally be taxable as capital gain or loss.

*Incentive Stock Options*

An employee is generally not subject to federal income taxation upon the grant of an ISO or upon its timely exercise. However, an employee may be subject to federal income taxation under the alternative minimum tax rules upon exercise of an ISO. Exercise of an ISO will be timely if made during its term and if the employee remains an employee at all times during the period beginning on the date of grant of the ISO and ending on the date three months before the date of exercise (or one year before the date of exercise in the case of a disabled employee). Exercise of an ISO will also be timely if made by the legal representative of an employee who dies (a) while in our employ, or (b) within three months after termination of employment (or one year in the case of a disabled employee). The tax consequences of an untimely exercise of an ISO are the same as those applicable to NSOs.

If stock acquired pursuant to a timely exercised ISO is later disposed of, the employee will, except as noted below with respect to a "disqualifying disposition," recognize capital gain or loss equal to the difference between the amount realized upon such sale and the option exercise price. Under these circumstances, we are not entitled to any deduction for federal income tax purposes in connection with either the exercise of the ISO or the sale of such stock by the employee. If, however, an employee disposes of stock acquired pursuant to the exercise of an ISO prior to the expiration of two years from the date of grant of the ISO or within one year from the date such stock is transferred to him upon exercise (a "disqualifying disposition"), generally (a) the employee will realize ordinary income at the time of the disposition in an amount equal to the excess, if any, of the fair market value of the stock at the time of exercise (or, if less, the amount realized on such disqualifying disposition) over the option exercise price, and (b) any additional gain recognized by the employee will be subject to tax as capital gain. In such case, we may claim a deduction for federal income tax purposes at the time of such disqualifying disposition for the amount taxable to the employee as ordinary income.

The amount by which the fair market value of the stock on the exercise date of an ISO exceeds the option exercise price will be an item of adjustment for purposes of the alternative minimum tax imposed by Section 55 of the Code.

*Stock Appreciation Rights*

A grant of SARs has no federal income tax consequences at the time of such grant. Upon the exercise of a SAR, the amount of any cash and the fair market value as of the date of exercise of any shares of common stock received is taxable to the participant as ordinary income. We will generally be entitled to a deduction at the same time and equal to the amount included in the participant's income. Upon the sale of the shares acquired by the exercise of a SAR, the participant will recognize capital gain or loss (assuming such stock was held as a capital asset) in an amount equal to the difference between the amount realized upon such sale and the fair market value of the stock on the date that governs the determination of his ordinary income.

*Restricted Awards*

In the case of a restricted award, a participant generally will not be subject to federal income tax upon the grant of such an award, but, rather, the participant will recognize ordinary income in an amount equal to (1) the fair market value of the common stock at the time the shares become transferable or are otherwise no longer subject to a substantial risk of forfeiture (as defined in the Code), minus (2) the price, if any, paid by the participant to purchase such stock. We will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income. However, a participant may elect (not later than 30 days after acquiring such shares) to recognize ordinary income at the time the restricted shares are awarded in an amount equal to their fair market value at that time, notwithstanding the fact that such shares are subject to restrictions and a substantial

risk of forfeiture. If such an election is made, no additional taxable income will be recognized by the participant at the time the restrictions lapse. We will be entitled to a tax deduction at the time when, and to the extent that, income is recognized by the participant. If, however, shares in respect of which such election was made are later forfeited, no tax deduction is allowable to the participant for the forfeited shares, and we will be deemed to recognize ordinary income equal to the amount of the deduction allowed to we at the time of the election in respect of such forfeited shares.

*Capital Gain or Loss*

Net capital gain (i.e., generally, capital gain in excess of capital losses) recognized by a participant upon the sale of shares held for more than 12 months will generally be subject to tax at rates preferential to ordinary income rates. Net capital gain recognized from the sale of shares held for 12 months or less will be subject to tax at ordinary income rates.

**New Plan Benefits**

The Compensation Committee has not made any determination with respect to future awards under the 2000 Plan, and any allocation of such awards will be made only in accordance with the provisions of the 2000 Plan, including the additional shares of stock that our stockholders are being asked to approve at the Annual Meeting. Because awards under the 2000 Plan are subject to the discretion of the Compensation Committee, awards under the 2000 Plan for the current or any future year are not determinable. Future option exercise prices under the 2000 Plan are not determinable because they will be based upon the fair market value of our common stock on the date of grant. No restricted stock, SARs or other form of awards under the 2000 Plan were awarded in 2006. Our named executive officers received option grants under the 2000 Plan as set forth in this proxy statement in the table at "Executive Compensation—Grants of Plan-Based Awards," and our non-employee directors received option grants under the 2000 Plan as set forth in "Directors and Executive Officers—Director Compensation." Of the persons eligible to receive grants under the 2000 Plan, the following persons received option grants in 2006 as follows:

| Name and Position | Number of Options Granted (#)(1) |
|---|---|
| All current executive officers as a group (five persons)(2) | 1,267,000 |
| All employees, including all current officers who are not executive officers, as group | 661,500 |
| Non-employee directors (eight persons)(3) | 146,875 |

(1) All options were granted at an exercise price per share equal to the fair market value on the date of grant.

(2) Does not include option grants to former executive officers (Messrs. Hochbaum,and Fradkin) or Mr. Davis, who joined us on March 21, 2007 as Chief Executive Officer.

(3) Does not include Mr. Chiddix, who joined us on March 21, 2007 as Vice Chairman of our board of directors.

**Registration of Shares**

If approved by the stockholders at the Annual Meeting, we will register the additional shares described in this Proposal No. 3 under the Securities Act of 1933 before any stock options or SARs are exercised and before any restricted stock or restricted stock awards are granted.

**Vote Required**

Approval of the Fourth Amended and Restated 2000 Employee and Consultant Equity Incentive Plan requires the affirmative vote of a majority of the issued and outstanding shares of common stock.

**Your Board of Directors Recommends a Vote**
**FOR Approval of the Fourth Amended and Restated 2000 Employee and Consultant Equity Incentive Plan**

## REPORT OF THE AUDIT COMMITTEE

*The following report of the Audit Committee is not "soliciting material," is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this proxy statement and irrespective of any general incorporation language in any of our filings.*

The Audit Committee is governed by a written charter that was adopted by the Audit Committee and approved by the board of directors in January 2004. A copy of the charter was included in the proxy statement for the 2004 annual meeting of stockholders. The charter is also available on the Company's website at *www.vyyo.com/Investors/Corporate Governance.*

The Audit Committee oversees the financial reporting process on behalf of the board of directors. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report on Form 10-K for the year ended December 31, 2006 with management, including a discussion on the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Audit Committee also reviewed with the independent registered public accounting firm, who is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed by Statement on Auditing Standards No. 61. In addition, the Audit Committee has discussed with the independent registered public accounting firm the auditors' independence from the company and its management, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1, and considered the compatibility of non-audit services with the auditors' independence.

The Audit Committee discussed with the independent registered public accounting firm the overall scope and plans for the audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of its examination, its evaluation of our internal controls and the overall quality of our financial reporting.

In reliance on the reviews and discussion referred to above, the Audit Committee recommended to the board of directors, and the board of directors approved, that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2006 for filing with the Securities and Exchange Commission. The Audit Committee and the board of directors also have recommended, subject to stockholder approval, the selection of the independent registered public accounting firm.

Respectfully submitted,

Neill H. Brownstein, Chairman
Lewis S. Broad
Samuel L. Kaplan

## PROPOSAL NO. 4
## RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has appointed Kesselman & Kesselman CPAs (Isr.), a member of PricewaterhouseCoopers International Limited ("**PWC**"), as our independent registered public accounting firm for our year ending December 31, 2007, and you are being asked to ratify this appointment. We have engaged PWC as our independent registered public accounting firm since 2001. Representatives of PWC are expected to be present at the Annual Meeting in person or by telephone, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions. All of the services described in the table below were pre-approved by our Audit Committee.

If our stockholders do not ratify the appointment, our Audit Committee will reconsider its appointment of PWC as our independent registered public accounting firm for the year ending December 31, 2007. Even if this appointment is ratified, our Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in our best interests and the interests of our stockholders.

### Audit Fees

The following table presents information regarding the fees billed by PWC and affiliated entities to us for the years ended December 31, 2005 and 2006.

| Type of Fees | Fiscal Year Ended December 31, 2005 | Fiscal Year Ended December 31, 2006 |
|---|---|---|
| Audit Fees | $195,000 | $195,000 |
| Audit-Related Fees | $ 2,500 | — |
| Tax Fees | $ 31,500 | $ 76,529 |
| All Other Fees | $ 57,999 | — |

***Audit Fees.*** This category includes services provided in connection with the audit of our consolidated financial statements, the review of our quarterly consolidated financial statements and other services that are normally provided in connection with our statutory and regulatory filings.

***Audit-Related Fees.*** This category includes services in 2005 related to national review of a Current Report on Form 8-K.

***Tax Fees.*** This category includes professional services rendered by PWC and its affiliates for tax compliance, tax advice and tax planning, including the preparation and review of tax returns and the provision of incidental tax advice.

***All Other Fees.*** This category includes products and services, other than those reported under the above items, including products and services related to compliance with the Sarbanes-Oxley Act of 2002.

### Pre-Approval Policies and Procedures

The pre-approval policies and procedures of our Audit Committee include the responsibility to review and, in its sole discretion, approve in advance our independent registered public accounting firm's annual engagement letter, including the proposed fees contained therein, as well as all audit and, as set forth in Section 10A(i) of the Securities Exchange Act of 1934, all permitted non-audit engagements and relationships between us and such auditors. It is the Audit Committee's responsibility

to review and approve or disapprove all proposed related party transactions (including all transactions required to be disclosed by Item 404 of Regulation S-K of the Securities and Exchange Commission). In addition, the Audit Committee is empowered to review our policies relating to the avoidance of conflicts of interest and review past or proposed transactions between us and members of management, as well as policies and procedures with respect to officers' expense accounts and perquisites, including the use of corporate assets. In the years ended December 31, 2005 and 2006, the Audit Committee followed these guidelines in approving all services rendered by PWC.



**Vote Required**

Approval of the proposal requires the affirmative vote of a majority of the issued and outstanding shares of common stock.

**Your Board of Directors Recommends that You Vote**
**FOR Ratification of the Appointment of**
**Kesselman & Kesselman CPAs (Isr.), a Member of PricewaterhouseCoopers International Limited**

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

It is our policy that all employees, officers, directors, independent contractors and agents must engage in and promote honest and ethical conduct and must avoid any activity that is or has the appearance of conflicting with our interests. This policy is included in our Code of Conduct and Ethics. We expect our employees, officers, directors, independent contractors and agents to act and make decisions that are in our best interests and we encourage them to avoid situations which present a conflict between our interests and their own personal interests.

Any related party transaction, other than of our directors and executive officers (whether cash, equity or otherwise) which is delegated to our Compensation Committee, must be reviewed and approved by our Audit Committee. The Audit Committee intends only to approve related party transactions that are in compliance with applicable law, consistent with our corporate governance policies and on terms that are deemed to be fair to us. The following transactions were approved by our Audit Committee in 2006.

**Transactions with Entities Related to Davidi Gilo, our Chairman of the Board of Directors**

*Harmony Management*

*Aircraft.* Our board of directors has authorized the use of charter aircraft for certain business travel subject to certain procedures. In 2006, we were billed $26,686 by an unaffiliated third party management company in connection with several charters of aircraft for business travel purposes. While we chartered the aircraft directly from the management company, the chartered aircraft is leased by Harmony Management, Inc., of which Davidi Gilo and a trust for his benefit are the sole shareholders. Payments made by us to the management company for the aircraft charters were ultimately paid to Harmony Management, after deductions for certain operating costs and charter management fees. At the instruction of Harmony Management, the hourly rate charged by the management company for these charters was substantially less than the standard rate charged by the management company for similar charters to other unaffiliated parties.

*Strategic Investment and Miscellaneous Office Services.* During the year ended December 31, 2006, we reimbursed Harmony Management $10,135 for strategic investment and miscellaneous office services.

***Gilo Family Partnership.*** In 2006, we paid rent and administrative support of $12,000 and field labor support services of $36,279 to Harmony Management and an unaffiliated third party, respectively. Harmony Management is the general partner of the Gilo Family Partnership and Davidi Gilo, Shamaya

Gilo and three trusts for the benefit of Davidi Gilo's children are the limited partners of the Gilo Family Partnership.

***Silicon Design Systems.*** In 2006 we reimbursed Silicon Design Systems for $43,365 related to management information services provided by an employee of Silicon Design Systems in connection with our maintenance and operation of computer systems.

**Transaction with Avraham Fischer.** Avraham Fischer, a director of our company, is co-managing partner of the law firm of Fischer Behar Chen Well Orion & Co., which represents us on matters relating to Israeli law. In 2006, we were billed $133,000 by Fischer Behar Chen Well Orion & Co.

**Arcadian Networks Inc.** On March 31, 2006, we entered into an equipment purchase agreement with Arcadian Networks, Inc. ("**ANI**"). Pursuant to this agreement, we sell certain products and services to ANI over a 10-year term. We are required to distribute the products covered by the agreement to ANI on an exclusive basis in a specified territory to identified markets if: (a) ANI makes two payments of $4 million during the first two years of the agreement; (b) ANI meets specified annual minimum product purchase amounts; and (c) ANI's outstanding balances are below specified amounts. Exclusivity after the second year will depend on ANI's meeting the minimum purchase amounts. During the year ended December 31, 2006, in addition to the first exclusivity payment of $4,000,000, we received approximately $6,300,000 from ANI from the sale of our products and approximately $243,000 from the sale of services to ANI. Mr. Gilo, our Chief Executive Officer and Chairman of the board of directors, is also the Chairman of the board of directors of ANI and the sole member of the limited liability company that is the general partner of a major stockholder of ANI.

In August 2006, Clal Industries and Investments, Ltd. ("**Clal**") invested $20,000,000 in ANI. Avraham Fischer, a director of our company, is co-chief executive officer and a director of Clal. Mr. Fischer does not have a direct equity interest in Clal, however, he is an officer, director and a shareholder of Ganden Holdings Ltd., which is part of the controlling group of IDB Holdings Ltd. Mr. Fischer is Deputy Chairman of IDB Holdings which holds a majority ownership interest in Clal.

**Goldman, Sachs & Co.** Goldman, Sachs & Co. owns more than 10% of our outstanding common stock. In 2006, we paid Goldman Sachs $1,037,013 of interest for outstanding senior and convertible debt issued in March 2006.

**Margaret A. Bellville.** Ms. Bellville provides consulting services to us in her individual capacity for $2,000 per month. In addition, Ms. Bellville is a partner in CarterBaldwin, an executive search firm that has assisted us in the search for and placement of executives and members of our board of directors. In 2006, we were billed $149,776 for these executive searches and placements. Our relationship with CarterBaldwin began early in 2006, prior to Ms. Bellville joining our board of directors.

**Indemnification Arrangements.** We have entered into indemnification agreements with our directors and executive officers containing provisions that may require us, among other things, to indemnify our directors and executive officers against various liabilities that may arise by virtue of their status or service as directors and executive officers, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

## DEADLINE FOR SUBMISSION OF STOCKHOLDER PROPOSALS FOR 2008 ANNUAL MEETING

If you would like a proposal to be presented at the annual meeting of stockholders in 2008 and if you would like your proposal to be considered for inclusion in our proxy statement and form of proxy relating to that meeting, you must submit the proposal to us in accordance with Securities and Exchange Commission Rule 14a-8. We must receive your proposal by December 22, 2007 for your proposal to be eligible for inclusion in our proxy statement and form of proxy relating to that meeting. If you would like to present a proposal at our 2007 annual meeting of stockholders (but do not wish to include the proposal in the proxy statement), you must deliver your proposal to us, no earlier than February 10, 2008 and no later than March 11, 2008, unless the date of our 2008 annual meeting of stockholders is more than 30 calendar days before or after May 10, 2008, in which case your notice of a proposal will be timely if we receive it by the close of business on the 10th day following the day we publicly announce the date of the 2008 annual meeting of stockholders or mail notice of the meeting, whichever occurs first.

## COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16 of the Securities Exchange Act of 1934, as amended, requires our directors and officers, and persons who own more than 10% of a registered class of our equity securities, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. The Securities and Exchange Commission regulations also require these persons to furnish us with a copy of all Section 16(a) reports that they file. Based solely on our review of the copies of the forms furnished to us and written representations from our executive officers and directors, we believe that all Section 16(a) filing requirements were met during the year ended December 31, 2006, except that, due to an administrative error, the quarterly option grant to each non-employee director during our third quarter was filed late on a Form 4 for each such director.

## IMPORTANT NOTICE REGARDING DELIVERY OF STOCKHOLDER DOCUMENTS

As permitted by rules of the Securities and Exchange Commission, only one copy of this proxy statement and the 2006 Annual Report is being delivered to multiple stockholders sharing the same address unless we have received contrary instructions from one or more of the stockholders who share the same address. We will deliver on a one-time basis, promptly upon written or verbal request from a stockholder at a shared address, a separate copy of our proxy statement and the 2006 Annual Report. You can make your request to Vyyo Inc., Attn.: Tashia L. Rivard, General Counsel and Corporate Secretary, 6625 The Corners Parkway, Suite 100, Norcross, Georgia 30092, telephone (678) 282-8000. Stockholders sharing an address who are currently receiving multiple copies of the proxy statement and annual report may instruct us to deliver a single copy of such documents on an ongoing basis. Such instructions must be in writing, must be signed by each stockholder who is currently receiving a separate copy of the documents, must be addressed to Vyyo Inc., Attn.: Tashia L. Rivard, General Counsel and Corporate Secretary, 6625 The Corners Parkway, Suite 100, Norcross, Georgia 30092, and will continue in effect unless and until we receive contrary instructions as provided below. **Any stockholder sharing an address may request to receive and instruct us to send separate copies of the proxy statement and annual report to stockholders on an ongoing basis by written or verbal request to Vyyo Inc., Attn.: Tashia L. Rivard, General Counsel and Corporate Secretary, 6625 The Corners Parkway, Suite 100, Norcross, Georgia 30092, telephone (678) 282-8000**. We will begin sending separate copies of such documents within 30 days of receipt of such instructions.

## ANNUAL REPORT

Our Annual Report for the year ended December 31, 2006 is being provided to you with this proxy statement. The Annual Report includes our Form 10-K, without exhibits. The Annual Report is not considered proxy soliciting material.

## FORM 10-K

**On written request of any record or beneficial stockholders, we will provide, free of charge, a copy of our Annual Report on Form 10-K for the year ended December 31, 2006, which includes our consolidated financial statements. Requests should be made in writing and addressed to: Vyyo Inc., Attn.: Tashia L. Rivard, General Counsel and Corporate Secretary, 6625 The Corners Parkway, Suite 100, Norcross, Georgia 30092. We will charge reasonable out-of-pocket expenses if a stockholder of record requests copies of such exhibits.**

## OTHER MATTERS

The board of directors knows of no other business that will be presented at the Annual Meeting. If any other business is properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote the shares they represent as the board of directors may recommend.

## APPENDIX A

## FIFTH ~~FOURTH~~ AMENDED AND RESTATED
## CERTIFICATE OF INCORPORATION
## OF
## VYYO INC.



Vyyo Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify as follows:

(a) The name of the Corporation is Vyyo Inc. The original Certificate of Incorporation of the Corporation was filed with the office of the Secretary of State of the State of Delaware on March 21, 1996 under the name PhaseCom, Inc.

(b) This Fifth ~~Fourth~~ Amended and Restated Certificate of Incorporation (the "Fifth ~~Fourth~~ Amended and Restated Certificate of Incorporation") was duly adopted by the Board of Directors and by the stockholders of the Corporation in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.

(c) The text of the Fourth Certificate of Incorporation of the Corporation is amended and restated in its entirety as follows:

*FIRST:* The name of the Corporation is Vyyo Inc. (hereinafter the "Corporation").

*SECOND:* The address of the registered office of the Corporation in the State of Delaware and County of New Castle is 1313 N. Market Street, Suite 5100, Wilmington, DE 19801. The name of its registered agent at that address is PHS CORPORATE SERVICES, INC.

*THIRD:* The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "DGCL").

*FOURTH:* The total number of shares of stock which the Corporation shall have authority to issue is 50,000,000 shares of common stock, each having a par value of $0.0001, and 5,000,000 shares of preferred stock, each having a par value of $0.001.

The Board of Directors is expressly authorized to provide for the issuance of all or any shares of the preferred stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series and as may be permitted by the DGCL, including, without limitation, the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Corporation at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions.

~~Effective at 8:00 a.m. Eastern Daylight Savings Time, on August 1, 2002 (the "Effective Time"), each one (1) share of Common Stock of the Corporation issued and outstanding by virtue of this Fifth Fourth Amended and Restated Certificate of Incorporation, shall be combined into one-third (1/3) of one (1) share of fully paid and nonassessable Common Stock of the Corporation, subject to the treatment of fractional shares interests described below. Following the Effective Time of this amendment, the Corporation will evidence the reverse stock split effected hereby pursuant to procedures adopted by the Corporation.~~

~~No fractional shares of Common Stock of the Corporation shall be issued. No stockholder of the Corporation shall transfer any fractional shares of Common Stock of the Corporation. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of Common Stock of the Corporation.~~

~~A holder of Common Stock at the Effective Time who would otherwise be entitled to a fraction of a share shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the average of the closing prices of the Common Stock, as reported in The Wall Street Journal, on the thirty (30) trading days preceding the date that is five (5) trading days before the Effective Time (as adjusted for the reverse stock split effected hereby) or if such prices are not available, the average of the last bid and asked prices of the Common Stock on such days (as adjusted for the reverse stock split effected hereby) or other price determined by the Board of Directors.~~

*FIFTH:* The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(a) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(b) The Board of Directors shall consist of not less than one nor more than twelve ~~ten~~ members, the exact number of which shall be fixed by the Board of Directors. Election of directors need not be by written ballot unless the Bylaws so provide.

(c) The directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. The initial division of the Board of Directors into classes shall be made by the decision of the affirmative vote of a majority of the entire Board of Directors. The term of the initial Class I directors shall terminate on the date of the 2001 annual meeting; the term of the initial Class II directors shall terminate on the date of the 2002 annual meeting; and the term of the initial Class III directors shall terminate on the date of the 2003 annual meeting. At each succeeding annual meeting of stockholders beginning in 2001, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

(d) A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

(e) Subject to the terms of any one or more classes or series of preferred stock, any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board of Directors then in office, provided that a quorum is present, and any other

vacancy occurring on the Board of Directors may be filled by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of such class shall hold office for a term that shall coincide with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his predecessor. Subject to the rights, if any, of the holders of shares of preferred stock then outstanding, any or all of the directors of the Corporation may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66⅔%) of the voting power of the Corporation's then outstanding capital stock entitled to vote generally in the election of directors. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Fifth ~~Fourth~~ Amended and Restated Certificate of Incorporation applicable thereto, and such directors so elected shall not be divided into classes pursuant to this Article FIFTH unless expressly provided by such terms.

(f) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Fifth ~~Fourth~~ Amended and Restated Certificate of Incorporation, and any Bylaws adopted by the stockholders; *provided, however*, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such Bylaws had not been adopted.

(g) No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this Article FIFTH, Section (g) by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

*SIXTH:* The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; *provided, however*, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Article SIXTH shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article SIXTH to directors and officers of the Corporation.

The rights to indemnification and to the advancement of expenses conferred in this Article SIXTH shall not be exclusive of any other right which any person may have or hereafter acquire under this

Fifth ~~Fourth~~ Amended and Restated Certificate of Incorporation, the Bylaws of the Corporation, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

Any repeal or modification of this Article SIXTH by the stockholders of the Corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

*SEVENTH:* Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

*EIGHTH:* In furtherance and not in limitation of the powers conferred upon it by the laws of the State of Delaware, the Board of Directors shall have the power to make, alter, amend, change, add to or repeal the Corporation's Bylaws. The affirmative vote of at least a majority of the entire Board of Directors shall be required to adopt, amend, alter or repeal the Corporation's Bylaws. The Corporation's Bylaws also may be altered, amended, changed, added to or repealed by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66⅔%) of the voting power of the shares entitled to vote at an election of directors.

*NINTH:* Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation, and the ability of the stockholders to consent in writing to the taking of any action is hereby specifically denied.

*TENTH:* Unless otherwise required by law, special meetings of stockholders, for any purpose or purposes, may be called by either (i) the Chairman, if there be one, (ii) the Board of Directors or (iii) a committee of the Board of Directors that has been duly designated by the Board of Directors and whose powers and authority include the power to call such meetings. The ability of the stockholders to call a special meeting of stockholders is hereby specifically denied.

*ELEVENTH:* The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Fifth ~~Fourth~~ Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed on its behalf this day of , 2007.

VYYO INC.

By: ____________________

Name: Davidi Gilo
Title: Chairman

## APPENDIX B

## VYYO INC.

## FOURTH ~~THIRD~~ AMENDED AND RESTATED 2000 EMPLOYEE AND CONSULTANT EQUITY INCENTIVE PLAN

**Section 1. General Purpose of Plan; Definitions.**

The name of this plan is the Vyyo Inc. Amended and Restated 2000 Employee and Consultant Equity Incentive Plan (the "Plan"). The Plan was adopted by the Board (defined below) and approved by the stockholders of the Company (defined below) on November 22, 1999. The Board subsequently amended and restated the Plan in its entirety on February 2, 2000 (the "First Amendment"), again amended and restated the Plan on January 17, 2001 (the "Second Amendment"), ~~and~~ again amended and restated the Plan on January 20, 2005 (the "Third Amendment") and again amended and restated the Plan on March 15, 2007 (the "Fourth Amendment", and together with the First Amendment, ~~and~~ the Second Amendment, and the Third Amendment, the "Amendments"). The First Amendment was approved by the stockholders of the Company on February 2, 2000. The Second Amendment was approved by the stockholders of the Company on May 8, 2001. The Third Amendment was approved by the stockholders of the Company on March 14, 2005. The purpose of the Plan is to enable the Company to attract and retain highly qualified personnel who will contribute to the Company's success and to provide incentives to Participants (defined below) that are linked directly to increases in stockholder value and will therefore inure to the benefit of all stockholders of the Company. The Company wishes the issuance of Awards (defined below) to its employees in Israel to conform with the requirements of the Israeli Income Tax Ordinance, and for this purpose the appended document Appendix A amends this Plan to so conform.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a) "*Administrator*" means the Board, or if and to the extent the Board does not administer the Plan, the Committee in accordance with Section 2 below.

(b) "*Affiliate*" means any corporation that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, another corporation, where "control" (including the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to cause the direction of the management and policies of the corporation, whether through the ownership of voting securities, by contract or otherwise.

(c) "*Award*" means any award under the Plan.

(d) "*Award Agreement*" means, with respect to each Award, the signed written agreement between the Company and the Participant setting forth the terms and conditions of the Award.

(e) "*Board*" means the Board of Directors of the Company.

(f) "*Code*" means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

(g) "*Committee*" means any committee the Board may appoint to administer the Plan. To the extent necessary and desirable, the Committee shall be composed entirely of individuals who meet the qualifications referred to in Section 162(m) of the Code and Rule 16b-3 under the Exchange Act. If at any time or to any extent the Board shall not administer the Plan, then the functions of the Board specified in the Plan shall be exercised by the Committee.

(h) "*Common Stock*" means the common stock, par value $0.0001 per share, of the Company.

(i) "*Company*" means Vyyo Inc., a Delaware corporation (or any successor corporation).

(j) "*Deferred Stock*" means the right to receive Shares at the end of a specified deferral period granted pursuant to Section 8 below.

(k) "*Disability*" means the inability of a Participant to perform substantially his or her duties and responsibilities to the Company or to any Parent or Subsidiary by reason of a physical or mental disability or infirmity (i) for a continuous period of six months, or (ii) at such earlier time as the Participant submits medical evidence satisfactory to the Administrator that the Participant has a physical or mental disability or infirmity that will likely prevent the Participant from returning to the performance of the Participant's work duties for six months or longer. The date of such Disability shall be the last day of such six-month period or the day on which the Participant submits such satisfactory medical evidence, as the case may be.

(l) "*Eligible Recipient*" means an officer, director, employee, consultant or advisor of the Company or of any Parent or Subsidiary.

(m) "*Employee Director*" means any director of the Company who is also an employee of the Company or of any Parent or Subsidiary.

(n) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended from time to time.

(o) "*Exercise Price*" means the per share price at which a holder of an Award may purchase the Shares issuable upon exercise of the Award.

(p) "*Fair Market Value*" as of a particular date shall mean the fair market value of a share of Common Stock as determined by the Administrator in its sole discretion; *provided, however,* that (i) if the Common Stock is admitted to trading on a national securities exchange, fair market value of a share of Common Stock on any date shall be the closing sale price reported for such share on such exchange on such date or, if no sale was reported on such date, on the last date preceding such date on such a sale was reported, (ii) if the Copmmon Stock is admitted to quotation on the National Association of Securities Dealers Automated Quotation ("Nasdaq") System or other comparable quotation system and has been designated as a National Market System ("NMS") security, fair market value of a share of Common Stock on any date shall be the closing sale price reported for such share on such system on such date or, if no sale was reported on such date, on the last date preceding such date on which a sale was reported, (iii) if the Common Stock is admitted to quotation on the Nasdaq System but has not been designated as an NMS security, fair market value of a share of Common Stock on any date shall be the average of the highest bid and lowest asked prices of such share on such system on such date or, if no bid and ask prices were reported on such date, on the last date preceding such date on which both bid and ask prices were reported; (iv) in the case of a Limited Stock Appreciation Right, the fair market value of a share of Common Stock shall be the "Change in Control Price" (as defined in the Award Agreement evidencing such Limited Stock Appreciation Right) of a share of Common Stock as of the date of exercise.

(q) "*Incentive Stock Option*" means any Option intended to be designated as an "incentive stock option" within the meaning of Section 422 of the Code.

(r) "*Limited Stock Appreciation Right*" means a Stock Appreciation Right that can be exercised only in the event of a "Change in Control" (as defined in the Award Agreement evidencing such Limited Stock Appreciation Right).

(s) "*Non-Employee Director*" means a director of the Company who is not an employee of the Company or of any Parent or Subsidiary.

(t) "*Non-Qualified Stock Option*" means any Option that is not an Incentive Stock Option, including any Option that provides (as of the time such Option is granted) that it will not be treated as an Incentive Stock Option.

(u) "*Option*" means an option to purchase Shares granted pursuant to Section 6 below.

(v) "*Parent*" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations in the chain (other than the Company) owns stock possessing 50% or more of the combined voting power of all classes of stock in one of the other corporations in the chain.

(w) "*Participant*" means (i) any Eligible Recipient selected by the Administrator, pursuant to the Administrator's authority in Section 2 below, to receive grants of Options, Stock Appreciation Rights, Limited Stock Appreciation Rights, awards of Restricted Stock, Deferred Stock, or Performance Shares or any combination of the foregoing, or (ii) any Non-Employee Director who is eligible to receive grants of Options pursuant to Section 6(i) below.

(x) "*Performance Shares*" means Shares that are subject to restrictions based upon the attainment of specified performance objectives granted pursuant to Section 8 below.

(y) "*Registration Statement*" means the registration statement on Form S-1 filed with the Securities and Exchange Commission for the initial underwritten public offering of the Common Stock.

(z) "*Restricted Stock*" means Shares subject to certain restrictions granted pursuant to Section 8 below.

(aa) "*Shares*" means shares of Common Stock reserved for issuance under the Plan, as adjusted pursuant to Sections 3 and 4, and any successor security.

(bb) "*Stock Appreciation Right*" means the right pursuant to an Award granted under Section 7 below to receive an amount equal to the excess, if any, of (i) the Fair Market Value, as of the date such Stock Appreciation Right or portion thereof is surrendered, of the Shares covered by such right or such portion thereof, over (ii) the aggregate Exercise Price of such right or such portion thereof.

(cc) "*Subsidiary*" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations (other than the last corporation) in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

**Section 2. Administration.**

The Plan shall be administered in accordance with the requirements of Section 162(m) of the Code (but only to the extent necessary and desirable to maintain qualification of Awards under the Plan under Section 162(m) of the Code) and, to the extent applicable, Rule 16b-3 under the Exchange Act ("Rule 16b-3"), by the Board or, at the Board's sole discretion, by the Committee, which shall be appointed by the Board, and which shall serve at the pleasure of the Board.

Pursuant to the terms of the Plan, the Administrator shall have the power and authority to grant to Eligible Recipients Options, Stock Appreciation Rights or Limited Stock Appreciation Rights, Awards of Restricted Stock, Deferred Stock or Performance Shares or any combination of the foregoing; *provided, however*, that automatic, nondiscretionary grants of Options shall be made to Non-Employee Directors pursuant to and in accordance with the terms of Section 6(i) below. Except as otherwise provided in Section 6(i) below, the Administrator shall have the authority:

(a) to select those Eligible Recipients who shall be Participants;

(b) to determine whether and to what extent Options, Stock Appreciation Rights, Limited Stock Appreciation Rights, Awards of Restricted Stock, Deferred Stock or Performance Shares or a combination of any of the foregoing, are to be granted hereunder to Participants;

(c) to determine the number of Shares to be covered by each Award granted hereunder;

(d) to determine the terms and conditions, not inconsistent with the terms of the Plan, of each Award granted hereunder (including, but not limited to, (i) the restrictions applicable to Awards of Restricted Stock or Deferred Stock and the conditions under which restrictions applicable to such Awards of Restricted Stock or Deferred Stock shall lapse, and (ii) the performance goals and periods applicable to Awards of Performance Shares);

(e) to determine the terms and conditions, not inconsistent with the terms of the Plan, which shall govern all written instruments evidencing Options, Stock Appreciation Rights, Limited Stock Appreciation Rights, Awards of Restricted Stock, Deferred Stock or Performance Shares or any combination of the foregoing granted hereunder;

(f) to reduce the Exercise Price of any Option to the then current Fair Market Value if the Fair Market Value of the Shares covered by such Option has declined since the date such Option was granted; and

(g) the Committee may, at any time or from time to time, authorize the Company, with the consent of the respective Participants, to issue new Awards in exchange for the surrender and cancellation of any or all outstanding Awards. The Committee may at any time buy from a Participant an Award previously granted with payment in cash, Shares (including Restricted Stock) or other consideration, based on such terms and conditions as the Committee and the Participant shall agree.

The Administrator shall have the authority, in its sole discretion, to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable; to interpret the terms and provisions of the Plan and any Award issued under the Plan (and any Award Agreement relating thereto); and to otherwise supervise the administration of the Plan.

All decisions made by the Administrator pursuant to the provisions of the Plan shall be final, conclusive and binding on all persons, including the Company and the Participants.

**Section 3. Shares Subject to Plan.**

The total number of shares of Common Stock reserved and available for issuance under the Plan shall be 11,340,088 ~~8,340,088~~ shares, plus an annual increase to be added on the first day of the Company's fiscal year (beginning 2008~~6~~) equal to the lesser of (i) ~~1,000,000~~ 1,500,000 shares or (ii) ten percent (10%) of the number of outstanding shares of Common Stock on the last day of the immediately preceding fiscal year. Such shares may consist, in whole or in part, of authorized and unissued shares or treasury shares. The aggregate number of Shares as to which Options, Stock Appreciation Rights, and Awards of Restricted Stock, Deferred Stock and Performance Shares may be granted to any Participant during any calendar year may not, subject to adjustment as provided in this Section 3, exceed 80% of the Shares reserved for the purposes of the Plan.

Consistent with the provisions of Section 162(m) of the Code, as from time to time applicable, to the extent that (i) an Option expires or is otherwise terminated without being exercised, or (ii) any Shares subject to any Award of Restricted Stock, Deferred Stock or Performance Shares granted hereunder are forfeited, such Shares shall again be available for issuance in connection with future Awards granted under the Plan. If any Shares have been pledged as collateral for indebtedness incurred by a Participant in connection with the exercise of an Option and such Shares are returned to the Company in satisfaction of such indebtedness, such Shares shall again be available for issuance in connection with future Awards granted under the Plan.

In the event of any stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the Company without consideration, an equitable substitution or proportionate adjustment shall be made in (i) the aggregate number of Shares reserved for issuance under the Plan, (ii) the kind, number and Exercise Prices of Shares subject to outstanding Options, and (iii) the kind, number and Exercise Prices of Shares subject

to outstanding Awards of Restricted Stock, Deferred Stock and Performance Shares, in each case as may be determined by the Administrator, in its sole discretion, subject to any required action by the Board or the stockholders of the Company and in compliance with applicable securities laws; *provided, however*, that fractions of a Share shall not be issued but shall either be paid in cash at Fair Market Value or shall be rounded up to the nearest whole share, as determined by the Committee. An adjusted Exercise Price shall also be used to determine the amount payable by the Company upon the exercise of any Stock Appreciation Right or Limited Stock Appreciation Right related to any Option.

Proxy

**Section 4. Corporate Transactions**

(a) *Assumption or Replacement of Awards by Successor.* In the event of (i) a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, a reincorporation of the Company in a different jurisdiction, or other transaction in which there is no substantial change in the stockholders of the Company and the Awards granted under the Plan are assumed or replaced by the successor corporation, which assumption shall be binding on all Participants); (ii) a dissolution or liquidation of the Company; (iii) the sale of substantially all of the assets of the Company; or (iv) any other transaction which qualifies as a "corporate transaction" under Section 424(a) of the Code wherein the stockholders of the Company give up all of their equity interest in the Company (*except* for the acquisition, sale or transfer of all or substantially all of the outstanding shares of the Company), any or all outstanding Awards may be assumed or replaced by the successor corporation (if any) or Parent thereof, which assumption or replacement shall be binding on all Participants. In the alternative, the successor corporation or Parent thereof may substitute equivalent awards or provide substantially similar consideration to Participants as was provided to stockholders of the Company (after taking into account the existing provisions of the Awards). The successor corporation or Parent thereof may also issue, in place of outstanding shares of the Company held by the Participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the Participant. In the event such successor corporation (if any) or Parent thereof does not assume or substitute awards, as provided above, pursuant to a transaction described in this Section 4(a), such Awards shall automatically become fully vested and exercisable and be released from any restrictions on transfer and repurchase or forfeiture rights, immediately prior to the specified effective date of such transaction, for all the Shares at the time represented by such Awards. In such event, effective upon the consummation of the transaction, or at such other time and on such conditions as the Board shall determine, all outstanding Awards under the Plan shall terminate and cease to remain outstanding, except to the extent assumed by the successor corporation or its Parent.

(b) *Other Treatment of Awards.* Subject to any greater rights granted to Participants under the foregoing provisions of this Section 4, in the event of the occurrence of any transaction described in Section 4(a), any outstanding Awards shall be treated as provided in the applicable Award Agreement or plan of merger, consolidation, dissolution, liquidation, sale of assets or other "corporate transaction."

(c) *Assumption of Awards by the Company.* The Company, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either (i) granting an Award under the Plan in substitution of such other company's award; or (ii) assuming such award as if it had been granted under the Plan if the terms of such assumed award could be applied to an award granted under the Plan. Such substitution or assumption shall be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under the Plan if the other company had applied the rules of the Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award shall remain unchanged (*except* that the exercise price and the number and nature of Shares issuable upon exercise of any such option will be

adjusted approximately pursuant to Section 424(a) of the Code). In the event the Company elects to grant a new Option rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price.

**Section 5. Eligibility.**

Eligible Recipients shall be eligible to be granted Options, Stock Appreciation Rights, Limited Stock Appreciation Rights, Awards of Restricted Stock, Deferred Stock or Performance Shares or any combination of the foregoing hereunder. The Participants under the Plan shall be selected from time to time by the Administrator, in its sole discretion, from among the Eligible Recipients, and the Administrator shall determine, in its sole discretion, the number of Shares covered by each such Award.

**Section 6. Options.**

Options may be granted alone or in addition to other Awards granted under the Plan. Any Option granted under the Plan shall be in such form as the Administrator may from time to time approve, and the provisions of each Option need not be the same with respect to each Participant. Participants who are granted Options shall enter into an Award Agreement with the Company, in such form as the Administrator shall determine, which Award Agreement shall set forth, among other things, the Exercise Price of the Option, the term of the Option and provisions regarding exercisability of the Option granted thereunder.

The Options granted under the Plan may be of two types: (i) Incentive Stock Options and (ii) Non-Qualified Stock Options.

The Administrator shall have the authority to grant to any officer or employee of the Company or of any Parent or Subsidiary (including directors who are also officers of the Company) Incentive Stock Options, Non-Qualified Stock Options, or both types of Options (in each case with or without Stock Appreciation Rights or Limited Stock Appreciation Rights). Directors who are not also officers of the Company or of any Parent or Subsidiary, consultants or advisors to the Company or to any Parent or Subsidiary may only be granted Non-Qualified Stock Options (with or without Stock Appreciation Rights or Limited Stock Appreciation Rights). To the extent that any Option does not qualify as an Incentive Stock Option, it shall constitute a separate Non-Qualified Stock Option. More than one Option may be granted to the same Participant and be outstanding concurrently hereunder.

Options granted under the Plan shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable:

(a) *Option Exercise Price.* The per share Exercise Price of Shares purchasable under an Option shall be determined by the Administrator in its sole discretion at the time of grant but shall not, (i) in the case of Incentive Stock Options, be less than 100% of the Fair Market Value of the Common Stock on such date, (ii) in the case of Non-Qualified Stock Options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, be less than 100% of the Fair Market Value of the Common Stock on such date and (iii) in any event, be less than the par value (if any) of the Common Stock. If a Participant owns or is deemed to own (by reason of the attribution rules applicable under Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or of any Parent or Subsidiary and an Incentive Stock Option is granted to such Participant, the per share Exercise Price of such Incentive Stock Option (to the extent required at the time of grant by the Code shall be no less than 110% of the Fair Market Value of the Common Stock on the date such Incentive Stock Option is granted.

(b) *Option Term.* The term of each Option shall be fixed by the Administrator, but no Option shall be exercisable more than ten years after the date such Option is granted; *provided, however*, that if

an employee owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or of any Parent or Subsidiary and an Incentive Stock Option is granted to such employee, the term of such Incentive Stock Option (to the extent required by the Code at the time of grant) shall be no more than five years from the date of grant.

(c) *Exercisability.* Options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator at or after the time of grant. The Administrator may provide at the time of grant, in its sole discretion, that any Option shall be exercisable only in installments, and the Administrator may waive such installment exercise provisions at any time, in whole or in part, based on such factors as the Administrator may determine, in its sole discretion, including but not limited to in connection with any "change in control" of the Company (as defined in the Award Agreement evidencing such Option).

Proxy

(d) *Method of Exercise.* Subject to Section 6(c), Options may be exercised in whole or in part at any time during the Option period, by giving written notice of exercise to the Company specifying the number of Shares to be purchased, accompanied by payment in full of the aggregate Exercise Price of the Shares so purchased in cash or its equivalent, as determined by the Administrator. In addition, payment for Shares purchased pursuant to the Plan may be made, where expressly approved for the Participant by the Committee and where permitted by law:

(i) by cancellation of indebtedness of the Company to the Participant;

(ii) by surrender of shares of Common Stock that either (1) have been owned by Participant for more than six (6) months and have been paid for within the meaning of SEC Rule 144 (and, if such shares were purchased from the Company by use of a promissory note, such note has been fully paid with respect to such Shares); or (2) were obtained by Participant in the public market;

(iii) by waiver of compensation due or accrued to Participant for services rendered;

(iv) by tender of property;

(v) with respect only to purchases upon exercise of an Option, and provided that a public market for the Common Stock exists: (i) through a "same day sale" commitment from Participant and a broker-dealer that is a member of the National Association of Securities Dealers (an "NASD Dealer") whereby the Participant irrevocably elects to exercise the Option and to sell a portion of the Shares so purchased to pay for the aggregate Exercise Price of the Shares so purchased, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward such Exercise Price directly to the Company; or (ii) through a "margin" commitment from Participant and an NASD Dealer whereby Participant irrevocably elects to exercise the Option and to pledge the Shares so purchased to the NASD Dealer in a margin account as security for a loan from the NASD Dealer in the amount of the aggregate Exercise Price of the Shares so purchased, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward such Exercise Price directly to the Company;

(vi) in the case of the exercise of a Non-Qualified Stock Option, in the form of Restricted Stock or Performance Shares subject to an Award hereunder (based, in each case, on the Fair Market Value of the Common Stock on the date the Option is exercised); *provided, however*, that in the case of an Incentive Stock Option, the right to make payment in the form of already owned shares of Common Stock may be authorized only at the time of grant. If payment of the Exercise Price of a Non-Qualified Stock Option is made in whole or in part in the form of Restricted Stock or Performance Shares, the Shares received upon the exercise of such Option shall be restricted in accordance with the original terms of the Restricted Stock Award or Performance Shares Award in question, except that the Administrator may direct that such restrictions shall apply only to that number of Shares equal to the number of shares surrendered upon the exercise of such Option.

(vii) by any combination of the foregoing or

(viii) by any other form of consideration permitted by applicable law.

A Participant shall generally have the rights to dividends and any other rights of a stockholder with respect to the Shares subject to the Option only after the Participant has given written notice of exercise, has paid in full for such Shares, and, if requested, has given the representation described in Section 11(b).

The Administrator may require the surrender of all or a portion of any Option granted under the Plan as a condition precedent to the grant of a new Option. Subject to the provisions of the Plan, such new Option shall be exercisable at the Exercise Price, during such period and on such other terms and conditions as are specified by the Administrator at the time the new Option is granted. Consistent with the provisions of Section 162(m), to the extent applicable, upon their surrender, Options shall be canceled and the Shares previously subject to such canceled Options shall again be available for future grants of Options and other Awards hereunder.

(e) *Loans.* The Company or any Parent or Subsidiary may make loans available to Option holders in connection with the exercise of outstanding Options, as the Administrator, in its sole discretion, may determine. Such loans shall (i) be evidenced by promissory notes entered into by the Option holders in favor of the Company or any Parent or Subsidiary, (ii) be subject to the terms and conditions set forth in this Section 6(e) and such other terms and conditions, not inconsistent with the Plan, as the Administrator shall determine, (iii) bear interest at the applicable Federal interest rate or such other rate as the Administrator shall determine, and (iv) be subject to Board approval (or to approval by the Administrator to the extent the Board may delegate such authority). In no event may the principal amount of any such loan exceed the sum of (x) the aggregate Exercise Price less the par value (if any) of the Shares covered by the Option, or portion thereof, exercised by the holder, and (y) any Federal, state, and local income tax attributable to such exercise. The initial term of the loan, the schedule of payments of principal and interest under the loan, the extent to which the loan is to be with or without recourse against the holder with respect to principal and/or interest and the conditions upon which the loan will become payable in the event of the holder's termination of service to the Company or to any Parent or Subsidiary shall be determined by the Administrator. Unless the Administrator determines otherwise, when a loan is made, Shares having an aggregate Fair Market Value at least equal to the principal amount of the loan shall be pledged by the holder to the Company as security for payment of the unpaid balance of the loan, and such pledge shall be evidenced by a pledge agreement, the terms of which shall be determined by the Administrator, in its sole discretion; *provided, however,* that each loan shall comply with all applicable laws, regulations and rules of the Board of Governors of the Federal Reserve System and any other governmental agency having jurisdiction.

(f) *Non-Transferability of Options.* Except under the laws of descent and distribution, the Participant shall not be permitted to sell, transfer, pledge or assign any Option, and all Options shall be exercisable, during the Participant's lifetime, only by the Participant; *provided, however,* that the Participant shall be permitted to transfer one or more Non-Qualified Stock Options to a trust controlled by the Participant during the Participant's lifetime for estate planning purposes.

(g) *Termination of Employment or Service.* If a Participant's employment with or service as a director, consultant or advisor to the Company or to any Parent or Subsidiary terminates by reason of his or her death, Disability or for any other reason, the Option may thereafter be exercised to the extent provided in the Award Agreement evidencing such Option, or as otherwise determined by the Administrator.

(h) *Annual Limit on Incentive Stock Options.* To the extent that the aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of Shares with respect to which

Incentive Stock Options granted to a Participant under this Plan and all other option plans of the Company or of any Parent or Subsidiary become exercisable for the first time by the Participant during any calendar year exceeds $100,000 (as determined in accordance with Section 422(d) of the Code), the portion of such Incentive Stock Options in excess of $100,000 shall be treated as Non-Qualified Stock Options.

(i) *Automatic Grants of Options to Non-Employee Directors.* The Company shall grant Non-Qualified Stock Options to Non-Employee Directors pursuant to this Section 6(i), which grants shall be automatic and nondiscretionary and otherwise subject to the terms and conditions set forth in this subsection (i) and the terms of the Plan (the "Automatic Non-Employee Director Options"). Each Non-Employee Director who first becomes a director of the Company following the Effective Date (as defined in Section 12) shall be automatically granted a Non-Qualified Stock Option to purchase 25,000 Shares (an "Initial Option"). Each Non-Employee Director shall be automatically granted a Non-Qualified Stock Option to purchase 7,500 Shares (the "Annual Options") on the date ~~immediately following~~ of the Company's annual meeting of stockholders; *provided, however,* that he or she is then a director of the Company and, *provided, further,* that as of such date, such director shall have served on the Board for at least the preceding six (6) months.



The term of each Automatic Non-Employee Director Option shall be ten (10) years, and the Exercise Price purchasable under an Automatic Non-Employee Director Option shall be no less than 100% of the Fair Market Value of the Common Stock on the date of grant, *provided, however,* in no event shall the Exercise Price purchasable under an Automatic Non-Employee Director Option be less than the par value (if any) of the Common Stock. The Initial Options shall vest and become exercisable in four equal annual installments on each of the first four anniversaries of the date of grant. The Annual Options shall be 100% vested and fully exercisable as of the date of grant.

In the event that the number of Shares available for grant under the Plan is not sufficient to accommodate the Automatic Non-Employee Director Options, then the remaining Shares available for Automatic Non-Employee Director Options shall be granted to Non-Employee Directors on a pro-rata basis. No further grants shall be made until such time, if any, as additional Shares become available for grant under the Plan through action of the Board and/or the stockholders of the Company to increase the number of Shares that may be issued under the Plan or through cancellation or expiration of Awards previously granted hereunder.

**Section 7. Stock Appreciation Rights and Limited Stock Appreciation Rights.**

Stock Appreciation Rights and Limited Stock Appreciation Rights may be granted either alone ("Free Standing Rights") or in conjunction with all or part of any Option granted under the Plan ("Related Rights"). In the case of a Non-Qualified Stock Option, Related Rights may be granted either at or after the time of the grant of such Option. In the case of an Incentive Stock Option, Related Rights may be granted only at the time of the grant of the Incentive Stock Option. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Stock Appreciation Rights or Limited Stock Appreciation Rights shall be made; the number of Shares to be awarded, the Exercise Price (or, in the case of a Limited Stock Appreciation Right, the "Change in Control" price), and all other conditions of Stock Appreciation Rights and Limited Stock Appreciation Rights. The provisions of Stock Appreciation Rights and Limited Stock Appreciation Rights need not be the same with respect to each Participant.

Stock Appreciation Rights and Limited Stock Appreciation Rights granted under the Plan shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable:

(a) *Awards.* The prospective recipient of a Stock Appreciation Right or Limited Stock Appreciation Right shall not have any rights with respect to such Award, unless and until such recipient

has executed an Award Agreement evidencing the Award (a "Stock Appreciation Right Agreement" or "Limited Stock Appreciation Right Agreement," as appropriate) and delivered a fully executed copy thereof to the Company, within a period of sixty days (or such other period as the Administrator may specify) after the award date. Participants who are granted Stock Appreciation Rights or Limited Stock Appreciation Rights shall have no rights as stockholders of the Company with respect to the grant or exercise of such rights.

(b) *Exercisability.*

(i) Stock Appreciation Rights that are Free Standing Rights ("Free Standing Stock Appreciation Rights") shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator at or after grant; *provided, however,* that no Free Standing Stock Appreciation Right shall be exercisable during the first six months of its term, except that this additional limitation shall not apply in the event of a Participant's death or Disability prior to the expiration of such six-month period.

(ii) Stock Appreciation Rights that are Related Rights ("Related Stock Appreciation Rights") shall be exercisable only at such time or times and to the extent that the Options to which they relate shall be exercisable in accordance with the provisions of Section 6 above and this Section 7 of the Plan; *provided, however,* that a Related Stock Appreciation Right granted in connection with an Incentive Stock Option shall be exercisable only if and when the Fair Market Value of the Common Stock subject to the Incentive Stock Option exceeds the Exercise Price of such Option; *provided, further,* that no Related Stock Appreciation Right shall be exercisable during the first six months of its term, except that this additional limitation shall not apply in the event of a Participant's death or Disability prior to the expiration of such six-month period.

(iii) Limited Stock Appreciation Rights shall only be exercised within the 30-day period following a "Change in Control" (as defined by the Administrator in the Limited Stock Appreciation Right Agreement evidencing such right) and, with respect to Limited Stock Appreciation Rights that are Related Rights ("Related Limited Stock Appreciation Rights"), only to the extent that the Options to which they relate shall be exercisable in accordance with the provisions of Section 6 above and this Section 7 of the Plan.

(c) *Payment Upon Exercise.*

(i) Upon the exercise of a Free Standing Stock Appreciation Right, the Participant shall be entitled to receive up to, but not more than, an amount in cash or that number of Shares (or any combination of cash and Shares) equal in value to the excess of the Fair Market Value as of the date of exercise over the per share Exercise Price specified in the Free Standing Stock Appreciation Right (which Exercise Price shall be no less than 100% of the Fair Market Value of the Common Stock on the date of grant) multiplied by the number of Shares in respect of which the Free Standing Stock Appreciation Right is being exercised, with the Administrator having the right to determine the form of payment.

(ii) A Related Right may be exercised by a Participant by surrendering the applicable portion of the related Option. Upon such exercise and surrender, the Participant shall be entitled to receive up to, but not more than, an amount in cash or that number of Shares (or any combination of cash and Shares) equal in value to the excess of the Fair Market Value as of the date of exercise over the per share Exercise Price specified in the related Option multiplied by the number of Shares in respect of which the Related Stock Appreciation Right is being exercised, with the Administrator having the right to determine the form of payment. Options which have been so surrendered, in whole or in part, shall no longer be exercisable to the extent the Related Rights have been so exercised.

(iii) Upon the exercise of a Limited Stock Appreciation Right, the Participant shall be entitled to receive an amount in cash equal in value to the excess of the "Change in Control Price" (as defined in the Award Agreement evidencing such Limited Stock Appreciation Right) of a share of Common Stock Share as of the date of exercise over (A) the per share Exercise Price specified in the related Option, or (B) in the case of a Limited Stock Appreciation Right which is a Free Standing Stock Appreciation Right, the per share Exercise Price specified in the Free Standing Stock Appreciation Right, such excess to be multiplied by the number of Shares in respect of which the Limited Stock Appreciation Right shall have been exercised.

(d) *Non-Transferability.*

(i) Free Standing Stock Appreciation Rights shall be transferable only when and to the extent that an Option would be transferable under Section 6(f) of the Plan.

(ii) Related Stock Appreciation Rights shall be transferable only when and to the extent that the underlying Option would be transferable under Section 6(f) of the Plan.

(iii) Limited Stock Appreciation Rights shall be transferable only when and to the extent that an Option would be transferable under Section 6(f) of the Plan.

(e) *Termination of Employment or Service*

(i) In the event of the termination of employment or service of a Participant who has been granted one or more Free Standing Stock Appreciation Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator at or after grant.

(ii) In the event of the termination of employment or service of a Participant who has been granted one or more Related Stock Appreciation Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as set forth in the related Options.

(iii) In the event of the termination of employment or service of a Participant who has been granted one or more Limited Stock Appreciation Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator at or after grant.

(f) *Term.*

(i) The term of each Free Standing Stock Appreciation Right shall be fixed by the Administrator, but no Free Standing Stock Appreciation Right shall be exercisable more than ten years after the date such right is granted.

(ii) The term of each Related Stock Appreciation Right shall be the term of the Option to which it relates, but no Related Stock Appreciation Right shall be exercisable more than ten years after the date such right is granted.

(iii) The term of each Limited Stock Appreciation Right shall be fixed by the Administrator, but no Limited Stock Appreciation Right shall be exercisable more than ten years after the date such right is granted.

**Section 8. Restricted Stock, Deferred Stock and Performance Shares.**

Awards of Restricted Stock, Deferred Stock or Performance Shares may be issued either alone or in addition to other Awards granted under the Plan. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, Awards of Restricted Stock, Deferred Stock or Performance Shares shall be made; the number of Shares to be awarded; the Exercise Price, if any, to be paid by the Participant for the acquisition of Restricted Stock, Deferred Stock or Performance

Shares; the Restricted Period (as defined in Section 8(b)) applicable to Awards of Restricted Stock or Deferred Stock; the performance objectives applicable to Awards of Deferred Stock or Performance Shares; and all other conditions of the Awards of Restricted Stock, Deferred Stock and Performance Shares. Subject to the requirements of Section 162(m) of the Code, as applicable, the Administrator may also condition the grant of the Award of Restricted Stock, Deferred Stock or Performance Shares upon the exercise of Options, or upon such other criteria as the Administrator may determine, in its sole discretion. The provisions of the Awards of Restricted Stock, Deferred Stock or Performance Shares need not be the same with respect to each Participant. In the sole discretion of the Administrator, loans may be made to Participants in connection with the purchase of Restricted Stock under substantially the same terms and conditions as provided in Section 6(e) of the Plan with respect to the exercise of Options.

(a) *Awards and Certificates.* The prospective recipient of Awards of Restricted Stock, Deferred Stock or Performance Shares shall not have any rights with respect to any such Award, unless and until such recipient has executed an Award Agreement evidencing the Award (a "Restricted Stock Award Agreement," "Deferred Stock Award Agreement" or "Performance Shares Award Agreement," as appropriate) and delivered a fully executed copy thereof to the Company, within a period of sixty days (or such other period as the Administrator may specify) after the award date. Except as otherwise provided below in Section 8(b), (i) each Participant who is granted an Award of Restricted Stock or Performance Shares shall be issued a stock certificate in respect of such shares of Restricted Stock or Performance Shares; and (ii) such certificate shall be registered in the name of the Participant, and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to any such Award.

The Company may require that the stock certificates evidencing Restricted Stock or Performance Shares granted hereunder be held in the custody of the Company until the restrictions thereon shall have lapsed, and that, as a condition of any Award of Restricted Stock or Performance Shares, the Participant shall have delivered a stock power, endorsed in blank, relating to the Shares covered by such Award.

With respect to Awards of Deferred Stock, at the expiration of the Restricted Period, stock certificates in respect of such Shares of Deferred Stock shall be delivered to the Participant, or his legal representative, in a number equal to the number of Shares covered by the Deferred Stock Award.

(b) *Restrictions and Conditions.* The Awards of Restricted Stock, Deferred Stock and Performance Shares granted pursuant to this Section 8 shall be subject to the following restrictions and conditions:

(i) Subject to the provisions of the Plan and the Restricted Stock Award Agreement, Deferred Stock Award Agreement or Performance Shares Award Agreement, as appropriate, governing any such Award, during such period as may be set by the Administrator commencing on the date of grant (the "Restricted Period"), the Participant shall not be permitted to sell, transfer, pledge or assign shares of Restricted Stock, Deferred Stock or Performance Shares awarded under the Plan; *provided, however,* that the Administrator may, in its sole discretion, provide for the lapse of such restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as the Administrator may determine, in its sole discretion, including, but not limited to, the attainment of certain performance related goals, the Participant's termination of employment or service as a director, consultant or advisor to the Company or any Parent or Subsidiary, the Participant's death or Disability or the occurrence of a "change in control" as defined in the Restricted Stock Award Agreement, Deferred Stock Award Agreement or Performance Shares Award Agreement, as appropriate, evidencing such Award.

(ii) Except as provided in Section 8(c)(i), the Participant shall generally have the rights of a stockholder of the Company with respect to Restricted Stock or Performance Shares during the

Restricted Period. The Participant shall generally not have the rights of a stockholder with respect to Shares subject to Awards of Deferred Stock during the Restricted Period; *provided, however,* that dividends declared during the Restricted Period with respect to the number of Shares covered by Awards of Deferred Stock shall be paid to the Participant. Certificates for unrestricted Shares shall be delivered to the Participant promptly after, and only after, the Restricted Period shall expire without forfeiture in respect of such Awards of Restricted Stock, Deferred Stock or Performance Shares except as the Administrator, in its sole discretion, shall otherwise determine.

(iii) The rights of Participants granted Awards of Restricted Stock, Deferred Stock or Performance Shares upon termination of employment or service as a director, consultant or advisor to the Company or to any Parent or Subsidiary terminates for any reason during the Restricted Period shall be set forth in the Restricted Stock Award Agreement, Deferred Stock Award Agreement or Performance Shares Award Agreement, as appropriate, governing such Awards.



**Section 9. Amendment and Termination.**

The Board may amend, alter or discontinue the Plan, but no amendment, alteration, or discontinuation shall be made that would impair the rights of a Participant under any Award theretofore granted without such Participant's consent, or that, without the approval of the stockholders (as described below), would:

(a) except as provided in Section 3 of the Plan, increase the total number of Shares reserved for issuance under the Plan;

(b) change the class of officers, directors, employees, consultants and advisors eligible to participate in the Plan; or

(c) extend the maximum Option period under Section 6(b) of the Plan.

Notwithstanding the foregoing, stockholder approval under this Section 9 shall only be required at such time and under such circumstances as stockholder approval would be required under Section 162(m) of the Code or other applicable law, rule or regulation with respect to any material amendment to an employee benefit plan of the Company.

The Administrator may amend the terms of any Award theretofore granted, prospectively or retroactively, but, subject to Section 3 of Plan, no such amendment shall impair the rights of any Participant without his or her consent.

**Section 10. Unfunded Status of Plan.**

The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.

**Section 11. General Provisions.**

(a) Shares shall not be issued pursuant to the exercise of any Award granted hereunder unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act and the requirements of any stock exchange upon which the Common Stock may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) The Administrator may require each person acquiring Shares to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to distribution thereof.

The certificates for such Shares may include any legend which the Administrator deems appropriate to reflect any restrictions on transfer.

All certificates for Shares delivered under the Plan shall be subject to such stock-transfer orders and other restrictions as the Administrator may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Common Stock is then listed, and any applicable Federal or state securities law, and the Administrator may cause a legend or legends to be placed on any such certificates to make appropriate reference to such restrictions.

(c) Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval, if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of the Plan shall not confer upon any Eligible Recipient any right to continued employment or service with the Company or any Parent or Subsidiary, as the case may be, nor shall it interfere in any way with the right of the Company or any Parent or Subsidiary to terminate the employment or service of any of its Eligible Recipients at any time.

(d) Each Participant shall, no later than the date as of which the value of an Award first becomes includible in the gross income of the Participant for Federal income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any Federal, state, or local taxes of any kind required by law to be withheld with respect to such Award. The obligations of the Company under the Plan shall be conditional on the making of such payments or arrangements, and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Participant.

(e) No member of the Board or the Administrator, nor any officer or employee of the Company acting on behalf of the Board or the Administrator, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Administrator and each and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination or interpretation.

**Section 12. Stockholder Approval; Effective Date of Plan; Effective Date of Amendments.**

(a) The grant of any Award hereunder shall be contingent upon stockholder approval of the Plan being obtained within 12 months before or after the date the Board adopts the Plan.

(b) Subject to the approval of the Plan by the stockholders of the Company within twelve (12) months before or after the date the Plan is adopted by the Board, the Plan shall be effective as of November 22, 1999.

(c) Subject to the approval of the Amendments by the stockholders of the Company within twelve (12) months before or after the date the Amendments are adopted by the Board, the Amendments to the Plan shall be effective as of the first trading day on or after the date on which the Securities and Exchange Commission declares the Company's Registration Statement effective (the "Effective Date").

**Section 13. Term of Plan.**

No Option, Stock Appreciation Right, Limited Stock Appreciation Right, or Awards of Restricted Stock, Deferred Stock or Performance Shares shall be granted pursuant to the Plan on or after November 22, 2009, but Awards theretofore granted may extend beyond that date.

# APPENDIX A

# TO THE

# VYYO INC.
# FOURTH ~~THIRD~~ AMENDED AND RESTATED 2000 EMPLOYEE AND CONSULTANT EQUITY INCENTIVE PLAN

## 1. *General*

1.1. This appendix (the "Appendix") is intended to enable the Company to issue Awards in compliance with Amendment no. 132 of the Ordinance (as defined below) and in particular with the provisions of Section 102 and Section 3(i) of the Ordinance, as amended or replaced from time to time.

1.2. Any capitalized term not specifically defined in this Appendix shall have such meaning as is ascribed to it in the Vyyo Inc Fourth ~~Third~~ Amended and Restated 2000 Employee and Consultant Equity Incentive Plan (hereinafter, the "**Plan**") and shall be construed according to the interpretation given to it in the Plan.

1.3. The provisions of this Appendix shall apply only to Participants who are residents of the state of Israel or those who are deemed to be residents of the state of Israel for the payment of tax.

1.4. The Plan and this Appendix are complementary to each other and shall be deemed a single integrated document. Except as otherwise set forth herein, the terms and conditions of the Plan shall remain unchanged and in full force and effect, and shall govern the grant of Awards to Israeli Employees and to Israeli Non-Employees (as such terms are defined below).

1.5. In the event of any inconsistencies or conflicting provisions between the provisions of the Plan and the provisions of this Appendix, whether explicit or implied, the provisions of this Appendix shall prevail.

## 2. *Definitions*

2.1. "**3(i) Award**" means an Award granted pursuant to Section 3(i) of the Ordinance to any person who is an Israeli Non-Employee.

2.2. "**102 Award**" means an Award granted pursuant to Section 102 of the Ordinance to any person who is an Israeli Employee.

2.3. "**102 Capital Gain Awards (102 CGA)**" means a Trustee 102 Award elected and designated by the Employing Company to qualify for capital gain tax treatment in accodance with the provisions of Section 102(b)(2) of the Ordinance.

2.4. "**102 Ordinary Income Award (102 OIA)**" means a Trustee 102 Award elected and designated by the Employing Company to qualify for ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) of the Ordinance.

2.5. "**Controlling Shareholder**" shall have the meaning ascribed to it in Section 32(i) of the Ordinance.

2.6. "**Employing Company**" shall have the meaning ascribed to it in Section 102(a) of the Ordinance.

2.7. "**Israeli Employee**" means a person who is a resident of the state of Israel or who is deemed to be a resident of the state of Israel for the payment of tax, and who is an employee or an Office Holder ("*Nose Missra*") of the Company, or any Parent or Subsidiary of the Company, in each case excluding a person who is a Controlling Shareholder prior to the issuance of the relevant Award or as a result thereof.

2.8. "**Israeli Non-Employee**" means a person who is a resident of the state of Israel or who is deemed to be a resident of the state of Israel for the payment of tax, and who is (i) a consultant, adviser, service provider of the Company, or any Parent or Subsidiary of the Company, who is not an Israeli Employee, or (ii) a Controlling Shareholder (whether or not an employee of the Company or any Parent or Subsidiary thereof).

2.9. "**ITA**" means the Israeli Income Tax Authorities.

2.10. "**Non-Trustee 102 Award**" means an Award granted to an Israeli Employee pursuant to Section 102(c) of the Ordinance, which is not required to be held in trust by a Trustee.

2.11. "**Ordinance**" means the 1961 Israeli Income Tax Ordinance [New Version], as now in effect or as amended or replaced from time to time.

2.12. "**Section 102**" means section 102 of the Ordinance and any regulations, rules, orders or procedures promulgated thereunder as now in effect or as amended or replaced from time to time.

2.13. "**Trustee**" means any person or entity appointed by the Company, any of its Parents or any of its Subsidiaries, as applicable and approved by the ITA, to serve as a trustee, all in accordance with the provisions of Section 102(a) of the Ordinance.

2.14. "**Trustee 102 Award**" means an Award granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Participant.

**3.** ***Issuance of Awards***

3.1. Without derogating from the provisions of the Plan: (i) Israeli Employees may be granted only 102 Awards; and (ii) Israeli Non-Employees may be granted only 3(i) Awards. In each case, such Awards shall be subject to the terms and conditions of the Ordinance.

3.2. The Employing Company may designate 102 Awards granted to Israeli Employees pursuant to Section 102 as Non-Trustee 102 Awards or as Trustee 102 Awards.

**4.** ***Trustee 102 Awards***

4.1. Awards granted pursuant to this Section 4 are intended to constitute Trustee 102 Awards and are subject to the provisions of Section 102 and the general terms and conditions specified in the Plan, except for such provisions of the Plan applying to Awards under a different tax law or regulation.

4.2. Trustee 102 Awards may be granted only to Israeli Employees.

4.3. Trustee 102 Awards shall be classified as either 102 CGA or 102 OIA, subject to the terms and conditions of Section 102 and the provisions of the Plan and this Appendix.

4.4. No Trustee 102 Awards may be granted under this Appendix, unless and until the Employing Company's election of the type of Trustee 102 Awards granted to Israeli Employees, 102 CGA or 102 OIA (the "Election"), is appropriately filed with the ITA.

After making an Election, the Company may grant only the type of Trustee 102 Awards it has elected (i.e. 102 CGA or 102 OIA), and the Election shall apply to all grants to Participants of Trustee 102 Awards until such Election is changed pursuant to the provisions of Section 102(g) of the Ordinance. The Employing Company may change such Election only after the passage of at least one year following the end of the year during which the applicable Employing Company first granted Trustee 102 Awards in accordance with the previous Election.

For the avoidance of doubt, such Election shall not prevent the Company from granting Non-Trustee 102 Awards or 3(i) Awards simultaneously with the grant of Trustee 102 Awards.

4.5. The grant of Trustee 102 Awards shall be conditioned upon the approval (or the deemed approval pursuant to the provisions of section 102(a) of the Ordinance) of the Plan, this Appendix and the Trustee by the ITA.

4.6. Trustee 102 Awards may be granted only after the passage of thirty days (or a shorter period as and if approved by the ITA) following the delivery by the appropriate Employing Company to the ITA of a request for approval of the Plan (including this Appendix) and the Trustee according to Section 102.

Notwithstanding the foregoing paragraph, if within ninety (90) days of delivery of the abovementioned request, the appropriate ITA officer notifies the Employing Company of his or her decision not to approve the Plan or the Trustee, the Awards that were intended to be granted as a Trustee 102 Awards shall be deemed to be Non-Trustee 102 Awards, unless otherwise determined by the ITA officer.

4.7. Anything herein to the contrary notwithstanding, all Trustee 102 Awards granted under this Plan shall be granted or issued to a Trustee. The Trustee shall hold each such Trustee 102 Award, all Shares issued upon exercise thereof, and all other securities received following any exercise or realization of rights, including bonus shares, in trust for the benefit of the Participant in respect of whom such Award was granted. All certificates representing Awards or Shares issued to the Trustee under the Plan shall be deposited with the Trustee, and shall be held by the Trustee until such time that such Awards or Shares are released from the trust.

4.8. With respect to 102 CGA and 102 OIA, the Awards or Shares issued upon the exercise thereof and all rights related to them, including bonus shares, will be held by the Trustee for such period of time as required under Section 102 (currently, at least 24 months (in case of a 102 CGA) and 12 months (in case of a 102 OIA), from the end of the tax year in which such Award was deposited with the Trustee) or a shorter period as approved by the ITA (hereinafter, the "**Holding Period**"), under the terms set forth in Section 102.

4.9. In accordance with Section 102, the Participant shall not sell, cause the release from trust, or otherwise dispose of, any Trustee 102 Award, any Share issued upon the exercise thereof, or any rights related to them, including bonus shares, until the end of the applicable Holding Period. Notwithstanding the foregoing but without derogating from the provisions of the Plan and the terms and conditions set forth in the Award Agreement, if any such sale, release, or disposition occurs during the Holding Period, then the provision of Section 102, relating to non-compliance with the Holding Period, will apply and all sanctions under Section 102 shall be borne by the Participant.

4.10. Anything herein to the contrary notwithstanding, the Trustee shall not release any Awards which were not already exercised into Shares by the Participant, nor release any Shares issued upon exercise of the Trustee 102 Awards or rights related thereto, including bonus shares, prior to the full payment of the Exercise Price and Participant's tax liability arising from the Trustee 102 Awards which were granted to him or her.

4.11. In the event that the requirements for the Trustee 102 Awards are not met, then the Trustee 102 Awards shall be regarded as Non-Trustee 102 Awards.

4.12. Upon receipt of a Trustee 102 Award, the Participant will sign an Award Agreement under which such Participant will agree to be subject to the trust agreement between the Company and/or its Subsidiaries and the Trustee, stating, inter alia, that the Trustee will be released from any liability in respect of any action or decision duly taken and executed in good faith in relation to this Appendix, or any Trustee 102 Award or Share issued to him or her thereunder.

5. *Non-Trustee 102 Awards*

5.1. Awards granted pursuant to this Section 5 are intended to constitute Non-Trustee 102 Awards and are subject to the provisions of Section 102 and the general terms and conditions specified in the Plan, except for such provisions of the Plan applying to Awards granted under a different tax law or regulations.

5.2. Non-Trustee 102 Awards may be granted only to Israeli Employees.

5.3. Non-Trustee 102 Awards that shall be granted pursuant to the Plan may be issued directly to the Israeli Employee or to a trustee appointed by the administrator in his sole discretion. In the event that the Administrator determines that Non-Trustee 102 Awards, and Shares issued upon the exercise thereof, shall be deposited with a trustee, the provisions of Sections 4.7 and 4.10 of this Appendix shall apply, *mutatis mutandis*.

5.4. In the event that an Israeli Employee who was granted a Non-Trustee 102 Award is an employee of the Company, or any Parent or Subsidiary thereof, such employee will be obligated to provide his employer, upon the termination of his employment for any reason, with a security or guarantee to cover any future tax obligation resulting from the grant, exercise or disposition of the Award or the Shares issuable upon the exercise thereof, in the form satisfactory to such employer in the latter's sole discretion.

6. *3(i) Awards*

6.1. Awards granted pursuant to this Section 6 are intended to constitute 3(i) Awards and are subject to the provisions of Section 3(i) of the Ordinance and the general terms and conditions specified the Plan, except for provisions of the Plan applying to Awards granted under a different tax law or regulations.

6.2. 3(i) Awards may be granted only to Israeli Non-Employees.

6.3. 3(i) Awards that shall be granted pursuant to the Plan may be issued directly to the Israeli Non-Employee or to a trustee appointed by the administrator in his sole discretion. In the event that the Administrator determines that 3(i) Awards, and Shares issued upon the exercise thereof, shall be deposited with a trustee, the provisions of Sections 4.7 and 4.10 of this Appendix shall apply, *mutatis mutandis*.

7. *The Award Agreement*

The terms and conditions upon which the Awards shall be issued and exercised, shall be as specified in the Award Agreement to be executed pursuant to the Plan and this Appendix. Each Award Agreement shall state, inter alia, the number of Shares to which the Award relates, the type of Award granted thereunder (whether a Trustee 102 Award and if so, whether a 102 CGA or 102 OIA, Non-Trustee 102 Award, or a 3(i) Award), the vesting provisions, the term of the Award, and the exercise price. Any grant of Awards shall be conditioned upon the Participant's undertaking to be subject to the provisions of Section 102 or Section 3(i), as applicable.

**8.** ***Fair Market Value For Israeli Tax Purposes***

Without derogating from Section 1(p) of the Plan and solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the date of grant of a 102 CGA the Company's Shares are listed on any established stock exchange or a national market system, or if the Company's shares are registered for trading within ninety (90) days following the date of grant of the 102 CGA, the fair market value of the Shares at the date of grant shall be determined in accordance with the average value of the Company's shares on the thirty (30) trading days preceding the date of grant or on the thirty (30) trading days following the date of registration for trading, as applicable.

**9.** ***Exercise of Awards***

Awards shall be exercised in accordance with the provisions of the Plan and the Award Agreement, and when applicable, in accordance with the requirements of Section 102.

**10.** ***Assignability and Sale of Awards***

10.1. Notwithstanding any other provision of the Plan to the contrary, no Options, Shares of Restricted Stock, Deferred Stock, Performance Shares, or any right with respect thereto or purchasable thereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect thereto granted to any third party whatsoever, without the prior written consent of the Administrator, and in any event subject to the provisions of the Ordinance. Any purported assignment, transfer, grant of collateral, or pledge of Options, Shares of Restricted Stock, Deferred Stock, Performance Shares or any right with respect thereto or purchaseable thereunder, in contradiction to the provisions of this Section, directly or indirectly, for an immediate effect or for a future one, shall be null and void and cause the applicable Award to immediately expire.

During the lifetime of the Participant all of such Participant's rights to purchase Shares or to otherwise exercise an Award hereunder shall be exercisable only by the Participant.

10.2. Without derogating from Section 10.1 above, for as long as Awards or Shares purchased upon the exercise thereof are held by the Trustee on behalf of the Participant, all rights of the Participant with respect to such Awards and Shares shall be personal, and may not be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

Any purported assignment, transfer, grant of collateral, or pledge of an Award or Share in contradiction to the provisions of this Section, directly or indirectly, for an immediate effect or for a future one, shall be null and void and cause the Award to expire immediately.

**11.** ***Integration of Section 102 And Tax Assessing Officer's Permit***

11.1. With respect to Trustee 102 Awards, the provisions of the Plan, this Appendix and the Award Agreement shall be subject to the provisions of Section 102 and the Tax Assessing Officer's permit (to the extent that such permit is issued) (the "Permit"), and said provisions and Permit shall be deemed an integral part of the Plan, this Appendix and the Award Agreement.

11.2. Any provision of Section 102 or the Permit which is necessary in order to receive or to keep any tax benefit pursuant to Section 102, which is not expressly specified in the Plan, this Appendix, or the Award Agreement, shall be deemed to have been automatically incorporated



Proxy

into this Appendix and considered binding upon the Company and the Participants who are Israeli Employees or Israeli Non-Employees.

**12. *Dividends***

Without derogating from the provisions of the Plan, a Participant shall be entitled to receive dividends with respect to Shares issued upon the exercise of his or her Awards (whether such Shares are held by the Participant or by the Trustee for his or her benefit), in accordance with the provisions of Vyyo Inc.'s Certificate of Incorporation (including all amendments thereto), subject to any applicable taxation on distribution of dividends and, when applicable, subject to the provisions of Section 102.

**13. *Tax Consequences***

13.1. Any tax arising with respect to the grant or exercise of any Award, the payment for, or disposition of, Shares covered thereby, or from any other event or act in connection therewith (of the Company, its Parents or Subsidiaries, the Trustee or the Participant), shall be borne solely by the Participant. The Company, its Parents, Subsidiaries, and the Trustee shall be entitled to withhold taxes according to the requirements of any applicable laws, rules, and regulations, including withholding taxes at source and particularly regulation 7(b) of the Income Tax Regulations (tax benefits on the issuance of shares to employees) 2003. The Participant shall indemnify the Company, its Parents, Subsidiaries, and the Trustee, as the case may be, and hold each of them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Participant.

13.2. The Administrator or, when applicable, the Trustee shall not be required to release any share certificate to a Participant until all required tax payments have been fully made.

# Stock Performance Graph



## STOCK PERFORMANCE GRAPH

*Notwithstanding anything to the contrary set forth in previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate the Proxy Statement of Vyyo Inc. ("us" or "our") or future filings made by us under those statutes, the Stock Performance Graph is not deemed filed with the Securities and Exchange Commission and shall not be deemed incorporated by reference into any of those prior filings or into any future filings made by us under those statutes.*

The graph below compares the cumulative total stockholder return on our common stock with that of the Nasdaq Composite Index and the Nasdaq Telecommunications Index. The comparison for each of the periods assumes that $100 was invested on December 31, 2001 in our common stock, the stocks included in the Nasdaq Composite Index and the stocks included in the Nasdaq Telecommunications Index. These indices, which reflect formulas for dividend reinvestment and weighting of individual stocks, do not necessarily reflect returns that could be achieved by an individual investor.

**Comparison of Cumulative Total Return From December 31, 2001 to December 31, 2006**




| | December 31, 2001 | December 31, 2002 | December 31, 2003 | December 31, 2004 | December 31, 2005 | December 31, 2006 |
|---|---|---|---|---|---|---|
| Vyyo Inc. | $100.00 | $58.39 | $196.09 | $197.93 | $111.03 | $104.14 |
| Nasdaq Composite | 100.00 | 71.97 | 107.18 | 117.07 | 120.50 | 137.02 |
| Nasdaq Telecommunications | 100.00 | 61.62 | 110.79 | 106.16 | 100.63 | 127.11 |



# Form 10-K for the Fiscal Year Ended December 31, 2006



# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

## REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

**For the fiscal year ended December 31, 2006**

**Commission File Number 000-30189**

# VYYO INC.
(Exact Name of Registrant as Specified in Its Charter)

| **Delaware**<br>(State or Other Jurisdiction<br>Of Incorporation or Organization) | **94-3241270**<br>(IRS Employer<br>Identification No.) |
|---|---|
| **6625 The Corners Parkway, Suite 100**<br>**Norcross, Georgia**<br>(Address of Principal Executive Offices) | **30092**<br>(Zip Code) |

Registrant's Telephone Number, Including Area Code: **(678) 282-8000**

Securities Registered Pursuant to Section 12(b) of the Act: **None**

Securities Registered Pursuant to Section 12(g) of the Act: **Common Stock, $0.0001 Par Value**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No




Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large-accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

Aggregate market value of the voting stock held by non-affiliates of the registrant as of March 29, 2007 (computed by reference to the closing price of the registrant's Common Stock as reported on the Nasdaq Global Market on such date): approximately $60,691,264.

The number of shares outstanding of the registrant's Common Stock, $0.0001 par value per share, as of March 29, 2007, was 18,303,231.

**Documents Incorporated by Reference:** Part III, Items 10, 11, 12, 13 and 14 of this Report are incorporated by reference from the definitive Proxy Statement for the registrant's 2007 annual meeting of stockholders.

VYYO INC.

2006 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS


| | | Page |
|---|---|---|
| | **PART I** | |
| | Forward-Looking Statements | 3 |
| Item 1. | Business | 4 |
| Item 1A. | Risk Factors | 12 |
| Item 1B. | Unresolved Staff Comments | 28 |
| Item 2. | Properties | 28 |
| Item 3. | Legal Proceedings | 29 |
| Item 4. | Submission of Matters to a Vote of Security Holders | 29 |
| | **PART II** | |
| Item 5. | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 29 |
| Item 6. | Selected Financial Data | 31 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 32 |
| Item 7A. | Quantitative and Qualitative Disclosures About Market Risk | 50 |
| Item 8. | Financial Statements and Supplementary Data | 51 |
| Item 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 51 |
| Item 9A. | Controls and Procedures | 51 |
| Item 9B. | Other Information | 52 |
| | **PART III** | |
| Item 10. | Directors, Executive Officers and Corporate Governance | 53 |
| Item 11. | Executive Compensation | 53 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 53 |
| Item 13. | Certain Relationships and Related Transactions and Director Independence | 53 |
| Item 14. | Principal Accountant Fees and Services | 53 |
| | **PART IV** | |
| Item 15. | Exhibits and Financial Statement Schedules | 54 |
| SIGNATURES | | 55 |

**Forward-Looking Statements**

The matters discussed in this Annual Report on Form 10-K, with the exception of the historical information presented, contain forward-looking statements involving risks and uncertainties, as well as assumptions that, if they do not fully materialize or prove incorrect, could cause our business and results of operations to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements include:

- our belief that our renewed focus and dedication of our internal resources on our Cable Solutions segment will enhance our prospects and thereby increase stockholder value;
- our belief that deployment of our T1 products depends on availability of bandwidth and that the use of our Spectrum Overlay solution could facilitate its growth;
- our belief that strategic relationships, including license arrangements, will facilitate future product development and accelerate deployment of our solutions and that the licensing of complementary technologies to third parties with specific expertise is an effective means of expanding the features and functionality of our products and range of offerings;
- our belief that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicators of future performance;
- our belief that the resolution of any litigation matters will not have a material adverse effect on our consolidated financial position or results of operations;
- our belief that we do not anticipate paying cash dividends in the foreseeable future;
- our belief that our most critical accounting policies include policies related to revenue recognition, impairment of long-lived assets and intangible assets, employee stock-based compensation, inventories, short-term investments fair value of financial instruments and debt issuance costs;
- our expectation that adoption of SFAS No. 155 or EITF 06-3 will not have a material effect on our consolidated financial position or results of operations;
- our anticipation that our revenues will remain concentrated among a few customers for the foreseeable future;
- our expectation that our gross margins will continue to fluctuate based on our product and customer mix, revenue level and inventory valuations;
- our expectation that we will need to increase our research and workforce in future periods as we increase our efforts in our Cable Solutions segment to penetrate the cable market and meet the demands of our cable customers;
- our anticipation that sales and marketing expenses of our Wireless Solutions segment will decrease in future periods given the reduction of our workforce following the relocation of our wireless sales and marketing support facilities and our general de-emphasis of our Wireless Solutions segment;
- our anticipation that our sales and marketing workforce will increase in future periods as we increase our efforts in our Cable Solutions segment to penetrate the cable market and meet the demands of our cable customers;
- our expectation that the consolidation of our corporate headquarters in Norcross, Georgia will enable us to reduce costs over time, to improve our access to top cable industry talent and to improve our location efficiencies and controls;

- our expectation that the one-time increases in general and administrative expenses due to relocation expenses and personnel changes incurred in the consolidation of our United States locations will be offset by reduced facility charges;
- our expectation that general and administrative expenses will increase in the year ended December 31, 2007 compared to the year ended December 31, 2006 given the recent split of our chief executive officer and chairman function between two employees, and as we continue to search for talented cable industry talent, implement internal controls over financial reporting relating to compliance with the Sarbanes-Oxley Act of 2002 and execute our strategic plans and business development efforts focused on our Cable Solutions segment;
- our expectation that the losses of our Israeli subsidiaries will offset certain future earnings of the subsidiaries, if attained, during tax exemption periods (provided under Israeli law);
- our belief that the cash received in our 2007 Financing, coupled with our anticipated cash flows used for operations, will be sufficient to meet our operating and capital expenditures for at least the next 12 months;
- our expectation that we will continue to incur losses for the foreseeable future;
- our belief that failure to secure additional capital or to expand our revenue base to achieve profitability, would likely result in our depleting our available funds and not being able to pay our obligations when they become due;
- our belief as to the payment of purchase obligations that are expected to become payable at various times through 2007; and
- our expectation that our operating results or cash flows will not be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio.

You can identify these and other forward-looking statements by the use of words such as "may," "will," "should," "could," "intend," "expect," "plan," "estimate," "project," "anticipate," "believe," "potential," "continue," or the negative of such terms, or other comparable terminology. The risks, uncertainties and assumptions referred to above that could cause our actual results to differ materially from the results expressed or implied by such forward-looking statements include those set forth in Item 1A in this Annual Report on Form 10-K and the risks, uncertainties and assumptions discussed from time to time in our other public filings and public announcements. All forward-looking statements included in this Annual Report on Form 10-K are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

## PART I

### Item 1. Business

#### Overview

Vyyo Inc. and its wholly-owned subsidiaries (collectively, "we," "us" or "our") provide cable and wireless broadband access solutions through two business segments: the "Cable Solutions" segment and the "Wireless Solutions" segment. Our primary focus is now on our Cable Solutions segment, and significantly all of our internal resources are focused on enhancing our visibility in and penetration of the cable market.

Our products are designed to address four markets: Cable, Telecommunication, Utility and Wireless Internet Service Providers ("WISP"). Although we are engaged to various degrees in these distinct markets, some of our core technologies overlap with our respective solutions.

Our Cable Solutions segment includes products that are used to deliver telephony and data T1/E1 links to enterprise and cellular providers over cable's wireless or hybrid-fiber coax ("HFC") networks. Additionally, our "Spectrum Overlay" technology is used to expand cable operators' typical HFC network capacity in the "last mile" by up to two times in the downstream and up to four times in the upstream. Our Cable Solutions segment includes the results of operations of Xtend Networks Ltd., an Israeli company, and its wholly-owned, United States-based subsidiary, Xtend Networks Inc. (collectively, "Xtend"). Xtend markets our Spectrum Overlay and T1 over HFC products. We purchased all of the outstanding capital stock of Xtend on June 30, 2004 and consolidated its operations with our operations beginning July 1, 2004. For a discussion of the acquisition of Xtend, see note 7 of our 2006 annual Consolidated Financial Statements.

Our Wireless Solutions segment includes products which enable utilities and other network service providers to operate private wireless networks for communications, monitoring and Supervisory Control And Data Acquisition ("SCADA") of their geographically disbursed, remote assets. Additionally, it includes our WISP and telecommunications products which address the needs of rural service providers to serve customers with wireless, high-speed data beyond the reach of traditional terrestrial networks.

Vyyo Inc. was incorporated in Delaware in 1996.

**Cable Solutions Segment**

Our primary focus and dedication of resources is in our Cable Solutions segment. In 2006, we strengthened our efforts to penetrate the cable industry and expect to continue this strategy in 2007 and beyond. We believe this renewed focus and dedication of our internal resources on our Cable Solutions segment will enhance our prospects and thereby increase stockholder value. The recent additions of James A. Chiddix as the new Vice Chairman of our Board of Directors and Wayne H. Davis as our new Chief Executive Officer validate our efforts and increase our visibility within the cable industry. See note 19 of our annual Consolidated Financial Statements.

***General***

Products from our Cable Solutions segment include voice grade T1 for business services and our Spectrum Overlay solution which is a radio frequency ("RF") family of products with node, amplifier, splitter and passive elements targeted to the coaxial portion of the existing cable infrastructure. Our Spectrum Overlay solution is designed to enable the layer-one expansion of available spectrum in a typical cable HFC network, which in turn allows cable system operators ("MSOs") to provide more bandwidth-intensive services to their customers.

***Our Cable Solutions***

Our Cable Solutions products provide MSOs with the opportunity to increase the raw bandwidth on their legacy HFC network through our advanced technology. Our technology has the potential to help MSOs develop new sources of revenue by (a) providing residential subscribers with the enhanced "quadruple play" of voice, data, video and wireless services; (b) increasing capacity for high definition television, video-on-demand, network-based digital video recording, high definition video-on-demand, peer-to-peer gaming and peer-to-peer video conferencing; (c) enabling residential and commercial high-speed symmetrical data services; and (d) attracting new small and medium-sized business ("SMB") customers through T1 and/or other business services.

Our products are designed to be "backwards compatible" with the existing network equipment so as not to affect existing residential services. This is accomplished by overlaying spectrum in parallel to current networks which allows the utilization of pre-existing digital equipment. We designed our solution to pass through all of the legacy services and overlay the expanded services without interfering with cable's traditional services. The products provide a compatible architecture, through Block

Division Multiplexing™ technology, that, for example, enables the continued use of existing, standardized equipment, such as DOCSIS® (Data Over Cable Service Interface Specifications) cable modem termination systems, cable modems and digital set-top units.

In a sample SMB application, the combination of our T1 technology and increased HFC capacity allows MSOs to service hundreds of T1 links over existing HFC networks. This solution potentially creates a new market for MSOs, enabling them to provide alternatives to incumbent carriers for SMBs that need to connect local telephone switches to the public switched telephone network, connect cellular towers to cellular carrier's point of presence via the existing HFC, or connect their local area network ("LAN") to another office or to the Internet. MSOs also can offer SMBs bundled services of television, high-speed data and telephony, giving them a competitive advantage over the incumbent telecom service providers.

***Products and Technology***

We have developed a broad range of Spectrum Overlay products to increase the bandwidth of existing cable television networks and have optimized such products for residential applications. In addition to our products being backward compatible, our T1 over HFC technology enables MSOs to deploy T1 links for commercial voice and data services, and to backhaul voice traffic between cellular towers and wireless providers' central offices via HFC plant.

Our Spectrum Overlay solution consists of the following elements:

*Node Products: XHUB.* The XHUB is located at the fiber node and converts the HFC network standard frequency band to the coaxial plant's extended bands. Our Spectrum Overlay XHUB 3006 is a block multiplexer and frequency converter which multiplexes two downstream blocks, each carrying a different content, onto a single cable coaxial plant while demultiplexing five upstream blocks.

*Trunk Amplifiers: Xtendifier and XBridger.* The Xtendifier is the amplification and gain control element of the overlaid coaxial plant. The Xtendifier is installed along the coaxial line, in parallel to existing line extenders. Our XFR 3000 is a bi-directional, wide-band amplifier which operates in conjunction with the legacy amplifier. The XBridger performs the same functions, but is placed in conjunction with a multiple output legacy XBridger amplifier.

*Passive Elements.* Our 3GHz passive elements replace the existing passive elements (taps, splitters, line power inserters and line equalizers). The XSP replaces existing splitters and directional couplers; the XFFT and XPTF replace existing taps; the XLPI replaces existing power line inserters and the XLEQ replaces existing line equalizers, all providing bandwidth performance supporting the increased frequencies used with the Spectrum Overlay solution.

*CPE Device: XTB.* The Spectrum Overlay XTB is a block division multiplexer and frequency converter that interfaces with existing standard customer premise equipment ("CPE") devices, enabling subscribers to enjoy true quadruple play services.

Our T1 over coax solution for SMB and cellular backhaul is made up of the following elements:

*XMTS.* The XMTS is the focal point of our unique broadband access system. It supports data, voice and circuit-switched (E1/T1) traffic to and from wired and wireless modems. The XMTS delivers traffic, depending on its type, to a data, voice or E1/T1 transport network. In conjunction with the DS3 availability, the XMTS product family includes:

- The XMTS-24, supporting 24 T1/E1 links and featuring six upstream and four downstream RF ports;
- The XMTS-28, supporting 28 T1 via a single DS3 port, and featuring six upstream and four downstream RF ports;

- The XMTS-48, supporting 48 T1/E1 links, and featuring 12 upstream and eight downstream RF ports; and
- The XMTS-56, supporting 56 T1 links via two DS3 ports, and featuring 12 upstream and eight downstream RF ports.

*T1 Modems.* Our modems are located in residences, SMBs or at cellular sites. The modem delivers telephony services (T1/E1) and high-speed data connections to business and residential subscribers. These modems send and receive data and voice traffic to and from the XMTS via wireless or HFC networks.

### *Customers*

We target MSOs through our Cable Solutions segment. We generally sell products based on individual purchase orders; accordingly, customers are not obligated by long-term contracts. Our customers can generally cancel or reschedule orders upon short notice and can discontinue using our products at any time.

Our Cable Solutions segment did not generate revenue until the three months ended September 30, 2005, and these revenues were not, and have not been, significant. We continue to expect that a relatively small number of customers will account for a large percentage of our revenues. Furthermore, we believe that the deployment of our T1 products depends on availability of bandwidth and that the use of our Spectrum Overlay solution could facilitate its growth. See note 18 of our 2006 annual Consolidated Financial Statements for financial information about our Cable Solutions segment.

### *Sales and Marketing*

Our direct sales force in the United States targets both domestic and international MSOs of all sizes. We promote our products through direct personal contact, presentations at trade shows, expositions, seminars and lectures and public relations efforts. While we have recently increased our efforts in targeting global markets, the majority of our efforts continue to be focused within North America.

Our current strategy also includes pursuing strategic licensing and technology transfer agreements with cable equipment vendors. These agreements include licensing our intellectual property associated with our passive and active product lines. These strategic relationships will allow for broader customer acceptance and multiple supply channels while increasing our revenues from the licensing fees. We believe that such strategic relationships will facilitate future product development and accelerate deployment of our solutions. We also believe that the licensing of complementary technologies to third parties with specific expertise is an effective means of expanding the features and functionality of our products and range of offerings.

In 2005 we were named as an approved vendor for Cox Communications Inc. with respect to our TI over HFC systems for business customers. This approved-vendor status for TI over HFC is in addition to our approved-vendor status with Cox Communications for our Spectrum Overlay solution. Our T1 product also was tested by two other top tier MSOs and was deployed by several small MSOs. In addition, our Spectrum Overlay products are being evaluated at different levels at other leading MSOs in North America.

In March 2007, we announced that we were teaming with StarHub, Singapore's only cable company and 2nd largest info-communications company, to respond to a request for proposal for Singapore's Next Generation National Broadband Network. We will work with StarHub to facilitate a deployment of our Spectrum Overlay within the existing StarHub HFC infrastructure, which passes one million homes. Later in 2007, StarHub has indicated that it plans to deploy our products in certain nodes, in anticipation of StarHub's deployment of new services over Spectrum Overlay.

*Manufacturing*

We outsource manufacturing to contract manufacturers that have the expertise and ability to respond quickly to customer orders while maintaining high quality standards. Any inability of these manufacturers to provide the necessary capacity or output could result in significant production delays that could harm our business. The components for the equipment we supply are purchased on a purchase order basis. We do not rely in a material way on guaranteed supply or long-term contractual agreements with any suppliers. In addition, some of the components used in our products are obtained from a single source or limited group of suppliers. The partial or complete loss of such suppliers could increase our costs, delay shipments or require redesigns of our products. We perform some assembly and testing in our Israeli facility.

*Research and Development*

Our research and development activities in the Cable Solutions segment are focused on responding to the needs of MSOs. Our ongoing product development program assesses MSOs' needs and technological changes in the cable market. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Research and Development" for a description of research and development expenses for our Cable Solutions segment.

*Competition*

The market for cable equipment vendors is competitive, rapidly evolving and subject to rapid technological change. The principal competitive factors in this market include:

- product performance and features;
- price of competitive products;
- reliability and stability of operation;
- ability to develop and implement new services and technologies;
- compliance with industry standards; and
- sales capability, technical support and service.

Our Cable Solutions segment competes with technologies such as higher modulation over cable (1024QAM) and high-end encoding/compression (e.g., MPEG-4), Switched Digital Video, the upgrading of coaxial networks to 1GHz and fiber optic solutions. MSOs have partial alternatives to our technology for increasing bandwidth on their systems, including fiber-based solutions and node-splitting. In addition, MSOs themselves face competition from the high bandwidth solutions offered by satellite providers and incumbent telecommunications operators, including digital subscriber line ("DSL") technology, and from fiber-to-the-home/curb technologies.

Many of our competitors have substantially greater financial, technical, distribution, marketing and other resources than we have and, therefore, may be able to respond more quickly to new or changing opportunities, technologies and other developments. In addition, many of our competitors have longer operating histories, greater name recognition and established relationships with MSOs. These competitors may also be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing new products. Our primary competitors are currently Scientific-Atlanta (purchased by Cisco Systems, Inc. in 2006); Motorola, Inc.; BigBand Networks, Inc.; C-Cor Incorporated and Narad Networks, Inc. Most of these competitors have existing relationships with one or more of our prospective customers. We may not be able to compete successfully against current and future competitors and competitive pressures may seriously harm our business.

### Wireless Solutions Segment

During 2006, we began to focus substantially all of our efforts and internal resources on our Cable Solutions segment. Given our renewed focus on the cable industry, we have begun to de-emphasize our Wireless Solutions segment, and this de-emphasis is expected to continue in 2007 and beyond.

#### *Our Wireless Solution*

Our wireless solutions enable utilities to operate private wireless networks for communications, monitoring and SCADA of their geographically disbursed, remote assets. We also provide wireless broadband end-to-end solutions to service providers and WISPs to deliver wireless, high-speed data connections. Our systems are targeted to service providers and system integrators, who provide network planning and integration services. We then integrate our systems with other components in the network and provide their customers with end-to-end network solutions.

Our solution consists of a wireless hub, which serves as a point of convergence for data traffic in a network, network management system and wireless CPE. Each wireless hub is located at a base station, which houses the network components of our system. Each hub transmits and receives network traffic to and from our wireless modems, which are installed at multiple subscriber locations. Our network management system provides remote monitoring and configuration services with respect to the wireless hubs and modems to allow the service provider to operate the system from a central location.

Our solutions are deployed in point-to-multipoint applications at the radio frequencies designated for two-way broadband communication. The majority of our systems are deployed in the 700MHz bands in the United States. We also support an existing customer base with our products integrated in the 3.5GHz band internationally and the 2.5GHz band. Our systems support both voice and data communications.

#### *Customers*

One of our customers accounted for a large percentage of our revenues. In 2006, we signed an equipment purchase agreement with Arcadian Networks, Inc. ("ANI"), a service provider to the utilities industry. See note 4 of our 2006 annual Consolidated Financial Statements for a description of this relationship. We will continue to depend on a limited number of customers for a substantial portion of our revenues. See note 18 of our 2006 annual Consolidated Financial Statements for financial information about our Wireless Solutions segment.

#### *Competition*

Many of our competitors and potential competitors have substantially greater financial, technical, distribution, marketing and other resources than we have and, therefore, will be able to respond more quickly to new or changing opportunities, technologies and other developments. In addition, many of our competitors have longer operating histories, greater name recognition and established relationships with system integrators and service providers. These competitors may also be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing new products.

### Employees

We have 139 employees in the United States and Israel, substantially all of whom are focused on our Cable Solutions segment. Our United States employees are not represented by a labor union and we have not experienced any work stoppages.

Our Israeli subsidiaries are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length

of work day and work week, minimum wages, pay for overtime, insurance for work related accidents, severance pay, prior notice and other conditions of employment.

Our Israeli subsidiaries are subject to provisions of certain collective bargaining agreements by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern wages, cost of living expenses and other conditions of employment. We provide our Israeli employees with benefits and working conditions above the required minimums. Our Israeli employees are not represented by a labor union and we have not experienced any work stoppages.

**Government Regulation**

Our compliance with regulation agencies, such as the Federal Communications Commission, requires us to do ongoing verification and testing and may add delays to our product upgrades and releases and we may not be able to meet those regulations for future products. Those regulations also may change which could require us to modify our systems, which may be expensive and time-consuming, and incur substantial compliance costs and seriously harm our business. If we are not able to adapt our products and technologies to any such changes, our ability to license or sell our solutions would be impaired.

Our wireless business depends on the availability of certain radio frequencies for broadband two-way communications. Radio frequencies are subject to extensive regulation worldwide. Each country has different regulation and regulatory processes for wireless communications equipment and uses of radio frequencies. The regulatory environment in which we operate is subject to significant change, the results and timing of which are uncertain. Historically, in many countries the unavailability of radio frequencies for two-way broadband communications has inhibited the growth of such networks. The process of establishing new regulations for broadband wireless frequencies and allocating such frequencies to operators is complex and lengthy. Our customers and potential customers may not be able to obtain sufficient frequencies for their planned uses of our systems. Failure by the regulatory authorities to allocate suitable, sufficient radio frequencies for such uses in a timely manner could deter potential customers from ordering our systems and seriously harm our business.

Our systems must conform to a variety of domestic, foreign and international regulatory requirements established to, among other things, avoid interference among users of radio frequencies and permit interconnection of equipment. Regulatory bodies worldwide have adopted and are adopting or revising standards for wireless communications products. The emergence or evolution of regulations and industry standards for broadband wireless products, through official standards committees or widespread use by operators, could require us to modify our systems, which may be expensive and time-consuming, and incur substantial compliance costs and seriously harm our business.

We are subject to export control laws and regulations with respect to certain of our products and technology. Additional stringent export control requirements could be imposed in the future on product classes that include products exported by us, which would result in additional compliance burdens and could impair the enforceability of our contract rights.

**Intellectual Property**

We rely on a combination of patent, copyright and trademark laws, trade secrets and confidentiality and other contractual provisions to establish and protect our proprietary rights, each of which is important to our business. Our Cable Solutions segment has one issued patent in the United States and 36 patent applications pending worldwide, including 13 in the United States. Our Wireless Solutions segment has 10 issued patents, all in the United States.

Our success depends in part on our ability to protect our proprietary technologies. Our pending or future patent applications may not be approved and the claims covered by such applications may be reduced. If allowed, our patents may not be of sufficient scope or strength, and others may independently develop similar technologies or products. Further, patents held by third parties may prevent the commercialization of products incorporating our technologies or third parties may challenge or seek to narrow, invalidate or circumvent any of our pending or future patents. We also believe that foreign patents, if obtained, and the protection afforded by such foreign patents and foreign intellectual property laws, may be more limited than that provided under United States patents and intellectual property laws. Litigation, which could result in substantial costs and diversion of effort by us, may also be necessary to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights. Any such litigation, regardless of outcome, could be expensive and time-consuming, and adverse determinations in any such litigation could seriously harm our business.

We also rely on unpatented trade secrets and know-how and proprietary technological innovation and expertise which are protected in part by confidentiality and invention assignment agreements with our employees, advisors and consultants and non-disclosure agreements with our suppliers and distributors. These agreements may be breached, we may not have adequate remedies for any breach or our unpatented proprietary intellectual property may otherwise become known or independently discovered by competitors. Further, the laws of certain foreign countries may not protect our products or intellectual property rights to the same extent as do the laws of the United States.

From time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to us. We expect that we will be subject increasingly to license offers and infringement claims as the number of products and competitors in our market grows and the functionality of products overlaps.

Patents of third parties may be determined to be valid, or some or all of our products may ultimately be determined to infringe those patents. Patent holders may pursue litigation with respect to these or other claims. The results of any litigation are inherently uncertain. In the event of any future adverse result in any litigation with respect to intellectual property rights relevant to our products, we could be required to obtain licenses to the infringing technology, to pay substantial damages under applicable law, to cease the manufacture, use and sale of infringing products or to expend significant resources to develop non-infringing technology. Licenses may not be available from third parties, either on commercially reasonable terms or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail. Accordingly, any infringement claim or litigation against us could significantly harm our business, operating results and financial condition.

**Shira Computers Ltd.**

In 2002 we acquired all of the outstanding stock of Shira, an Israeli company that provided software products for the prepress and publishing markets. In 2003, we ceased all of Shira's business operations and terminated all of its employees due to the continuing decline in Shira's sales, its recurring losses and its inability to penetrate the market

On March 31, 2005, we sold all of our shares of Shira stock. The purchasers assumed all liabilities of Shira totaling $270,000 and are required to pay us 22.5% to 42.5% of the proceeds that may be received upon any subsequent sale of Shira or its assets without a limitation of time. The gain from this sale was $290,000 and was recorded in discontinued operations. During the years ended December 31, 2006 and 2005, we received an additional $78,000 and $166,000, respectively, from the Shira purchasers.

#### Segments and Geographic Information

See note 18 of our 2006 annual Consolidated Financial Statements for a description of financial matters related to our Cable Solutions and Wireless Solutions segments, as well as geographic information related to our business.

### Item 1A. Risk Factors

Our business is subject to substantial risks, including the risks described below.

**We have a history of significant losses, expect future losses and may never achieve or sustain profitability.**

We have incurred significant losses since our inception, and we expect to continue to incur losses for the foreseeable future. We incurred losses of $29,426,000 for the year ended December 31, 2006 and as of that date our accumulated deficit was $264,576,000. Our revenues and gross margins may not grow or even continue at their current levels and may decline even further. If our revenues do not rapidly increase, or if our expenses increase at a greater pace than our revenues, we will never become profitable.

**We have written down and may need to further write-down our inventory in the future if our sales levels do not match our expectations, or if selling prices decline more than we anticipate, which could adversely impact our operating results.**

We operate in an industry that is characterized by intense competition, supply shortages or oversupply, rapid technological change, unpredictable sales patterns, declining average selling prices and rapid product obsolescence, all of which make it more challenging to effectively manage our inventory. In addition, some of the components we require have long lead-times and we are required to order or build inventory well in advance of the time of our anticipated sales.

Our inventory is stated at the lower of cost or market value. Determining market value of our inventory requires numerous judgments, including, but not limited to, judgments regarding average selling prices and sales volumes for future periods. We primarily utilize estimated selling prices for measuring any potential declines in market value below cost. When market value is determined to be below cost, we make appropriate allowances to reduce the value of inventories to net realized value. We may reduce the value of our inventory when we determine that inventory is slow moving, obsolete, excessive or if the selling price of the product is insufficient to cover product costs and selling expenses.

In this regard, our inventory increased substantially in 2005 because sales were substantially less than our anticipated demand and we were required to make advance inventory purchase commitments for anticipated sales. Accordingly, we recorded a write down of inventory and non-cancelable purchase commitments of $424,000 and $2,050,000 for the years ended December 31, 2006 and 2005, respectively.

If our sales do not increase, the sales price of our products decrease or we are otherwise unable to control inventory levels consistent with actual demand, we may be required to write down additional inventory. Any such write-down would adversely affect our operating results in future periods.

**We may have insufficient capital to execute our business plan.**

On March 27, 2007, we closed a financing of $35,000,000 from Goldman, Sachs & Co., as further described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Subsequent Events—Financing" (the "2007 Financing"). In the 2007 Financing, we delivered a $35,000,000 5% Convertible Note (the "2007 Convertible Note"), $17,500,000 of which was used to payoff the outstanding $10,000,000 10% Convertible Note due March 20, 2011 (the

"$10,000,000 2006 Convertible Note") and $7,500,000 9.5% Senior Secured Note due March 20, 2011(the $7,500,000 Senior Secured Note") issued to Goldman, Sachs & Co. in the financing completed in March 2006. Following this payoff, our net proceeds were $17,500,000. Notwithstanding the 2007 Financing, we may need additional capital to execute our business plan. If we are unsuccessful in securing additional cash, either through additional equity and/or debt financings or increased revenues, we may not be able to successfully execute our business plan.

**If we default under the 2007 Convertible Note delivered to Goldman, Sachs & Co., the principal and accrued interest would become due and payable which would substantially harm our cash position and business prospects.**

On March 27, 2007, we closed the 2007 Financing which included delivery of the 2007 Convertible Note in the principal amount of $35,000,000. The 2007 Convertible Note contains events of default that, if triggered, would require us to pay the principal and accrued interest under such note immediately (after the expiration of applicable cure periods). If an event of default occurs under the 2007 Convertible Note and the holder declares all outstanding principal and interest immediately due and payable, our cash position and business prospects would be substantially harmed.

**If we fail to achieve significant market penetration and customer acceptance of our cable products, our prospects would be substantially harmed.**

The market for broadband products in the cable industry is extremely competitive, subject to drastic technological changes, changes in capital expenditure budgets and highly fragmented. Our products in the Cable Solutions segment are new and relatively unknown; accordingly, we have not generated significant revenue in this segment. We have only recently shipped our first commercial orders for our 3GHz Spectrum Overlay solution to two systems of a top MSO. Other than these orders, we have only begun to install our 3GHz Spectrum Overlay products with customers in field trials. There can be no assurance that our installations of our cable products will be successful. As some of our cable products continue to be in a development stage, we may face challenges such as market resistance to new products, perceptions regarding customer support and quality control.

We will generate significant sales only if we are able to penetrate the market and create market share in this industry. If we are unable to do so, our business would be harmed and our prospects significantly diminished.

**Our success will depend on future demand for additional bandwidth by MSOs and their customers and the willingness and ability of MSOs to substantially increase available bandwidth on their networks using our alternative technology solution.**

Because our cable products expand available bandwidth over existing infrastructure, demand for these products depends on demand for additional bandwidth by MSOs and their customers. The scope and timing of customer demand for additional bandwidth is uncertain and hard to predict. The factors influencing this demand include competitive offerings, applications availability, pricing models, costs, regulatory requirements and the success of initial roll-outs.

For our cable products to be sold in significant quantities, MSOs also must be willing and able to substantially increase the available bandwidth on their networks. MSOs may not be willing or able to develop additional services and revenue streams to justify the deployment of our technology. If the future demand for bandwidth is insubstantial, is addressed by alternative technologies or does not develop in the near future, our prospects would be adversely affected.

**We have not yet produced or deployed our cable products in high volumes.**

We have not yet produced our Spectrum Overlay solutions in high volumes and there may be challenges and unexpected delays, such as quality control issues, in our attempts to increase volume and lower production costs. Our long-term success depends on our ability to produce high quality products at a low cost and, in particular, to reduce the production cost of our cable products designed for residential use.

Because we have not yet deployed our Spectrum Overlay solutions in high volumes, there is significant technology risk associated with any such future deployment. We cannot be sure that any such high volume deployment would be successful.

**Our future growth depends on market acceptance of several emerging broadband services, on the adoption of new broadband technologies and on several other broadband industry trends.**

Future demand for our broadband products will depend significantly on the growing market acceptance of several emerging broadband services, including digital video, video-on-demand, high definition television, very high-speed data services and voice-over-internet protocol ("VoIP") telephony. The effective delivery of these services will depend in part on a variety of new network architectures, such as fiber-to-the premises networks, video compression standards such as MPEG-4 and Microsoft's Windows Media 9, the greater use of protocols such as IP and the introduction of new consumer devices, such as advanced set-top boxes and digital video recorders. If adoption of these emerging services and/or technologies is not as widespread or as rapid as we expect, our net sales growth would be materially and adversely affected.

Furthermore, other technological, industry and regulatory trends will affect the growth of our business. These trends include the following:

- convergence, or the desire of certain operators to provide a combination of video, voice and data services to consumers, also known as the "triple play;"
- the use of digital video by businesses and governments;
- the privatization of state owned telecommunication companies in other countries;
- efforts by regulators and governments in the United States and abroad to encourage the adoption of broadband and digital technologies; and
- the extent and nature of regulatory attitudes toward such issues as competition between operators, access by third parties to networks of other operators and new services such as VoIP.

If, for instance, operators do not pursue the triple play as aggressively as we expect, our net sales growth would be materially and adversely affected. Similarly, if our expectations regarding these and other trends are not met, our net sales could be materially and adversely affected.

**We will need to develop distribution channels to market and sell our cable products.**

Our Spectrum Overlay solutions are in the early stages of commercialization. We currently have limited relationships with potential customers and distributors as well as limited sales staff. We will be successful only if we are able to develop distribution channels to market and sell our cable products in sufficient volumes.

To develop such channels and market and sell our cable products, we need to grow our sales and marketing team, many of whom will be based in the United States. It may be difficult for us to hire and retain additional qualified personnel. Integrating new personnel, particularly United States based personnel, may be challenging from a culture and logistics perspective because most of our employees currently are based in Israel.

We currently have limited exposure to global business opportunities, and will not be able to take advantage of meaningful potential global demand for our products unless and until we are able to develop meaningful global distribution channels and strategies.

**Because of our long product development process and sales cycle, we may continue to incur substantial expenses without sufficient revenues that could cause our operating results to fluctuate.**

A customer's decision to purchase our products typically involves a significant technical evaluation, formal internal procedures associated with capital expenditure approvals and testing and acceptance of new systems that affect key operations. For these and other reasons, the sales cycle associated with our systems can be lengthy and subject to a number of significant risks, over which we have little or no control. Because of the growing sales cycle and the likelihood that we may rely on a small number of customers for our revenues, our operating results could be seriously harmed if such revenues do not materialize when anticipated, or at all.

**If telecommunications service providers and systems integrators do not promote and purchase our products, or if the telecommunications equipment market does not grow, our business will be seriously harmed.**

Telecommunications service providers continually evaluate alternative technologies, including digital subscriber line, fiber and cable. If service providers or systems integrators do not emphasize systems that include our products, choose to emphasize alternative technologies or promote systems of our competitors, our business would be seriously harmed.

Market conditions remain difficult and capital spending plans are often constrained. It is likely that further industry restructuring and consolidation will take place. Companies that have historically not had a large presence in the broadband access equipment market have expanded their market share through mergers and acquisitions. The continued consolidation of our competitors could have a significant negative impact on us. Further, our competitors may bundle their products or incorporate functionality into existing products in a manner that discourages users from purchasing our products or which may require us to lower our selling prices resulting in lower gross margins.

If the telecommunications market, and in particular the market for broadband access equipment, does not improve and grow, our business would be substantially harmed.

**If the communications, Internet and cable television industries do not grow and evolve in a manner favorable to our business strategy, our business may be seriously harmed.**

Our future success depends upon the growth of the communications industry, the cable television industry and, in particular, the Internet. These markets continue to evolve rapidly because of advances in technology and changes in customer demand. We cannot predict growth rates or future trends in technology development. It is possible that cable operators, telecommunications companies or other suppliers of broadband services will decide to adopt alternative architectures or technologies that are incompatible with our current or future products. If we are unable to design, develop, manufacture and sell products that incorporate or are compatible with these new architectures or technologies, our business will suffer. Also, decisions by customers to adopt new technologies or products are often delayed by extensive evaluation and qualifications processes and can result in delays of current products.

In addition, the deregulation, privatization and economic globalization of the worldwide communications market, which resulted in increased competition and escalating demand for new technologies and services, may not continue in a manner favorable to us or our business strategies. In addition, the growth in demand for Internet services and the resulting need for high-speed or enhanced communications products may not continue at its current rate or at all.

**The loss of one or more of our key customers would result in a loss of a significant amount of our revenues and adversely affect our business.**

A relatively small number of customers account for a large percentage of our revenues, as set forth in the table below:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Customer A (related party) | 84% | — | — |
| Customer B | 13% | 1% | — |
| Customer C | 1% | 45% | 19% |
| Customer D | — | 8% | 19% |
| Customer E | — | 2% | 13% |
| Customer F | — | — | 21% |

We expect that we will continue to depend on a limited number of customers for a substantial portion of our revenues in future periods. The loss of a major customer could seriously harm our ability to sustain revenue levels, which would seriously harm our operating results.

In this regard, sales to Customer A in the year ended December 31, 2006 accounted for the vast majority of our sales during that year. This customer was formed in 2006 and has a very limited history of operations, profitable or otherwise. If this customer is not successful in operating its business, or if sales to this customer are lower than our expectations, our business could be harmed. As sales to this customer were made by our Wireless Solutions segment, if this customer is not successful, the effect to us will be tempered given the refocus of our internal resources on our Cable Solutions segment. In this regard, we expect that a significant source of our revenues in 2007 and beyond will come from our Cable Solutions segment rather than our Wireless Solutions segment.

**We may not be able to successfully operate businesses that we may acquire, in a cost-effective and non-disruptive manner and realize anticipated benefits.**

We may explore investments in or acquisitions of other companies, products or technologies, including companies or technologies that are not complementary or related to our current solutions. We ultimately may be unsuccessful in operating and/or integrating an acquired company's personnel, operations, products and technologies into our business. These difficulties may disrupt our ongoing business, divert the time and attention of our management and employees and increase our expenses.

Moreover, the anticipated benefits of any acquisition may not be realized or may not be realized in the time period we expect. Future acquisitions could result in dilutive issuances of equity securities, the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other identifiable intangible assets and the incurrence of large and immediate write-offs, any of which could seriously harm our business. In addition, we could spend significant resources in searching for and investigating new business opportunities, and ultimately may be unsuccessful in acquiring new businesses.

**We depend on cable and telecommunications industry capital spending for our revenue and any decrease or delay in such spending would adversely affect our prospects.**

Demand for our products will depend on the size and timing of capital expenditures by MSOs and telecommunications service providers. These capital spending patterns are dependent upon factors including:

- the availability of cash or financing;
- budgetary issues;

- regulation and/or deregulation of the telecommunications industry;
- competitive pressures;
- alternative technologies;
- overall demand for broadband services, particularly relatively new services such as VoIP;
- industry standards;
- the pattern of increasing consolidation in the industry; and
- general consumer spending and overall economic conditions.

If MSOs and telecommunications service providers do not make significant capital expenditures, our prospects would be adversely affected.

**Our participation or lack of participation in industry standards groups may adversely affect our business.**

We do not participate in the standards process of the Cable Television Laboratories, Inc., a cable industry consortium that establishes cable technology standards and administers compliance testing. In the future, we may determine to join or not join other standards or similar organizations. Our membership in these organizations could dilute our proprietary intellectual property rights in our products while our failure to participate in others could jeopardize acceptance of any of our products that do not meet industry standards.

**Product standardization, as may result from initiatives of MSOs and the wireless industry could adversely affect our prospects.**

Product standardization initiatives encouraged by MSOs and telecommunications companies may adversely affect revenues, gross margins and profits. In the past, standardization efforts by major MSOs have negatively impacted equipment vendors by leading to equipment obsolescence, commoditization and reduced margins. If our products do not comply with future standards, our prospects could be adversely affected.

**Since we reduced our workforce in 2005, our research and development efforts could continue to be harmed.**

We implemented a cost reduction program in 2005 by reducing our workforce, which resulted in a reduction of our workforce of approximately 16%. This reduction has had the largest effect on our research and development activities. Our ability to further develop and market our products may be limited if we have not accurately predicted the appropriate workforce requirements for our research and development efforts. In this regard, we are currently experiencing difficulty in hiring skilled research and development personnel in Israel. If this difficulty continues in the foreseeable future, our research and development efforts would be harmed.

**Competition may result in lower average selling prices, and we may be unable to reduce our costs at offsetting rates, which may impair our ability to achieve profitability.**

There has been significant price erosion in the broadband equipment field. We expect that continued price competition among broadband access equipment and systems suppliers will reduce our gross margins in the future. We anticipate that the average selling prices of broadband access systems will continue to decline as product technologies mature. We may be unable to reduce our manufacturing costs in response to declining average per unit selling prices. Our competitors may be able to achieve greater economies of scale and may be less vulnerable to the effects of price competition than we are. These declines in average selling prices will generally lead to declines in gross margins and profitability for these systems. If we are unable to reduce our costs to offset declines in average selling prices, we may not be able to achieve or maintain profitability.

**Our quarterly operating results fluctuate, which may cause our share price to decline.**

Our quarterly operating results have varied significantly in the past and are likely to vary significantly in the future. These variations result from a number of factors, including:

- the uncertain timing and level of market acceptance for our systems and the uncertain timing and extent of rollouts of broadband access equipment and systems by the major service providers;
- the fact that we often recognize a substantial proportion of our revenues in the last few weeks of each quarter;
- the ability of our existing and potential direct customers to finance the deployment of broadband access equipment and systems;
- the mix of products sold by us and the mix of sales channels through which they are sold;
- reductions in pricing by us or our competitors;
- global economic conditions;
- the effectiveness of our system integrator customers in marketing and selling their network systems equipment;
- changes in the prices or delays in deliveries of the components we purchase or license; and
- any acquisitions or dispositions we may effect.

A delay in the recognition of revenue, even from one customer, could have a significant negative impact on our results of operations for a given period. Also, because only a small portion of our expenses vary with our revenues, if revenue levels for a quarter fall below our expectations, we would not be able to timely adjust expenses accordingly, which would harm our operating results in that period. We believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicators of future performance. If our operating results fall below the expectations of investors in future periods, our share price would likely decline.

**Because we operate in international markets, we are exposed to additional risks which could cause our international sales to decline and our foreign operations to suffer.**

Our research and development facilities are located in Israel. Our reliance on international sales, operations and suppliers exposes us to foreign political and economic risks, which may impair our ability to generate revenues. These risks include:

- economic, inflation and political instability;
- terrorist acts, international conflicts and acts of war;
- our international customers' ability to obtain financing to fund their deployments;
- changes in regulatory requirements and licensing frequencies to service providers;
- import or export licensing requirements and tariffs;
- labor shortages or stoppages;
- trade restrictions and tax policies; and
- limited protection of intellectual property rights.

Any of the foregoing difficulties of conducting business internationally could seriously harm our business.

**Conditions in Israel affect our operations and could limit our ability to produce and sell our systems.**

Our research and development and final testing and assembly facilities, a majority of our employees and some of our contract manufacturers are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Hostilities within Israel have dramatically escalated in recent years, which could disrupt our operations. In addition, the wars in Iraq and Afghanistan and the current military and political presence of the United States or its allies in Iraq and Afghanistan could cause increasing instability in the Middle East and further disrupt relations between Israel and its Arab neighbors. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation or a significant downturn in the economic or financial condition of Israel. Moreover, several countries still restrict business with Israel and with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses.

Our Chief Financial Officer, one of our directors and a majority of our employees are based in Israel, and many of them are currently obligated to perform annual reserve duty and are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

**Because substantially all of our revenues are generated in United States dollars while a portion of our expenses are incurred in New Israeli Shekels, our results of operations could be seriously harmed if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the United States dollar.**

Our functional currency is the United States dollar. We generate substantially all of our revenues in United States. dollars, but we incur a substantial portion of our expenses, principally salaries and related personnel expenses related to research and development, in New Israeli Shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel.

**Because we generally do not have contracts with our customers, our customers can discontinue purchases of our systems at any time, which could adversely affect future revenues and operating results.**

We generally sell our broadband access equipment and systems based on individual purchase orders. Our customers generally are not obligated by agreements to purchase our systems, and the agreements we have entered into, other than our agreement with ANI, do not obligate our customers to purchase a minimum number of systems. Our customers can generally cancel or reschedule orders on short notice and discontinue using our systems at any time. Further, having a successful field system trial does not necessarily mean that the customer will order large volumes of our systems. The reduction, delay or cancellation of orders from one or more of our customers could seriously harm our operating results.

**The effects of regulatory actions could impact spectrum allocation and frequencies worldwide and cause delays or otherwise negatively impact the growth and development of the broadband market, which would adversely affect our business.**

Countries worldwide are considering or are in the process of allocating frequencies for wireless applications, but not all markets have done so. If the United States and/or other countries do not

Form 10-K

provide sufficient spectrum for wireless applications or reallocate spectrum in the wireless frequency bands for other purposes, our customers may delay or cancel deployments in broadband wireless, which could seriously harm our business. Further, if our customers are unable to obtain licenses or sufficient spectrum in the wireless frequency bands our business could be seriously harmed.

The cable industry is also heavily regulated and changes in the regulatory landscape may adversely affect our business. For example, cable operators are currently required to carry a significant number of analog channels. A reduction or elimination of this requirement may free bandwidth for these operators and reduce the potential market for our products.

**Competition may decrease our market share, net revenues and gross margins, which could cause our stock price to decline.**

The market for broadband access equipment and systems is intensely competitive, rapidly evolving and subject to rapid technological change. The main competitive factors in our markets include:

- product performance, features and reliability;
- price;
- stability;
- scope of product line;
- sales and distribution capabilities;
- technical service and support;
- relationships, particularly those with system integrators and operators; and
- industry standards.

Certain of our competitors and potential competitors have substantially greater financial, technical, distribution, marketing and other resources than we have and, therefore, may be able to respond more quickly to new or changing opportunities, technologies and other developments. In addition, many of our competitors have longer operating histories, greater name recognition, broader product lines and established relationships with system integrators and service providers. Our primary competitors are Scientific Atlanta (purchased by Cisco Systems, Inc. in 2006); Motorola, Inc.; BigBand Networks, Inc.; C-Cor Incorporated and Narad Networks, Inc. Most of these competitors have existing relationships with one or more of our prospective customers. In the cable industry, our cable offerings face competition from technologies such as digital set-top boxes, high-end compression technologies and DVRs. For our broadband wireless offerings, we face competition from technologies such as digital subscriber line, fiber and cable. Furthermore, the move toward open standards may increase the number of operators who will offer new services, which in turn may increase the number of competitors and drive down the capital expenditures per subscriber deployed. We may not be able to compete successfully against our current and future competitors, and competitive pressures could seriously harm our business.

**If the adoption of broadband wireless technology continues to be limited, we will not be able to sustain or expand our business.**

Our future success in the wireless telecommunications market depends on high-speed wireless communications products gaining market acceptance as a means to provide voice and data communications services. Because these markets are relatively new and unproven, it is difficult to predict if these markets will ever develop, expand or be sufficiently large to sustain our business. Major service providers in the United States have ceased, delayed or reduced their rollouts and may further delay or reduce rollouts in the future. Our expectations with respect to a recovery, if any, in the

telecommunications market, may not prove accurate. In the event that service providers adopt technologies other than the wireless technologies that we offer or if they delay further their deployment of high-speed wireless communication products, we will not be able to sustain or expand our business.

While we continue to operate our Wireless Solutions segment, our primary focus is now on our Cable Solutions segment. Accordingly, we may consider a variety of alternatives to Wireless Solutions segment, including the sale, divestiture, license or restructuring of a substantial portion or all of our current wireless network technology or assets.

**Hardware defects or firmware errors could increase our costs and impair the market acceptance of our systems, which would adversely affect our future operating results.**

Our systems occasionally contain certain defects or errors. This may result either from defects in components supplied by third parties or from errors or defects in our firmware or hardware that we have not detected. We have in the past experienced, and may experience from time-to-time, defects in new or enhanced products and systems after shipments, or defects in deployed systems. This could occur in connection with stability or other performance problems. Our customers integrate our systems into their networks with components from other vendors. Accordingly, when problems occur in a network system, it may be difficult to identify the component that caused the problem. Regardless of the source of these defects or errors, we will need to divert the attention of our engineering personnel from our product development efforts to address the defect or error. We have incurred in the past and may again incur significant warranty and repair costs related to defects or errors, and we also may be subject to liability claims for damages related to these defects or errors. The occurrence of defects or errors, whether caused by our systems or the components of another vendor, may result in significant customer relationship problems and injury to our reputation and may impair the market acceptance of our systems.

**We depend on contract manufacturers and third party equipment and technology suppliers, and these manufacturers and suppliers may be unable to fill our orders or develop compatible, required technology on a timely basis, which would result in delays that could seriously harm our results of operations.**




We currently have relationships with a limited number of contract manufacturers for the manufacturing of our products, substantially all of whom are located in Israel and Taiwan. These relationships may be terminated by either party with little or no notice. If our manufacturers are unable or unwilling to continue manufacturing our systems in required volumes, we would have to identify qualified alternative manufacturers, which would result in delays causing our results of operations to suffer. Our limited experience with these manufacturers and lack of visibility as to the manufacturing capabilities of these companies if our volume requirements significantly increase does not provide us with a reliable basis on which to project their ability to meet delivery schedules, yield targets or costs. If we are required to find alternative manufacturing sources, we may not be able to satisfy our production requirements at acceptable prices and on a timely basis, if at all. Any significant interruption in supply would affect the allocation of systems to customers, which in turn could seriously harm our business. In addition, we currently have no formal written agreement with a manufacturer for our modem products. Our current inventory of modems is unlikely to fulfill anticipated demand, and we will therefore be required to find a manufacturer in the near future. Our inability to enter into an agreement with a manufacturer for our modems would harm our business.

In addition to sales to system integrators, we also sell in some instances directly to service providers. Such direct sales require us to resell equipment to service providers manufactured by third party suppliers and to integrate this equipment with the equipment we manufacture. We are particularly dependent on third party radio suppliers in selling our 3.5GHz and other products. We currently have limited relationships with third party suppliers. If we are unable to establish meaningful

relationships with suppliers, or if these suppliers are unable to provide equipment that meets the specifications of our customers on the delivery schedules required by our customers, and at acceptable prices, our business would be substantially harmed.

Our Spectrum Overlay solutions are implemented over the HFC plant and, as such, they interface and integrate with existing products from multiple other vendors. Future offerings by these vendors may not be sufficiently compatible with our Spectrum Overlay solutions. In addition, we depend on the continuous delivery of components by various manufacturers of electronic connectors, filters, boards and transistors.

Furthermore, we have produced certain of our products only in limited quantities. If demand for these products increases significantly, we will need to implement and address additional processes, procedures and activities necessary to support increased production. If we are unable to do so, our business would be substantially harmed.

**We obtain some of the components included in our solutions from a single source or a limited group of suppliers, and the loss of any of these suppliers could cause production delays and a substantial loss of revenue.**

We currently obtain key components from a limited number of suppliers. Some of these components, such as semiconductor components for our wireless hubs, are obtained from a single source supplier. We generally do not have long-term supply contracts with our suppliers. These factors present us with the following risks:

- delays in delivery or shortages in components could interrupt and delay manufacturing and result in cancellation of orders for our systems;
- suppliers could increase component prices significantly and with immediate effect;
- we may not be able to develop alternative sources for system components, if or as required in the future;
- suppliers could discontinue the manufacture or supply of components used in our systems. In such event, we might need to modify our systems, which may cause delays in shipments, increased manufacturing costs and increased systems prices; and
- we may hold more inventory than is immediately required to compensate for potential component shortages or discontinuation.

The occurrence of any of these or similar events would harm our business.

**If we do not effectively manage our costs, our business could be substantially harmed.**

We have increased certain expenses to address new business opportunities in the Cable Solutions segment, and we will need to continue to monitor closely our costs and expenses. If the market for our cable solutions does not expand or takes longer to develop than we expect, we may need to further reduce our operations. In addition, our acquisition of Xtend has caused our costs to increase as we seek to develop business.

**Delays and shortages in the supply of components from our suppliers and third party vendors could reduce our revenues or increase our cost of revenues.**

Delays and shortages in the supply of components are typical in our industry. We have experienced minor delays and shortages on more than one occasion. In addition, if worldwide manufacturing capacity does not rise along with a rise in demand, our subcontract manufacturers could allocate available capacity to larger customers or to customers that have long-term supply contracts in place.

Our inability to obtain adequate manufacturing capacity at acceptable prices, or any delay or interruption in supply, could reduce our revenues or increase our cost of revenue and could seriously harm our business.

**Third parties may bring infringement claims against us that could harm our ability to sell our products and result in substantial liabilities.**

Third parties could assert, and it could be found, that our technologies infringe their proprietary rights. We could incur substantial costs to defend any litigation, and intellectual property litigation could force us to do one or more of the following:

- obtain licenses to the infringing technology;
- pay substantial damages under applicable law;
- stop the manufacture, use and sale of infringing products; or
- expend significant resources to develop non-infringing technology.

Any infringement claim or litigation against us could significantly harm our business, operating results and financial condition.

**If we do not adequately protect our intellectual property, we may not be able to compete and our ability to provide unique products may be compromised.**

Our success depends in part on our ability to protect our proprietary technologies. We rely on a combination of patent, copyright and trademark laws, trade secrets and confidentiality and other contractual provisions to establish and protect our proprietary rights. Our pending or future patent applications may not be approved and the claims covered by such applications may be reduced. If allowed, our patents may not be of sufficient scope or strength, and others may independently develop similar technologies or products. Litigation, which could result in substantial costs and diversion of our efforts, may also be necessary to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. Any such litigation, regardless of the outcome, could be expensive and time consuming, and adverse determinations in any such litigation could seriously harm our business.

Similarly, our pending or future trademark applications may not be approved and may not be sufficient to protect our trademarks in the markets where we either do business or hope to conduct business. The inability to secure any necessary trademark rights could be costly and could seriously harm our business.

We regularly evaluate and seek to explore and develop derivative products relating to our Cable Solutions segment. We may not be able to secure all desired intellectual property protection relating to such derivative products. Furthermore, because of the rapid pace of change in the broadband industry, much of our business and many of our products rely on technologies that evolve constantly and this continuing uncertainty makes it difficult to forecast future demand for our products.




**Government regulation and industry standards may increase our costs of doing business, limit our potential markets or require changes to our business model and adversely affect our business.**

The emergence or evolution of regulations and industry standards for broadband products, through official standards committees or widespread use by operators, could require us to modify our systems, which may be expensive and time-consuming, and to incur substantial compliance costs. Radio frequencies are subject to extensive regulation under the laws of the United States, foreign laws and international treaties. Each country has different regulations and regulatory processes for wireless communications equipment and uses of radio frequencies. Failure by the regulatory authorities to

allocate suitable, sufficient radio frequencies to potential customers in a timely manner could result in the delay or loss of potential orders for our systems and seriously harm our business.

Some of our products and technology are subject to export control laws and regulations. We are subject to the risk that more stringent export control requirements could be imposed in the future on product classes that include products exported by us, which would result in additional compliance burdens and could impair the enforceability of our contract rights. We may not be able to renew our export licenses as necessary from time to time. In addition, we may be required to apply for additional licenses to cover modifications and enhancements to our products. Any revocation or expiration of any requisite license, the failure to obtain a license for product modifications and enhancements, or more stringent export control requirements could seriously harm our business.

**We are incurring additional costs and devoting more management resources to comply with increasing regulation of corporate governance and disclosure.**

The Sarbanes Oxley Act of 2002 and the resulting rules of the Nasdaq Stock Market will continue to require changes in our corporate governance, public disclosure and compliance practices. The scope of rules and regulations applicable to us has increased and will continue to increase our legal and financial compliance costs.

As a public company, our systems of internal controls over financial reporting are required to comply with the standards adopted by the Securities and Exchange Commission ("SEC") and the Public Company Accounting Oversight Board (the "PCAOB"). We will be required to make our first annual certification on our internal controls over financial reporting in our annual report for the fiscal year ended December 30, 2007. In preparing for such certification, we are evaluating our internal controls for compliance with applicable SEC and PCAOB requirements, and we may be required to design enhanced processes and controls to address issues identified through this review. This could result in significant delays and cost to us and require us to divert substantial resources, including management time, from other activities. We have commenced a review of our existing internal control structure and may need to hire additional personnel. Although our review is not complete, we are taking steps to improve our internal control structure by dedicating internal resources to analyze and improve our internal controls, to be supplemented periodically with outside consultants as needed. However, if we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting as of the end of our fiscal year 2007. Moreover, although our management will continue to review and evaluate the effectiveness of our internal controls, we can give no assurance that there will be no material weaknesses in our internal control over financial reporting. We may in the future have material weaknesses or other control deficiencies in our internal control over financial reporting as a result of our controls becoming inadequate due to changes in conditions, the degree of compliance with our internal control policies and procedures deteriorating, or for other reasons. If we have significant deficiencies or material weaknesses or other control deficiencies in our internal control over financial reporting, our ability to record, process, summarize and report financial information within the time periods specified in the rules and forms of the SEC will be adversely affected. This failure could materially and adversely impact our business, our financial condition and the market value of our securities.

These laws and regulations and perceived increased risk of liability could make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our audit committee, and qualified executive officers. We cannot estimate the timing or magnitude of additional costs we may incur as a result.

**Our success depends significantly on Davidi Gilo, our Chairman of the Board, the loss of whom could seriously harm our business.**

Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we significantly depend on the services of Davidi Gilo, our Chairman of the Board and former Chief Executive Officer. We do not carry key person life insurance on our senior management or key personnel. Any loss of the services of Mr. Gilo or other members of senior management or other key personnel could seriously harm our business.

**Recent regulations related to equity compensation could adversely affect earnings, affect our ability to raise capital and affect our ability to attract and retain key personnel.**

Since our inception, we have used stock options as a fundamental component of our employee compensation packages. We believe that our stock option plans are an important tool to link the long-term interests of stockholders and employees, especially executive management, and serve to motivate management to make decisions that will, in the long run, give the best returns to stockholders. The Financial Accounting Standards Board ("FASB") has adopted changes to generally accepted accounting principals in the United States ("GAAP") that require us to record a charge to earnings for employee stock option grants, as well as other equity based awards. The change has negatively impacted our earnings and, if such impact is material in the future, could affect our ability to raise capital on acceptable terms. In addition, regulations implemented by the Nasdaq Stock Market requiring stockholder approval for all stock option plans could make it more difficult for us to grant stock options to employees in the future. To the extent these new regulations make it more difficult or unacceptably expensive to grant stock options to employees, we may incur increased compensation costs, change our equity compensation strategy or find it difficult to attract, retain and motivate employees, each of which could materially and adversely affect our business.

**The government programs and benefits we receive require us to satisfy prescribed conditions. These programs and benefits may be terminated or reduced in the future, which would increase our costs and taxes and could seriously harm our business.**

Certain of our capital investments have been granted "approved enterprise" status under Israeli law providing us with certain Israeli tax benefits. The benefits available to an approved enterprise are conditioned upon the fulfillment of conditions stipulated in applicable law and in the specific certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period in which we enjoyed the tax benefits and would likely be denied these benefits in the future. From time to time, the government of Israel has considered reducing or eliminating the benefits available under the approved enterprise program. These tax benefits may not be continued in the future at their current levels or at all. The termination or reduction of these benefits would increase our taxes and could seriously harm our business. As of the date hereof, our Israeli subsidiaries have accumulated loss carry forwards for Israeli tax purposes and therefore have not enjoyed any tax benefits under current approved enterprise programs.

In the past, we have received grants from the government of Israel for the financing of a portion of our research and development expenditures for previous products in Israel. The regulations under which we received these grants restrict our ability to manufacture products or transfer technology outside of Israel for products developed with this technology. Furthermore, these grants may not be available to us in the future.

As of April 1, 2005, the government of Israel eliminated the ability of companies to submit new applications for approved enterprise status. This change in the government policy may hinder us in the future with respect to any benefits we may have received for new undertakings which would have been entitled to "approved enterprise" status.

**We may lose our United States income tax net operating loss carryforwards if we experience a significant change in ownership.**

The utilization of net operating loss carryforwards may be subject to substantial annual limitations if there has been a significant "change in ownership." Any "change in ownership," as described in Section 382 of the Internal Revenue Code, may substantially limit our ability to utilize the net operating losses carryforwards. As of December 31, 2006, we had United States federal net operating loss carryforwards of approximately $55,100,000, which will expire in years 2011 through 2026 and state net operating losses of approximately $40,200,000 which will expire in years 2008 through 2016.

**A majority of our directors and certain officers have relationships with Davidi Gilo and his affiliated companies that could be deemed to limit their independence.**

A majority of our Board of Directors, Lewis Broad, Neill Brownstein, Avraham Fischer, Samuel Kaplan and Alan Zimmerman and certain of our officers, have had professional relationships with Davidi Gilo, our Chairman of the Board and former Chief Executive Officer, and his affiliated companies for several years. These members of our Board of Directors previously served on the boards of directors of DSP Communications, Inc. and/or DSP Group, Inc., of which Mr. Gilo was formerly the controlling stockholder and the Chairman of the Board. In addition, Avraham Fischer is a senior partner of the law firm of Fischer, Behar, Chen & Co., which represents us on matters relating to Israeli law, is an investor and co-chief executive officer of an Israeli investor group in which Mr. Gilo was an investor until October 2005, and is co-chief executive officer and a director of Clal Industries and Investments, Ltd., which has made a significant investment in ANI, a related party of our company. However, the long-term relationships between these directors and officers and Mr. Gilo and his affiliated companies could be considered to limit their independence.

**Because our management has the ability to control stockholder votes, the premium over market price that an acquirer might otherwise pay could be reduced and any merger or takeover could be delayed.**

As of December 31, 2006, our management collectively owned approximately 35.73% of our outstanding common stock (based on the number of shares owned by these individuals and the number of shares issuable upon exercise of options within 60 days of December 31, 2006).

As a result, these stockholders, acting together, will be able to control the outcome of all matters submitted for stockholder action, including:

- electing members to our Board of Directors;
- approving significant change-in-control transactions;
- determining the amount and timing of dividends paid to themselves and to our public stockholders; and
- controlling our management and operations.

This concentration of ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation involving us, or discouraging a potential acquirer from making a tender offer for our shares. This concentration of ownership could also negatively affect our stock's market price or decrease any premium over market price that an acquirer might otherwise pay.

**We rely on a continuous power supply to conduct our operations, and any electrical or natural resource crisis could disrupt our operations and increase our expenses.**

We rely on a continuous power supply for manufacturing and to conduct our business operations. Interruptions in electrical power supplies occur around the world from time to time. Meanwhile, prices of the resources, such as electrical power and crude oil, upon which we ultimately rely, directly or

indirectly, in running our business have been volatile. Power shortages could disrupt our manufacturing, information technology and business operations and those of many of our suppliers, and could cause us to fail to meet production schedules and commitments to customers and other third parties. Any disruption to our operations or those of our suppliers could result in damage to our current and prospective business relationships and could result in lost revenue and additional expenses, thereby harming our business and operating results.

**Because the Nasdaq Global Market is likely to continue to experience extreme price and volume fluctuations, the price of our stock may decline.**

The market price of our shares has been and likely will continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

- actual or anticipated variations in our quarterly operating results or those of our competitors;
- announcements by us or our competitors of new products or technological innovations;
- introduction and adoption of new industry standards;
- changes in financial estimates or recommendations by securities analysts;
- changes in the market valuations of our competitors;
- announcements by us or our competitors of significant acquisitions or partnerships; and
- sales of our common stock.

Many of these factors are beyond our control and may negatively impact the market price of our common stock, regardless of our performance. In addition, the stock market in general, and the market for technology and telecommunications related companies in particular, have been highly volatile. Our common stock may not trade at the same levels compared to shares of other technology companies and shares of technology companies, in general, may not sustain their current market prices.

To date, the trading volume in our common stock generally has been relatively low and significant price fluctuations can occur as a result. If the generally low trading volumes experienced to date continue, such price fluctuations could continue in the future and the sale prices of our common stock could decline significantly. Investors may therefore have difficulty selling their shares.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We could become the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources, which could seriously harm our business and operating results.

**If securities or industry analysts do not publish research or reports about our business, if they change their recommendations regarding our shares adversely or if our operating results to not meet their expectations, the price of our common stock could decline.**

The trading market for our common stock will be influenced by the research and reports that industry and securities analysts publish about us or our business. If these analysts fail to publish reports about us or if one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price of our common stock to decline. Moreover, if one or more analysts who cover us downgrade our common stock or if our operating results do not meet their expectations, the price of our common stock could decline.

**Provisions of our governing documents and Delaware law could discourage acquisition proposals or delay a change in control.**

Our Fourth Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain anti-takeover provisions that could make it more difficult for a third party to acquire control of us, even if that change in control would be beneficial to stockholders. Specifically:

- our Board of Directors has the authority to issue common stock and preferred stock and to determine the price, rights and preferences of any new series of preferred stock without stockholder approval;
- our Board of Directors is divided into three classes, each serving three-year terms;
- super majority voting is required to amend key provisions of our Fourth Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws;
- there are limitations on who can call special meetings of stockholders; and
- advance notice is required for nominations of directors and for stockholder proposals.

In addition, provisions of Delaware law and our stock option plans may also discourage, delay or prevent a change of control or unsolicited acquisition proposals.

**It may be difficult to enforce a judgment in the United States against us and our nonresident Chief Financial Officer and certain directors.**

Our Chief Financial Officer and two of our directors are not residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States based upon the civil or criminal liabilities provisions of the United States federal securities laws against us or any of those persons or to effect service of process upon these persons in the United States.

## Item 1B. Unresolved Staff Comments

None.

## Item 2. Properties

We are headquartered in Norcross, Georgia where we lease approximately 14,654 square feet of commercial space. Our lease for these facilities expires on January 31, 2012. These facilities are used for executive office space, including sales and marketing, finance and administration and technical customer support.

| Location | Major Activity | Leased Space (square footage) | Expiration of Current Lease |
|---|---|---|---|
| Norcross, Georgia | Corporate headquarters; sales and marketing, finance and administration | 14,654 | January 2012 |
| San Jose, California | Sales and marketing | 2,285 | May 2007 |
| Modi'in District of Israel | Research and development, product assembly and testing | 42,200 | November 2010 |

We believe that our current facilities will be adequate to meet our needs for the foreseeable future.

**Item 3. Legal Proceedings**

We are involved from time to time in litigation incidental to the ordinary course of our business activities. While the results of such litigation cannot be predicted with certainty, based on our current understanding of the facts, we do not believe that the final resolution of such matters will have a material adverse effect on our consolidated financial position or results of operations.

**Item 4. Submission of Matters to a Vote of Security Holders**

None.

## PART II

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Our common stock is traded on the Nasdaq Global Market under the symbol "VYYO." The following table presents the high and low sales prices of our common stock in each quarter of 2005 and 2006, as reported by the Nasdaq Global Market:

| | Price Range of Common Stock | |
|---|---|---|
| | **High** | **Low** |
| Year Ended December 31, 2006 | | |
| First Quarter | $8.66 | $4.77 |
| Second Quarter | 7.97 | 5.12 |
| Third Quarter | 6.45 | 4.25 |
| Fourth Quarter | 4.57 | 3.21 |
| Year Ended December 31, 2005 | | |
| First Quarter | $9.57 | $6.80 |
| Second Quarter | 8.26 | 5.61 |
| Third Quarter | 6.99 | 3.63 |
| Fourth Quarter | 6.94 | 3.70 |

On March 29, 2007, the closing price of our common stock as reported on the Nasdaq Global Market was $7.799 per share. As of March 29, 2007, there were approximately 100 holders of record of our common stock, which we believe represents approximately 2,200 beneficial holders.

*Dividend Policy.* We have never declared or paid any cash dividends on shares of our common stock. We presently intend to retain any future earnings to fund the development and expansion of our business, and do not anticipate paying cash dividends on our common stock in the foreseeable future.

Through our Israeli subsidiaries we participate in the "alternative benefits program" under the Israeli law for the Encouragement of Capital Investments, 1959, under which we realize certain tax exemptions. If an Israeli subsidiary distributes a cash dividend to us from income which is tax exempt, other than in connection with the subsidiary's complete liquidation, it would be taxed at the corporate rate applicable to such income (currently between 10% to 25%). Pursuant to Article 12 of the Income Tax Treaty between Israel and the United States, if we were to receive a dividend from an Israeli subsidiary from income derived during any period for which the subsidiary is entitled to the reduced tax rate applicable to an approved enterprise, then that subsidiary would be required to withhold 15% of the gross amount of the dividend payable to us under certain conditions.

***Securities Authorized for Issuance under Equity Compensation Plans.*** The following chart sets forth certain information as of December 31, 2006, with respect to our three stock option plans: 1996 Equity Incentive Plan, 1999 Employee and Consultant Equity Incentive Plan and Third Amended and Restated

2000 Employee and Consultant Equity Incentive Plan (the "2000 Plan"). Currently, we only grant stock options under our 2000 Plan.

Each of our plans has been approved by our stockholders. The number of shares reserved for issuance under the 2000 Plan automatically increases on January 1st of each year by the lesser of (i) 1,000,000 shares, or (ii) 10% of the number of shares of our common stock outstanding on the last day of the immediately preceding fiscal year.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 6,215,013 | $5.36 per share | 1,559,167 |
| Equity compensation plans not approved by security holders | None | None | None |
| Total | 6,215,013 | $5.36 per share | 1,559,167 |

## Item 6. Selected Financial Data

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| | (In thousands of U.S. $, except per share data) | | | | |
| **Statements of Operations Data:** | | | | | |
| Revenues | | | | | |
| Revenues | $ 1,279 | $ 2,367 | $ 6,094 | $ 6,060 | $ 4,577 |
| Revenues from related party | 6,721 | — | — | — | — |
| Total revenues | 8,000 | 2,367 | 6,094 | 6,060 | 4,577 |
| Cost of revenues: | | | | | |
| Cost of products sold | 857 | 2,519 | 4,038 | 1,986 | 590 |
| Cost of products sold to related party | 5,253 | — | — | — | — |
| Write-down of inventory and purchase commitments | 424 | 2,050 | — | — | — |
| Impairment and amortization of technology | — | 2,014 | 194 | — | — |
| Insurance reimbursement for damaged inventory | (710) | — | — | — | — |
| Total cost of revenues | 5,824 | 6,583 | 4,232 | 1,986 | 590 |
| Gross profit (loss) | 2,176 | (4,216) | 1,862 | 4,074 | 3,987 |
| Operating expenses (income): | | | | | |
| Research and development, net | 11,216 | 11,195 | 6,934 | 4,365 | 3,920 |
| Acquisition of in-process research and development | — | — | 1,402 | — | — |
| Sales and marketing | 9,261 | 9,912 | 8,065 | 4,052 | 3,394 |
| General and administrative | 8,919 | 5,763 | 5,896 | 4,797 | 5,894 |
| Other income—insurance reimbursement | (209) | — | — | — | — |
| Restructuring adjustments | — | (875) | 21 | 1,115 | (303) |
| Impairment and amortization of intangible assets | — | 11,288 | 851 | — | — |
| Total operating expenses | 29,187 | 37,283 | 23,169 | 14,329 | 12,905 |
| Operating loss | (27,011) | (41,499) | (21,307) | (10,255) | (8,918) |
| Gain resulting from amendment to promissory note | — | 2,533 | — | — | — |
| Financial income | 1,214 | 445 | 706 | 1,713 | 2,599 |
| Financial expenses | (2,905) | (44) | (198) | (274) | (15) |
| Loss before income taxes | (28,702) | (38,565) | (20,799) | (8,816) | (6,334) |
| Income taxes | (802) | (558) | (361) | (285) | (174) |
| Loss from continuing operations | (29,504) | (39,123) | (21,160) | (9,101) | (6,508) |
| Discontinued operations | 78 | 431 | 67 | (6,640) | (2,725) |
| Loss for the year | $(29,426) | $(38,692) | $(21,093) | $(15,741) | $(9,233) |
| Loss per share (basic and diluted): | | | | | |
| Continuing operations | $ (1.69) | $ (2.54) | $ (1.52) | $ (0.72) | $ (0.53) |
| Discontinued operations | — | 0.03 | 0.01 | (0.52) | (0.22) |
| | $ (1.69) | $ (2.51) | $ (1.51) | $ (1.24) | $ (0.75) |
| Weighted average number of shares outstanding: basic and diluted | 17,368 | 15,422 | 13,979 | 12,737 | 12,331 |

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Balance Sheet Data:** | | | | | |
| Cash, cash equivalents and short-term investments | $ 18,688 | $ 9,951 | $ 42,212 | $ 57,791 | $72,315 |
| Restricted cash | 5,000 | 5,000 | — | — | — |
| Working capital | 9,840 | 6,022 | 37,846 | 54,587 | 65,236 |
| Total assets | 32,149 | 21,795 | 56,171 | 62,406 | 78,113 |
| Long-term liabilities | 22,371 | 5,427 | 1,453 | 1,093 | 1,352 |
| Total stockholders' equity (capital deficiency) | (3,613) | 8,145 | 45,239 | 54,950 | 68,769 |



## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read this Management's Discussion and Analysis of Financial Condition and Results of Operations in conjunction with our 2006 annual Consolidated Financial Statements and accompanying notes appearing in this Annual Report on Form 10-K. The matters addressed in this Management's Discussion and Analysis of Financial Condition and Results of Operations, with the exception of the historical information presented, contain forward-looking statements involving risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in Item 1A above and elsewhere in this report.

### Overview

We provide cable and wireless broadband access solutions through two business segments: our "Cable Solutions" segment and our "Wireless Solutions" segment. Our primary focus is now on our Cable Solutions segment, and significantly all of our internal resources are focused on enhancing our visibility in and penetration of the cable market. The recent additions of James A. Chiddix as the new Vice Chairman of our Board of Directors and Wayne H. Davis as our new Chief Executive Officer validate our efforts and increase our visibility within the cable industry. See note 19 of our annual Consolidated Financial Statements.

Our products are designed to address four markets: Cable, Telecommunication, Utility and WISP. Although we are engaged to various degrees in these distinct markets, some of our core technologies overlap with our respective solutions.

Our Cable Solutions segment includes products that are used to deliver telephony and data T1/E1 links to enterprise and cellular providers over cable's wireless HFC networks. Additionally, our "Spectrum Overlay" technology is used to expand cable operators' typical HFC network capacity in the "last mile" by up to two times in the downstream and up to four times in the upstream. Our Cable Solutions segment includes the results of operations of Xtend Networks Ltd., an Israeli privately-held company, and its wholly-owned, United States-based subsidiary, Xtend Networks Inc. (collectively, "Xtend"). We purchased all of the outstanding capital stock of Xtend on June 30, 2004 and consolidated its operations with our operations beginning July 1, 2004. For a discussion of our acquisition of Xtend, see note 7 of our 2006 annual Consolidated Financial Statements.

Our Wireless Solutions segment includes products which enable utilities and other network service providers to operate private wireless networks for communications, monitoring and SCADA of their geographically disbursed, remote assets. Additionally, it includes our WISP and telecommunications products which address the needs of rural service providers to serve customers with wireless, high-speed data beyond the reach of traditional terrestrial networks.

On March 23, 2006, we closed the private placement of shares of common stock, a convertible note, a senior secured note and warrants to purchase common stock with Goldman, Sachs & Co. in exchange for $25,000,000 (the "2006 Financing"). In the 2006 Financing we issued (a) 1,353,365 shares of our common stock, (b) a $10,000,000 10% Convertible Note (the "$10,000,000 2006 Convertible Note"), (c) a $7,500,000 9.5% Senior Secured Note (the "$7,500,000 2006 Senior Secured Note"), and (d) warrants to purchase 298,617 shares of our common stock, all of which were exercised in 2006. Our net proceeds from the 2006 Financing were $23,400,000.

On March 28, 2007, we closed the private placement of a convertible note with Goldman, Sachs, & Co. in exchange for $35,000,000, which included $17,500,000 of new funding and $17,500,000 of which we used to pay off the $10,000,000 2006 Convertible Note and $7,500,000 2006 Senior Secured Note described above. See "—Subsequent Events") and note 20 of our 2006 annual Consolidated Financial Statements.

## Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations is based upon our 2006 annual Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates, judgments and assumptions under different conditions.

Our critical accounting policies are described in the notes to our 2006 annual Consolidated Financial Statements as of and for the year ended December 31, 2006. We determined these critical policies by considering accounting policies that involve the most complex or subjective decisions or assessments. We believe our most critical accounting policies include the following:

### *Revenue Recognition*

We generate revenues from sales of our products. As of December 31, 2006, our revenues from services were not significant. Our products are off-the-shelf products, sold "as is," without further adjustment or installation. When establishing a relationship with a new customer, we also may sell these products together as a package, in which case we typically ship products at the same time to the customer.

We record revenues from our products when (a) persuasive evidence of an arrangement exists; (b) delivery has occurred and customer acceptance requirements have been met, if any, and we have no additional obligations; (c) the price is fixed or determinable; and (d) collection of payment is reasonably assured. Our standard sales terms generally do not include customer acceptance provisions. However, if there is a right of return, customer acceptance provision or uncertainty about customer acceptance, we defer the associated revenue until we have evidence of customer acceptance.

Emerging Issues Task Force ("EITF") No. 00-21, "Revenue Arrangements with Multiple Deliverables," addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. Our multiple deliverables arrangements are those arrangements with new customers in which we sell our products together as a package. Because we deliver these off-the-shelf products at the same time and the four revenue recognition criteria discussed above are met at that time, the adoption of EITF No. 00-21 had no impact on our financial position and results of operations.

We recognize revenues related to the exclusivity provisions contained in the equipment purchase agreement with ANI described in note 4 of our 2006 annual Consolidated Financial Statements on a straight line basis, over the 10-year term of that agreement.

### *Impairment of Long-Lived Assets and Intangible Assets*

Statement of Financial Accounting Standards ("SFAS") No. 144 requires that long-lived assets, including definite life intangible assets to be held and used or disposed of by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under SFAS No. 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount, we would recognize an impairment loss and would write down the assets to their estimated fair values.

### *Employee Stock-Based Compensation*

Prior to January 1, 2006, we accounted for employees' stock-based compensation under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25, "Accounting for

Stock Issued to Employees" ("APB 25") and related interpretations. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," we disclosed pro forma information, assuming we had accounted for employees' stock-based compensation using the fair value-based method defined in SFAS 123.

Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), "Share-based Payment" ("SFAS 123(R)"). SFAS 123(R) supersedes APB 25 and related interpretations and amends SFAS No. 95, "Statement of Cash Flows." SFAS 123(R) requires that awards classified as equity awards be accounted for using the grant-date fair value method. The fair value of stock options is determined based on the number of shares granted and the price of our common stock, and determined based on the Black-Scholes, Monte Carlo and the binomial option-pricing models, net of estimated forfeitures. We estimated forfeitures based on historical experience and anticipated future conditions. The Monte Carlo valuation model is used only for stock options granted to executives in 2005 and 2006 if vesting is subject to market condition criteria.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107"). SAB 107 provides supplemental implementation guidance on SFAS 123(R), including guidance on valuation methods, inventory capitalization of stock-based compensation cost, income statement effects, disclosures and other issues. SAB 107 requires stock-based compensation to be classified in the same expense line items as cash compensation. We applied the provisions of SAB 107 in our adoption of SFAS 123(R). In addition, we have reclassified stock-based compensation from prior periods to correspond to current period presentation within the same operating expense line items as cash compensation paid to employees.

We elected to recognize compensation cost for an option granted with service conditions that has a graded vesting schedule using the accelerated multiple-option approach.

We elected to adopt the modified prospective transition method permitted by SFAS 123(R). Under this transition method, we implemented SFAS 123(R) as of the first quarter of 2006 with no restatement of prior periods. The valuation provisions of SFAS 123(R) apply to new awards and to awards modified, repurchased or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of January 1, 2006 are recognized over the remaining service period using the grant-date fair value of those awards as calculated for pro forma disclosure purposes under SFAS 123.

In November 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. SFAS 123(R)-3 "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." We have elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool related to the tax effects of employee stock-based compensation, which is available to absorb tax deficiencies recognized after adoption of SFAS 123(R).

As of January 1, 2006, the cumulative effect of our adoption of SFAS 123(R) was not material.

***Inventory***

We regularly monitor inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of future product demand and production requirements. Although we make every effort to ensure that are forecasts of future product demand are accurate, any significant unanticipated changes in demand or technological developments would significantly impact the value of our inventory and reported operating results. If actual market conditions differ from our assumptions, additional provisions may be required. Our estimate of future

product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. If we later determine that our inventory is overvalued, we would be required to recognize such costs in our costs of sales at the time of such determination. If we later determine that our inventory is undervalued, we may have overstated our costs of sales in previous periods and would be required to recognize additional operating income only when the undervalued inventory was sold.

Consistent with our inventory evaluation policy described above, we recognized inventory provisions of $514,000 and $1,760,000 during the years ended December 31, 2006 and 2005, respectively, resulting from our requirement to order or build inventory in advance of anticipated sales. We recognized these provisions to account for excess inventory resulting from longer than expected sales cycle and customer acceptance of our product.

We adopted the provisions of FASB Statement No. 151, "Inventory Costs," as of January 1, 2006, which did not have a material effect on our financial statements. This statement requires that abnormal idle facility expenses be recognized as current-period charges, and that allocation of fixed production overhead costs to inventory be based on normal capacity of the production facility.

*Short-Term Investments*

We have designated our investments in debt securities as available-for-sale. Available-for-sale securities are carried at fair value, which is determined based upon the quoted market prices of the securities, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a component of stockholders' equity until realized. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income, net. We view our available-for-sale portfolio as available for use in our current operations. Accordingly, we have classified all investments as short-term under "short-term investments," even though the stated maturity date may be one year or more beyond the current balance sheet date. Interest, amortization of premiums, accretion of discounts and dividends on securities classified as available-for-sale are included in interest income, net.

We recognize an impairment charge when the decline in the fair values of these investments below their cost basis is deemed to be other-than-temporary. We consider various factors in determining whether to recognize an impairment charge, including the length of time and the extent to which the fair value has been below the cost basis, the current financial condition of the investee and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

*Fair Value of Financial Instruments*

The fair value of our financial instruments included in working capital approximates carrying value. The Syntek Promissory Note described in note 7 of our 2006 annual Consolidated Financial Statements and the $10,000,000 2006 Senior Secured Note and $7,500,000 2006 Convertible Note (each as described in note 11 of our 2006 annual Consolidated Financial Statements) are presented in the Balance Sheets as "Long-Term Liabilities," at their estimated fair value.

*Debt Issuance Costs*

Costs incurred in the issuance of the $10,000,000 2006 Convertible Note and $7,500,000 2006 Senior Secured Note included warrants to purchase shares of our common stock issued to our financial advisor and cash payments to legal and financial advisors. The fair value of these warrants was determined based on the Black-Scholes option-pricing model. Issuance costs are deferred and amortized as a component of interest expense over the periods from issuance through the first redemption date.

**Recent Accounting Pronouncements**

In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140" ("SFAS 155"). This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation in accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), with changes in fair value of such hybrid financial instrument recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under SFAS 133.

SFAS 155 is effective for all financial instruments acquired or issued by us beginning as of January 1, 2007. Our adoption of SFAS 155 is not expected to have a material effect on our consolidated financial statements or results of operations.

In July 2006, FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109" ("FIN 48"). FIN 48 prescribes a comprehensive model for recognizing, measuring and presenting in the financial statements tax positions taken or expected to be taken on a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties and disclosure requirements for uncertain tax positions. FIN 48 is effective for us beginning as of January 1, 2007. The provisions of FIN 48 must be applied to all tax positions upon initial adoption of this interpretation. Only tax positions that meet the 'more likely than not' recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. We are currently assessing the impact that adoption of FIN 48 will have on our consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), which provides interpretive guidance on the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not result in corrections of our consolidated financial statements.

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. SFAS 157 will be effective for us beginning as of January 1, 2008, although earlier adoption is encouraged. We are currently evaluating the impact of the provisions of SFAS 157 on our consolidated financial position and results of operations.

In June 2006, EITF reached a consensus on Issue No. 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)" ("EITF 06-03"). EITF 06-03 relates to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction. EITF 06-03 states that the presentation of the taxes, either on a gross or net basis, is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board Opinion No. 22, "Disclosure of Accounting Policies," if those amounts are significant. We must adopt EITF 06-03 for interim and annual reporting periods beginning January 1, 2007. We do not expect that adoption of EITF 06-03 will have a material effect on our consolidated financial position or results of operations.

In February 2007, FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This standard permits companies to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. This statement will be effective for us beginning

January 1, 2008. We are currently evaluating the impact that the adoption of SFAS 159 will have on our consolidated financial statements.

**Results of Operations**

***Revenues***

Revenues were $8,000,000, $2,367,000 and $6,094,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Revenues from our Cable Solutions segment were $1,084,000, $174,000 and $0 for the years ended December 31, 2006, 2005 and 2004, respectively. Revenues from our Wireless Solutions segment were $6,916,000, $2,193,000 and $6,094,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

This increase in revenues for the year ended December 31, 2006 was primarily due to $6,721,000 of revenue from our Wireless Solutions segment for products sold to ANI, a related party as discussed in note 4 of our 2006 annual Consolidated Financial Statements (which included sales of products of $6,318,000, income related to an exclusivity payment of $300,000 and product maintenance of $103,000), and $1,084,000 of revenue from our Cable Solutions segment for products sold primarily to a top five MSO. The revenue we recognized from ANI related to ANI's initial purchase order for $10,000,000 and its first exclusivity payment of $4,000,000, which satisfied ANI's requirements for exclusivity in the first year of the equipment purchase agreement. As of December 31, 2006, we had not received the second $4,000,000 exclusivity payment. We recognize the exclusivity payments over the 10-year term of the equipment purchase agreement.

The decrease in our revenues for the year ended December 31, 2005 compared to the revenues reported for the year ended December 31, 2004 mainly resulted from: (a) the change in our strategic direction in favor of utility and cable markets, and (b) the closing of our China office and international sales department which had generated revenues of $757,000 and $4,569,000 for the years ended December 31, 2005 and 2004, respectively. Revenues from the sale of inventory previously written down to $0 for the years ended December 31, 2006, 2005 and 2004 was $0, $0 and $1,014,000, respectively.

Our revenue is concentrated among relatively few customers, as set forth in the following table. Though our principal revenue-generating customers are likely to vary on a quarterly basis, we anticipate that our revenues will remain concentrated among a few customers for the foreseeable future.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Customer A (related party) | 84% | — | — |
| Customer B | 13% | 1% | — |
| Customer C | 1% | 45% | 19% |
| Customer D | — | 8% | 19% |
| Customer E | — | 2% | 13% |
| Customer F | — | — | 21% |

Sales to customer A were from our Wireless Solutions segment. We expect that a significant source of our revenues in 2007 and beyond will come from our Cable Solutions segment rather than our Wireless Solutions segment.

***Cost Reduction Program***

In August 2005, we implemented a cost reduction program whereby we reviewed the size and composition of our workforce and made adjustments after evaluating a variety of factors. In connection with this program, we reduced our workforce by approximately 16% in the United States and Israel, and recorded approximately $360,000 in a one-time cash severance payment and related expenses. This cost reduction did not require us to terminate any contractual obligations or require us to incur other material associated costs.

*Cost of Revenues*

Cost of revenues was $5,824,000, $6,583,000 and $4,232,000 for the years ended December 31, 2006, 2005 and 2004, respectively, and consisted of component and material costs, direct labor costs, warranty costs and overhead related to manufacturing our products.

The decrease in cost of revenues for the year ended December 31, 2006 compared to the year ended December 31, 2005 related to (a) impairment and amortization of technology of $2,014,000 in the year ended December 31, 2005, (b) reimbursement from our insurance company of $710,000 in the year ended December 31, 2006 for inventory damages written down in previous years, and (c) a decrease in inventory valuation and non-cancelable purchase commitments write-downs from $2,050,000 in the year ended December 31, 2005 to $424,000 in the year ended December 31, 2006, resulting from our requirement to order or build inventory in advance of anticipated sales.

The increase in cost of revenues for the year ended December 31, 2005 compared to the year ended December 31, 2004 related to (a) impairment and amortization of technology of $2,014,000 and $194,000 and (b) inventory valuation and non-cancelable purchase commitments write-downs of $2,050,000 and $0 for the years ended December 31, 2005 and 2004, respectively, resulting from our requirement to order or build inventory in advance of anticipated sales.

We took these inventory write-downs to account for excess inventory resulting from longer than expected sales cycle and customer acceptance of our products. Based on our experience in prior years in which we sold inventory that was previously written down, it is possible that in the future we may sell some or even a significant portion of the written-down inventory. However, due to the fact that we cannot predict when, if ever, such inventory will be sold given the lack of visibility and lack of acceptable predictability into our sales cycle, we have determined to record the write-down described above. Cost of revenues does not include $0, $0 and $435,000 related to inventories previously written-down to $0 during the years ended December 31, 2006, 2005 and 2004, respectively.

We anticipate that our gross margins will continue to fluctuate based on our product and customer mix, revenue level and inventory valuations.

***Research and Development***

Our research and development expenses were $11,216,000, $11,195,000 and $6,934,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Of these expenses, $6,717,000, $6,043,000 and $2,110,000 were from our Cable Solutions segment and $4,499,000, $5,152,000 and $4,824,000 were from our Wireless Solutions segment for the years ended December 31, 2006, 2005 and 2004, respectively. These expenses consisted primarily of personnel, facilities, equipment and supplies. A majority of our research and development activities are conducted in our facility in Israel and are charged to operations as incurred.

The increase in our research and development expenses related to our Cable Solutions segment for the year ended December 31, 2006 compared to expenses reported for the year ended December 31, 2005 resulted from an increase in non-cash expenses related to stock option grants from $142,000 to $511,000 and an increase in salaries and compensation from $3,003,000 to $3,380,000 during the years ended December 31, 2005 and 2006, respectively. This amount was partly offset by a decrease in professional fees from $255,000 to $109,000 during the years ended December 31, 2005 and 2006, respectively.

The increase in our research and development expenses for the Cable Solutions segment for the year ended December 31, 2005 compared to those reported for the year ended December 31, 2004, resulted from the consolidation of Xtend with our operations beginning July 1, 2004. In addition, research and development expenses increased as a result of an increase in workforce in 2005 compared to the workforce in 2004 and the diversification of our business to the Cable Solutions segment.

The decrease in our research and development expenses related to the Wireless Solutions segment for the year ended December 31, 2006 compared to the year ended December 31, 2005 resulted from (a) a decrease of raw material purchases from $1,081,000 to $796,000, (b) a decrease in our salaries and compensation from $2,604,000 to $2,289,000 and (c) a decrease in overhead expenses from $778,000 to $651,000 during the years ended December 31, 2005 and 2006, respectively. This decrease was partly offset by an increase in non-cash expenses related to stock option grants from $81,000 to $309,000 during the years ended December 31, 2005 and 2006, respectively.

We anticipate that our research and development workforce will increase in future periods as we increase our efforts in our Cable Solutions segment to penetrate the cable market and meet the demands of our cable customers.

*Acquisition of In-Process Research and Development*

On June 30, 2004, we acquired all of the outstanding shares of Xtend. The projects allocated to in-process research and development of $1,402,000 represented the fair value of purchased in-process technology for research projects that, as of acquisition date, did not reach technological feasibility and had no alternative future use, and, in accordance with GAAP, were charged to operating expenses upon acquisition.

*Sales and Marketing*

Sales and marketing expenses were $9,261,000, $9,912,000 and $8,065,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Sales and marketing expenses consisted of salaries and related costs of sales and marketing employees, consulting fees and expenses for travel, trade shows, market research, branding and promotional activities. The decreased amount in the year ended December 31, 2006 reflected our decreased workforce resulting from our cost reduction program implemented in August 2005.

Sales and marketing expenses for our Cable Solutions segment were $6,612,000, $5,610,000 and $3,223,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The increase in sales and marketing expenses for our Cable Solutions segment in the year ended December 31, 2006 compared to the year ended December 31, 2005 resulted from increased charges for stock-based compensation of $1,412,000 compared to $126,000 during the year ended December 31, 2005. This increase was partly offset by a decrease in our salaries, compensation and recruiting fees from $3,284,000 to $3,037,000 during the years ended December 31, 2005 and 2006, respectively.

Sales and marketing expenses for our Wireless Solutions segment were $2,649,000, $4,302,000 and $4,842,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The decrease in our sales and marketing expenses during the year ended December 31, 2006 resulted from the closings of our China office and our international sales department during 2005. During 2006, we relocated our wireless sales and marketing support facilities from Palo Alto, California to Norcross, Georgia, and decreased our workforce. Given this reduction and our general de-emphasis of our Wireless Solutions segment, we anticipate that sales and marketing expenses of our Wireless Solutions segment will decrease in future periods.

The increase in sales and marketing expenses for our Cable Solutions segment in the year ended December 31, 2005 compared to the year ended December 31, 2004 resulted from (a) consolidation of Xtend with our operations beginning July 1, 2004, (b) increased sales and marketing workforce compared to December 31, 2004, (c) increased expenses related to trade shows and promotional activities and (d) increased expenses related to new market potential and market research as part of our efforts to diversify our business to the Cable Solutions segment.

Sales and marketing expenses for our Cable Solutions segment for the year ended December 31, 2004 included $1,200,000 accrued for a relocation bonus to an Xtend employee, which we paid in January 2005.

We anticipate that our sales and marketing workforce will increase in future periods as we increase our efforts in our Cable Solutions segment to penetrate the cable market and meet the demands of our customers.

*General and Administrative*

General and administrative expenses were $8,919,000, $5,763,000 and $5,896,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Of these expenses, $2,648,000, $751,000 and $253,000 were from our Cable Solutions segment and $6,271,000, $5,012,000 and $5,643,000 were from our Wireless Solutions segment in the years ended December 31, 2006, 2005 and 2004, respectively. General and administrative expenses consisted primarily of personnel and related costs for general corporate functions, including finance, accounting, Sarbanes-Oxley Act of 2002 related implementation, strategic and business development and legal.

During the three months ended December 31, 2006, we finalized the consolidation of our corporate headquarters in Palo Alto, California with our sales office in Norcross, Georgia. We expect that this move to a single location will enable us to reduce costs over time, to improve our access to top cable industry talent and to improve our location efficiencies and controls. We expect that the one-time increases in general and administrative expenses due to relocation expenses and personal changes will be offset by reduced facility charges.

The increase in general and administrative expenses during the year ended December 31, 2006 compared to the year ended December 31, 2005 resulted from (a) an increase of $2,848,000 in our non-cash stock-based compensation charges and (b) an increase of $983,000 in salaries and severance compensation and recruiting expenses, primarily related to the relocation of our corporate offices and Wireless Solutions segment to Norcross, Georgia and accrual of a one-time severance provision of $300,000 in connection with the employment agreement of Davidi Gilo, our Chairman of the Board who also formerly served as our Chief Executive Officer. These increases were partly offset by a decrease in travel expenses of $753,000 for the year ended December 31, 2006 compared to the same period in 2005.

General and administrative expenses also included expenses of $27,000, $742,000 and $770,000 for the years ended December 31, 2006, 2005 and 2004, respectively, related to an aircraft time sharing agreement through an unaffiliated third party management company, in connection with several charters of an aircraft for business travel for Davidi Gilo.

We expect general and administrative expenses to increase in the year ended December 31, 2007 compared to the year ended December 31, 2006 given the recent split of our chief executive and chairman function between two employees, and as we continue to search for talented cable industry talent, implement internal controls over financial reporting relating to compliance with the Sarbanes-Oxley Act and execute our strategic plans and business development efforts focused on our Cable Solutions segment.

*Restructuring Charges*

During the year ended December 31, 2005, we recorded restructuring income adjustments of $875,000, resulting from a decrease in the fair value of our stock, compared to $21,000 restructuring expenses for the year ended December 31, 2004. The restructuring program that we undertook in 2001 resulted in income reported for the year ended December 31, 2005 from an adjustment with respect to variable stock compensation related to a former officer. This former officer exercised the majority of

his stock options in 2005; accordingly, we no longer account for these stock options under variable plan accounting.

*Impairment and Amortization of Intangible Assets*

On June 30, 2004, we acquired all of the outstanding shares of Xtend. As part of this acquisition, we: (a) issued 1,398,777 shares of our common stock valued at $8,492,000; (b) paid $2,970,000 for non-competition agreements with certain Xtend employees; (c) paid $269,000 to certain Xtend option holders and employees for the cancellation of their Xtend options; and (d) paid other related expenses of $578,000.

In addition, we provided a promissory note in the principal amount of $6,500,000, originally payable on March 31, 2007 (the "Syntek Promissory Note"). We accounted for this amount as contingent consideration since it was payable only if we were unable to meet certain key provisions. See also note 7 to our 2006 annual Consolidated Financial Statements.

At the time of the acquisition, Xtend was a development stage company that had not yet commenced its planned principal operations; therefore, we accounted for the acquisition as an acquisition of net assets pursuant to the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." Accordingly, we allocated the purchase price to the individual assets acquired and liabilities assumed, based on their relative fair values, and we recorded no goodwill. As of June 30, 2004, the tangible and intangible net assets acquired consisted of the following (in thousands of U.S. $):

| | |
|---|---|
| Tangible assets acquired and liabilities assumed: | |
| Cash and cash equivalents | $ 3,191 |
| Other current assets | 481 |
| Property and equipment, net | 325 |
| Current liabilities | (937) |
| Total net tangible assets acquired | $ 3,060 |
| Intangible assets acquired: | |
| Existing technology | 2,208 |
| In-process research and development | 1,402 |
| Non-competition agreements | 2,941 |
| Exclusive sales agreement | 2,450 |
| Workforce | 248 |
| Total intangible assets acquired | 9,249 |
| Total tangible and intangible net assets acquired | $12,309 |
| Payment made in cash (including expenses) | $ 3,817 |
| Payment made by issuance of common stock | 8,492 |
| Total purchase price | $12,309 |




The amount allocated to in-process research and development represented the fair value of purchased in-process products or projects that, as of the acquisition's closing date, had not reached technological feasibility and had no alternative future use. Accordingly, we charged this in-process research and development to our Consolidated Statements of Operations as of such date.

Intangible assets acquired are amortized using the straight-line method over their estimated useful lives as follows: existing technology acquired in the Xtend acquisition over six years, non-competition agreements over approximately three years, exclusive sales agreement over four and one-half years and workforce over one year.

Amortization of intangible assets acquired for the years ended December 31, 2005 and 2004 was $1,914,000 and $1,045,000, respectively, consisting of the amortization of existing technology of $366,000 and $194,000, respectively; non-competition agreements of $883,000 and $442,000, respectively; an exclusive sales agreement of $541,000 and $285,000, respectively; and workforce of $124,000 and $124,000, respectively.

On December 16, 2005, we amended key provisions of the Syntek Promissory Note as follows: (a) the maturity date was extended by one year from March 31, 2007 to March 31, 2008; and (b) the provision that would have allowed the holder to accelerate the Syntek Promissory Note if the sum of our cash, cash equivalents, short-term investments and accounts receivables, net of short-and long-term debt, was less than $20,000,000 on December 31, 2005 or June 30, 2006 was waived. We determined that, as of the time of the amendment of the Syntek Promissory Note and immediately prior to its amendment, the contingency had been resolved and, therefore, we recorded $6,500,000 as additional consideration paid in the acquisition. This resulted in an increase to the intangible assets acquired.

At the time of the amendment of the Syntek Promissory Note, our focus was on the residential market for MSOs, rather then the commercial market for MSOs, which was our focus at the time we acquired Xtend. This required us to invest additional efforts in the development of suitable technology and products. Given this change in focus, and in conjunction with our ongoing review of the carrying value of our intangible assets, we determined that, in accordance with SFAS No. 144, an impairment test of intangible asset was required.

The fair value of the intangible assets was estimated by management with the assistance of an independent third party appraiser, based upon future expected discounted cash-flows as of December 31, 2005. Based on this appraisal, by using a weighted discounted cash flow model for the estimation of a fair value of group of assets as set forth in SFAS No. 144, together with other facts and circumstances, we decided to record an impairment charge of $11,388,000 related to the full remaining carrying value of the intangible assets as of December 31, 2005. For additional information, see notes 7 and 8 of our 2006 annual Consolidated Financial Statements.

*Gain Resulting from Amendment of Promissory Note*

In addition to the impairment performed on the acquired intangible assets, we estimated the fair value of the Syntek Promissory Note at $3,967,000 and recorded this amount as a long-term liability under "Promissory note" in our Consolidated Balance Sheet. The $2,533,000 difference between the value of the amended Syntek Promissory Note and the original Syntek Promissory Note was recorded as "Gain Resulting from Amendment to Promissory Note" in the Consolidated Statements of Operations. In future periods we will record an accretion to the value of the amended Promissory Note up to $6,500,000. This accretion of $2,533,000 will be recorded as finance expenses during the remaining term of the Syntek Promissory Note, unless the note is cancelled. For the year ended December 31, 2006, we recorded an increase of $1,111,000 in interest expenses related to the Syntek Promissory Note. For additional information, see notes 7 and 16 of our 2006 annual Consolidated Financial Statements.

*Financial Income (Financial Expenses), Net*

Financial Income (Financial Expenses), net includes interest income from investment and foreign currency remeasurement gains and losses. Net interest expense in 2006 was $1,691,0000 compared to net interest income of $401,000 and $508,000 in the years ended December 31, 2005 and 2004, respectively. Net interest expense increased due to increased interest on our Syntek Promissory Note and the $10,000,000 2006 Convertible Note and $7,500,000 2006 Senior Secured Note issued to Goldman, Sachs & Co. in March 2006. These increases were partially offset by interest income derived mainly from our cash and short-term investment balances.

During the year ended December 31, 2006, we recognized an other-than-temporary impairment in our available-for-sale securities of $42,000 and realized losses of $42,000. During the year ended December 31, 2005, we recognized $45,000 of realized losses from the sale of debt securities before their maturity and an other-than-temporary investment impairment of $126,000. Our recognition of the other-than-temporary investment impairment is due to the effect of rising interest rates on our fixed-interest debt investments that we potentially may not hold until maturity. Our interest income is derived from our cash and short-term investment balances.

In 2007 and beyond, we will incur increased interest expenses as a result of our 2007 Financing with Goldman, Sachs & Co. In the 2007 Financing, we issued a $35,000,000 Convertible Note which bears an annual interest rate of 5%. We used $17,500,000 of the proceeds received in the 2007 Financing to pay off the $10,000,000 2006 Convertible Note which bore an annual interest rate of 10% and the $7,500,000 2006 Senior Secured Note which bore an annual interest rate of 9.5%. Interest expenses for the year ended December 31, 2007 will reflect interest paid on the $10,000,000 2006 Convertible Note and $7,500,000 2006 Senior Secured Note from January 1, 2007 to March 29, 2007, plus the amortization of deferred expenses incurred as part of the 2006 Financing. Beginning March 29, 2007, we will incur interest expenses on the $35,000,000 Convertible Note which bears an annual interest rate of 5%. Interest expenses also will increase given the accretion to the value of the Syntek Promissory Note. Unless the Syntek Promissory Note is cancelled, we will record total accretion of $2,533,000 throughout its term beginning January 1, 2006, of which we recorded $1,111,000 during the year ended December 31, 2006.

***Income Taxes***

Our tax rate reflects a mix of the federal and state taxes on our United States income and Israeli tax on non-exempt income. As of December 31, 2006, we had United States federal net operating loss carryforwards of approximately $55,100,000, which will expire between 2011 through 2026 and net operating losses of approximately $40,200,000 expiring in the years 2008 through 2016. The utilization of net operating loss carryforwards may be subject to substantial annual limitations if there has been a significant "change in ownership." Any "change in ownership," as defined in Section 382 of the Internal Revenue Code, may substantially limit our utilization of the net operating losses.

As of December 31, 2006, our Israeli subsidiaries, had net operating loss carryforwards of approximately $96,000,000. The Israeli loss carryforwards have no expiration date.




Our Israeli subsidiaries have been granted "approved enterprise" status for several investment programs. The "approved enterprise" status entitles these subsidiaries to receive tax exemption periods, ranging from two to six years, on undistributed earnings commencing in the year in which the subsidiaries attain taxable income. In addition, this "approved enterprise" status provides a reduced corporate tax rate of between 10% to 25% (as opposed to the usual Israeli corporate tax rate of 31% for 2006) for the remaining term of the program based on the program's proportionate share of income.

Since our Israeli subsidiaries do not have taxable income, the tax benefits periods have not yet commenced. The subsidiaries' losses are expected to offset certain future earnings of the subsidiaries during the tax-exempt period; therefore, the utilization of the net operating losses will generate no tax benefits. Accordingly, deferred tax assets from such losses have not been included in our 2006 annual Consolidated Financial Statements. We are entitled to the above benefits if the subsidiaries fulfill conditions stipulated by the law, regulations published thereunder and instruments of approval for the specific investments in approved enterprises.

One of our subsidiaries is taxed at the regular Israeli corporate tax rate. Following a series of changes in Israeli tax rates, the corporate tax rates are as follows: 2004: 35%, 2005: 34%, 2006: 31%, 2007: 29%, 2008: 27%, 2009: 26% and for 2010 and thereafter: 25%.

On January 1, 2003, the Israeli Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, as amended, known as the "Tax Reform," came into effect. The Tax Reform is aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income. Pursuant to these reforms, we have chosen to grant options without a trustee intermediary under our 2000 Plan to employees (excluding controlling stockholders) of our subsidiaries who are Israeli tax residents. This permits employees to exercise stock options and sell shares of common stock without the holding period requirements and other restrictions imposed upon options granted through a trustee intermediary. In the absence of a trustee intermediary, the Tax Reform generally permits such employees to recognize ordinary income at the time the employee sells the shares, rather than on the date of grant or exercise, but precludes us from deducting the resulting expense for tax purposes at any time.

We have provided a full valuation allowance against our United States federal and state deferred tax assets because the future realization of the tax benefit is not sufficiently assured.

***Charges for Stock-Based Compensation***

Charges for stock-based compensation for the year ended December 31, 2006 were $5,402,000 compared to net income of $318,000 and expenses of $669,000 for the years ended December 31, 2005 and 2004, respectively. The stock-based compensation charges resulted from (a) a separation agreement, including income adjustments of $786,000 and expenses of $21,000 for each of the years ended December 31, 2005 and 2004, respectively, associated with the termination of a former officer, which we recorded as a restructuring adjustment and (b) stock option grants to service providers and employees accounted for on the fair value based method.

The charges for stock-based compensation relating to the continuing operations were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (in thousands of U.S. $) | | |
| Cost of products sold | $ 83 | $ 11 | — |
| Research and development | $ 820 | $ 223 | $ 80 |
| Sales and marketing | $1,543 | $ 126 | $555 |
| General and administrative | $2,956 | $ 108 | $ 13 |
| Charge for (reversed of) restructuring | — | $(786) | $ 21 |

***Discontinued Operations***

Profit and loss of the discontinued operations were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (in thousands of U.S. $) | | |
| Income (loss) from operations | — | $(25) | $64 |
| Other income (see below) | $78 | 456 | — |
| Interest income, net | — | — | 3 |
| Income from discontinued operations | $78 | $431 | $67 |

In 2003, we ceased the software business operated by Shira Computers Ltd. ("Shira"), our wholly-owned subsidiary, and terminated all of Shira's employees. Prior to that time, Shira operated in our "Software Products" segment. The cessation of Shira's operations represented a disposal of a business segment under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). Accordingly, we classified the results of the Software Products segment as discontinued operations, and reclassified prior periods accordingly. We settled all severance expenses and termination of contractual obligations of $82,000 as of December 31, 2004. We did not incur any severance expenses or termination of contractual obligations, during the years ended December 31, 2005 and 2006.

On March 31, 2005, we sold all of our shares of Shira stock. As consideration for the sale, the Shira purchasers assumed all liabilities of Shira totaling $270,000 and are required to pay us 22.5% to 42.5% of the proceeds that they receive upon any subsequent sale of Shira or its assets, without a limitation of time. Upon closing of the sale in March 2005, we recorded an initial gain of $290,000 as discontinued operations. During the years ended December 31, 2006 and 2005, we received an additional $78,000 and $166,000, respectively, from the Shira purchasers. See note 13 of our 2006 annual Consolidated Financial Statements.

**Liquidity and Capital Resources**

Since inception, we have financed our operations principally through bank borrowings and other loans and equity sales of our common stock for approximately $157,900,000. In 2006, we sold shares of common stock and warrants and issued the 2006 Convertible Note and 2006 Senior Secured Note to Goldman, Sachs & Co., which resulted in net proceeds of approximately $23,400,000. As of December 31, 2004, through open market transactions, we repurchased 557,800 shares under the repurchase program for a total of $11,400,000. We did not repurchase shares of our common stock during 2005 or 2006.

As of December 31, 2006, our principal source of liquidity was $18,688,000 of cash, cash equivalents and short-term investments. On March 28, 2007, we closed the private placement of a convertible note with Goldman, Sachs, & Co. in exchange for the $35,000,000 Convertible Note, which included $17,500,000 of new funding and $17,500,000 of which we used to pay off the $10,000,000 2006 Convertible Note and $7,500,000 2006 Senior Secured Note. See "—Subsequent Events" and note 20 of our 2006 annual Consolidated Financial Statements. We believe this cash, coupled with our anticipated cash flows from operations, will be sufficient to meet our operating and capital expenditures for a period of one year beyond the date of such financial statements.




Our consolidated financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. We have experienced significant losses from operations since our incorporation. For the year ended December 31, 2006, we incurred a net loss of $29,426,000 and had an accumulated deficit of $264,576,000. Our ability to continue as a going concern will depend upon our ability to raise additional capital or attain profitable operations. In addition, we continue to seek to expand our revenue base by adding new customers. Failure to secure additional capital or to expand our revenue base to achieve profitability, would likely result in our depleting our available funds and not being able to pay our obligations when they become due. The accompanying annual Consolidated Financial Statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result if we are unable to continue as a going concern.

Cash used in operations was $16,722,000, $27,676,000 and $16,283,000 for the years ended December 31, 2006, 2005 and 2004, respectively. We expect to continue to incur losses in the foreseeable future.

*Net Cash Used in Operating Activities*

Net cash used in operating activities was $16,722,000, $27,676,000 and $16,283,000 for the years ended December 31, 2006, 2005 and 2004, respectively. During the year ended December 31, 2006, we used cash primarily to (a) fund our net loss which included non-cash charges related to (i) depreciation and amortization of $850,000, (ii) write-downs of inventory of $514,000, (iii) financing expenses of $1,470,000 resulting from accretion of our Syntek Promissory Note, $10,000,000 2006 Convertible Note and $7,500,000 2006 Senior Secured Note, and (iv) stock-based compensation expenses of $5,402,000; (b) increase inventory by $385,000, (c) increase other current assets by $61,000; (d) decrease trade payables and accrued liabilities by $814,000; (e) increase related parties' accounts receivable by $991,000; (f) decrease account receivables by $674,000; (g) increase deferred revenues from a related party by $3,795,000 and (h) increase our liability for employee rights upon retirement by $651,000.

During the year ended December 31, 2005, we used cash primarily to (a) fund our net loss which included non-cash charges related to (i) depreciation and amortization of $2,914,000, (ii) write-downs of inventory of $1,760,000, (iii) impairment of intangible assets of $11,388,000, (iv) gains resulting from amendment of our Syntek Promissory Note of $2,533,000, and (v) stock-based compensation income of $318,000; (b) increase inventory by $952,000 as a result of our then current strategy to penetrate the Wireless Solutions segment; (c) increase other current assets by $158,000; (d) reduce trade payables and accrued liabilities by $1,256,000; and (e) reduce account receivables by $169,000.

*Net Cash Provided by (Used in) Investing Activities*

Net cash provided by (used in) investing activities was $(4,428,000), $23,018,000 and $6,593,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

During the year ended December 31, 2006, cash used for the purchase of short-term investments was $3,872,000. Net purchases of property and equipment were $382,000, primarily related to investment in equipment for research and development and manufacturing.

During the year ended December 31, 2005, proceeds consisted of the sale of short-term investments and maturities, which were offset by the purchase of short-term investments of $29,519,000, a restricted cash deposit of $5,000,000 for an irrevocable letter of credit relating to our Syntek Promissory Note and purchases of property and equipment of $1,339,000 primarily related to investment in equipment for the research and development and manufacturing, and for leasehold improvements to our new facilities in Israel.

*Net Cash Provided by Financing Activities*

Net cash provided by financing activities was $26,018,000, $1,694,000 and $2,272,000 for the years ended December 31, 2006, 2005 and 2004, respectively. During the year ended December 31, 2006, we received net proceeds from the 2006 Financing with Goldman, Sachs & Co. of approximately $23,400,000, as described above in "—Overview," and $2,615,000 from exercises of stock options.

During the year ended December 31, 2005, we received $676,000 from exercises of stock options and repayment of a note receivable of $1,018,000 from our former chief executive officer.

## Selected Quarterly Data

The following table presents unaudited quarterly financial information for each of the four quarters in the years ended December 31, 2006 and 2005. You should read this information in conjunction with our 2006 annual Consolidated Financial Statements and the accompanying notes.

| | Quarter Ended | | | |
|---|---|---|---|---|
| | December 31, 2006 | September 30, 2006 | June 30, 2006 | March 31, 2006 |
| | (in thousands of U.S. $, except per share data) | | | |
| **Statements of Operations data:** | | | | |
| Revenues | | | | |
| Revenues | $ 413 | $ 161 | $ 136 | $ 569 |
| Revenues from related party | 1,343 | 953 | 2,625 | 1,800 |
| Total revenues | $ 1,756 | $ 1,114 | 2,761 | 2,369 |
| Cost of revenues | | | | |
| Cost of products sold | 354 | 133 | 52 | 318 |
| Cost of products sold, related party | 1,085 | 795 | 1,881 | 1,492 |
| Write-down of inventory and purchase commitments | 255 | 169 | — | — |
| Insurance reimbursement for damaged inventory | (710) | — | — | — |
| Total cost of revenues | 984 | 1,097 | 1,933 | 1,810 |
| Gross profit | 772 | 17 | 828 | 559 |
| Operating loss | (5,856) | (6,958) | (6,643) | (7,554) |
| Loss from continuing operations | (6,533) | (7,718) | (7,273) | (7,980) |
| Discontinued operations | — | 48 | 30 | — |
| Loss | $(6,533) | $(7,670) | $(7,243) | $(7,980) |
| Loss per share (basic and diluted): | | | | |
| Continuing operations | $ (0.36) | $ (0.43) | $ (0.41) | $ (0.50) |
| Discontinued operations | — | — | — | — |
| Loss per share (basic and diluted) | $ (0.36) | $ (0.43) | $ (0.41) | $ (0.50) |
| Weighted average number of shares of common stock outstanding | | | | |
| Basic and diluted | 18,035 | 17,956 | 17,611 | 15,859 |



| | Quarter Ended | | | |
|---|---|---|---|---|
| | December 31, 2005 | September 30, 2005 | June 30, 2005 | March 31, 2005 |
| | (in thousands of U.S. $, except per share data) | | | |
| **Statements of Operations data:** | | | | |
| Revenues | $ 286 | $ 225 | $ 1,152 | $ 704 |
| Cost of revenues | | | | |
| Cost of products sold | 375 | 453 | 997 | 694 |
| Write down of inventory and purchase commitments | — | 1,700 | 350 | — |
| Amortization and impairment of technology | 1,738 | 92 | 92 | 92 |
| Total cost of revenues | 2,113 | 2,245 | 1,439 | 786 |
| Gross (loss) profit | (1,827) | (2,020) | (287) | (82) |
| Operating loss | (17,349) | (8,886) | (8,307) | (6,957) |
| Loss from continuing operations | (14,884) | (8,911) | (8,325) | (7,003) |
| Discontinued operations | 66 | — | 100 | 265 |
| Loss | $(14,818) | $(8,911) | $(8,225) | $(6,738) |
| Loss per share (basic and diluted): | | | | |
| Continuing operations | $ (0.97) | $ (0.57) | $ (0.54) | $ (0.46) |
| Discontinued operations | 0.01 | — | $ 0.01 | $ 0.02 |
| Loss per share (basic and diluted) | $ (0.96) | $ (0.57) | $ (0.53) | $ (0.44) |
| Weighted average number of shares of common stock outstanding | | | | |
| Basic and diluted | 15,372 | 15,535 | 15,381 | 15,195 |

**Off-Balance Sheet Arrangements**

We did not undertake any off-balance sheet arrangements during the year ended December 31, 2006.

**Tabular Disclosure of Contractual Obligations**

Our known contractual obligations for the year ended December 31, 2006 are as follows:

| | Payments Due By Period | | | |
|---|---|---|---|---|
| Contractual Obligations | Total | Less than 1 year | 1 to 3 years | 3 to 5 years |
| | (in thousands of U.S. $) | | | |
| Operating Lease Obligations | $ 5,417 | $1,543 | $ 2,415 | $ 1,459 |
| Purchase Obligations | 1,136 | 1,136 | — | — |
| Syntek Promissory Note | 5,078 | — | 5,078 | — |
| 2006 Convertible Note | 14,392 | 1,000 | 3,000 | 10,392 |
| 2006 Senior Secured Note | 10,630 | 713 | 2,138 | 7,779 |
| Total | $36,653 | $4,392 | $12,631 | $19,630 |

We have purchase obligations to our suppliers that support our operations in the normal cause of business. The purchase obligations relate to our operating activities, including the purchase of raw materials for manufacturing our products and research and development activities. Some of these purchase obligations are related to our fixed assets and others require us to purchase minimum quantities of the suppliers' products at a specified price. We had purchase obligations of $1,136,000,

$1,538,000 and $2,612,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The obligations as of December 31, 2006 are expected to become payable at various times through the year ending December 31, 2007.

**Employment of Wayne H. Davis, our new Chief Executive Officer**

On March 21, 2007, we entered into an employment agreement with Mr. Davis, who will serve as our new Chief Executive Officer (the "Davis Agreement"). Mr. Davis replaces Davidi Gilo, who will continue to serve as our Chairman of the Board.

The Davis Agreement is for a three-year term, with automatic one-year renewals, subject to termination upon prior notice by either party. Mr. Davis will receive an annual base salary of $300,000, which will be reviewed on or before December 31, 2007 and thereafter based on Mr. Davis' services and our financial results. Mr. Davis may become eligible to receive an annual cash bonus up to $300,000 based on performance objectives to be agreed to by Mr. Davis and our Board of Directors. We also granted Mr. Davis a stock option to purchase 600,000 shares of our common stock subject to standard vesting for new employees: 25% vest at the one year anniversary of the grant with the remaining vesting in equal monthly installments for the next 36 months. The exercise price of the stock options is $6.31, the closing price of our common stock on March 21, 2007. Mr. Davis accrues 30 days of paid vacation for each calendar year during the term of his agreement.

If we terminate his employment without "Cause" (as defined in the Davis Agreement), (a) before the first anniversary of his employment, we must pay Mr. Davis severance equal to six months of his annual salary (without bonus), (b) after the first anniversary of his employment but on or before the second anniversary of his employment, we must pay Mr. Davis severance equal to nine months of his annual salary (without bonus), and (c) after the second anniversary of his employment, we must pay Mr. Davis severance equal to 12 months of his annual salary (without bonus).

If Mr. Davis' employment is terminated upon a "Change of Control" (as defined in the Davis Agreement), Mr. Davis shall be entitled to (a) in lieu of the severance described in the foregoing paragraph, severance equal to his annual salary plus 100% of his annual target bonus in effect during the year in which a Change of Control occurs; (b) immediate vesting of all unvested stock options; and (c) continuation of life, health, disability, vision, hospitalization, dental and other insurance coverage for one year for Mr. Davis and his spouse and dependent children. If upon a Change of Control Mr. Davis is offered employment by our successor with responsibilities substantially similar to those in the Davis Agreement and Mr. Davis does not accept the offer, 33.3% of Mr. Davis' stock options will immediately vest. If upon a Change of Control Mr. Davis accepts employment by our successor with responsibilities substantially similar to those in the Davis Agreement, 33.3% of Mr. Davis' stock options will immediately vest. If Mr. Davis terminates his employment for Good Reason (as defined in the Davis Agreement) with our successor on or after the six-month anniversary of his employment, all remaining stock options held by Mr. Davis will immediately vest.

**Transactions with James A. Chiddix, our new Vice Chairman of the Board of Directors**

***Nomination as Vice Chairman.*** On March 21, 2007, our Board of Directors nominated James A. Chiddix to serve as a Class I director. Mr. Chiddix's nomination will be submitted to our stockholders at our 2007 annual meeting of stockholders.

In accordance with our compensation policy for new directors, we granted Mr. Chiddix an option to purchase 25,000 shares of our common stock which vests in four annual installments on each anniversary of his nomination. The exercise price of the stock options at $6.31, the closing price of our common stock on March 21, 2007. Mr. Chiddix also will be granted additional option for his service on the Board of Directors as described in our proxy statement relating to the annual meting of stockholders to be held in May 2007.

Form 10-K

***Consulting Agreement.*** On March 21, 2007, we also entered into a Consulting Agreement with Mr. Chiddix pursuant to which Mr. Chiddix will receive $15,000 per month in exchange for providing certain services to us for on average 40 hours per month. Mr. Chiddix also was granted a stock option to purchase 250,000 shares of our common stock which vests in equal monthly installments over 48 months. The exercise price of the stock options is $6.31, the closing price of our common stock on March 21, 2007.

The stock options granted to Mr. Chiddix may be accelerated upon the occurrence of specified events, including certain financing events, approval of our products in identified cable companies or upon a "Change of Control" (as defined in the Consulting Agreement), as follows.

*Financing Event.* If we are a party to a Financing Event (as defined in the Consulting Agreement, which does not include the 2007 Financing) on or before December 31, 2007, and it is determined that Mr. Chiddix contributed in a material way (as defined in the Consulting Agreement) to the Financing Event, then 30,000 of Mr. Chiddix's outstanding and unvested stock options will vest immediately.

*Spectrum Overlay.* If our Spectrum Overlay solution is approved by one of two identified cable companies which generates a required level of revenue and if Mr. Chiddix contributed in a material way to the completion of such orders, then (a) 30,000 of Mr. Chiddix's stock options will immediately vest, and (b) the remaining number of outstanding and unvested stock options held by Mr. Chiddix (other than the number of stock options that may vest monthly through December 31, 2008) would be eligible to immediately vest if we subsequently receive the required approval and revenue from the second identified cable company.

*Change of Control.* If we enter into a definitive agreement on or before December 31, 2008 which would result in a Change of Control, then the remaining number of outstanding and unvested stock options held by Mr. Chiddix will immediately vest as of the closing of the Change of Control.

**Subsequent Event**

**Financing**

On March 28, 2007, we closed a private placement of $35,000,000 of 5% unsecured Convertible Notes due 2012 (the "2007 Convertible Note"), initially convertible into 3,500,000 shares of our common stock, par value $0.0001 per share, to Goldman, Sachs & Co., of which $17,500,000 we used to pay off the $10,000,000 2006 Convertible Note due March 20, 2011 and $7,500,000 Senior Secured Notes.

The 2007 Convertible Note is convertible at the holder's option into shares of our common stock at an conversion price of $10.00 per share, provided, that in no event may the holder own of record more than 14.8% of the outstanding shares of our common stock. In the event of a Fundamental Change (as defined in the 2007 Convertible Note), the holder may, at its option, require us to redeem all or any portion of the 2007 Convertible Note at a price equal to 101% of the principal amount, plus all accrued and unpaid interest, if any, and subject to specified conditions, may be entitled to a cash "make-whole" premium, calculated in accordance with the terms of the 2007 Convertible Note.

Under the Amended and Restated Registration Rights Agreement executed in connection with the 2007 Convertible Note, we must file a registration statement on Form S-3 registering the resale of the shares issuable upon conversion of the 2007 Convertible Note for an initial two-year period, subject to extension under specified circumstances.

**Item 7A. Quantitative and Qualitative Disclosures about Market Risk**

We are exposed to financial market risks including changes in interest rates and foreign currency exchange rates. We transact substantially all of our revenue and capital spending in United States

dollars, although we incur a substantial portion of the cost of our operations, relating mainly to personnel and facilities in Israel, in New Israeli Shekels, or NIS. We have not engaged in hedging transactions to reduce our exposure to fluctuations that may arise from changes in foreign exchange rates. If inflation rates increase in Israel, or if appreciation of the NIS occurs without a corresponding adjustment in our dollar-denominated revenues, our results of operation and business could be materially harmed.

As of December 31, 2006, we had cash, cash equivalents and short-term investments of $18,688,000. Substantially all of these amounts consisted of corporate and government fixed income securities and money market funds that invest in corporate and government fixed income securities that are subject to interest rate risk. We place our investments with high credit quality issuers and limit the amount of the credit exposure to any one issuer.

Our general policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market and credit risk. All highly liquid investments with maturity of less than three months at the date of purchase are considered to be cash equivalents; all investments with maturities of three months or greater are classified as available-for-sale and considered to be short-term investments.

While most of our short-term investments are classified as "available-for-sale," we generally have the ability to hold our fixed income investments until maturity and therefore we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio. We may not be able to obtain similar rates after maturity as a result of fluctuating interest rates. We do not hedge any interest rate exposures.

*Quantitative Interest Rate Disclosure as of December 31, 2006*

If the market interest rates on December 31, 2006 were to increase immediately and uniformly by 10%, the fair value of the portfolio would decline by approximately $15,000 or approximately 0.1% of the total portfolio (approximately 0.05% of total assets). Assuming that the average yield to maturity on our portfolio at December 31, 2006 remains constant throughout 2007 and assuming that our cash, cash equivalents and short-term investments balances at December 31, 2006 remain constant for the duration of 2007, interest income for 2007 would be approximately $750,000. Assuming a decline of 10% in the market interest rates at December 31, 2006, interest income for 2007 would be approximately $690,000 in 2007, which represents a decrease in interest income of approximately $60,000. The decrease in interest income will result in a decrease of the same amount to net income and cash flows from operating activities for the year ending December 31, 2007. These amounts are determined by considering the impact of the hypothetical interest rates on our cash equivalents and available-for-sale securities at December 31, 2006, over the remaining contractual lives.




**Item 8. Financial Statements and Supplementary Data**

See our 2006 annual Consolidated Financial Statements and accompanying notes appearing in this Annual Report on Form 10-K.

**Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

**Item 9A. Controls and Procedures**

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, our

Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures were effective to ensure that information we are required to disclose in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange commission rules and forms.

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**Item 9B. Other Information**

None.

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance

The information regarding directors and executive officers required by Item 10 is incorporated by reference from the information under the captions "Proposal No. 1—Election of Directors," "Proposal No. 2—Approval of Fifth Amended and Restated Certificate of Incorporation," "Directors and Executive Officers" and "Compliance with Section 16(a) of the Securities Exchange Act of 1934" in the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A for our 2007 annual meeting of stockholders.

We have adopted a code of conduct and ethics for all of our employees and directors, including our chief executive officer, chief financial officer, other executive officers and senior financial personnel. A copy of our business ethics policy is posted on our website at www.vyyo.com. Our code of business conduct may be found on our website as follows:

- from our main Web page, first click on "Investors" and then click on "Corporate Governance."
- Next, click on "Code of Conduct and Ethics."

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this code of conduct and ethics by posting the required information on our website, at the address and location specified above.

### Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference from the information under the caption "Executive Compensation and Other Information," "Directors and Executive Officers—Compensation of Directors" and Proposal No. 3—Approval of Fourth Amended and Restated 2000 Employee and Consultant Equity Incentive Plan" in the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A for our 2007 annual meeting of stockholders.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters




The information required by Item 12 is incorporated by reference from the information under the caption "Security Ownership of Certain Beneficial Owners and Management," "Certain Relationships and Related Transactions" and "Directors and Executive Officers—Securities Authorized for Issuance under Equity Compensation Plans" in the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A for our 2007 annual meeting of stockholders.

### Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by Item 13 is incorporated by reference from the information under the caption "Certain Relationships and Related Transactions" and "Directors and Executive Officers—Independence of Directors" in the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A for our 2007 annual meeting of stockholders.

### Item 14. Principal Accountant Fees and Services

The information required by Item 14 is incorporated by reference from the information under the caption "Principal Accounting Fees and Services" in the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A for our 2007 annual meeting of stockholders.

## PART IV

### Item 15. Exhibits and Financial Statement Schedules

**(a) Documents filed as a part of this report**

1. **Financial Statements**

The financial statements filed as a part of this report are identified in the Index to our annual Consolidated Financial Statements.

2. **Financial Statement Schedules**

No financial statement schedules are required to be filed.

3. **Exhibits**

The information required by this item is set forth on the exhibit index which follows the signature page of this Annual Report on Form 10-K.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**VYYO INC.**

By: /s/ WAYNE H. DAVIS
Wayne Davis, *Chief Executive Officer*

Date: April 2, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ WAYNE H. DAVIS<br>Wayne H. Davis | Chief Executive Officer (Principal Executive Officer) | April 2, 2007 |
| /s/ ARIK LEVI<br>Arik Levi | Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) | April 2, 2007 |
| /s/ MARGARET A. BELLVILLE<br>Margaret A. Bellville | Director | April 2, 2007 |
| /s/ RONN BENATOFF<br>Ronn Benatoff | Director | April 2, 2007 |
| /s/ LEWIS S. BROAD<br>Lewis S. Broad | Director | April 2, 2007 |
| /s/ NEILL H. BROWNSTEIN<br>Neill H. Brownstein | Director | April 2, 2007 |
| /s/ JAMES A. CHIDDIX<br>James A. Chiddix | Director | April 2, 2007 |



| Signature | Title | Date |
| --- | --- | --- |
| /s/ AVRAHAM FISCHER<br>Avraham Fischer | Director | April 2, 2007 |
| /s/ DAVIDI GILO<br>Davidi Gilo | Director | April 2, 2007 |
| /s/ JOHN P. GRIFFIN<br>John P. Griffin | Director | April 2, 2007 |
| /s/ SAMUEL L. KAPLAN<br>Samuel L. Kaplan | Director | April 2, 2007 |
| /s/ ALAN L. ZIMMERMAN<br>Alan L. Zimmerman | Director | April 2, 2007 |

# 2006 Financial Report



**Vyyo Inc.**
**2006 ANNUAL REPORT**

## CONSOLIDATED FINANCIAL STATEMENTS
## TABLE OF CONTENTS


| | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm | F-2 |
| Consolidated Balance Sheets as of December 31, 2006 and 2005 | F-3 |
| Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004 | F-4 |
| Consolidated Statements of Changes in Stockholders' Equity (Capital Deficiency) for the years ended December 31, 2006, 2005 and 2004 | F-5 |
| Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004 | F-6 |
| Notes to Consolidated Financial Statements | F-7 |






**Kesselman & Kesselman**
Certified Public Accountants (Isr.)
Trade Tower, 25 Hamered Street
Tel Aviv 68125 Israel
P.O. Box 452 Tel Aviv 61003 Israel
Telephone +972-3-7954555
Facsimile +972-3-7954556

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Stockholders of
Vyyo Inc.

We have audited the accompanying consolidated balance sheets of Vyyo Inc. (the "Company") and its subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in Stockholders' equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, the consolidated results of operations, changes in Stockholders' equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation effective January 1, 2006 to conform with FASB Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment".

Tel-Aviv, Israel
April 2, 2007

/s/ Kesselman & Kesselman CPAs (Isr.)
A member of PricewaterhouseCoopers International Limited

**Vyyo Inc.**

**Consolidated Balance Sheets**

**(In thousands of U.S. $, except share data)**

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash and cash equivalents | $ 7,416 | $ 2,548 |
| Short-term investments (note 2) | 11,272 | 7,403 |
| Accounts receivable trade, net: | | |
| Related party (note 4) | 991 | — |
| Other | 194 | 868 |
| | 1,185 | 868 |
| Inventory, net (note 3) | 2,362 | 2,491 |
| Other | 996 | 935 |
| **Total Current Assets** | 23,231 | 14,245 |
| **Long-Term Assets:** | | |
| Restricted cash (note 5) | 5,000 | 5,000 |
| Property and equipment, net (note 6) | 1,676 | 1,585 |
| Employee rights upon retirement funded (note 10) | 1,168 | 965 |
| Debt issuance costs, net (note 11) | 1,074 | — |
| **TOTAL ASSETS** | $ 32,149 | $ 21,795 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY (CAPITAL DEFICIENCY)** | | |
| **Current Liabilities:** | | |
| Accounts payable | $ 1,719 | $ 1,832 |
| Accrued liabilities (note 9) | 7,877 | 6,391 |
| Deferred revenues—related party (note 4) | 3,795 | — |
| **Total Current Liabilities** | 13,391 | 8,223 |
| **Long-Term Liabilities:** | | |
| Promissory note (note 7) | 5,078 | 3,967 |
| Senior secured note (note 11) | 5,085 | — |
| Convertible note (note 11) | 10,097 | — |
| Liability for employee rights upon retirement (note 10) | 2,111 | 1,460 |
| **Commitments and Contingent Liabilities** (note 12) | | |
| **Total Liabilities** | 35,762 | 13,650 |
| **Stockholders' Equity (Capital Deficiency)** (note 14): | | |
| Preferred stock, $0.001 par value; 5,000,000 shares authorized; none issued | — | — |
| Common stock, $0.0001 par value and paid in capital; 50,000,000 shares authorized, 18,114,031 and 15,721,334 shares issued and outstanding at December 31, 2006 and December 1131, 2005, respectively | 260,966 | 243,314 |
| Notes receivable from stockholders | — | (19) |
| Accumulated other comprehensive loss | (3) | — |
| Accumulated deficit | (264,576) | (235,150) |
| **Total Stockholders' Equity (Capital Deficiency)** | (3,613) | 8,145 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (CAPITAL DEFICIENCY)** | $ 32,149 | $ 21,795 |

*The accompanying notes are an integral part of these consolidated financial statements.*



## Vyyo Inc.

## Consolidated Statements of Operations

## (In thousands of U.S. $, except per share data)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| **REVENUES** | | | |
| Revenues (note 18) | $ 1,279 | $ 2,367 | $ 6,094 |
| Revenues from related party (note 4 and note 18) | 6,721 | — | — |
| **TOTAL REVENUES** | 8,000 | 2,367 | 6,094 |
| **COST OF REVENUES:** | | | |
| Cost of products sold | 857 | 2,519 | 4,038 |
| Cost of products sold to related party | 5,253 | — | — |
| Write-down of inventory and purchase commitments | 424 | 2,050 | — |
| Impairment and amortization of technology (note 8) | — | 2,014 | 194 |
| Insurance reimbursement for damaged inventory (note 3) | (710) | — | — |
| **TOTAL COST OF REVENUES** | 5,824 | 6,583 | 4,232 |
| **GROSS PROFIT(LOSS)** | 2,176 | (4,216) | 1,862 |
| **OPERATING EXPENSES (INCOME):** | | | |
| Research and development, net | 11,216 | 11,195 | 6,934 |
| Acquisition of in-process research and development (note 7) | — | — | 1,402 |
| Sales and marketing | 9,261 | 9,912 | 8,065 |
| General and administrative | 8,919 | 5,763 | 5,896 |
| Other income—insurance reimbursement | (209) | — | — |
| Restructuring adjustments | — | (875) | 21 |
| Impairment and amortization of intangible assets (note 8) | — | 11,288 | 851 |
| **Total operating expenses** | 29,187 | 37,283 | 23,169 |
| **OPERATING LOSS** | (27,011) | (41,499) | (21,307) |
| **GAIN RESULTING FROM AMENDMENT TO PROMISSORY NOTE** (note 7) | — | 2,533 | — |
| **FINANCIAL INCOME** (note 16) | 1,214 | 445 | 706 |
| **FINANCIAL EXPENSES** (note 16) | (2,905) | (44) | (198) |
| **LOSS BEFORE INCOME TAX** | (28,702) | (38,565) | (20,799) |
| **INCOME TAX** (note 15) | (802) | (558) | (361) |
| **LOSS FROM CONTINUING OPERATIONS** | (29,504) | (39,123) | (21,160) |
| **DISCONTINUED OPERATIONS** (note 13) | 78 | 431 | 67 |
| **LOSS FOR THE YEAR** | $(29,426) | $(38,692) | $(21,093) |
| **LOSS PER SHARE** | | | |
| Basic and diluted: | | | |
| Continuing operations | $ (1.69) | $ (2.54) | $ (1.52) |
| Discontinued operations | — | 0.03 | 0.01 |
| | $ (1.69) | $ (2.51) | $ (1.51) |
| **WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING** | | | |
| Basic and diluted | 17,368 | 15,422 | 13,979 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# Vyyo Inc.

## Consolidated Statements of Changes in Stockholders' Equity (Capital Deficiency)

### (In thousands of U.S. $, except share data)

| | Number of shares | Amount and additional paid in capital | Notes receivable from stockholders | Accumulated other comprehensive income (loss) | Accumulated deficit | Total stockholders' equity (capital deficiency) |
|---|---|---|---|---|---|---|
| **BALANCE AT JANUARY 1, 2004** | 12,997,059 | $231,523 | $(1,037) | $(171) | $(175,365) | $ 54,950 |
| Loss for the year | | | | | (21,093) | (21,093) |
| Other comprehensive loss—unrealized losses on investments | | | | (51) | | (51) |
| Comprehensive loss | | | | | | (21,144) |
| Issuance of common stock upon exercise of options and pursuant to Employee Stock Purchase Plan | 690,584 | 2,272 | | | | 2,272 |
| Issuance of common stock for Xtend Networks Ltd. ("Xtend") acquisition | 1,398,777 | 8,492 | | | | 8,492 |
| Issuance of restricted common stock related to Xtend acquisition | 146,000 | 459 | | | | 459 |
| Stock-based compensation expense | | 210 | | | | 210 |
| **BALANCE AT DECEMBER 31, 2004** | 15,232,420 | 242,956 | (1,037) | (222) | (196,458) | 45,239 |
| Loss for the year | | | | | (38,692) | (38,692) |
| Other comprehensive loss: | | | | | | |
| Unrealized gains on investments net | | | | 51 | | 51 |
| Reclassification of realized losses included in net loss | | | | 45 | | 45 |
| Other-than-temporary impairment in available-for-sale securities | | | | 126 | | 126 |
| Comprehensive loss | | | | | | (38,470) |
| Issuance of common stock upon exercise of options | 488,914 | 676 | | | | 676 |
| Stock-based compensation expense | | (318) | | | | (318) |
| Payment of note receivable from stockholder | | | 1,018 | | | 1,018 |
| **BALANCE AT DECEMBER 31, 2005** | 15,721,334 | $243,314 | $ (19) | — | $(235,150) | $ 8,145 |
| Loss for the year | | | | | (29,426) | (29,426) |
| Other comprehensive loss: | | | | | | |
| Unrealized loss on investments net | | | | (3) | | (3) |
| Reclassification of realized gain included in net loss | | | | (42) | | (42) |
| Other-than-temporary impairment in available-for-sale securities | | | | 42 | | 42 |
| Comprehensive loss | | | | | | (29,429) |
| Issuance of common stock upon exercise of options | 743,530 | 2,615 | | | | 2,615 |
| Issuance of common stock to Goldman, Sachs & Co. (see note 11) | 1,353,365 | *7,601 | | | | 7,601 |
| Issuance of warrants to Goldman, Sachs & Co. (see note 11) | | **1,656 | | | | 1,656 |
| Issuance of common stock upon exercise of warrants by Goldman, Sachs & Co. (see note 11) | 298,617 | *30 | | | | 30 |
| Issuance of warrants to financial advisor (see note 11) | | *367 | | | | 367 |
| Issuance of common stock upon exercise of warrants by financial advisor | 2,185 | (—) | | | | (—) |
| Stock-based compensation expense | | 5,402 | | | | 5,402 |
| Cancellation of shares | (5,000) | (19) | 19 | | | — |
| **BALANCE AT DECEMBER 31, 2006** | 18,114,031 | $260,966 | — | $ (3) | $(264,576) | $ (3,613) |

* Net issuance expenses of $659,000
** Net issuance expenses of $143,000

*The accompanying notes are an integral part of these consolidated financial statements.*



## Vyyo Inc.
## Consolidated Statements of Cash Flows
## (In thousands of U.S. $)

| | Year ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | |
| Loss for the year | $(29,426) | $(38,692) | $(21,093) |
| Adjustments to reconcile loss to net cash used in operating activities: | | | |
| Income and expenses not involving cash flows: | | | |
| Depreciation and amortization | 850 | 2,914 | 1,720 |
| Impairment of technology and identifiable intangible assets | — | 11,388 | — |
| Accretion and amortization of financing instruments, net | 1,470 | — | — |
| Write-down of inventories | 514 | 1,760 | — |
| Write off of acquired in-process research and development | — | — | 1,402 |
| Stock-based compensation, net | 5,402 | (318) | 669 |
| Gain resulting from amendment to promissory note | — | (2,533) | — |
| Capital gain on sale of property and equipment | (29) | (5) | (47) |
| Decrease (increase) in assets and liabilities: | | | |
| Accounts receivable—related party | (991) | — | — |
| Accounts receivable—other | 674 | 169 | 379 |
| Other current assets | (61) | (158) | 255 |
| Inventories | (385) | (952) | (2,107) |
| Accounts payable | (269) | (102) | 558 |
| Accrued liabilities | 1,083 | (1,154) | 1,621 |
| Deferred revenues—related party | 3,795 | — | — |
| Liability for employee rights upon retirement | 651 | 7 | 360 |
| Net cash used in operating activities | (16,722) | (27,676) | (16,283) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | |
| Purchase of property and equipment | (382) | (1,339) | (759) |
| Proceeds from sale of property and equipment | 29 | 11 | 59 |
| Purchase of short-term investments | (29,048) | (9,971) | (92,926) |
| Proceeds from sales and maturities of short-term investments | 25,176 | 39,490 | 101,036 |
| Restricted cash | — | (5,000) | — |
| Acquisition of Xtend, net of cash acquired | — | — | (626) |
| Contributions to severance pay funds | (203) | (173) | (191) |
| Net cash provided by (used in) investing activities | (4,428) | 23,018 | 6,593 |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | |
| Proceeds from exercise of stock options | 2,615 | 676 | 2,272 |
| Proceeds from issuance of common stock, senior secured note, convertible note and warrants, net of issuance cost | 23,403 | — | — |
| Proceeds from notes receivable from stockholders | — | 1,018 | — |
| Net cash provided by financing activities | 26,018 | 1,694 | 2,272 |
| Increase (decrease) in cash and cash equivalents | 4,868 | (2,964) | (7,418) |
| Cash and cash equivalents at beginning of year | 2,548 | 5,512 | 12,930 |
| Cash and cash equivalents at end of year | $ 7,416 | $ 2,548 | $ 5,512 |
| **Non-Cash Investing and Financing Activities:** | | | |
| Issuance of common stock, in connection with acquisition of subsidiary | — | — | $ 8,492 |
| Liability resulting from amended promissory note | — | $ 3,967 | — |
| Purchase of property and equipment | $ 559 | — | — |
| Cancellation of shares | $ 19 | — | — |
| **Supplemental Disclosure of Cash Flow Information:** | | | |
| Cash paid for taxes | $ 7 | $ 6 | $ 2 |
| Cash paid for interest | $ 1,038 | $ 4 | $ 11 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## Vyyo Inc.
## Notes to Consolidated Financial Statements

### 1. Significant Accounting Policies

#### Organization

Vyyo Inc. was incorporated as a Delaware corporation in 1996. The Consolidated Financial Statements include the accounts of Vyyo Inc. and its wholly-owned subsidiaries (collectively, "Vyyo" or the "Company"). Following the acquisition of all of the outstanding shares of Xtend Networks Ltd. on June 30, 2004, the consolidated statements of operations include the results of Xtend Network Ltd.'s operations beginning July 1, 2004.

The Company provides cable and wireless broadband access solutions through two business segments: the "Cable Solutions" segment and the "Wireless Solutions" segment. The Company's primary focus is now on its Cable Solutions segment, and significantly all of its internal resources are focused on enhancing its visibility in and penetration of the cable market.

The Company's products are designed to address four markets: Cable, Telecommunication, Utility and Wireless Internet Service Providers ("WISP"). Although the Company is engaged to various degrees in these distinct markets, some of the Company's core technologies overlap with its solutions.

The Company's Cable Solutions segment includes products that are used to deliver telephony and data T1/E1 links to enterprise and cellular providers over cable's wireless or hybrid-fiber coax ("HFC") networks. Additionally, the Company's "Spectrum Overlay" technology is designed to expand cable operators' typical HFC network capacity in the "last mile" by up to two times in the downstream and up to four times in the upstream. The Company's Cable Solutions segment includes the results of operations of Xtend Networks Ltd., an Israeli privately-held company, and its wholly-owned, United States-based subsidiary, Xtend Networks Inc. (collectively, "Xtend"). The Company purchased all of the outstanding capital stock of Xtend on June 30, 2004 and consolidated its operations with the Company's operations beginning July 1, 2004.

The Company's Wireless Solutions segment includes products which enable utilities and other network service providers to operate private wireless networks for communications, monitoring and Supervisory Control And Data Acquisition of their geographically disbursed, remote assets. Additionally, it includes the Company's WISP and telecommunications products which address the needs of rural service providers to serve customers with wireless high-speed data beyond the reach of traditional terrestrial networks. See note 18.

#### Financing

On March 28, 2007, the Company closed the private placement of a convertible note with Goldman, Sachs, & Co. in exchange for $35,000,000, which included $17,500,000 of new funding and $17,500,000 of which the Company used to pay off the $10,000,000 10% Convertible Note (the "2006 Convertible Note) and $7,500,000 9.5% Senior Secured Note (the "2006 Senior Secured Note"). See note 20.

#### Liquidity and Capital Resources

The Company's consolidated financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced a significant loss from operations since its incorporation. For the year ended December 31, 2006, the Company incurred a net loss of $29,426,000 and had an accumulated deficit of $264,576,000. The Company's ability to continue as a going concern will depend upon its



**1. Significant Accounting Policies (Continued)**

ability to raise additional capital or attain profitable operations. In addition, the Company continues to seek to expand its revenue base by adding new customers. Failure to secure additional capital or to expand its revenue base to achieve profitability, would likely result in the Company depleting its available funds and not being able to pay its obligations when they become due. The accompanying annual Consolidated Financial Statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result if the Company is unable to continue as a going concern.

**Risk Factors and Concentrations**

The Company is subject to various risks in the cable and wireless broadband markets, including dependency on key customers, key individuals, competition from substitute products and larger companies and the continued development and marketing of its products.

Financial instruments that subject the Company to credit risk consist primarily of cash, cash equivalents, restricted cash, short-term investments and accounts receivable. The Company invests cash equivalents and short-term investments through high-quality financial institutions. The Company's sales are concentrated among a small numbers of customers. See note 18. The Company performs ongoing credit evaluations of its customers and provides reserves for estimated credit losses based on the circumstances of a specific debt for which collection may be doubtful. The allowance for doubtful accounts as of December 31, 2006, 2005 and 2004 is as follows:

| | December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (In thousands of U.S. $) | | |
| Balance at beginning of the year | $200,000 | $200,000 | $ 220,000 |
| Additions charged to cost and expenses | — | — | 172,000 |
| Deductions from reserves | — | — | (192,000) |
| Balance at end of the year | $200,000 | $200,000 | $ 200,000 |

A relatively small number of customers account for a large percentage of the Company's revenues. See note 18. The Company expects that it will continue to depend on a limited number of customers for a substantial portion of its revenues in future periods. The loss of a major customer could seriously harm the Company's ability to sustain revenue levels, which would seriously harm operating results.

The Company currently has relationships with a limited number of manufacturing suppliers. These relationships may be terminated by either party with little or no notice. If the manufacturers are unable or unwilling to continue manufacturing the Company's products in required volumes, the Company would have to identify qualified alternative suppliers, which would result in delays causing results of operations to suffer. The Company's limited experience with these manufacturers and lack of visibility as to the manufacturing capabilities of these manufacturers if the Company's volume requirements significantly increase, does not provide it with a reliable basis on which to project its ability to meet delivery schedules, yield targets or costs. If the Company is required to find alternative manufacturing sources, it may not be able to satisfy its production requirements at acceptable prices and on a timely basis, if at all. Any significant interruption in supply would affect the allocation of systems to customers, which in turn could seriously harm the Company's business.

## 1. Significant Accounting Policies (Continued)

### Accounting Principles

The Company has prepared the consolidated financial statements in accordance with generally accepted accounting principles in the United States ("GAAP").

### Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

On an on-going basis, management evaluates its estimates, judgments and assumptions. Management bases its estimates, judgments and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates, judgments and assumptions.

### Foreign Currency Transactions

The United States dollar is the functional currency for the Company and all of its subsidiaries and all of its sales are made in United States dollars. In addition, a substantial portion of the costs of the Company's foreign subsidiaries are incurred in United States dollars. Since the United States dollar is the primary currency in the economic environment in which the Company and its foreign subsidiaries operate, monetary accounts maintained in currencies other than the United States dollar (principally cash and liabilities) are remeasured into United States dollars using the representative foreign exchange rate at the balance sheet date. Operational accounts and nonmonetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations in the Statements of Operations as part of "Financing Income" and "Financing Expense."

### Principles of Consolidation

The Company's annual Consolidated Financial Statements include the accounts of Vyyo Inc. and its wholly-owned subsidiaries. All material inter-company balances and transactions have been eliminated in consolidation.

### Investments in Marketable Securities

The Company has designated its investments in debt securities as available-for-sale pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Available-for-sale securities are carried at fair value, which is determined based upon the quoted market prices of the securities, with unrealized gains and losses reported in "Accumulated other comprehensive loss," in the Balance Sheets, a component of stockholders' equity (capital deficiency), until realized. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in the Statements of



**1. Significant Accounting Policies (Continued)**

Operations as part of "Interest Income (Expenses), net. The Company views its available-for-sale portfolio as available for use in its current operations. Accordingly, the Company has classified all investments as short-term in the Balance Sheets under "Short-term investments," even though the stated maturity date may be one year or more from the current balance sheet date.

The Company recognizes an impairment charge when the decline in the fair values of these investments below their cost basis is deemed to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time and the extent to which the fair value has been below the cost basis, the current financial condition of the investee and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. The Company recognized an other-than-temporary impairment in its available-for-sale securities of $42,000, $126,000 and $0 and realized gains (losses) of $42,000, ($45,000) and $0 for the years ended December 31, 2006, 2005 and 2004, respectively.

**Cash Equivalents**

Cash equivalents are short-term, highly-liquid investments and deposits that have original maturities of three months or less at time of investment and that are readily convertible to cash.

**Inventory**

Inventories are stated at the lower of cost or market, computed using the moving average basis and include material and labor. The Company regularly monitors inventory quantities on hand and records a provision for excess and obsolete inventories based primarily on its forecast of future product demand and production requirements. Although the Company makes every effort to ensure the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological developments would significantly impact the value of the inventory and the reported operating results. If actual market conditions are less favorable than the Company's assumptions, additional provisions may be required. The Company's estimates of future product demand may prove to be inaccurate, in which case the Company may have understated or overstated the provision required for excess and obsolete inventory. In the future, if the inventory is determined to be overvalued, the Company would be required to recognize such costs in its cost of sales at the time of such determination. If the Company's inventory is determined to be undervalued, the Company may have overstated its cost of sales in previous periods and would be required to recognize additional operating income only when the undervalued inventory was sold.

The Company adopted the provisions of FASB Statement No. 151, "Inventory Costs," as of January 1, 2006, which did not have a material effect on the Company's financial statements. This statement requires that abnormal idle facility expenses be recognized as current-period charges, and that allocation of fixed production overhead costs to inventory be based on normal capacity of the production facility.

**Fair Value of Financial Instruments**

The fair value of the financial instruments included in the Company's working capital approximates carrying value. The Syntek Promissory Note described in note 7 and the $10,000,000 2006 Convertible

**1. Significant Accounting Policies (Continued)**

Note and $7,500,000 2006 Senior Secured Note (each as described in note 11) are presented in the Balance Sheets as "Long-Term Liabilities," at their estimated fair value.

**Debt Issuance Costs**

Costs incurred in the issuance of the $10,000,000 2006 Convertible Note and $7,500,000 2006 Senior Secured Note included warrants to purchase shares of the Company's common stock to the Company's financial advisor and cash payments to legal and financial advisors. The fair value of the warrants was determined based on the Black-Scholes option-pricing model. Issuance cost are deferred and amortized as a component of interest expense over the period from issuance through the first redemption date.

**Property and Equipment**

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets.

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset.

**Intangible Assets**

During the year ended December 31, 2005, the Company recorded an impairment charge of $11,388,000 for the full remaining carrying value of its intangible assets. The Company's intangible assets in 2005 related to the acquisition of Xtend and consisted of technology, non-competition agreements, an exclusive sales agreement and workforce. These definite-life intangible assets were amortized using the straight-line method over their estimated useful lives, ranging between one and six years. See also note 8.

**Impairment of Long-Lived Assets and Intangible Assets**

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), requires that long-lived assets, including definite life intangible assets to be held and used or disposed of by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under SFAS No. 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount, the Company would recognize an impairment loss and would write down the assets to their estimated fair values.

**Revenue Recognition**

The Company generates revenues from sales of its products. As of December 31, 2006, the Company's revenues from services were not significant. The Company's products are off-the-shelf products, sold "as is," without further adjustment or installation. When establishing a relationship with a new customer, the Company also may sell these products together as a package, in which case the Company typically ships products at the same time to the customer.



**1. Significant Accounting Policies (Continued)**

Revenues from the Company's products are recorded when (a) persuasive evidence of an arrangement exists; (b) delivery has occurred and customer acceptance requirements have been met, if any, and the Company has no additional obligations; (c) the price is fixed or determinable; and (d) collection of payment is reasonably assured. The Company's standard sales terms generally do not include customer acceptance provisions. However, where there is a right of return, customer acceptance provision or there is uncertainty about customer acceptance, the associated revenue is deferred until the Company has evidence of customer acceptance.

The Emerging Issues Task Force ("EITF") No. 00-21, "Revenue Arrangements with Multiple Deliverables," addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. The Company's multiple deliverables arrangements are those arrangements with new customers in which the Company sells its products together as a package. Because the Company delivers these off-the-shelf products at the same time and the four revenue recognition criteria discussed above are met at that time, the adoption of EITF No. 00-21 had no impact on the Company's financial position and results of operations.

The Company recognizes revenues related to the exclusivity provisions contained in the equipment purchase agreement with Arcadian Networks, Inc. described in note 4 on a straight line basis, over the 10-year term of that agreement.

**Product Warranty**

The Company provides for product warranty costs when it recognizes revenue from sales of its products. The provision is calculated as a percentage of sales based on historical experience.

**Research and Development Costs**

Research and development costs are expensed as incurred and consist primarily of personnel, facilities, equipment and supplies for research and development activities. Grants received from the Office of the Chief Scientist at the Ministry of Industry and Trade in Israel and other research foundations are deducted from research and development expenses as the related costs are incurred or as the related milestone is met.

**Acquired In-Process Research and Development**

In connection with the acquisition of Xtend, amounts assigned to tangible and intangible assets to be used in a particular research and development project that have not reached technological feasibility and have no alternative future use are charged to "acquisition of research and development in process" at the acquisition date (see also note 8).

**Loss Per Share of Common Stock**

Basic and diluted loss per share are calculated and presented in accordance with SFAS No. 128 "Earnings Per Share" ("SFAS No. 128") for all years presented. All outstanding stock options and shares of restricted stock have been excluded from the calculation of the diluted loss per share because all such securities are not dilutive for the presented years. The total number of shares of common stock related to outstanding options, the $10,000,000 2006 Convertible Note, warrants issued in connection with the 2006 financing with Goldman, Sachs & Co. and restricted stock excluded from the calculations

**1. Significant Accounting Policies (Continued)**

of diluted loss per share were 7,065,009, 5,659,854 and 4,509,920 for the years ended December 31, 2006, 2005 and 2004, respectively.

**Comprehensive Income (Loss)**

SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), establishes standards for the reporting and presentation of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements. The Company's components of comprehensive income (loss), in addition to the loss for the year, include net unrealized gains or losses on investments classified as available for sale.

**Employee Stock-Based Compensation**

Prior to January 1, 2006, the Company accounted for employees' stock-based compensation under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," the Company disclosed pro forma information, assuming the Company had accounted for employees' stock-based compensation using the fair value-based method defined in SFAS 123.

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-based Payment" ("SFAS 123(R)"). SFAS 123(R) supersedes APB 25 and related interpretations and amends SFAS No. 95, "Statement of Cash Flows." SFAS 123(R) requires that awards classified as equity awards be accounted for using the grant-date fair value method. The fair value of stock options is determined based on the number of shares granted and the price of the Company's common stock, and determined based on the Black-Scholes, Monte Carlo and the binomial option-pricing models, net of estimated forfeitures. The Company estimated forfeitures based on historical experience and anticipated future conditions. The Monte Carlo valuation model is used only for stock options granted to executives in 2005 and 2006 if vesting is subject to market condition criteria.

In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107 ("SAB 107"). SAB 107 provides supplemental implementation guidance on SFAS 123(R), including guidance on valuation methods, inventory capitalization of stock-based compensation cost, income statement effects, disclosures and other issues. SAB 107 requires stock-based compensation to be classified in the same expense line items as cash compensation. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). In addition, the Company has reclassified stock-based compensation from prior periods to correspond to current period presentation within the same operating expense line items as cash compensation paid to employees.

The Company elected to recognize compensation cost for option granted with service conditions that has a graded vesting schedule using the accelerated multiple-option approach.

The Company elected to adopt the modified prospective transition method permitted by SFAS 123(R). Under this transition method, the Company implemented SFAS 123(R) as of the first quarter of 2006 with no restatement of prior periods. The valuation provisions of SFAS 123(R) apply to new awards and to awards modified, repurchased or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that

**1. Significant Accounting Policies (Continued)**

are outstanding as of January 1, 2006 are recognized over the remaining service period using the grant-date fair value of those awards as calculated for pro forma disclosure purposes under SFAS 123.

In November 2005, the Financial Accounting Standards Board ("FASB") issued Staff Position No. SFAS 123(R)-3 "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The Company has elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool related to the tax effects of employee stock-based compensation, which is available to absorb tax deficiencies recognized after adoption of SFAS 123(R).

As of January 1, 2006, the cumulative effect of the Company's adoption of SFAS 123(R) was not material.

The fair value of each stock option granted during the years ended December 31, 2006, 2005 and 2004 was estimated at the grant date using different valuation models such as Black-Scholes, Monte Carlo (for stock options whose vesting is based on market conditions, granted in 2005 and 2006) and the binomial option-pricing models, using the following assumptions:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Black-Scholes model assumptions: | | | |
| Risk-free interest rates ranges | 4.66%-5.25% | 3.35%-4.50% | 1.2%-4.62% |
| Weighted-average expected life | 2.50-5.00 | 3.4 | 3.86 |
| Volatility ranges | 0.56-0.76 | 0.73-0.77 | 0.65-1.02 |
| Dividend yields | — | — | — |
| Monte Carlo valuation model assumptions: | | | |
| Risk-free interest rates ranges | 4.6% | 4.2% | — |
| Weighted-average expected life range | 5.22 | 3.71 | — |
| Volatility ranges | 0.61 | 0.63 | — |
| Dividend yields | — | — | — |
| Binomial valuation model assumptions: | | | |
| Risk-free interest rates ranges | 4.60%-5.33% | — | — |
| Weighted-average expected life range | 0.25-6.30 | — | — |
| Volatility ranges | 0.61-0.62 | — | — |
| Dividend yields | — | — | — |

Pro forma information regarding net loss and loss per share of common stock, required under SFAS No. 123, has been determined as if the Company had accounted for its stock options and shares of restricted stock under the fair value based method of SFAS No. 123. The fair value of shares of restricted stock was estimated at the date of each grant using the fair market value of the Company's common stock. The fair value of options to purchase shares of common stock, whose vesting is subject to market prices of the Company's common stock, was estimated using the Monte Carlo model. The fair value of all other stock options was estimated at the date of each grant using the Black-Scholes

**1. Significant Accounting Policies (Continued)**

option pricing model with the following weighted average assumptions for the years ended December 31, 2006, 2005 and 2004 as follows:

The Company's pro forma information for the years ended December 31, 2005 and 2004 is as follows:

| | Year ended December 31, 2005 | Year ended December 31, 2004 |
|---|---|---|
| | (In thousands of U.S. $, except per share data) | |
| Loss from continuing operations as reported | $(39,123) | $(21,160) |
| Deduct (add): stock-based employee compensation expenses (income) included in reported loss | (564) | 669 |
| Add: stock-based employee compensation expense determined under fair value method for all awards | (4,793) | (4,136) |
| Pro forma loss from continuing operations | (44,480) | (24,627) |
| Income from discontinued operations as reported | $ 431 | $ 67 |
| Add: stock-based employee compensation income determined under fair value method for all awards | — | 7 |
| Pro forma income from discontinued operations | $ 431 | $ 74 |
| Pro forma loss for the year | $(44,049) | $(24,553) |
| Basic and diluted loss per share: | | |
| As reported: | | |
| Continuing operations | $ (2.54) | $ (1.52) |
| Discontinued operations | 0.03 | 0.01 |
| Loss | $ (2.51) | $ (1.51) |
| Pro forma: | | |
| Continuing operations | $ (2.89) | $ (1.76) |
| Discontinued operations | 0.03 | 0.01 |
| Loss | $ (2.86) | $ (1.75) |

The Company accounts for equity instruments issued to third party service providers (non-employees) in accordance with the fair value based on an option-pricing model, pursuant to the guidance in EITF 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services." The fair value of the options granted is revalued over the related service periods and recognized over the vesting period.

**Deferred Income Taxes**

Deferred income taxes are determined utilizing the asset and liability method, based on the estimated future differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the assets will not be realized. See also note 15.



**1. Significant Accounting Policies (Continued)**

Taxes that would apply in the event of disposal of investment in a subsidiary have not been taken into account when computing deferred taxes, as if the Company intended to hold this investment and has not realized it.

**Reclassifications**

Certain amounts in the 2005 financial statements have been reclassified to conform to the 2006 presentation.

**Recent Accounting Pronouncements**

In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140" ("SFAS 155"). This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation in accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), with changes in fair value of such hybrid financial instrument recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under SFAS 133.

SFAS 155 is effective as of January 1, 2007 for all financial instruments acquired or issued. The adoption of SFAS 155 is not expected to have a material effect on the Company's consolidated financial statements or results of operations.

In July 2006, FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109" ("FIN 48"). FIN 48 prescribes a comprehensive model for recognizing, measuring and presenting in the financial statements tax positions taken or expected to be taken on a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties and disclosure requirements for uncertain tax positions. FIN 48 is effective beginning as of January 1, 2007. The provisions of FIN 48 shall be applied to all tax positions upon initial adoption of this interpretation. Only tax positions that meet the "more likely than not' recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of this FIN 48. The Company is currently assessing the impact of that adoption of FIN 48 will have on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), which provides interpretive guidance on the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not result in corrections of the Company's consolidated financial statements.

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. SFAS 157 is effective for the Company beginning as of January 1, 2008, although earlier adoption is encouraged. The Company is currently evaluating the impact of the provisions of SFAS 157 on its consolidated financial position and results of operations.

**1. Significant Accounting Policies (Continued)**

In June 2006, EITF reached a consensus on Issue No. 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)." EITF 06-03 relates to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction. EITF 06-03 states that the presentation of the taxes, either on a gross or net basis, is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board Opinion No. 22, "Disclosure of Accounting Policies," if those amounts are significant. The Company must adopt EITF 06-03 for interim and annual reporting periods beginning as of January 1, 2007. The Company does not expect that the adoption of EITF 06-03 will have a material effect on its consolidated financial position or results of operations.

In February 2007, FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This standard permits companies to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. This statement will be effective for the Company beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of SFAS 159 will have on its consolidated financial statements.

**2. Short-Term Investments**

The fair value of available-for-sale securities are as follows:

| | December 31, 2006 |
|---|---|
| | Due in one year or less including money market |
| | (In thousands of U.S. $) |
| Corporate debts securities and municipal securities | $10,930 |
| Money market | 342 |
| | $11,272 |

The Company recognizes an impairment charge when the decline in the fair values of these investments below their cost basis is deemed to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time and the extent to which the fair value has been below the cost basis, the current financial condition of the investee and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. The Company recognized an other-than-temporary impairment in its available-for-sale securities of $42,000, $126,000 and $0 for the years



**2. Short-Term Investments (Continued)**

ended December 31, 2006, 2005 and 2004, respectively and realized gain (loss) of $42,000, $(45,000) and $0 for the years ended December 31, 2006, 2005 and 2004, respectively.

| | December 31, 2006 | | | December 31, 2005 | | |
|---|---|---|---|---|---|---|
| | Amortized cost | Unrealized holding losses | Estimated fair market value | Amortized cost | Unrealized holding losses | Estimated fair value market |
| | (In thousands of U.S. $) | | | | | |
| Corporate debt securities and municipal securities | $10,933 | $(3) | $10,930 | $2,960 | — | $2,960 |
| United States obligations and municipal securities | — | — | — | 4,027 | — | 4,027 |
| Money market | 342 | — | 342 | 416 | — | 416 |
| | $11,275 | $(3) | $11,272 | $7,403 | — | $7,403 |
| Reported as: | | | | | | |
| Cash equivalents | — | — | — | — | — | — |
| Short-term investments | $11,275 | $(3) | $11,272 | $7,403 | — | $7,403 |
| | $11,275 | $(3) | $11,272 | $7,403 | — | $7,403 |

**3. Inventory**

In accordance with its inventory evaluation policy and procedures, the Company recognized inventory and purchase commitment write-downs of $514,000 and $1,760,000 for the years ended December 31, 2006 and 2005, respectively. The Company took these write-downs to account for excess inventory resulting from a slower than expected sales cycle and the Company's increased focus on providing products to utility and cable customers. The purchase commitment provision results from the Company's contractual obligation to order or build inventory in advance of anticipated sales.

During the year ended December 31, 2001, the Company wrote down excess inventory and purchase commitments of $8,450,000. The Company charged the write-down to cost of revenues. Revenues in the years ended December 31, 2006 and 2005 did not include any inventory previously written-down to $0. In the year ended December 31, 2004, inventory that was previously written down to $0 by taking a charge of $435,000, was sold for $1,014,000.

During the year ended December 31, 2006, the Company received reimbursement of $901,000 from its insurance company for inventory damaged in a flood in its Israeli facilities. For the year ended December 31, 2006, $710,000 of this reimbursement was recorded against Cost of Revenues and $191,000 as part of the Company's Other Income.

### 3. Inventory (Continued)

Inventory was comprised of the following:

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| | (In thousands of U.S. $) | |
| Raw materials | $ 395 | $ 488 |
| Work in process | 445 | 415 |
| Finished goods | 1,522 | 1,588 |
| | $2,362 | $2,491 |

For information on the Company's policy regarding the write-down of inventory, see note 1.

### 4. Agreement with Arcadian Networks, Inc.—Related Party

On March 31, 2006, the Company entered into an Equipment Purchase Agreement (the "Purchase Agreement") with Arcadian Networks, Inc. ("ANI"). Davidi Gilo, the Company's Chairman of the Board of Directors and former Chief Executive Officer, is also the Chairman of the Board of Directors of ANI and the sole member of the limited liability company that is the general partner of a major stockholder of ANI. Avraham Fischer, a director of the Company, is co-chief executive officer and a director of Clal Industries and Investments, Ltd. ("Clal"), which invested $20,000,000 in ANI in August 2006.

Pursuant to the Purchase Agreement, the Company sells certain of its products and services to ANI over a 10-year term. The Company distributes these products to ANI on an exclusive basis in the United States, Canada and the Gulf of Mexico (the "Relevant Territory") to identified markets if: (a) ANI makes two payments of $4,000,000 during each of the first two years of the Purchase Agreement; (b) ANI meets specified annual minimum product purchase amounts; and (c) ANI's outstanding balances are below specified amounts.

Exclusivity after the second year will depend on ANI's meeting the minimum purchase amounts. In addition, to maintain its exclusivity rights in the Purchase Agreement, ANI must purchase at least 25% of its minimum product purchase amounts within the first six months of any given year, and at least 32% within the first six months of any given year if ANI purchases from third parties more than 15% of products with similar functionality to the products covered by the Purchase Agreement.

The Purchase Agreement fixes the product prices for the first two years, after which time prices are subject to adjustment according to the amount of product purchased by ANI compared to specified forecasted purchase amounts.

The Purchase Agreement does not prohibit the Company from selling any of its products or services to areas outside of the Relevant Territory. In addition, the Company may sell its products within the Relevant Territory to end users or resellers other than those engaged in the following markets: (a) electricity generation, transmission or distribution (both downstream and upstream); (b) oil or gas exploration, manufacture, transportation or distribution; (c) water utility; (d) chemical manufacture; (e) mining; (f) environmental monitoring or protection; (g) transportation facilities (including railroads); (h) border control; and (i) public safety. Specifically, the Company may sell its products in the Relevant Territory to cable television customers.



**4. Agreement with Arcadian Networks, Inc.—Related Party (Continued)**

The Company received an initial purchase order for $10,000,000 on March 31, 2006 (related to products to be purchased in the first year of the Purchase Agreement) and the first exclusivity payment of $4,000,000 on April 3, 2006 which satisfied ANI's requirements for exclusivity in the first year of the Purchase Agreement. As of December 31, 2006, the Company had not received the second $4,000,000 exclusivity payment.

For the year ended December 31, 2006, the Company recognized revenue of $6,721,000 under the Purchase Agreement, which included sales of products of $6,318,000, income related to the exclusivity payment of $300,000 and product maintenance of $103,000. The Company will recognize the exclusivity payments from ANI over the 10-year term of the Purchase Agreement. As of December 31, 2006, ANI had an outstanding accounts receivable balance of $991,000.

During the year ended December 31, 2006, the Company deferred revenues of $3,795,000 from ANI, of which $3,700,000 relates to the exclusivity payment and $95,000 to product maintenance.

**5. Restricted Cash**

As security for the Syntek Promissory Note, as discussed in note 7, the Company delivered a $5,000,000 irrevocable letter of credit. In connection with this letter of credit, the Company deposited $5,000,000 with the Israeli Bank and agreed to restrictions on withdrawal of this amount until the letter of credit is cancelled, see note 7.

**6. Property and Equipment, net**

Property and equipment consist of the following:

| | Estimated useful life | December 31, | |
|---|---|---|---|
| | | 2006 | 2005 |
| | | (In thousands of U.S. $) | |
| Cost: | | | |
| Machinery and equipment | 2-5 years | $ 3,989 | $ 3,840 |
| Computers | 2-3 years | 2,805 | 2,545 |
| Furniture, fixtures and leasehold improvements | 2-6 years | 1,217 | 689 |
| Vehicles | 7 years | 56 | 56 |
| | | 8,067 | 7,130 |
| Accumulated depreciation and amortization | | (6,391) | (5,545) |
| Property and equipment, net | | $ 1,676 | $ 1,585 |

Depreciation and amortization expenses were $850,000, $1,000,000 and $675,000 in the years ended December 31, 2006, 2005 and 2004, respectively.

**7. Acquisition of Xtend**

On June 30, 2004, the Company acquired all of the outstanding shares of Xtend, an Israeli privately-held company that was a development stage company at the time. Xtend provides infrastructure solutions through the Company's Cable Solutions segment that expand the bandwidth of

**7. Acquisition of Xtend (Continued)**

cable television lines. The acquisition allowed the Company to diversify its business by adding a different segment to its Wireless Solutions business. The results of Xtend's operations were consolidated with the Company's operations beginning July 1, 2004 and are classified in the Cable Solutions segment.

In connection with the acquisition:

- The Company issued 1,398,777 shares of its common stock valued at $8,492,000, and made cash payments of approximately $2,970,000 for non-competition agreements with certain Xtend employees;
- The Company provided a Promissory Note in the principal amount of $6,500,000 originally payable on March 31, 2007 (the "Syntek Promissory Note"). This amount was accounted for as contingent consideration since it was payable only if the Company was unable to meet certain key provisions, as described in the Syntek Promissory Note. These key provisions were amended as discussed below;
- In January 2005, the Company paid a $1,200,000 cash bonus to an Xtend employee. This bonus was expensed as part of sales and marketing expenses in 2004;
- The Company incurred direct related expenses of $578,000, which were capitalized as a part of the cost of the acquisition; and
- On December 16, 2005, the Company amended key provisions of the Syntek Promissory Note as follows:
  - the maturity date was extended by one year from March 31, 2007 to March 31, 2008;
  - the provision that would have allowed the holder to accelerate the Syntek Promissory Note if the sum of the Company's cash, cash equivalents, short-term investments and accounts receivables, net of short- and long-term debt, was less than $20,000,000 on December 31, 2005 or June 30, 2006 was waived;
  - The Syntek Promissory Note provided for cancellation in the event that:

  (a) the Company's revenue (including that of all subsidiaries; except for newly acquired businesses) equals or exceeds $60,000,000 and gross margin equals or exceeds 35%, for either of the fiscal years ending December 31, 2006 or December 31, 2007;

  (b) beginning on the first day that the Company's common stock closes at or above $18.00 per share and at any time thereafter, a sale by the Holder of all of its Remaining Shares at an average sales price at or above $18.00 per share. "Remaining Shares" means those shares of the Company's common stock received by the holder in connection with the acquisition;

  (c) all of the Remaining Shares are included in a successfully concluded secondary offering (on Form S-3 or otherwise) at an offering price at or above $18.00 per share in which the holder either (i) sells all of the Remaining Shares or (ii) is provided an opportunity to sell all of such shares into such secondary offering and elects not to sell, provided that the successfully concluded offering included no fewer than the number of Remaining Shares; or



**7. Acquisition of Xtend (Continued)**

(d) the receipt by the holder of a bona fide offer for the purchase of all of the Remaining Shares at an average sales price at or above $18.00 per share. A "bona fide" offer means a fully funded and unconditional offer for purchase by a buyer who has provable and sufficient financial resources to purchase all of the Remaining Shares for cash within a commercially reasonable period of time from the date of offer, not to exceed 30 days.

As security for the Syntek Promissory Note, the Company delivered to the holder the $5,000,000 letter of credit. The letter of credit will be cancelled if any time after June 30, 2006, for 45 consecutive trading days, all of the following conditions exist: (a) the weighted average trading price of the Company's common stock is equal to or higher than $18.00 per share; (b) the average daily trading volume of the Company's common stock is higher than 150,000 shares per day; and (c) the holder is lawfully able to sell publicly in one transaction or in a series of transactions, during such 45 consecutive trading days, all of its shares of the Company's common stock without registration under the Securities Act of 1933, as amended. If the Company's consolidated revenues in the year ended December 31, 2006 equal or exceed $60,000,000 and the Company's consolidated gross margin equals or exceeds 35% during the same period, the Syntek Promissory Note will be canceled.

The Company determined that, as of the time of the amendment of the Syntek Promissory Note in December 2005 and immediately prior to its amendment, the contingency had been resolved and therefore the Company recorded $6,500,000 as additional consideration paid in the Xtend acquisition. This resulted in an increase to the intangible assets acquired. Following an impairment test performed on the intangible assets, the assets were immediately impaired as discussed in note 8. In addition, the Company estimated the fair value of the amended Promissory Note at $3,967,000 and recorded this amount as a long-term liability under "Promissory note." The difference between the value of the amended Syntek Promissory Note and the original Syntek Promissory Note, of $2,533,000, was recorded as "Gain Resulting from Amendment to Promissory Note" in the Consolidated Statements of Operations. In future periods, the Company will record an accretion to the value of the amended Promissory Note up to $6,500,000. This accretion of $2,533,000 will be recorded as finance expenses during the remaining term of the Syntek Promissory Note, unless it is cancelled as provided above. For the year ended December 31, 2006, the Company recorded $1,111,000 in financial expenses related to the accretion of the Syntek Promissory Note.

At the time of the acquisition Xtend was a development stage company that had not yet commenced its planned principal operations; therefore the Company accounted for the acquisition as an acquisition of net assets pursuant to the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." Accordingly, the Company allocated the purchase price to the individual assets acquired and liabilities assumed, based on their relative fair values, and did not record goodwill. As of

**7. Acquisition of Xtend (Continued)**

the closing date of the acquisition, the tangible and intangible net assets acquired consisted of the following (in thousands of U.S. $):

| | |
|---|---|
| Tangible assets acquired and liabilities assumed: | |
| Cash and cash equivalents | $ 3,191 |
| Other current assets | 481 |
| Property and equipment, net | 325 |
| Current liabilities | (937) |
| Total net tangible assets acquired | $ 3,060 |
| Intangible assets acquired: | |
| Existing technology | 2,208 |
| In-process research and development | 1,402 |
| Non-competition agreements | 2,941 |
| Exclusive sales agreement | 2,450 |
| Workforce | 248 |
| Total intangible assets acquired | 9,249 |
| Total tangible and intangible net assets acquired | $12,309 |
| Payment made in cash (including expenses) | $ 3,817 |
| Payment made by issuance of common stock | 8,492 |
| Total purchase price | $12,309 |

The fair value of the intangible assets acquired was estimated by a third party appraiser, based upon future expected discounted cash-flows.

The amount of $1,402,000 of the purchase price was allocated to the estimated fair value of purchased research and development in process, which, as of the closing date of the acquisition, had not reached technological feasibility and had no alternative future use, and, in accordance with GAAP, was charged to operating expenses upon acquisition.

**8. Intangible Assets, net**

At the time of amendment of the Syntek Promissory Note, the Company's focus was on the residential market of cable television multi-system operators ("MSOs"), rather than the commercial market of MSOs, which was the Company's focus at the time of the Xtend acquisition. This required the Company to invest additional efforts in the development of suitable technology and products. Given this change in focus, and in conjunction with the Company's ongoing review of the carrying value of its intangible assets, the Company determined in December 2005 that, in accordance with SFAS No. 144, an impairment test of intangible assets was required.

The fair value of the intangible assets was estimated by management with the assistance of an independent third party appraiser, based upon future expected discounted cash-flows as of December 31, 2005. Based on this appraisal, by using a weighted discounted cash flow model for the estimation of a fair value of group of assets, as set forth in SFAS No. 144, together with other facts and

**8. Intangible Assets, net (Continued)**

circumstances, the Company recorded an impairment charge of $11,388,000 relating to the full remaining carrying value of the intangible assets as of December 31, 2005.

Amortization of intangible assets acquired for the years ended December 31, 2005 and 2004 was $1,914,000 and $1,045,000, respectively, consisting of the amortization of existing technology (classified in the Statements of Operations as "Cost of Revenues"), of $366,000 and $194,000, respectively; non-competition agreements of $883,000 and $442,000, respectively; an exclusive sales agreement of $541,000 and $285,000, respectively; and workforce of $124,000 and $124,000, respectively.

In 2005, the Company amortized its intangible assets using the straight-line method over their estimated useful lives as follows: existing technology over six years; non-competition agreements over approximately three years; an exclusive sales agreement over four and a half years; and workforce over one year.

**9. Accrued Liabilities**

Accrued liabilities consist of the following:

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| | (In thousands of U.S. $) | |
| Withholding tax | $3,321 | $2,582 |
| Compensation and benefits | 1,995 | 1,812 |
| Royalties | 940 | 930 |
| Professional fees | 361 | 192 |
| Deferred rent | 354 | 161 |
| Interest payable to Goldman, Sachs & Co. | 285 | — |
| Warranty* | 66 | 104 |
| Deferred revenues | 66 | 5 |
| Customers' advance | — | 110 |
| Other | 489 | 495 |
| | $7,877 | $6,391 |

* The changes in the warranty provisions are as follows:

| | December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (In thousands of U.S. $) | | |
| Balance at beginning of year | $ 104 | $ 426 | $ 389 |
| Usage of warranty | (59) | (39) | — |
| Product warranty issued for new sales | 177 | 172 | 380 |
| Changes in accrual in respect of warranty periods ending | (156) | (455) | (343) |
| Balance at end the of year | $ 66 | $ 104 | $ 426 |

## 10. Liability for Employee Rights upon Retirement

*Israel.* Israeli labor laws and agreements require severance payments upon dismissal of an employee or upon termination of employment in other circumstances. The severance pay liability of the Company's Israeli subsidiaries, which reflects the undiscounted amount of the liability as if it were payable at each balance sheet date, is calculated based upon length of service and the latest monthly salary (one month's salary for each year worked). The Company's liability for severance pay required by Israeli law is covered by deposits with financial institutions and by accrual. The accrued severance pay liability is presented as a long-term liability. The amounts funded are presented separately as employee rights upon retirement funded. For certain Israeli employees, the Company's liability is covered mainly by regular contributions to defined contribution plans which are not reflected in the balance sheets, since they are not under the Company's control and management.

*United States.* The Company's liability for severance pay includes severance for certain United States employees of $516,000 and $157,000 as of December 31, 2006 and 2005, respectively. As of December 31, 2006, severance pay liability included $300,000 for Mr. Gilo, the Company's Chairman of the Board of Directors and former Chief Executive Officer. See note 17.

The amounts paid related to severance and severance expenses were:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (In thousands of U.S. $) | | |
| Amounts paid and contributed related to severance | $1,037 | $746 | $624 |
| Severance expenses* | $1,451 | $661 | $729 |

* Severance expenses relating to defined contribution plans were $351,000, $271,000 and $209,000 in the years ended December 31, 2006, 2005 and 2004, respectively.

With respect to the Company's Israeli employees, as of December 31, 2006, the Company expected to contribute $343,000 to a defined contribution plan and $159,000 to insurance and pension plans for the year ending December 31, 2007.

The Company expects that payments relating to future benefits payable to employees upon retirement at normal retirement age in the next 10 years will not be material to the Company's business or results of operation. These payments are determined based on recent salary rates and do not include amounts that might be paid to employees who retire before their normal retirement age or who retire after 2016.

## 11. Financing

On March 23, 2006, the Company closed the private placement of shares of common stock, a convertible note, a senior secured note and warrants to purchase common stock with Goldman, Sachs & Co. in exchange for $25,000,000 (the "2006 Financing"). In the 2006 Financing the Company issued (a) 1,353,365 shares of the Company's common stock, (b) a $10,000,000 10% Convertible Note (the "$10,000,000 2006 Convertible Note"), (c) a $7,500,000 9.5% Senior Secured Note (the "$7,500,000 2006 Senior Secured Note"), and (d) warrants to purchase 298,617 shares of the Company common stock. The Company's net proceeds from the 2006 Financing were $23,400,000.



**11. Financing (Continued)**

The $10,000,000 2006 Convertible Note matures on March 22, 2011 and accrues interest at a rate of 10% per annum, payable in cash quarterly in arrears, and is convertible at the holder's option into shares of common stock at a conversion price of $10.00 per share, subject to adjustment. In the event of a Fundamental Transaction (as defined in the $10,000,000 2006 Convertible Note), the holder may, at its option, require the Company to redeem all or any portion of the note at a price equal to 101% of the principal amount, plus all accrued and unpaid interest, if any, and subject to specified conditions, may be entitled to a "make-whole" premium calculated in accordance with the terms of the note. Any default in the payment of interest or principal will result in an increase in the interest rate by an additional 2% until the default is cured. In addition, holders of more than one-third of the aggregate principal balance then outstanding may declare all outstanding amounts immediately due and payable upon the occurrence of any event of default. The $10,000,000 2006 Convertible Note is unsecured and subordinate to the Company's senior indebtedness.

The $7,500,000 2006 Senior Secured Note matures on March 22, 2011 and accrues interest at a rate of 9.5% per annum, payable in cash quarterly in arrears. The entire principal amount plus all accrued interest is payable at maturity, unless earlier redeemed or repurchased. The Company has the option to prepay the $7,500,000 2006 Senior Secured Note in whole or in part, beginning March 22, 2007, subject to payment of an applicable premium. In the event of a Fundamental Transaction (as defined in the senior note), the holder may, at its option, require the Company to redeem the entire senior note at a price equal to 101% of the principal amount, plus all accrued and unpaid interest. Any default in the payment of interest or principal will result in an increase in the interest rate by an additional 2% until the default is cured. In addition, holders of more than one-third of the aggregate principal balance then outstanding may declare all outstanding amounts immediately due and payable upon the occurrence of any event of default. The $7,500,000 2006 Senior Secured Note is a senior secured obligation and is secured by the Company's assets and the intellectual property of certain of the Company's subsidiaries, as set forth in the Guaranty and Security Agreement delivered to Goldman, Sachs & Co. in the 2006 Financing.

The foregoing description of the $10,000,000 2006 Convertible Note and $7,500,000 Senior Secured Note sets forth features of the notes as of December 31, 2006. On March 28, 2007, the Company paid off both notes with the proceeds from a private placement of $35,000,000 of 5% unsecured Convertible Notes due 2012 (the "2007 Convertible Note"), initially convertible into 3,500,000 shares of the Company's common stock, par value $0.0001 per share, to Goldman, Sachs & Co., of which $17,500,000 was used to pay off the $10,000,000 2006 Convertible Note and $7,500,000 Senior Secured Note each due March 20, 2011 (the "2007 Financing"). See note 20.

In connection with the Senior Secured Note, the Company issued warrants to purchase 298,617 shares of the Company's common stock at an exercise price of $0.10 per share. Goldman, Sachs & Co. exercised these warrants on March 24, 2006. See note 11.

**11. Financing (Continued)**

The Company allocated the proceeds received in the 2006 Financing to the different instruments based on the relative fair value of each instrument as follows:

| | Face value | Relative fair value |
|---|---|---|
| 1,353,365 shares of common stock | $ 7,500,000 | $ 8,260,000 |
| 10% Convertible Note due March 22, 2011 | 10,000,000 | 10,111,000 |
| 9.5% Senior Secured Note due March 22, 2011 | 7,500,000 | 4,830,000 |
| Warrants to purchase 298,617 shares of common stock for $0.10 per share | — | 1,799,000 |
| Total gross proceeds received in Financing | $25,000,000 | $25,000,000 |

The 2006 Senior Secured Note and the 2006 Convertible Note net of the issuance costs will be accreted by up to $2,559,000 to their face values of $7,500,000 and $10,000,000, respectively, through their five-year term until maturity. The accretion of the discount and premium will be recorded as interest expense.

The estimated issuance costs of the 2006 Financing were $1,993,000 including (a) a $1,210,000 cash payment and issuance of warrants to purchase 79,559 shares of the Company's common stock, at exercise prices ranging from $0.10 to $10.00, the warrants fair value was determined based on the Black-Scholes option-pricing model (at an estimated fair value of $367,000, see table below), to the Company's financial advisor and (b) an amount of $417,000 for legal and other professional fees and costs. Of these estimated issuance costs, $806,000 and $385,000 were allocated, based on the relative fair value method, to the Convertible Note and the Senior Secured Note, respectively. These costs will be amortized based on the effective interest amortization method through the five-year term until maturity of the notes and recorded as interest expense, based on the effective interest method of amortization.

The warrants to purchase shares of the Company's common stock issued in the 2006 were as follows:

| Numbers of Warrants granted | Exercise price | Total fair value |
|---|---|---|
| 8,958 | $ 0.10 | $ 69,000 |
| 40,601 | $ 5.54 | $191,000 |
| 30,000 | $10.00 | $107,000 |
| 79,559 | | $367,000 |

The fair value of warrants granted was estimated based on the Black-Scholes option-pricing model, using the following assumptions:

| | 2006 |
|---|---|
| Black-Scholes model assumptions: | |
| Risk-free interest rate | 4.50% |
| Weighted-average expected life | 3.00 |
| Volatility ranges | 0.76 |
| Dividend yields | — |



## 11. Financing (Continued)

Following the Financing, Goldman, Sachs & Co. became a related party. See note 17.

## 12. Commitments and Contingent Liabilities

*Operating Lease*

The Company leases its facilities and automobiles under cancelable and non-cancelable operating lease agreements. The Company leases its United States facilities in Georgia and California and its Israeli facilities in Airport City near Tel Aviv.

The future minimum rental payments on a fiscal year basis under the operating leases are as follows*:

| | December 31, 2006 |
|---|---|
| | (In thousands of U.S. $) |
| 2007 | $1,543 |
| 2008 | 1,292 |
| 2009 | 1,123 |
| 2010 | 1,008 |
| 2011 | 451 |
| | $5,417* |

* Includes $980,000 related to automobile leases.

Rental expenses under all operating leases were $2,087,000, $2,481,000 and $1,400,000 for the years ended December 31, 2006, 2005 and 2004, respectively. These amounts include $196,000 related to Xtend for the year ended December 31, 2004.

As of December 31, 2006, the Company had purchase obligations of $1,136,000 which may become payable to the Company's suppliers at various times in the year ending December 31, 2007.

***Research Grants***

*The Office of the Chief Scientist in the Israeli Ministry of Industry and Trade (the "Chief Scientist").* The Company's Israeli subsidiaries have obtained grants from the Chief Scientist of $2,800,000. The technology developed under these grants may not be transferred to any person without the consent of the Chief Scientist. The grants are repayable to the Chief Scientist generally at the rate of 3% to 5% of the sales of the products developed, up to 100% of the grant received.

*Binational Industrial Research and Development Foundation (the "BIRD Foundation").* The Company has participated in programs sponsored by the BIRD Foundation, which funds joint US-Israeli teams in the development of technology products. The Company has received BIRD Foundation grants of $1,700,000 for various projects. Grants received from the BIRD Foundation must be paid back at the rate of 2.5% to 5% of revenues from the projects funded, up to a maximum amount equal to 150% of the grants received.

As of December 31, 2006, the Company repaid $1,300,000 of these grants. The maximum amount of contingent liability in respect of future royalties is $4,100,000 as of December 31, 2006. The royalty

**12. Commitments and Contingent Liabilities (Continued)**

expenses for the years ended December 31, 2006, 2005 and 2004, were $10,000, $3,000 and $5,000, respectively.

*Syntek Promissory Note*

As part of the Xtend acquisition, the Company issued the Syntek Promissory Note in the principal amount of $6,500,000, which is secured by the $5,000,000 letter of credit. See note 7.

*Guarantees.* As of December 31, 2006, the Company issued guarantees of $373,000, of which $334,000 have been pledged by investments in banks and related to lease agreements.

The $7,500,000 Senior Secured Note delivered in the 2006 Financing was a senior secured obligation, secured by the Company's assets and the intellectual property of its Israeli subsidiaries. See note 11.

**13. Shira—Discontinued Operations**

Profit of the discontinued operations was as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (In thousands of U.S. $) | | |
| Revenues | — | — | $154 |
| Cost of revenues | — | $ 3 | 31 |
| Gross (loss) income | — | (3) | 123 |
| Income (loss) from operations | — | (25) | 64 |
| Interest income, net | — | — | 3 |
| | — | (25) | 67 |
| Gain on disposal | $78 | $456 | — |
| Income from discontinued operations | $78 | $431 | $ 67 |

In 2003, the Company ceased the software business operated by Shira Computers Ltd. ("Shira"), its wholly-owned subsidiary, and terminated all of Shira's employees. Prior to that time, Shira operated in the Company's "Software Products" segment. The cessation of Shira's operations represented a disposal of a business segment under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). Accordingly, the Company classified the results of the Software Products segment as discontinued operations, and reclassified prior periods accordingly. The Company settled all severance expenses and termination of contractual obligations of $82,000 as of December 31, 2004. The Company did not incur any severance expenses or termination of contractual obligations, during the years ended December 31, 2005 and 2006.

On March 31, 2005, the Company sold all of its shares of Shira stock. As consideration for the sale, the Shira purchasers assumed all liabilities of Shira totaling $270,000 and are required to pay the Company 22.5% to 42.5% of the proceeds that may be received upon any subsequent sale of Shira or its assets. Upon closing of the sale in March 2005, the Company recorded an initial gain of $290,000 as



### 13. Shira—Discontinued Operations (Continued)

discontinued operations. During the year ended December 31, 2006 and 2005, the Company received an additional $78,000 and $166,000 from the Shira purchasers.

### 14. Capital Deficiency (Stockholders' Equity)

#### Common Stock Reserved for Issuance

As of December 31, 2006, the Company reserved 559,167 shares of common stock for issuance upon exercise of options and issuance of shares of restricted stock reserved under the Company's stock-based compensation plans.

#### Issuance of Common Stock for Xtend Acquisition

On June 30, 2004, in connection with the acquisition of Xtend, the Company issued 1,398,777 shares of its common stock. See note 7.

#### Former Chief Executive Officer Separation Agreement

In April 2002, pursuant to a separation agreement entered into in October 2001 and as part of a restructuring program that the Company implemented in 2001, the Company loaned $1,000,000 to its former chief executive officer. The loan was secured solely by the option to purchase 266,667 shares of the Company's common stock and the underlying shares of common stock held by such officer.

The Company applied combined accounting to these options and the related loan secured by such options. This resulted in variable accounting for the stock options, with a minimum expense being recorded of $1,000,000. The total adjustments for the years ended December 31, 2005 and 2004 associated with these options were income of $786,000 and expenses of $21,000, respectively. In 2005, the Company also reversed a previous accrual of $89,000 for unrealized expenses. The Company recorded the charges/income as restructuring adjustments.

As of December 31, 2006, this former officer had exercised all of these stock options. Upon the sale of some of the underlying shares of common stock, this former officer paid the Company all of the aggregate amount borrowed in 2002 ($19,000 of which by cancellation of 5,000 common shares).

#### Issuance of Common Stock under the Financing Agreement

On March 23, 2006, in connection with the 2006 Financing, the Company issued 1,353,365 shares of common stock. See also note 11.

#### Warrants

On March 23, 2006 in connection with the Financing, the Company issued warrants to purchase 298,617 shares of common stock at an exercise price of $0.10 per share. Goldman, Sachs & Co. exercised these warrants on March 24, 2006. In addition, the Company issued to its financial advisors warrants to purchase 79,559 shares of the Company's common stock, at exercise prices ranging from $0.10 to $10.00 (at an estimated fair value of $367,000). In December 2006, 2,240 of these warrants were exercised in a cashless exercise in which the Company issued 2,185 shares of common stock and returned 55 shares of common stock (which initially had been reserved for issuance) to its reserve of

**14. Capital Deficiency (Stockholders' Equity) (Continued)**

common stock authorized for issuance. A summary of warrants for the year ended December 31, 2006 (in thousands of United States dollars, except per share data):

A summary of warrants for the year ended December 31, 2006:

| | Number outstanding (in thousands) | Weighted average exercise price in dollars | Weighted average fair value in dollars |
|---|---|---|---|
| Warrants: | | | |
| Granted | 378 | $1.47 | $5.35 |
| Exercised | (301) | $0.10 | |
| Balance at December 31, 2006 | 77 | $6.83 | |

**Stock Option Plans**

The Company has the following stock option plans: the 1999 Employee and Consultant Equity Incentive Plan and the Third Amended and Restated 2000 Employee and Consultant Equity Incentive Plan (the "2000 Plan"). The Company's 1996 Equity Incentive Plan expired by its terms as of February 3, 2006. The Company currently makes grants only from the 2000 Plan, which permits the grant of incentive stock options ("ISOs") to employees, nonstatutory stock options to employees, directors and consultants and stock options which comply with Israeli law if granted to persons who are subject to Israel income tax. The 2000 Plan also provides for the awards of restricted stock and stock bonuses.

In 2004, the Company's Board of Directors approved an amendment to the terms of the 2000 Plan to comply with Israeli tax legislation that became effective in January 2003.

ISOs must have an exercise price equal to the fair value of the common stock on the grant date as determined by the Board of Directors. The period within which the option may be exercised is determined at the time of grant, but may not be longer than 10 years. The number of shares reserved under the 2000 Plan is subject to automatic annual increases on the first day of each fiscal year, equal to the lesser of 1,000,000 shares or 10% of the number of outstanding shares on the last day of the immediately preceding year.

On November 1, 2004, the Company entered into an at-will employment agreement with Xtend's chief executive officer under which he was granted an option to purchase 300,000 shares of the Company's common stock. In January 2005, he also was granted an option to purchase 400,000 shares of the Company's common stock. No compensation expense was recorded for these options as the fair value of the stock was not greater than the exercise price. In October 2005, the employment of this officer was terminated, and 25% of his outstanding options (175,000) were immediately vested. All remaining outstanding options were forfeited.

In August 2005, the Company granted certain employees options to purchase 145,000 shares of the Company's common stock at an exercise price of $0.10 per share. The market price on the date of grant was $6.75, which resulted in deferred stock compensation of $964,000 which was amortized during the year ended December 31, 2005 by $222,000, under APB No. 25.

**14. Capital Deficiency (Stockholders' Equity) (Continued)**

In March 2005, the Company granted its Chairman of the Board and former Chief Executive Officer and certain other employees 630,000 options to purchase shares of its common stock for $7.50 to $10.50 per share. The options vest and become exercisable if the closing price of the Company's common stock is at or above specified prices for 10 trading days out of any 30 consecutive trading days, so long as the optionee remains an employee of or consultant to the Company on the 10th day of the period. The options expire five years after the grant date, or, if earlier, 90 days after the optionee is no longer an employee of or consultant to the Company. As of March 31, 2006, 75,000 of these stock options were forfeited as a result of the termination of an employee's employment. As of December 31, 2006, another 60,000 of these stock options were forfeited as a result of the termination of another employee's employment. In the years ended December 31, 2006 and 2005, the Company recorded expenses of $475,000 and $0, respectively, related to these stock options.

See also note 19 regarding stock options granted in connection with recent management changes at the Company.

**Grant of Stock Options to Davidi Gilo**

On February 10, 2006, the Company's Compensation Committee approved the grant to Mr. Gilo, the Company's Chairman of the Board and former Chief Executive Officer, of options to purchase 900,000 shares of the Company's common stock. These options vest as follows:

(a) 300,000 shares vested upon the closing of the 2006 Financing.

(b) 300,000 shares vest at such time as the per share price of the Company's common stock closes at or above $10.44 for a period of any 22 (consecutive or non-consecutive) trading days, so long as Mr. Gilo remains an employee of or consultant to the Company on the 22nd day of such period.

(c) 300,000 shares vest at such time as the per share price of the Company's common stock closes at or above $15.66 for a period of any 22 (consecutive or non-consecutive) trading days, so long as Mr. Gilo remains an employee of or consultant to the Company on the 22nd day of such period.

The Company recorded stock-based compensation expenses of $750,000 for the year ended December 31, 2006 related to the 300,000 options granted to Mr. Gilo that vested upon the closing of the 2006 Financing. The Company also recorded stock-based compensation expenses of $199,000 for the year ended December 31, 2006, in connection with the 600,000 stock options granted to Mr. Gilo which vest based on the closing price of the Company's common stock. These stock-based compensation expenses were determined based on the binomial valuation method.

**Restricted Stock**

Recipients of shares of restricted stock are entitled to cash dividends, to the extent paid, and to vote their shares throughout the period of restriction. The value of the shares is the market price on the date of grant. Compensation was amortized ratably over the vesting period. Compensation expenses must be recognized for shares of restricted stock subject to designated performance criteria if the performance criteria are being attained or it is probable that they will be attained.

**14. Capital Deficiency (Stockholders' Equity) (Continued)**

In July 2004, the Company granted a former Xtend employee 146,000 shares of restricted stock, of which 71,000 shares have vested and 75,000 shares will vest subject to designated performance criteria. See note 7. In the year ended December 31, 2006, the Company did not record compensation expenses since it did not achieve the performance conditions related to the remaining restricted stock.

A summary of stock option plans, shares of restricted stock and related information, under all of the Company's equity incentive plans for the years ended December 31, 2006, 2005 and 2004 are as follows (in thousands of United States $, except per share data):

| | Options/Shares available for grants | Number outstanding | Weighted average exercise price | Weighted average fair value |
|---|---|---|---|---|
| Stock Options: | | | | |
| **Balance at January 1, 2004** | 886 | 3,941 | $4.46 | |
| Authorized | 650 | — | — | |
| Granted fixed plans* | (1,642) | 1,642 | 6.38 | $3.70 |
| Exercised fixed plans | — | (594) | 3.30 | |
| Cancelled fixed plans | 454 | (454) | 4.85 | |
| Cancelled variable plans | 100 | (100) | 4.38 | |
| **Balance at December 31, 2004** | 448 | 4,435 | $5.29 | |
| Restricted shares: | | | | |
| Granted fixed plan | (71) | — | — | $6.47 |
| Granted variable plan | (75) | — | — | $6.47 |
| **Balance at December 31, 2004** | 302 | 4,435 | $5.29 | |
| Authorized | 2,167 | — | — | |
| Grant fixed plans* | (2,070) | 2,070 | 6.41 | $3.80 |
| Grant variable plans | (630) | 630 | 8.11 | $3.28 |
| Exercised fixed plans | — | (222) | 3.00 | |
| Exercised variable plans | — | (267) | 0.03 | |
| Cancelled fixed plans | 1,061 | (1,061) | 10.46 | |
| **Balance at December 31, 2005** | 830 | 5,585 | $5.35 | |
| Authorized | 1,000 | — | — | |
| Grant* | (2,075) | 2,075 | 5.26 | $2.71 |
| Exercised | — | (753) | 3.47 | |
| Cancelled | 844 | (844) | 6.37 | |
| Expired plan | (40) | — | — | |
| **Balance at December 31, 2006** | 559 | 6,063 | $5.41 | |

* Includes 146,875, 518,750 and 151,250 options granted to non-employee directors in 2006, 2005 and 2004, respectively.

The expected volatility is based on the historical volatility of the Company's stock. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the respective stock option grant. The expected term is based on the Company's historical exercise of stock



**14. Capital Deficiency (Stockholders' Equity) (Continued)**

option grants. The dividend yield assumption reflects the expected dividend. Pre-vesting forfeiture rates were estimated based on pre-vesting forfeiture experience.

**Stock Option Plans Details**

The following table summarizes information concerning outstanding and exercisable options under stock option plans as of December 31, 2006:

| | Options outstanding | | | Options exercisable | |
|---|---|---|---|---|---|
| Range of exercise prices | Number outstanding | Weighted average remaining contractual life | Weighted average exercise price per share | Number exercisable | Weighted average exercise price per share |
| (In U.S. $) | (In thousands of U.S. $) | (In years) | (In U.S. $) | (In thousands of U.S. $) | (In U.S. $) |
| **Fixed Plans:** | | | | | |
| 0.10 | 133 | 3.76 | $0.10 | 46 | $0.10 |
| 0.99 | 3 | 1.11 | 0.99 | 3 | 0.99 |
| 2.27-3.40 | 683 | 3.79 | 3.25 | 497 | 3.21 |
| 3.57-5.09 | 2,673 | 4.87 | 4.64 | 1,444 | 4.40 |
| 5.60-8.39 | 2,445 | 3.70 | 6.92 | 1,087 | 6.76 |
| 8.43-10.50 | 126 | 2.94 | 9.44 | 34 | 9.08 |
| **Total** | 6,063 | $4.21 | $5.41 | 3,111 | $5.02 |

The number of options exercisable as of December 31, 2006, 2005 and 2004 was 3,111,000, 2,578,000 and 2,066,000, respectively.

Expenses related to stock-based compensation are included in the following line items in the Statements of Operations:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (In thousands of U.S. $) | | |
| Cost of products sold | $ 83 | $ 11 | — |
| Research and development | $ 820 | $ 223 | $ 80 |
| Selling and marketing | $1,543 | $ 126 | $555 |
| General and administrative | $2,956 | $ 108 | $ 13 |
| Charge for (reversal of) restructuring | — | $(786) | $ 21 |

**Employee Stock Purchase Plan**

On February 2, 2000, the stockholders and the Board of Directors approved the Vyyo Inc. 2000 Employee Stock Purchase Plan (the "ESPP"). The ESPP permitted eligible employees to purchase shares of common stock at the end of each six-month purchase period during a two-year offering period, through payroll deductions not exceeding 15% of an employee's salary. The price per share was

**14. Capital Deficiency (Stockholders' Equity) (Continued)**

equal to 85% of the lower of the fair market value on the first day of each offering period or the last day of the applicable purchase period. During the years ended December 31, 2004 and 2003, 96,352 and 67,226 shares, respectively were issued under the ESPP. On January 20, 2005, the Company terminated the ESPP.

## 15. Income Taxes

### U.S. Income Taxes

Due to the Company's loss provision, there is no federal or material state income tax expense. Foreign withholding taxes of $802,000, $546,000 and $361,000 and state taxes of $0, $12,000 and $0 have been provided and recorded in provision for income tax expenses for the years ended December 31, 2006, 2005 and 2004, respectively.

The tax provision for income taxes differs from the amounts computed by applying the combined rate of statutory federal income tax and state tax of approximately 40% to income before income taxes. The source and tax effects of the differences are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (In thousands of U.S. $) | | |
| Current: | | | |
| Federal | — | — | — |
| State | — | $ 12 | — |
| Foreign | $ 802 | 546 | $ 361 |
| Total Current | $ 802 | $ 558 | $ 361 |
| Deferred: | | | |
| Federal | — | — | — |
| State | — | — | — |
| Foreign | — | — | — |
| Total deferred | — | — | — |
| Total | $ 802 | $ 558 | $ 361 |
| At statutory rate | $(9,759) | $(13,112) | $(7,072) |
| State taxes | (1,665) | (2,237) | (1,206) |
| Net operating losses not recognized | 10,405 | 13,552 | 7,495 |
| Promissory note | 442 | 1,579 | — |
| Non-deductible stock compensation | 390 | 56 | 783 |
| Foreign withholding taxes | 802 | 546 | 361 |
| Other | 187 | 174 | — |
| Total | $ 802 | $ 558 | $ 361 |

As of December 31, 2006, the Company had United States federal net operating loss carryforwards of approximately $55,100,000 which will expire in the years 2011 through 2026 and state net operating losses of approximately $40,200,000 which will expire in the years 2008 through 2016. The utilization of net operating loss carryforwards may be subject to substantial annual limitations if there has been a



**17. Related Parties (Continued)**

Amounts due to or from related parties are as follows:

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| | (In thousands of U.S. $) | |
| Accounts receivable | $ 991 | — |
| Current assets | $ 3 | $ 2 |
| Debt issuance costs, net | $ 1,074 | — |
| Accounts payable | $ 25 | $18 |
| Accrued liabilities | $ 362 | $25 |
| Deferred revenues | $ 3,795 | — |
| Senior Secured Note | $ 5,085 | — |
| Convertible Note | $10,097 | — |

**18. Operating Segments and Geographic Information**

The Company's reportable operating segments are strategic businesses differentiated by the nature of their products, activities and customers.

The Cable Solutions segment enables MSOs and other customers to operate private HFC networks for communications to customers. The Cable Solutions segment represents the results of Xtend's operations, which were consolidated with the Company's operations beginning July 1, 2004, and provides infrastructure solutions that expand the bandwidth of cable television lines. During 2006, the Company began to focus substantially all of its efforts and internal resources on its Cable Solutions segment.

The Wireless Solutions segment enables utilities and other customers to operate private wireless solutions for communications to their remote assets and customers. Typical applications include high-speed internet services, SCADA, VoIP and telephony (T1/E1), all based on modified DOCSIS® technology.

The measurement of losses and assets of the reportable segments is based on the same accounting principles applied in the consolidated financial statements. Segment losses reflect the loss from operations of the segment and do not include interest income (expenses), net, since this interest income (expenses) is not allocated to the segments.

**14. Capital Deficiency (Stockholders' Equity) (Continued)**

In July 2004, the Company granted a former Xtend employee 146,000 shares of restricted stock, of which 71,000 shares have vested and 75,000 shares will vest subject to designated performance criteria. See note 7. In the year ended December 31, 2006, the Company did not record compensation expenses since it did not achieve the performance conditions related to the remaining restricted stock.

A summary of stock option plans, shares of restricted stock and related information, under all of the Company's equity incentive plans for the years ended December 31, 2006, 2005 and 2004 are as follows (in thousands of United States $, except per share data):

| | Options/Shares available for grants | Number outstanding | Weighted average exercise price | Weighted average fair value |
|---|---|---|---|---|
| Stock Options: | | | | |
| **Balance at January 1, 2004** | 886 | 3,941 | $4.46 | |
| Authorized | 650 | — | — | |
| Granted fixed plans* | (1,642) | 1,642 | 6.38 | $3.70 |
| Exercised fixed plans | — | (594) | 3.30 | |
| Cancelled fixed plans | 454 | (454) | 4.85 | |
| Cancelled variable plans | 100 | (100) | 4.38 | |
| **Balance at December 31, 2004** | 448 | 4,435 | $5.29 | |
| Restricted shares: | | | | |
| Granted fixed plan | (71) | — | — | $6.47 |
| Granted variable plan | (75) | — | — | $6.47 |
| **Balance at December 31, 2004** | 302 | 4,435 | $5.29 | |
| Authorized | 2,167 | — | — | |
| Grant fixed plans* | (2,070) | 2,070 | 6.41 | $3.80 |
| Grant variable plans | (630) | 630 | 8.11 | $3.28 |
| Exercised fixed plans | — | (222) | 3.00 | |
| Exercised variable plans | — | (267) | 0.03 | |
| Cancelled fixed plans | 1,061 | (1,061) | 10.46 | |
| **Balance at December 31, 2005** | 830 | 5,585 | $5.35 | |
| Authorized | 1,000 | — | — | |
| Grant* | (2,075) | 2,075 | 5.26 | $2.71 |
| Exercised | — | (753) | 3.47 | |
| Cancelled | 844 | (844) | 6.37 | |
| Expired plan | (40) | — | — | |
| **Balance at December 31, 2006** | 559 | 6,063 | $5.41 | |

* Includes 146,875, 518,750 and 151,250 options granted to non-employee directors in 2006, 2005 and 2004, respectively.

The expected volatility is based on the historical volatility of the Company's stock. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the respective stock option grant. The expected term is based on the Company's historical exercise of stock



**14. Capital Deficiency (Stockholders' Equity) (Continued)**

option grants. The dividend yield assumption reflects the expected dividend. Pre-vesting forfeiture rates were estimated based on pre-vesting forfeiture experience.

**Stock Option Plans Details**

The following table summarizes information concerning outstanding and exercisable options under stock option plans as of December 31, 2006:

| | Options outstanding | | | Options exercisable | |
|---|---|---|---|---|---|
| Range of exercise prices | Number outstanding | Weighted average remaining contractual life | Weighted average exercise price per share | Number exercisable | Weighted average exercise price per share |
| (In U.S. $) | (In thousands of U.S. $) | (In years) | (In U.S. $) | (In thousands of U.S. $) | (In U.S. $) |
| **Fixed Plans:** | | | | | |
| 0.10 | 133 | 3.76 | $0.10 | 46 | $0.10 |
| 0.99 | 3 | 1.11 | 0.99 | 3 | 0.99 |
| 2.27-3.40 | 683 | 3.79 | 3.25 | 497 | 3.21 |
| 3.57-5.09 | 2,673 | 4.87 | 4.64 | 1,444 | 4.40 |
| 5.60-8.39 | 2,445 | 3.70 | 6.92 | 1,087 | 6.76 |
| 8.43-10.50 | 126 | 2.94 | 9.44 | 34 | 9.08 |
| **Total** | 6,063 | $4.21 | $5.41 | 3,111 | $5.02 |

The number of options exercisable as of December 31, 2006, 2005 and 2004 was 3,111,000, 2,578,000 and 2,066,000, respectively.

Expenses related to stock-based compensation are included in the following line items in the Statements of Operations:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (In thousands of U.S. $) | | |
| Cost of products sold | $ 83 | $ 11 | — |
| Research and development | $ 820 | $ 223 | $ 80 |
| Selling and marketing | $1,543 | $ 126 | $555 |
| General and administrative | $2,956 | $ 108 | $ 13 |
| Charge for (reversal of) restructuring | — | $(786) | $ 21 |

**Employee Stock Purchase Plan**

On February 2, 2000, the stockholders and the Board of Directors approved the Vyyo Inc. 2000 Employee Stock Purchase Plan (the "ESPP"). The ESPP permitted eligible employees to purchase shares of common stock at the end of each six-month purchase period during a two-year offering period, through payroll deductions not exceeding 15% of an employee's salary. The price per share was

### 14. Capital Deficiency (Stockholders' Equity) (Continued)

equal to 85% of the lower of the fair market value on the first day of each offering period or the last day of the applicable purchase period. During the years ended December 31, 2004 and 2003, 96,352 and 67,226 shares, respectively were issued under the ESPP. On January 20, 2005, the Company terminated the ESPP.

### 15. Income Taxes

**U.S. Income Taxes**

Due to the Company's loss provision, there is no federal or material state income tax expense. Foreign withholding taxes of $802,000, $546,000 and $361,000 and state taxes of $0, $12,000 and $0 have been provided and recorded in provision for income tax expenses for the years ended December 31, 2006, 2005 and 2004, respectively.

The tax provision for income taxes differs from the amounts computed by applying the combined rate of statutory federal income tax and state tax of approximately 40% to income before income taxes. The source and tax effects of the differences are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (In thousands of U.S. $) | | |
| Current: | | | |
| Federal | — | — | — |
| State | — | $ 12 | — |
| Foreign | $ 802 | 546 | $ 361 |
| Total Current | $ 802 | $ 558 | $ 361 |
| Deferred: | | | |
| Federal | — | — | — |
| State | — | — | — |
| Foreign | — | — | — |
| Total deferred | — | — | — |
| Total | $ 802 | $ 558 | $ 361 |
| At statutory rate | $(9,759) | $(13,112) | $(7,072) |
| State taxes | (1,665) | (2,237) | (1,206) |
| Net operating losses not recognized | 10,405 | 13,552 | 7,495 |
| Promissory note | 442 | 1,579 | — |
| Non-deductible stock compensation | 390 | 56 | 783 |
| Foreign withholding taxes | 802 | 546 | 361 |
| Other | 187 | 174 | — |
| Total | $ 802 | $ 558 | $ 361 |

As of December 31, 2006, the Company had United States federal net operating loss carryforwards of approximately $55,100,000 which will expire in the years 2011 through 2026 and state net operating losses of approximately $40,200,000 which will expire in the years 2008 through 2016. The utilization of net operating loss carryforwards may be subject to substantial annual limitations if there has been a



**15. Income Taxes (Continued)**

significant "change in ownership." Such a "change in ownership," as described in Section 382 of the Internal Revenue Code, may substantially limit the Company's utilization of these net operating loss carryforwards.

**Israeli Income Taxes**

As of December 31, 2006, the Company's Israeli subsidiaries have net operating loss carryforwards of approximately $96,000,000. The Israeli loss carryforwards have no expiration date.

The Company's Israeli subsidiaries have been granted "approved enterprise" status for several investment programs. These programs entitle these subsidiaries to tax exemption periods, ranging from two to six years, on undistributed earnings commencing in the year in which taxable income is attained as well as a reduced corporate tax rate of 10% to 25% (as opposed to the usual Israeli corporate tax rate of 31% for 2006) for the remaining term of the program on the program's proportionate share of income.

Since the subsidiaries do not have taxable income, the tax benefits periods have not yet commenced. The subsidiaries losses are expected to offset certain future earnings of the subsidiaries during the tax-exempt period; therefore, the utilization of the net operating losses will generate no tax benefits. Accordingly deferred tax assets from such losses have not been included in the financial statements. Entitlement to the above benefits is conditional upon the subsidiaries fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises.

One of the Company's subsidiaries is taxed at the regular Israeli corporate tax rate. Following a series of changes in Israeli tax rates, the corporate tax rates are as follows: 2004: 35%, 2005: 34%, 2006: 31%, 2007: 29%, 2008: 27%, 2009: 26% and for 2010 and thereafter: 25%.

**Deferred Income Taxes**

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| | (In thousands of U.S. $) | |
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ 21,076 | $ 17,515 |
| Other | 150 | 96 |
| Depreciation | 76 | 87 |
| Reserves & Accruals | 3,644 | 1,434 |
| | 24,946 | 19,132 |
| Valuation allowance | (24,946) | (19,132) |
| Net deferred tax assets | — | — |

**15. Income Taxes (Continued)**

The valuation allowance increased by $5,814,000, $6,878,000 and $5,870,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Approximately $843,000 of the valuation allowance is attributable to stock option deductions, the benefit of which will be credited to equity if and when realized. In the year ended December 31, 2006, the Company did not include $1,139,000 as deferred tax assets and valuation allowances upon the grant of non-qualified stock options.

FASB Statement No. 109, "Accounting for Income Taxes," requires the recognition of deferred tax assets if realization of such assets is more likely than not based upon the weight of available evidence, which includes historical operating performance and the reported cumulative net losses in all prior years. The Company has provided a full valuation allowance against net deferred tax assets as the future realization of the tax benefit is not sufficiently assured.

Loss before income taxes is composed of the following components for the:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (In thousands of U.S. $) | | |
| Losses before taxes in United States | $14,577 | $27,363 | $13,762 |
| Losses before taxes from continuing operations of Israeli subsidiaries | 14,125 | 11,202 | 7,037 |
| Total loss before taxes | $28,702 | $38,565 | $20,799 |

**16. Financial Income (Expenses), Net**

Financial income (expenses), net is comprised of the following:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (In thousands of U.S. $) | | |
| Interest income | $ 1,214 | $445 | $ 706 |
| Foreign exchange differences | (73) | (21) | (108) |
| Other | (40) | (23) | (90) |
| Interest expenses for related party* | (1,322) | — | — |
| Accretion of Syntek Promissory Note Discount** | (1,111) | — | — |
| Accretion of 2006 Senior Secured Note and 2006 Convertible Note* | (359) | — | — |
| | $(1,691) | $401 | $ 508 |

* See note 11.
** See note 7.

**17. Related Parties**

**Related Party Transactions with Mr. Gilo**

*Amended Employment Agreement.* On February 10, 2006, the Company entered into an amended employment agreement with Mr. Gilo, the Company's Chairman of the Board and former Chief



**17. Related Parties (Continued)**

Executive Officer (the "2006 Employment Agreement"), which replaced and superseded his original employment agreement (the "Original Employment Agreement").

The 2006 Employment Agreement is for a three-year term, with automatic renewals thereafter for terms of one year each, subject to termination upon prior notice by either party. Under the 2006 Employment Agreement, in exchange for 30 hours of services per week, Mr. Gilo will receive an annual base salary of $400,000, which will be reviewed annually based on Mr. Gilo's services and the Company's financial results. Mr. Gilo is eligible to participate in bonus plans that may be adopted by the Company's Board of Directors and shall receive an additional bonus based on his performance and that of the Company each year as determined by the Board of Directors or Compensation Committee. In addition, Mr. Gilo is eligible for stock options that may be awarded by the Company, and he shall accrue 30 days of paid vacation for each 12 months of employment (up to 60 days).

If the 2006 Employment Agreement is terminated without cause (as defined in the 2006 Employment Agreement), all of Mr. Gilo's unvested options shall vest immediately and Mr. Gilo shall receive a severance payment equal to the greater of (a) the full amount of compensation that Mr. Gilo could have expected under the 2006 Employment Agreement (without bonus) through the end of the term; or (b) 18 months of his then-current salary without bonus. If the 2006 Employment Agreement is terminated without cause after the initial three-year term, all of Mr. Gilo's unvested options shall vest immediately and Mr. Gilo shall receive a severance payment of 18 months of his then-current salary without bonus. If the 2006 Employment Agreement is terminated by the Company for cause, Mr. Gilo shall receive a severance payment equal to three months of his then-current salary without bonus. If Mr. Gilo voluntarily terminates the 2006 Employment Agreement, he shall receive a severance payment of nine months of his then current salary without bonus.

On March 21, 2007, the Company hired a new Chief Executive Officer. See note 19.

***Grant of Stock Options to Mr. Gilo.*** For a description of stock options granted to Mr. Gilo, see note 14.

***Other Related Party Transactions Involving Mr. Gilo.*** During the years ended December 31, 2006, 2005 and 2004, the Company reimbursed entities related to Mr. Gilo, for general and administrative expenses, net of $43,000, $71,000 and $63,000, respectively. In addition, the Company granted an employee of the same related party options to purchase the Company's common stock and recorded expenses of $3,000 and $20,000 for stock-based compensation in the years ended December 31, 2006 and 2005, respectively.

During the years ended December 31, 2006, 2005 and 2004, the Company reimbursed a related party, an entity controlled by Mr. Gilo, for general and administrative expenses of $58,000, $121,000 and $74,000, respectively. During the year ended December 31, 2004, the Company paid an additional $30,000 to such related party for work in connection with the Company's acquisition of Xtend.

During the years ended December 31, 2006, 2005 and 2004, the Company recorded various general and administrative expenses in connection with several charters of an aircraft for business travel purposes, provided by an unaffiliated third party management company, of $27,000, $742,000 and $770,000, respectively. The aircraft used in providing these services is leased by the same related party controlled by Mr. Gilo.

**17. Related Parties (Continued)**

**Other Related Party Transactions**

During the years ended December 31, 2006, 2005 and 2004, the Company paid legal and professional fees of $133,000, $72,000 and $149,000, respectively, for various professional and consulting services provided by a legal consulting firm under the control of Avraham Fisher, a stockholder and a director of the Company. In addition, Mr. Fisher has a relationship with ANI as described in note 4.

On November 1, 2004, the Company and William Keating entered into an at-will employment agreement. Under the terms of Mr. Keating's agreement, effective November 1, 2004, Mr. Keating became chief executive officer of Xtend. Under the agreement, Mr. Keating was paid a base salary of $300,000 per year and was eligible for an annual bonus of $200,000 based on performance milestones. Mr. Keating was granted options to purchase 700,000 shares of the Company's common stock. Mr. Keating's employment was terminated in October 2005. In connection with his termination, and in accordance with the terms of the original grant, 175,000 options to purchase shares of the Company's common stock were vested and all remaining outstanding options were forfeited. In addition, the Company made a $75,000 severance payment to Mr. Keating, which the Company had accrued in the year ended December 31, 2004.

With respect to the amendment of the Syntek Promissory Note payable to a stockholder, see notes 5 and 7.

With respect to the equipment purchase agreement with ANI, see note 4.

With respect to the $10,000,000 2006 Convertible Note and $7,500,000 2006 Senior Secured Note, see note 11.

See note 14 for a description of the separation agreement with the Company's former chief executive officer.

For the year ended December 31, 2006, the Company recorded consulting fees and expenses of $150,000 related to professional and consulting services provided by an executive search firm in which Margaret A. Bellville, a director of the Company, is a partner ($63,000 of the mentioned expenses relate to a period before the director became a related party). This director also has a personal consulting agreement with the Company pursuant to which the Company pays Ms. Bellville $2,000 per month for certain strategic consulting services

For transactions with Wayne H. Davis, the Company's new Chief Executive Officer, see note 19.

For Consulting Agreement with James A. Chiddix, a new director of the Company, see note 19.



### 17. Related Parties (Continued)

Amounts due to or from related parties are as follows:

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| | (In thousands of U.S. $) | |
| Accounts receivable | $ 991 | — |
| Current assets | $ 3 | $ 2 |
| Debt issuance costs, net | $ 1,074 | — |
| Accounts payable | $ 25 | $18 |
| Accrued liabilities | $ 362 | $25 |
| Deferred revenues | $ 3,795 | — |
| Senior Secured Note | $ 5,085 | — |
| Convertible Note | $10,097 | — |

### 18. Operating Segments and Geographic Information

The Company's reportable operating segments are strategic businesses differentiated by the nature of their products, activities and customers.

The Cable Solutions segment enables MSOs and other customers to operate private HFC networks for communications to customers. The Cable Solutions segment represents the results of Xtend's operations, which were consolidated with the Company's operations beginning July 1, 2004, and provides infrastructure solutions that expand the bandwidth of cable television lines. During 2006, the Company began to focus substantially all of its efforts and internal resources on its Cable Solutions segment.

The Wireless Solutions segment enables utilities and other customers to operate private wireless solutions for communications to their remote assets and customers. Typical applications include high-speed internet services, SCADA, VoIP and telephony (T1/E1), all based on modified DOCSIS® technology.

The measurement of losses and assets of the reportable segments is based on the same accounting principles applied in the consolidated financial statements. Segment losses reflect the loss from operations of the segment and do not include interest income (expenses), net, since this interest income (expenses) is not allocated to the segments.

## 18. Operating Segments and Geographic Information (Continued)

Financial data relating to reportable operating segments is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (In thousands of U.S. $) | | |
| Consolidated revenues from: | | | |
| Wireless Solutions: | | | |
| Related party | $ 6,721 | — | — |
| Other | 195 | $ 2,193 | $ 6,094 |
| Cable Solutions | 1,084 | 174 | — |
| Consolidated revenue | $ 8,000 | $ 2,367 | $ 6,094 |
| Operating loss from continuing operations: | | | |
| Wireless Solutions | $(11,625) | $(15,977) | $(13,079) |
| Cable Solutions | (15,386) | (25,522) | (8,228) |
| Total consolidated operating loss from continuing operations | (27,011) | (41,499) | (21,307) |
| Gain resulting from amendment to Promissory Note | — | 2,533 | — |
| Financial income | 1,214 | 445 | 706 |
| Financial expenses | (2,905) | (44) | (198) |
| Income taxes | (802) | (558) | (361) |
| Loss from continuing operations | $(29,504) | $(39,123) | $(21,160) |

The following provides information on the Company's assets:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (In thousands of U.S. $) | | |
| Wireless Solutions | $28,196 | $19,935 | $47,991 |
| Cable Solutions: | | | |
| Intangible assets | — | — | 6,802 |
| Other assets | 3,953 | 1,860 | 1,306 |
| | 3,953 | 1,860 | 8,108 |
| Eliminations / adjustments | — | — | 72 |
| | $32,149 | $21,795 | $56,171 |



## 18. Operating Segments and Geographic Information (Continued)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (In thousands of U.S. $) | | |
| Expenditures for long-lived assets: | | | |
| Wireless Solutions | $ 96 | $ 363 | $ 571 |
| Cable Solutions: | | | |
| Intangible assets | — | — | 9,249 |
| Other assets | 845 | 976 | 513 |
| | 845 | 976 | 9,762 |
| Eliminations / adjustments | — | — | — |
| | $941 | $ 1,339 | $10,333 |
| Depreciation and amortization expenses: | | | |
| Wireless Solutions | $298 | $ 615 | $ 595 |
| Cable Solutions:* | | | |
| Intangible assets | — | 13,302 | 1,045 |
| Other assets | 552 | 385 | 80 |
| | $552 | 13,687 | 1,125 |
| | $850 | $14,302 | $ 1,720 |

* Does not include the write-off of acquired in-process research and development.

The following is a summary of operations within geographic areas, classified by the Company's country of domicile and by foreign countries:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (In thousands of U.S. $) | | |
| Revenues from sales to unaffiliated customers from continuing operations in Cable Solutions and Wireless Solutions segments: | | | |
| United States, related party | $6,721 | — | — |
| United States | 148 | $1,436 | $1,525 |
| China | — | 226 | 2,105 |
| Malaysia | — | 165 | 1,778 |
| Rest of the world | 47 | 366 | 686 |
| | $6,916 | $2,193 | $6,094 |
| Cable Solutions segment: | | | |
| United States | $1,084 | $ 174 | — |
| Property and equipment, net | | | |
| Israel | $1,008 | $1,378 | $1,053 |
| United States | 668 | 207 | 199 |
| | $1,676 | $1,585 | $1,252 |

## 18. Operating Segments and Geographic Information (Continued)

Sales to major customers in the Cable Solutions and Wireless Solutions segments out of total revenues are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Customer A (related party) | 84% | — | — |
| Customer B | 13% | 1% | — |
| Customer C | 1% | 45% | 19% |
| Customer D | — | 8% | 19% |
| Customer E | — | 2% | 13% |
| Customer F | — | — | 21% |

## 19. Recent Management Changes

### Employment of Wayne H. Davis, the Company's new Chief Executive Officer

On March 21, 2007, the Company entered into an employment agreement with Mr. Davis, who will serve as the Company's new Chief Executive Officer (the "Davis Agreement"). Mr. Davis replaces Davidi Gilo, who will continue to serve as the Company's Chairman of the Board.

The Davis Agreement is for a three-year term, with automatic one-year renewals, subject to termination upon prior notice by either party. Mr. Davis will receive an annual base salary of $300,000, which will be reviewed on or before December 31, 2007 and thereafter based on Mr. Davis' services and the Company's financial results. Mr. Davis may become eligible to receive an annual cash bonus up to $300,000 based on performance objectives to be agreed to by Mr. Davis and the Company's Board of Directors. The Company also granted Mr. Davis a stock option to purchase 600,000 shares of the Company's common stock subject to standard vesting for new employees: 25% vest at the one year anniversary of the grant with the remaining vesting in equal monthly installments for the next 36 months. The exercise price of the stock options is $6.31, the closing price of the Company's common stock on March 21, 2007. Mr. Davis accrues 30 days of paid vacation for each calendar year during the term of his agreement.

If the Company terminates his employment without "Cause" (as defined in the Davis Agreement), (a) before the first anniversary of his employment, the Company must pay Mr. Davis severance equal to six months of his annual salary (without bonus), (b) after the first anniversary of his employment but on or before the second anniversary of his employment, the Company must pay Mr. Davis severance equal to nine months of his annual salary (without bonus), and (c) after the second anniversary of his employment, the Company must pay Mr. Davis severance equal to 12 months of his annual salary (without bonus).

If Mr. Davis' employment is terminated upon a "Change of Control" (as defined in the Davis Agreement), Mr. Davis shall be entitled to (a) in lieu of the severance described in the foregoing paragraph, severance equal to his annual salary plus 100% of his annual target bonus in effect during the year in which a Change of Control occurs; (b) immediate vesting of all unvested stock options; and (c) continuation of life, health, disability, vision, hospitalization, dental and other insurance coverage for one year for Mr. Davis and his spouse and dependent children. If upon a Change of Control Mr. Davis is offered employment by the Company's successor with responsibilities substantially similar

**19. Recent Management Changes (Continued)**

to those in the Davis Agreement and Mr. Davis does not accept the offer, 33.3% of Mr. Davis' stock options will immediately vest. If upon a Change of Control Mr. Davis accepts employment by the Company's successor with responsibilities substantially similar to those in the Davis Agreement, 33.3% of Mr. Davis' stock options will immediately vest. If Mr. Davis terminates his employment for Good Reason (as defined in the Davis Agreement) with the Company's successor on or after the six-month anniversary of his employment, all remaining stock options held by Mr. Davis will immediately vest.

**Transactions with James A. Chiddix, the Company's new Vice Chairman of the Board of Directors**

***Nomination as Vice Chairman.*** On March 21, 2007, the Company's Board of Directors nominated James A. Chiddix to serve as a Class I director. Mr. Chiddix's nomination will be submitted to the Company's stockholders at its 2007 annual meeting of stockholders.

In accordance with the Company's compensation policy for new directors, the Company granted Mr. Chiddix an option to purchase 25,000 shares of the Company's common stock which vests in four annual installments on each anniversary of his nomination. The exercise price of the stock options at $6.31, the closing price of the Company's common stock on March 21, 2007. Mr. Chiddix also will be granted additional option grants for his service on the Board of Directors as described in the Company's proxy statement relating to the annual meting of stockholders to be held in May 2007.

***Consulting Agreement.*** On March 21, 2007, the Company also entered into a Consulting Agreement with Mr. Chiddix pursuant to which Mr. Chiddix will receive $15,000 per month in exchange for providing certain services to the Company for on average 40 hours per month. Mr. Chiddix also was granted a stock option to purchase 250,000 shares of the Company's common stock which vests in equal monthly installments over 48 months. The exercise price of the stock options is $6.31, the closing price of the Company's common stock on March 21, 2007.

The stock options granted to Mr. Chiddix may be accelerated upon the occurrence of specified events, including certain financing events, approval of the Company's products in identified cable companies or upon a "Change of Control" (as defined in the Consulting Agreement), as follows.

*Financing Event.* If the Company is a party to a Financing Event (as defined in the Consulting Agreement which does not include the 2007 Financing) on or before December 31, 2007, and it is determined that Mr. Chiddix contributed in a material way (as defined in the Consulting Agreement) to the Financing Event, then 30,000 of Mr. Chiddix's outstanding and unvested stock options will vest immediately.

*Spectrum Overlay.* If the Company's Spectrum Overlay solution is approved by one of two identified cable companies which generates a required level of revenue and if Mr. Chiddix contributed in a material way to the completion of such orders, then (a) 30,000 of Mr. Chiddix's stock options will immediately vest, and (b) the remaining number of outstanding and unvested stock options held by Mr. Chiddix (other than the number of stock options that may vest monthly through December 31, 2008) would be eligible to immediately vest if the Company subsequently receives the required approval and revenue from the second identified cable company.

*Change of Control.* If the Company enters into a definitive agreement on or before December 31, 2008 which would result in a Change of Control, then the remaining number of outstanding and

**19. Recent Management Changes (Continued)**

unvested stock options held by Mr. Chiddix will immediately vest as of the closing of the Change of Control.

**20. Subsequent Event**

**Financing**

On March 28, 2007, the Company closed a private placement of $35,000,000 of the Company's 5% unsecured Convertible Notes due 2012 (the "2007 Convertible Note"), initially convertible into 3,500,000 shares of the Company's common stock, par value $0.0001 per share, to Goldman, Sachs & Co., of which $17,500,000 was used to pay off in full the Company's outstanding $10,000,000 10% Convertible Note and $7,500,000 9.5% Senior Secured Note.

The 2007 Convertible Note is convertible at the holder's option into shares of the Company's common stock at an conversion price of $10.00 per share, provided, that in no event may the holder own of record more than 14.8% of the outstanding shares of common stock. In the event of a Fundamental Change (as defined in the 2007 Convertible Note), the holder may, at its option, require the Company to redeem all or any portion of the 2007 Convertible Note at a price equal to 101% of the principal amount, plus all accrued and unpaid interest, if any, and subject to specified conditions, may be entitled to a cash "make-whole" premium, calculated in accordance with the terms of the 2007 Convertible Note.

Under the Amended and Restated Registration Rights Agreement executed in connection with the 2007 Convertible Note, the Company is obligated to file a registration statement on Form S-3 registering the resale of the shares issuable upon conversion of the Convertible Note for an initial two-year period, subject to extension under specified circumstances.

Financial Report



END